SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2021

Commission File Number 1-14926

KT Corporation

(Translation of registrant’s name into English)

90, Buljeong-ro,

Bundang-gu, Seongnam-si,

Gyeonggi-do,

Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: March 10, 2021
KT Corporation

By:	/s/ Seunghoon Chi

Name:	Seunghoon Chi
Title:	Vice President

By:	/s/ Ginah Yun

Name:	Ginah Yun
Title:	Director

KT Corporation and Subsidiaries

Consolidated Financial Statements

December 31, 2020 and 2019

KT Corporation and Subsidiaries

Index

December 31, 2020 and 2019

Page(s)
Independent Auditor’s Report	1 – 4

Consolidated Financial Statements

Consolidated Statements of Financial Position	5 – 6

Consolidated Statements of Profit or Loss	7

Consolidated Statements of Comprehensive Income	8

Consolidated Statements of Changes in Equity	9 – 10

Consolidated Statements of Cash Flows	11 – 12

Notes to the Consolidated Financial Statements	13 – 123

Independent Auditor’s Report

(English Translation of a Report Originally Issued in Korean)

To the Board of Directors and Shareholders of

KT Corporation

Opinion

We have audited the accompanying consolidated financial statements of KT Corporation (the Group), which comprise the consolidated statements of financial position as at December 31, 2020 and 2019, and the consolidated statements of profit or loss, consolidated statements of comprehensive income, consolidated statements of changes in equity and consolidated statements of cash flows for the years then ended, and notes to the consolidated financial statements, including a summary of significant accounting policies.

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Group as at December 31, 2020 and 2019, and its consolidated financial performance and its consolidated cash flows for the years then ended in accordance with International Financial Reporting Standards as adopted by the Republic of Korea (Korean IFRS).

Basis for Opinion

We conducted our audits in accordance with Korean Standards on Auditing. Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Financial Statements section of our report. We are independent of the Group in accordance with the ethical requirements of the Republic of Korea that are relevant to our audit of the consolidated financial statements and we have fulfilled our other ethical responsibilities in accordance with the ethical requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Emphasis of Matter

Without modifying our opinion, we draw attention to Note 2.2 and Note 43 to the consolidated financial statements. As discussed in Note 2.2 and Note 43, changes in accounting policy in relation to lease term have been adopted retrospectively and the Group’s consolidated financial statements for the year ended December 31, 2019, presented herein for comparative purposes, were adjusted.

Key Audit Matters

Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the consolidated financial statements of the current period. These matters were addressed in the context of our audit of the consolidated financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters.

Samil PricewaterhouseCoopers, 100 Hangang-daero, Yongsan-gu, Seoul 04386, Korea, www.samil.com

(1)	Cash-Generating Unit Impairment Assessment

•	Why the matter was determined to be a key audit matter

As described in Note 2.16 in the consolidated financial statements, the Group assesses whether indicators of impairment on assets exist. This assessment is completed in accordance with Korean IFRS 1036. When an impairment indicator exists, then management performs an impairment test. Given that there is a significant difference between the market value and the total net assets of KT Corporation (“the Controlling Company”) as of December 31, 2020, the Group determined that indicators of impairment on the cash-generating units (“the CGUs”) in wire, wireless and corporate business CGUs in the Controlling Company existed as at December 31, 2020. Management completed an impairment assessment, and no impairment loss was recognized as the recoverable amount of each of the CGUs exceeds their respective carrying amounts.

To determine the recoverable amounts of the CGUs, the Group estimated future cash flows which reflected forecast information such as the number of users for communication services, average profit per user (“ARPU”), and other assumptions. Another critical assumption was the determination of a discount rate to apply to these forecasted future cash flows. Significant judgment is used by management in determining these key assumptions.

The carrying amounts of assets allocated to each of the CGUs are material in the consolidated financial statements. Management’s assumptions have a significant impact on determining the recoverable amounts. This results in a high degree of judgement, effort and specialized knowledge being used by management. Therefore, we determined that the Group’s impairment assessment of assets allocated to each of the aforementioned CGUs as a key audit matter.

•	How the matter was addressed in the audit:

We have performed the following audit procedures to address the above key audit matter:

•	We obtained an understanding of the Group’s procedures for asset impairment assessment and evaluated relevant internal controls.

•	We obtained an understanding of the Group’s procedures to identify the CGUs and evaluated relevant internal controls.

•	We evaluated the appropriateness of valuation models used by management to estimate the recoverable amounts.

•	We evaluated the appropriateness of internal and external information used by management to estimate the recoverable amounts.

•	We assessed the consistency of key assumptions used by management to estimate the recoverable amounts, by comparing the historical results, current market conditions and future business plans.

•	We used independent auditor’s experts to assess management’s valuation models and assumptions.

Responsibilities of Management and Those Charged with Governance for the Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with Korean IFRS, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is responsible for assessing the Group’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Group or to cease operations.

Those charged with governance are responsible for overseeing the Group’s financial reporting process.

Auditor’s Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Korean Standards on Auditing will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.

As part of an audit in accordance with Korean Standards on Auditing, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

•

Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

•	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

•

Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Group’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Group to cease to continue as a going concern.

•

Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

•

Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Group to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of the Group audit. We remain solely responsible for our audit opinion.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

From the matters communicated with those charged with governance, we determine those matters that were of most significance in the audit of the consolidated financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditor’s report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

The engagement partner on the audit resulting in this independent auditor’s report is Jin-Kyu Lee, Certified Public Accountant.

Seoul, Korea

March 9, 2021

This report is effective as of March 9, 2021, the audit report date. Certain subsequent events or circumstances, which may occur between the audit report date and the time of reading this report, could have a material impact on the accompanying consolidated financial statements and notes thereto. Accordingly, the readers of the audit report should understand that there is a possibility that the above audit report may have to be revised to reflect the impact of such subsequent events or circumstances, if any.

KT Corporation and Subsidiaries

Consolidated Statements of Financial Position

Years Ended December 31, 2020 and 2019

(in millions of Korean won)	Notes	December 31, 2020		December 31, 2019
Assets

Current assets
Cash and cash equivalents	4, 5	~~W~~	2,634,624	~~W~~	2,305,894
Trade and other receivables, net	4, 6		4,902,471		5,906,445
Other financial assets	4, 7		1,202,840		868,388
Current income tax assets			2,059		68,120
Inventories, net	8		534,636		665,498
Current assets held-for-sale	10		1,198		83,602
Other current assets	9		1,876,352		1,999,282

Total current assets			11,154,180		11,897,229

Non-current assets
Trade and other receivables, net	4, 6		1,250,769		1,181,797
Other financial assets	4, 7		544,347		821,658
Property and equipment, net	11		14,206,119		13,785,299
Right-of-use assets	21		1,217,179		1,268,329
Investment properties, net	12		1,368,453		1,387,430
Intangible assets, net	13		2,161,258		2,834,037
Investments in associates and joint ventures	14		557,881		267,660
Deferred income tax assets	31		433,698		411,171
Other non-current assets	9		768,661		685,488

Total non-current assets			22,508,365		22,642,869

Total assets		~~W~~	33,662,545	~~W~~	34,540,098

The above consolidated statements of financial position should be read in conjunction with the accompanying notes.

KT Corporation and Subsidiaries

Consolidated Statements of Financial Position

Years Ended December 31, 2020 and 2019

(in millions of Korean won)	Notes	December 31, 2020		December 31, 2019
Liabilities

Current liabilities
Trade and other payables	4, 15	~~W~~	6,210,099	~~W~~	7,597,478
Borrowings	4, 16		1,418,114		1,185,725
Other financial liabilities	4, 7		2,493		943
Current income tax liabilities			232,225		66,266
Other provisions	17		165,990		175,612
Deferred income			60,252		53,474
Other current liabilities	9		1,103,299		1,068,558

Total current liabilities			9,192,472		10,148,056

Non-current liabilities
Trade and other payables	4, 15		807,540		1,082,219
Borrowings	4, 16		5,898,184		6,113,142
Other financial liabilities	4, 7		260,676		149,136
Net defined benefit liabilities	18		378,087		365,663
Other provisions	17		86,202		78,549
Deferred income			149,050		99,180
Deferred income tax liabilities	31		429,331		425,468
Other non-current liabilities	9		909,570		895,137

Total non-current liabilities			8,918,640		9,208,494

Total liabilities			18,111,112		19,356,550

Equity attribute to owners of the Controlling Company

Share capital	22		1,564,499		1,564,499
Share premium			1,440,258		1,440,258
Retained earnings	23		12,155,420		11,633,780
Accumulated other comprehensive income	24		86,051		194,934
Other components of equity	24		(1,234,784)		(1,170,083)

			14,011,444		13,663,388
Non-controlling interest			1,539,989		1,520,160

Total equity			15,551,433		15,183,548

Total liabilities and equity		~~W~~	33,662,545	~~W~~	34,540,098

The above consolidated statements of financial position should be read in conjunction with the accompanying notes.

KT Corporation and Subsidiaries

Consolidated Statements of Profit or Loss

Years Ended December 31, 2020 and 2019

(in millions of Korean won, except per share amounts)	Notes	2020		2019
Operating revenue	26	~~W~~	23,916,667	~~W~~	24,342,064
Operating expenses	28		22,732,560		23,182,498

Operating profit			1,184,107		1,159,566
Other income	29		341,253		259,431
Other expenses	29		559,576		431,684
Finance income	30		498,614		424,395
Finance costs	30		507,383		432,133
Share of net losses of associates and joint ventures	14		18,041		(3,304)

Profit before income tax expense			975,056		976,271
Income tax expense	31		271,664		310,329

Profit for the year		~~W~~	703,392	~~W~~	665,942

Profit for the year attributable to:
Owners of the Controlling Company:		~~W~~	658,025	~~W~~	615,777
Non-controlling interest:			45,367		50,165

Earnings per share attributable to the equity holders of the Controlling Company during the year (in Korean won):	32
Basic earnings per share		~~W~~	2,684	~~W~~	2,512
Diluted earnings per share			2,683		2,510

The above consolidated statements of profit or loss should be read in conjunction with the accompanying notes.

KT Corporation and Subsidiaries

Consolidated Statements of Comprehensive Income

Years Ended December 31, 2020 and 2019

(in millions of Korean won)	Notes	2020		2019

Profit for the year		~~W~~	703,392	~~W~~	665,942

Other comprehensive income
Items that will not be reclassified to profit or loss:
Remeasurements of the net defined benefit liability	18		(60,181)		(25,777)
Share of remeasurement loss of associates and joint ventures			786		649
Gain on valuation of equity instruments at fair value through other comprehensive income			51,696		155,319
Items that may be subsequently reclassified to profit or loss:
Gain on valuation of debt instruments at fair value through other comprehensive income			(9,699)		11,833
Valuation gain on cash flow hedge			(84,044)		67,548
Other comprehensive income from cash flow hedges reclassified to profit or loss			111,431		(44,684)
Share of other comprehensive income from associates and joint ventures			15,932		2,517
Exchange differences on translation of foreign operations			(2,666)		4,933

Total comprehensive income for the year		~~W~~	726,647	~~W~~	838,280

Total comprehensive income for the year attributable to:
Owners of the Controlling Company		~~W~~	684,213	~~W~~	738,415
Non-controlling interest			42,434		99,865

The above consolidated statements of comprehensive income should be read in conjunction with the accompanying notes.

KT Corporation and Subsidiaries

Consolidated Statements of Changes in Equity

Years Ended December 31, 2020 and 2019

		Attributable to owners of the Controlling Company
(in millions of Korean won)	Notes	Share capital		Share premium		Retained earnings		Accumulated other comprehensive income		Other components of equity		Total		Non-controlling interest		Total equity
Balance at January 1, 2019		~~W~~	1,564,499	~~W~~	1,440,258	~~W~~	11,328,859	~~W~~	50,158	~~W~~	(1,181,083)	~~W~~	13,202,691	~~W~~	1,528,589	~~W~~	14,731,280
Changes in accounting policy	42		—		—		(3,890)		—		—		(3,890)		—		(3,890)
Adjusted balance at January 1, 2019			1,564,499		1,440,258		11,324,969		50,158		(1,181,083)		13,198,801		1,528,589		14,727,390
Comprehensive income
Profit for the year			—		—		615,777		—		—		615,777		50,165		665,942
Remeasurements of net defined benefit liabilities	18		—		—		(22,774)		—		—		(22,774)		(3,003)		(25,777)
Share of loss on remeasurements of associates and joint ventures			—		—		636		—		—		636		13		649
Share of other comprehensive income of associates and joint ventures			—		—		—		2,427		—		2,427		90		2,517
Valuation gain on cash flow hedge	4,7		—		—		—		22,850		—		22,850		14		22,864
Gain on valuation of financial instruments at fair value through other comprehensive income	4,7		—		—		—		114,869		—		114,869		52,283		167,152
Exchange differences on translation of foreign operations			—		—		—		4,630		—		4,630		303		4,933

Total comprehensive income for the year			—		—		593,639		144,776		—		738,415		99,865		838,280

Transactions with owners
Dividends paid by the Controlling Company			—		—		(269,659)		—		—		(269,659)		—		(269,659)
Dividends paid to non-controlling interest of subsidiaries			—		—		—		—		—		—		(35,500)		(35,500)
Change in consolidation scope			—		—		—		—		(245)		(245)		1,784		1,539
Change in ownership interest in subsidiaries			—		—		—		—		(9,082)		(9,082)		(74,578)		(83,660)
Appropriations of loss on disposal of treasury stock			—		—		(15,169)		—		15,169		—		—		—
Disposal of treasury stock			—		—		—		—		3,346		3,346		—		3,346
Others			—		—		—		—		1,812		1,812		—		1,812

Subtotal			—		—		(284,828)		—		11,000		(273,828)		(108,294)		(382,122)

Balance at December 31, 2019		~~W~~	1,564,499	~~W~~	1,440,258	~~W~~	11,633,780	~~W~~	194,934	~~W~~	(1,170,083)	~~W~~	13,663,388	~~W~~	1,520,160	~~W~~	15,183,548

The above consolidated statements of changes in equity should be read in conjunction with the accompanying notes.

KT Corporation and Subsidiaries

Consolidated Statements of Changes in Equity

Years Ended December 31, 2020 and 2019

		Attributable to owners of the Controlling Company
(in millions of Korean won)	Notes	Share capital		Share premium		Retained earnings		Accumulated other comprehensive income		Other components of equity		Total		Non-controlling interest		Total equity
Balance as at December 31, 2019		~~W~~	1,564,499	~~W~~	1,440,258	~~W~~	11,633,780	~~W~~	194,934	~~W~~	(1,170,083)	~~W~~	13,663,388	~~W~~	1,520,160	~~W~~	15,183,548
Balance as at January 1, 2020			1,564,499		1,440,258		11,633,780		194,934		(1,170,083)		13,663,388		1,520,160		15,183,548
Comprehensive income
Profit for the year			—		—		658,025		—		—		658,025		45,367		703,392
Remeasurements of net defined benefit liabilities	18		—		—		(49,554)		—		—		(49,554)		(10,627)		(60,181)
Share of gain on remeasurements of associates and joint ventures			—		—		410		—		—		410		376		786
Share of other comprehensive income of associates and joint ventures			—		—		—		14,701		—		14,701		1,231		15,932
Valuation gain on cash flow hedge	4,7		—		—		—		27,433		—		27,433		(46)		27,387
Gain on valuation of financial instruments at fair value through other comprehensive income	4,7		—		—		184,215		(150,135)		—		34,080		7,917		41,997
Exchange differences on translation of foreign operations			—		—		—		(882)		—		(882)		(1,784)		(2,666)

Total comprehensive income for the year			—		—		793,096		(108,883)		—		684,213		42,434		726,647

Transactions with owners
Dividends paid by the Controlling Company			—		—		(269,766)		—		—		(269,766)		—		(269,766)
Dividends paid to non-controlling interest of subsidiaries			—		—		—		—		—		—		(40,802)		(40,802)
Change in ownership interest in subsidiaries			—		—		—		—		11,628		11,628		18,197		29,825
Appropriations of loss on disposal of treasury stock			—		—		(1,690)		—		1,690		—		—		—
Acquisition of treasury stock			—		—		—		—		(110,097)		(110,097)		—		(110,097)
Disposal of treasury stock			—		—		—		—		33,213		33,213		—		33,213
Others			—		—		—		—		(1,135)		(1,135)		—		(1,135)

Subtotal			—		—		(271,456)		—		(64,701)		(336,157)		(22,605)		(358,762)

Balance as at December 31, 2020		~~W~~	1,564,499	~~W~~	1,440,258	~~W~~	12,155,420	~~W~~	86,051	~~W~~	(1,234,784)	~~W~~	14,011,444	~~W~~	1,539,989	~~W~~	15,551,433

The above consolidated statements of changes in equity should be read in conjunction with the accompanying notes.

KT Corporation and Subsidiaries

Consolidated Statements of Cash Flows

Years Ended December 31, 2020 and 2019

(in millions of Korean won)	Notes	2020		2019
Cash flows from operating activities
Cash generated from operations	34	~~W~~	4,745,293	~~W~~	4,058,065
Interest paid			(254,852)		(255,908)
Interest received			259,836		276,349
Dividends received			19,623		18,922
Income tax paid			(30,073)		(352,255)

Net cash inflow from operating activities			4,739,827		3,745,173

Cash flows from investing activities
Collection of loans			63,435		63,517
Disposal of financial assets at fair value through profit or loss			528,655		720,148
Disposal of financial assets at amortized cost			528,746		422,637
Disposal of financial assets at fair value through other comprehensive income			351,065		—
Disposal of investments in associates and joint ventures			24		16,930
Disposal of assets held-for-sale			83,241		28,834
Disposal of property and equipment and investment properties			49,832		42,554
Disposal of intangible assets			13,362		12,097
Disposal of right-of-use assets			2,023		9,393
Discontinued operations			205		1,977
Loans granted			(48,731)		(65,138)
Acquisition of financial assets at fair value through profit or loss			(521,142)		(793,977)
Acquisition of financial assets at amortized cost			(759,180)		(501,838)
Acquisition of financial assets at fair value through other comprehensive income			(14,092)		(14,277)
Acquisition of investments in associates and joint ventures			(273,411)		(29,980)
Acquisition of property and equipment and investment properties			(3,207,566)		(3,263,338)
Acquisition of intangible assets			(511,094)		(530,775)
Acquisition of right-of-use assets			(5,824)		(6,236)
Decrease in cash due to business combination, etc.			(41,018)		—

Net cash outflow from investing activities			(3,761,470)		(3,887,472)

The above consolidated statements of cash flows should be read in conjunction with the accompanying notes.

KT Corporation and Subsidiaries

Consolidated Statements of Cash Flows

Years Ended December 31, 2020 and 2019

(in millions of Korean won)	Notes	2020		2019
Cash flows from financing activities	35
Proceeds from borrowings			1,795,221		1,951,568
Settlement of derivative assets and liabilities, net			36,594		33,635
Cash inflow from other financing activities			35,854		65,698
Repayments of borrowings			(1,627,354)		(1,377,394)
Dividends paid			(310,567)		(305,159)
Decrease in lease liabilities			(447,784)		(485,444)
Decrease in other liabilities			(13,674)		—
Liquidation of derivative instruments			—		(9,734)
Acquisition of treasury stock			(114,683)		—
Cash outflow from consolidated equity transaction			(1,192)		(122,918)

Net cash outflow from financing activities			(647,585)		(249,748)

Effect of exchange rate change on cash and cash equivalents			(2,042)		(5,481)

Net increase (decrease) in cash and cash equivalents			328,730		(397,528)
Cash and cash equivalents

Beginning of the year	5		2,305,894		2,703,422

End of the year	5	~~W~~	2,634,624	~~W~~	2,305,894

The above consolidated statements of cash flows should be read in conjunction with the accompanying notes.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

1.	General Information

The consolidated financial statements include the accounts of KT Corporation, which is the controlling company as defined under Korean IFRS 1110 Consolidated Financial Statements, and its 64 controlled subsidiaries as described in Note 1.2 (collectively referred to as the “Group”).

1.1	The Controlling Company

KT Corporation (the “Controlling Company”) commenced operations on January 1, 1982, when it spun off from the Korea Communications Commission (formerly the Korean Ministry of Information and Communications) to provide telecommunication services and to engage in the development of advanced communications services under the Act of Telecommunications of Korea. The headquarters are located in Seongnam City, Gyeonggi Province, Republic of Korea, and the address of its registered head office is 90, Buljeong-ro, Bundang-gu, Seongnam City, Gyeonggi Province.

On October 1, 1997, upon the announcement of the Government-Investment Enterprises Management Basic Act and the Privatization Law, the Controlling Company became a government-funded institution under the Commercial Code of Korea.

On December 23, 1998, the Controlling Company’s shares were listed on the Korea Exchange.

On May 29, 1999, the Controlling Company issued 24,282,195 additional shares and issued American Depository Shares (ADS), which represents new shares and 20,813,311 government-owned shares, on the New York Stock Exchange. On July 2, 2001, additional ADS representing 55,502,161 government-owned shares were issued at the New York Stock Exchange.

In 2002, the Controlling Company acquired the entire government-owned shares in accordance with the Korean government’s privatization plan. As at December 31, 2020, the Korean government does not own any shares in the Controlling Company.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

1.2	Consolidated Subsidiaries

The consolidated subsidiaries as at December 31, 2020 and 2019, are as follows:

			Controlling percentage ownership[1] (%)
Subsidiary	Type of business	Location	December 31, 2020	December 31, 2019	Closing month
KT Powertel Co., Ltd. [2]	Trunk Radio System (TRS) business	Korea	44.8%	44.8%	December
KT Linkus Co., Ltd.	Public telephone maintenance	Korea	92.4%	92.4%	December
KT Submarine Co., Ltd. [2,4]	Submarine cable construction and maintenance	Korea	39.3%	39.3%	December
KT Telecop Co., Ltd.	Security service	Korea	86.8%	86.8%	December
KT Hitel Co., Ltd.	Data communication	Korea	67.1%	67.1%	December
KT Service Bukbu Co., Ltd.	Opening services of fixed line	Korea	67.3%	67.3%	December
KT Service Nambu Co., Ltd.	Opening services of fixed line	Korea	77.3%	77.3%	December
KT Commerce Inc.	B2C, B2B service	Korea	100.0%	100.0%	December
KT Strategic Investment Fund No.2	Investment fund	Korea	100.0%	100.0%	December
KT Strategic Investment Fund No.3	Investment fund	Korea	100.0%	100.0%	December
KT Strategic Investment Fund No.4	Investment fund	Korea	100.0%	100.0%	December
KT Strategic Investment Fund No.5	Investment fund	Korea	100.0%	100.0%	December
BC-VP Strategic Investment Fund No.1	Investment fund	Korea	100.0%	100.0%	December
BC Card Co., Ltd.	Credit card business	Korea	69.5%	69.5%	December
VP Inc.	Payment security service for credit card, others	Korea	50.9%	50.9%	December
H&C Network	Call centre for financial sectors	Korea	100.0%	100.0%	December
BC Card China Co., Ltd.	Software development and data processing	China	100.0%	100.0%	December
INITECH Co., Ltd. [4]	Internet banking ASP and security solutions	Korea	58.2%	58.2%	December
Smartro Co., Ltd.	VAN (Value Added Network) business	Korea	64.5%	64.5%	December
KTDS Co., Ltd. [4]	System integration and maintenance	Korea	95.5%	95.5%	December
KT M Hows Co., Ltd.	Mobile marketing	Korea	90.0%	90.0%	December
KT M&S Co., Ltd.	PCS distribution	Korea	100.0%	100.0%	December
GENIE Music Corporation (KT Music Corporation) [2,4]	Online music production and distribution	Korea	36.2%	36.0%	December
KT MOS Bukbu Co., Ltd. [4]	Telecommunication facility maintenance	Korea	100.0%	100.0%	December
KT MOS Nambu Co., Ltd. [4]	Telecommunication facility maintenance	Korea	98.4%	98.4%	December
KT Skylife Co., Ltd. [4]	Satellite broadcasting business	Korea	50.3%	50.3%	December
Skylife TV Co., Ltd.	TV contents provider	Korea	92.6%	92.6%	December
KT Estate Inc.	Residential building development and supply	Korea	100.0%	100.0%	December
KT AMC Co., Ltd.	Asset management and consulting services	Korea	100.0%	100.0%	December
NEXR Co., Ltd.	Cloud system implementation	Korea	100.0%	100.0%	December
KTGDH Co., Ltd. (KTSB Data Service)	Data centre development and related service	Korea	100.0%	100.0%	December
KT Sat Co., Ltd.	Satellite communication business	Korea	100.0%	100.0%	December

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

			Controlling percentage ownership[1] (%)
Subsidiary	Type of business	Location	December 31, 2020	December 31, 2019	Closing month
Nasmedia, Inc.[3,4]	Solution provider and IPTV advertisement sales business	Korea	44.0%	44.0%	December
KT Sports Co., Ltd.	Management of sports group	Korea	100.0%	100.0%	December
KT Music Contents Fund No.1	Music contents investment business	Korea	80.0%	80.0%	December
KT Music Contents Fund No.2	Music contents investment business	Korea	100.0%	100.0%	December
KT-Michigan Global Contents Fund	Content investment business	Korea	88.6%	88.6%	December
Autopion Co., Ltd.	Information and communication service	Korea	100.0%	100.0%	December
KTCS Corporation [2,4]	Database and online information provider	Korea	31.9%	30.9%	December
KTIS Corporation [2,4]	Database and online information provider	Korea	30.8%	30.1%	December
KT M Mobile Co., Ltd.	Special category telecommunications operator and sales of communication device	Korea	100.0%	100.0%	December
KT Investment Co., Ltd.	Technology business finance	Korea	100.0%	100.0%	December
Whowho&Company Co., Ltd.	Software development and supply	Korea	100.0%	100.0%	December
PlayD Co., Ltd. (N Search Marketing Co., Ltd.)	Advertising agency	Korea	70.4%	100.0%	December
Next Connect PFV	Residential building development and supply	Korea	100.0%	100.0%	December
KT Rwanda Networks Ltd.	Network installation and management	Rwanda	51.0%	51.0%	December
AOS Ltd.	System integration and maintenance	Rwanda	51.0%	51.0%	December
KT Belgium	Foreign investment business	Belgium	100.0%	100.0%	December
Korea Japan Co., Ltd.	Foreign telecommunication business	Japan	100.0%	100.0%	December
KBTO sp.z o.o.	Electronic communication business	Poland	97.4%	97.2%	December
Korea Telecom China Co., Ltd.	Foreign telecommunication business	China	100.0%	100.0%	December
KT Dutch B.V.	Super iMax and East Telecom management	Netherlands	100.0%	100.0%	December
East Telecom LLC	Fixed line telecommunication business	Uzbekistan	91.6%	91.0%	December
KT America, Inc.	Foreign telecommunication business	USA	100.0%	100.0%	December
PT. BC Card Asia Pacific	Software development and supply	Indonesia	99.9%	99.9%	December
KT Hong Kong Telecommunications Co., Ltd.	Fixed line communication business	Hong Kong	100.0%	100.0%	December
Korea Telecom Singapore Pte. Ltd.	Foreign investment business	Singapore	100.0%	100.0%	December
Texnoprosistem LLP	Fixed line internet business	Uzbekistan	100.0%	100.0%	December
Nasmedia Thailand Co., Ltd.	Internet advertising solution provider	Thailand	99.9%	99.9%	December
KT Huimangjieum	Manufacturing	Korea	100.0%	100.0%	December
GE Premier 1st Corporate Restructuring Real Estate Investment Trust Co.	Residential building investment and rent	Korea	68.1%	63.5%	December
K-REALTY RENTAL HOUSING REIT 3	Residential building	Korea	88.6%	100.0%	December
Storywiz Co., Ltd	Content and software development and supply	Korea	100.0%	—	December
KT Engineering Co., Ltd. (KT ENGCORE Co., Ltd.)	Telecommunication facility construction and maintenance	Korea	100.0%	—	December

[1]	Sum of the ownership interests owned by the Controlling Company and subsidiaries.
[2]

Although the Controlling Company owns less than 50% ownership in this entity, this entity is consolidated as the Controlling Company can exercise the majority voting rights in its decision-making process at all times considering the historical voting pattern at the shareholders’ meetings.

[3]

Although the Controlling Company owns less than 50% ownership in this entity, this entity is consolidated as the Controlling Company holds the majority of voting right based on an agreement with other investors.

[4]	The number of subsidiaries’ treasury stock is deducted from the total number of shares when calculating the controlling percentage ownership.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

1.3	Changes in Scope of Consolidation

Subsidiaries newly included and excluded in the consolidation during the year ended December 31, 2020:

Changes	Location	Name of Subsidiary	Reason
Included	Korea	Storywiz Co., Ltd	Newly established
Included	Korea	KT Engineering Co., Ltd. (KT ENGCORE Co., Ltd.)	Transferred
Excluded	Uzbekistan	Super iMax LLC	Merged
Excluded	Indonesia	PT. KT Indonesia	Liquidated
Excluded	Belgium	KT ORS Belgium	Liquidated

Summarized information for consolidated subsidiaries as at and for the years ended December 31, 2020 and 2019, is as follows:

	December 31, 2020
(in millions of Korean won)	Total assets		Total liabilities		Operating revenues		Profit (loss) for the year
KT Powertel Co., Ltd.	~~W~~	119,694	~~W~~	18,833	~~W~~	65,564	~~W~~	3,809
KT Linkus Co., Ltd.		58,372		54,022		84,071		(3,212)
KT Submarine Co., Ltd.		116,813		14,032		52,226		1,197
KT Telecop Co., Ltd.		318,456		193,737		390,333		212
KT Hitel Co., Ltd.		288,949		92,599		349,404		2,080
KT Service Bukbu Co., Ltd.		60,825		56,554		217,194		(871)
KT Service Nambu Co., Ltd.		58,182		51,460		264,482		(456)
BC Card Co., Ltd. [1]		3,084,398		1,778,751		3,386,364		39,455
H&C Network [1]		269,651		61,365		321,476		2,413
Nasmedia Co., Ltd. [1]		422,039		221,371		111,641		23,134
KTDS Co., Ltd. [1]		183,297		133,129		499,135		10,635
KT M Hows Co., Ltd.		104,704		76,315		44,825		6,935
KT M&S Co., Ltd.		231,260		197,306		661,197		(485)
GENIE Music Corporation (KT Music Corporation)		250,538		88,488		246,968		9,472
KT MOS Bukbu Co., Ltd.		32,167		26,070		67,929		1,473
KT MOS Nambu Co., Ltd.		33,765		24,947		71,066		1,639
KT Skylife Co., Ltd. [1]		919,476		175,039		698,715		58,190
KT Estate Inc. [1]		1,689,601		325,429		364,429		14,370
KTGDH Co., Ltd. (KTSB Data Service)		11,003		1,669		4,274		538

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

	December 31, 2020
(in millions of Korean won)	Total assets	Total liabilities	Operating revenues	Profit (loss) for the year
KT Sat Co., Ltd.	630,740	92,791	173,548	14,753
KT Sports Co., Ltd.	26,572	14,940	46,539	(2,516)
KT Music Contents Fund No.1	4,844	1,525	243	84
KT Music Contents Fund No.2	15,021	285	169	(116)
KT-Michigan Global Contents Fund	10,382	175	111	(1,420)
Autopion Co., Ltd.	4,903	4,961	6,165	(2,459)
KT M Mobile Co., Ltd.	129,011	27,281	163,115	(3,617)
KT Investment Co., Ltd. [1]	115,627	93,695	47,801	4,680
KTCS Corporation [1]	384,919	215,175	931,704	11,323
KTIS Corporation	294,289	126,894	453,639	7,387
Next Connect PFV	394,268	37,271	8	(7,101)
Korea Japan Co., Ltd. [1]	2,694	2,622	1,790	1
Korea Telecom China Co., Ltd.	381	21	618	(492)
KT Dutch B.V. [1]	29,585	10,109	26,393	6,061
Korea Telecom America, Inc.	4,498	125	6,808	712
KT Rwanda Networks Ltd. [2]	114,768	191,781	17,831	(34,610)
KT Belgium	87,608	—	—	(81)
KBTO sp.z o.o.	438	117	490	(2,823)
AOS Ltd. [2]	11,812	3,875	5,739	296
KT Hong Kong Telecommunications Co., Ltd.	6,159	2,800	16,386	1,308
KT Huimangjieum	3,720	2,787	4,312	(13)
GE Premier 1st Corporate Restructuring Real Estate Investment Trust Co.	5,703	1,165	333	83
Storywiz Co., Ltd	21,594	10,065	19,209	(1,954)
KT Engineering Co., Ltd. (KT ENGCORE Co., Ltd.)	138,220	102,963	335,507	(8,461)

	December 31, 2019
(in millions of Korean won)	Total assets		Total liabilities		Operating revenues		Profit (loss) for the year
KT Powertel Co., Ltd.	~~W~~	118,052	~~W~~	19,766	~~W~~	62,710	~~W~~	3,085
KT Linkus Co., Ltd.		70,494		62,088		94,027		(2,258)
KT Submarine Co., Ltd.		120,947		18,452		55,168		486
KT Telecop Co., Ltd.		279,878		153,841		331,217		(4,875)
KT Hitel Co., Ltd.		279,818		74,769		322,321		1,426
KT Service Bukbu Co., Ltd.		64,802		58,984		219,284		(445)
KT Service Nambu Co., Ltd.		63,917		55,548		265,691		280
BC Card Co., Ltd. [1]		3,912,982		2,594,232		3,536,523		115,885
H&C Network [1]		282,016		68,401		319,934		(1,593)
Nasmedia Co., Ltd. [1]		356,236		203,105		117,007		22,484
KTDS Co., Ltd. [1]		158,153		105,462		428,513		9,027
KT M Hows Co., Ltd.		74,326		50,638		33,442		6,771

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

	December 31, 2019
(in millions of Korean won)	Total assets	Total liabilities	Operating revenues	Profit (loss) for the year
KT M&S Co., Ltd.	248,142	215,777	812,478	12,732
GENIE Music Corporation (KT Music Corporation)	234,131	80,952	230,426	7,658
KT MOS Bukbu Co., Ltd.	33,376	28,841	63,686	353
KT MOS Nambu Co., Ltd.	34,258	26,722	67,244	3,099
KT Skylife Co., Ltd. [1]	848,276	142,839	694,637	56,008
KT Estate Inc. [1]	1,686,000	295,706	485,271	48,552
KTGDH Co., Ltd. (KTSB Data Service)	10,437	1,628	3,971	344
KT Sat Co., Ltd.	651,195	127,523	168,009	16,497
KT Sports Co., Ltd.	15,603	8,333	55,086	(464)
KT Music Contents Fund No.1	10,579	1,677	521	345
KT Music Contents Fund No.2	7,675	279	331	48
KT-Michigan Global Contents Fund	11,688	61	248	(1,113)
Autopion Co., Ltd.	7,460	4,894	5,577	(302)
KT M Mobile Co., Ltd.	135,917	30,603	161,304	(5,580)
KT Investment Co., Ltd. [1]	73,463	56,212	13,375	847
KTCS Corporation [1]	378,171	213,983	943,950	7,597
KTIS Corporation	305,798	137,524	451,027	9,205
Next Connect PFV	385,412	24,275	1,590	(5,898)
Korea Telecom Japan Co., Ltd. [1]	1,851	2,858	1,987	651
Korea Telecom China Co., Ltd.	879	39	844	192
KT Dutch B.V.	31,003	50	—	(242)
Super iMax LLC	3,568	5,304	4,604	(631)
East Telecom LLC [1]	20,857	16,302	17,186	2,140
Korea Telecom America, Inc.	4,611	537	6,808	572
PT. KT Indonesia	8	—	—	—
KT Rwanda Networks Ltd. [2]	132,461	183,164	17,949	(31,662)
KT Belgium	93,321	11	—	(64)
KBTO sp.z o.o.	1,767	245	519	(3,457)
AOS Ltd. [2]	12,337	3,993	6,931	(591)
KT Hong Kong Telecommunications Co., Ltd.	5,126	2,923	13,321	586
KT Huimangjieum	2,129	1,019	899	(390)
GE Premier 1st Corporate Restructuring Real Estate Investment Trust Co.	6,285	1,139	176	70

[1]	These entities are the intermediate controlling companies of other subsidiaries and the above financial information is from their consolidated financial statements.
[2]	At the end of the reporting period, convertible preferred stock issued by subsidiaries is included in liabilities.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

2.	Significant Accounting Policies

The principal accounting policies applied in the preparation of these consolidated financial statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.

2.1	Basis of Preparation

The Group maintains its accounting records in Korean won and prepares statutory financial statements in the Korean language (Hangul) in accordance with International Financial Reporting Standards as adopted by the Republic of Korea (Korean IFRS). The accompanying consolidated financial statements have been condensed, restructured and translated into English from the Korean language financial statements.

The consolidated financial statements of the Group have been prepared in accordance with Korean IFRS. These are the standards, subsequent amendments and related interpretations issued by the International Accounting Standards Board (IASB) that have been adopted by the Republic of Korea.

The financial statements have been prepared on a historical cost basis, except for the following:

•	Certain financial assets and liabilities (including derivative instruments), certain classes of property and equipment and investment property – measured at fair value

•	Assets held-for-sale – measured at fair value less costs to sell

•	Defined benefit pension plans – plan assets measured at fair value

The preparation of the consolidated financial statements requires the use of critical accounting estimates. Management also needs to exercise judgement in applying the Group’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed in Note 3.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

2.2	Changes in Accounting Policy and Disclosures

(1)	New and amended standards adopted by the Group

The Group has applied the following standards and amendments for the first time for their annual reporting period commencing January 1, 2020.

•	Amendments to Korean IFRS 1001 Presentation of Financial Statements and Korean IFRS 1008 Accounting policies, changes in accounting estimates and errors – Definition of Material

The amendments clarify the definition of material. Information is material if omitting, misstating or obscuring it could reasonably be expected to influence the decisions that the primary users of general-purpose financial statements make on the basis of those financial statements. The amendments do not have a significant impact on the financial statements.

•	Amendments to Korean IFRS 1103 Business Combination – Definition of a Business

The amended definition of a business requires an acquisition to include an input and a substantive process that together significantly contribute to the ability to create outputs and the definition of output excludes the returns in the form of lower costs and other economic benefits. If substantially all of the fair value of the gross assets acquired is concentrated in a single identifiable asset or group of similar identifiable assets, an entity may elect to apply an optional concentration test that permits a simplified assessment of whether an acquired set of activities and assets is not a business. The amendments do not have a significant impact on the financial statements.

•

Amendments to Korean IFRS 1109 Financial Instruments, Korean IFRS 1039 Financial Instruments: Recognition and Measurement and Korean IFRS 1107 Financial Instruments: Disclosure – Interest Rate Benchmark Reform

The amendments allow to apply the exceptions when forward-looking analysis is performed in relation the application of hedge accounting, while uncertainties arising from interest rate benchmark reform exist. The exceptions require the Group assumes that the interest rate benchmark, on which the hedged items and the hedging instruments are based on, is not altered as a result of interest rate benchmark reform, when determining whether the expected cash flows are highly probable, whether an economic relationship between the hedged item and the hedging instrument exists, and when assessing the hedging relationship is highly effective.

The Group’s risk exposure, directly affected by the interest rate benchmark reform, is the variable rate borrowings of USD 519,598,989 and SGD 284,000,000 with maximum remaining maturity of four years. To hedge fluctuations in cash flows of borrowings resulting from the changes in USD LIBOR of 3 months and SGD SOR of 6 months - an interest rate benchmark, the Group entered into an interest rate swap contract for a nominal amount of USD 519,598,989 and SGD 284,000,000 and designated it as a hedging instrument of cash flow hedge.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

•	Agenda Decision of the International Accounting Standards Interpretations Committee – Lease Period

The IFRS Interpretations Committee (IFRS IC) announced on December 16, 2019 that all economic penalties resulting from the termination of a lease are taken into account when determining the enforceable period for ‘Lease Term and Useful Life of Leasehold Improvements’. The Group’s changes in accounting policy have been adopted retrospectively in accordance with Korean IFRS 1108 Accounting Policies, Changes in Accounting Estimates and Errors, and the comparative financial statements as at December 31, 2019 and for the year then ended have been adjusted (Note 43).

(2)	New standards and interpretations not yet adopted by the Group

The following new accounting standards and interpretations have been published that are not mandatory for December 31, 2020 reporting periods and have not been early adopted by the Group.

•	Amendments to Korean IFRS 1116 Lease – Practical expedient for COVID-19 - Related Rent Exemption, Concessions, Suspension

As a practical expedient, a lessee may elect not to assess whether a rent concession occurring as a direct consequence of the COVID-19 pandemic is a lease modification, and the amounts recognized in profit or loss as a result of applying this exemption should be disclosed. The amendments should be applied for annual periods beginning on or after June 1, 2020, and earlier application is permitted. The Group does not expect that these amendments have a significant impact on the financial statements.

•

Amendments to Korean IFRS 1109 Financial Instruments, Korean IFRS 1039 Financial Instruments: Recognition and Measurement, Korean IFRS 1107 Financial Instruments: Disclosure, Korean IFRS 1104 Insurance Contracts and Korean IFRS 1116 Lease – Interest Rate Benchmark Reform

In relation to interest rate benchmark reform, the amendments provide exceptions including adjust effective interest rate instead of book amounts when interest rate benchmark of financial instruments at amortized costs is replaced, and apply hedge accounting without discontinuance although the interest rate benchmark is replaced in hedging relationship. The amendments should be applied for annual periods beginning on or after January 1, 2021, and earlier application is permitted. The Group is in review for the impact of these amendments on the financial statements.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

•	Amendments to Korean IFRS 1103 Business Combination – Reference to the Conceptual Framework

The amendments update a reference of definition of assets and liabilities qualify for recognition in revised Conceptual Framework for Financial Reporting. However, the amendments add an exception for the recognition of liabilities and contingent liabilities within the scope of Korea IFRS 1037 Provisions, Contingent Liabilities and Contingent Assets, and Korean IFRS 2121 Levies. The amendments also confirm that contingent assets should not be recognized at the acquisition date. The amendments should be applied for annual periods beginning on or after January 1, 2022, and earlier application is permitted. The Group does not expect that these amendments have a significant impact on the financial statements.

•	Amendments to Korean IFRS 1016 Property, Plant and Equipment - Proceeds Before Intended Use

The amendments prohibit an entity from deducting from the cost of an item of property, plant and equipment any proceeds from selling items produced while the entity is preparing the asset for its intended use. Instead, the entity will recognize the proceeds from selling such items, and the costs of producing those items, in profit or loss. The amendments should be applied for annual periods beginning on or after January 1, 2022, and earlier application is permitted. The Group is in review for the impact of these amendments on the financial statements.

•	Amendments to Korean IFRS 1037 Provisions, Contingent Liabilities and Contingent Assets - Onerous Contracts: Cost of Fulfilling a Contract

The amendments clarify that the direct costs of fulfilling a contract include both the incremental costs of fulfilling the contract and an allocation of other costs directly related to fulfilling contracts when assessing whether the contract is onerous. The amendments should be applied for annual periods beginning on or after January 1, 2022, and earlier application is permitted. The Group does not expect that these amendments have a significant impact on the financial statements.

•	Annual improvements to Korean IFRS 2018-2020

Annual improvements of Korean IFRS 2018-2020 Cycle should be applied for annual periods beginning on or after January 1, 2022, and earlier application is permitted. The Group does not expect that these amendments have a significant impact on the financial statements.

•	Korean IFRS 1101 First time Adoption of Korean International Financial Reporting Standards – Subsidiaries that are first-time adopters

•	Korean IFRS 1109 Financial Instruments – Fees related to the 10% test for derecognition of financial liabilities

•	Korean IFRS 1116 Leases – Lease incentives

•	Korean IFRS 1041 Agriculture – Measuring fair value

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

•	Amendments to Korean IFRS 1001 Presentation of Financial Statements - Classification of Liabilities as Current or Non-Current

The amendments clarify that liabilities are classified as either current or non-current, depending on the substantive rights that exist at the end of the reporting period. Classification is unaffected by the likelihood that an entity will exercise right to defer settlement of the liability or the expectations of management. Also, the settlement of liability include the transfer of the entity’s own equity instruments, however, it would be excluded if an option to settle them by the entity’s own equity instruments if compound financial instruments is met the definition of equity instruments and recognized separately from the liability. The amendments should be applied for annual periods beginning on or after January 1, 2023, and earlier application is permitted. The Group is in review for the impact of these amendments on the financial statements.

2.3	Consolidation

The Group has prepared the consolidated financial statements in accordance with Korean IFRS 1110 Consolidated Financial Statements.

(a)	Subsidiaries

Subsidiaries are all entities (including special purpose entities (“SPEs”)) over which the Group has control. The Group controls an entity when the Group is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power to direct the activities of the entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Group. They are deconsolidated from the date that control ceases.

The acquisition method of accounting is used to account for business combinations by the Group. The consideration transferred is measured at the fair values of the assets transferred, and identifiable assets acquired, and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date. The Group recognizes any non-controlling interest in the acquired entity on an acquisition-by-acquisition basis either at fair value or at the non-controlling interest’s proportionate share of the acquired entity’s net identifiable assets. All other non-controlling interests are measured at fair values, unless otherwise required by other standards. Acquisition-related costs are expensed as incurred.

The excess of consideration transferred, amount of any non-controlling interest in the acquired entity and acquisition-date fair value of any previous equity interest in the acquired entity over the fair value of the net identifiable assets acquired is recoded as goodwill. If those amounts are less than the fair value of the net identifiable assets of the business acquired, the difference is recognized directly in the profit or loss as a bargain purchase.

Intercompany transactions, balances and unrealized gains on transactions between group companies are eliminated. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the transferred asset. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Group.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

(b)	Changes in ownership interests in subsidiaries without change of control

Any difference between the amount of the adjustment to non-controlling interest that do not result in a loss of control and any consideration paid or received is recognized in a separate reserve within equity attributable to owners of the Controlling Group.

(c)	Disposal of subsidiaries

When the Group ceases to consolidate for a subsidiary because of a loss of control, any retained interest in the subsidiary is remeasured to its fair value with the change in carrying amount recognized in profit or loss.

(d)	Associates

Associates are entities over which the Group has significant influence but does not possess control or joint control. Investments in associates are accounted for using the equity method of accounting, after initially being recognized at cost. Unrealized gains on transactions between the Group and its associates are eliminated to the extent of the Group’s interest in the associates. If the Group’s share of losses of an associate equals or exceeds its interest in the associate (including long-term interests that, in substance, form part of the Group’s net investment in the associate), the Group discontinues recognizing its share of further losses. After the Group’s interest is reduced to zero, additional losses are provided for, and a liability is recognized, only to the extent that the Group has incurred legal or constructive obligations or made payments on behalf of the associate. If there is an objective evidence of impairment for the investment in the associate, the Group recognizes the difference between the recoverable amount of the associate and its book amount as impairment loss. If an associate uses accounting policies other than those of the Group for transactions and events in similar circumstances, if necessary, adjustments shall be made to make the associate’s accounting policies conform to those of the Group when the associate’s financial statements are used by the Group in applying the equity method.

(e)	Joint arrangement

A joint arrangement, wherein two or more parties have joint control, is classified as either a joint operation or a joint venture. A joint operator recognizes its direct right to the assets, liabilities, revenues and expenses of joint operations and its share of any jointly held or incurred assets, liabilities, revenues and expenses. A joint venture has rights to the net assets relating to the joint venture and accounts for that investment using the equity method.

2.4	Segment Reporting

Information of each operating segment is reported in a manner consistent with the business segment reporting provided to the chief operating decision-maker (Note 36). The chief operating decision-maker is responsible for allocating resources and assessing performance of the operating segments.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

2.5	Foreign Currency Translation

(a)	Functional and presentation currency

Items included in the financial statements of each of the Group’s entities are measured using the currency of the primary economic environment in which each entity operates (the “functional currency”). The consolidated financial statements are presented in Korean won, which is the Controlling Company’s functional and presentation currency.

(b)	Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation of monetary assets and liabilities denominated in foreign currencies at year end exchange rates are generally recognized in profit or loss. They are deferred in other comprehensive income if they relate to qualifying cash flow hedges and qualifying effective portion of net investment hedges, or are attributable to monetary part of the net investment in a foreign operation.

Foreign exchange gains and losses that relate to borrowings are presented in the statement of profit or loss, within finance costs. All other foreign exchange gains and losses are presented in the statement of profit or loss within ‘other income or other expenses’.

Non-monetary items that are measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value was determined. Translation differences on assets and liabilities carried at fair value are reported as part of the fair value gain or loss. For example, translation differences on non-monetary assets and liabilities such as equities held at fair value through profit or loss are recognized in profit or loss as part of the fair value gain or loss and translation differences on non-monetary assets such as equities classified as available-for-sale financial assets are recognized in other comprehensive income.

2.6	Financial Assets

(a)	Classification

The Group classifies its financial assets in the following measurement categories:

•	those to be measured at fair value through profit or loss

•	those to be measured at fair value through other comprehensive income

•	those to be measured at amortized cost

The classification depends on the Group’s business model for managing the financial assets and the contractual terms of the cash flows.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

For financial assets measured at fair value, gains and losses will either be recorded in profit or loss or other comprehensive income. For investments in debt instruments, this will depend on the business model in which the investment is held. The Group reclassifies debt investments when, and only when its business model for managing those assets changes.

For investments in equity instruments that are not held for trading, this will depend on whether the Group has made an irrevocable election at the time of initial recognition to account for the equity investment at fair value through other comprehensive income. Changes in fair value of the investments in equity instruments that are not accounted for as other comprehensive income are recognized in profit or loss.

(b)	Measurement

At initial recognition, the Group measures a financial asset at its fair value plus, in the case of a financial asset not at fair value through profit or loss, transaction costs that are directly attributable to the acquisition of the financial asset. Transaction costs of financial assets carried at fair value through profit or loss are expensed in profit or loss.

Financial assets with embedded derivatives are considered in their entirety when determining whether their cash flows are solely payment of principal and interest.

A.	Debt instruments

Subsequent measurement of debt instruments depends on the Group’s business model for managing the asset and the cash flow characteristics of the asset. The Group classifies its debt instruments into one of the following three measurement categories:

•

Amortized cost: Assets that are held for collection of contractual cash flows where those cash flows represent solely payments of principal and interest are measured at amortized cost. A gain or loss on a debt investment that is subsequently measured at amortized cost and is not part of a hedging relationship is recognized in profit or loss when the asset is derecognized or impaired. Interest income from these financial assets is included in ‘finance income’ using the effective interest rate method.

•

Fair value through other comprehensive income: Assets that are held for collection of contractual cash flows and for selling the financial assets, where the assets’ cash flows represent solely payments of principal and interest, are measured at fair value through other comprehensive income. Movements in the carrying amount are taken through other comprehensive income, except for the recognition of impairment loss (and reversal of impairment loss), interest income and foreign exchange gains and losses which are recognized in profit or loss. When the financial asset is derecognized, the cumulative gain or loss previously recognized in other comprehensive income is reclassified from equity to profit or loss. Interest income from these financial assets is included in ‘finance income’ using the effective interest rate method. Foreign exchange gains and losses are presented in ‘finance income or finance costs’ and impairment loss in ‘finance costs or operating expenses’.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

•

Fair value through profit or loss: Assets that do not meet the criteria for amortized cost or fair value through other comprehensive income are measured at fair value through profit or loss. A gain or loss on a debt investment that is subsequently measured at fair value through profit or loss and is not part of a hedging relationship is recognized in profit or loss and presented net in the statement of profit or loss within ‘finance income or finance costs’ in the period in which it arises.

B.	Equity instruments

The Group subsequently measures all equity investments at fair value. Where the Group’s management has elected to present fair value gains and losses on equity investments in other comprehensive income, there is no subsequent reclassification of fair value gains and losses to profit or loss following the derecognition of the investment. Dividends from such investments continue to be recognized in profit or loss as ‘finance income’ when the Group’s right to receive payments is established.

Changes in the fair value of financial assets at fair value through profit or loss are recognized in ‘finance income or finance costs’ in the statement of profit or loss as applicable. Impairment loss (reversal of impairment loss) on equity investments, measured at fair value through other comprehensive income, are not reported separately from other changes in fair value.

(c)	Impairment

The Group assesses on a forward looking basis the expected credit losses associated with its debt instruments carried at amortized cost and fair value through other comprehensive income. The impairment methodology applied depends on whether there has been a significant increase in credit risk. For trade receivables and lease receivables, the Group applies the simplified approach, which requires expected lifetime credit losses to be recognized from initial recognition of the receivables.

(d)	Recognition and derecognition

Regular way purchases and sales of financial assets are recognized or derecognized on trade-date, the date on which the Group commits to purchase or sell the asset. Financial assets are derecognized when the rights to receive cash flows from the financial assets have expired or have been transferred and the Group has transferred substantially all the risks and rewards of ownership.

If a transfer does not result in derecognition because the Group has retained substantially all the risks and rewards of ownership of the transferred asset, the Group continues to recognize the transferred asset in its entirety and recognizes a financial liability for the consideration received.

(e)	Offsetting of financial instruments

Financial assets and liabilities are offset and the net amount reported in the statements of financial position where there is a legally enforceable right to offset the recognized amounts and there is an intention to settle on a net basis or realize the assets and settle the liability simultaneously. The legally enforceable right must not be contingent on future events and must be enforceable in the normal course of business and in the event of default, insolvency or bankruptcy of the Group or the counterparty.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

2.7	Derivative Instruments

Derivatives are initially recognized at fair value on the date a derivative contract is entered into and are subsequently remeasured to their fair value at the end of each reporting period. The accounting for subsequent changes in fair value depends on whether the derivative is designated as a hedging instrument, and if so, the nature of the item being hedged. The Group has hedge relationships and designates certain derivatives as:

•	hedges of a particular risk associated with the cash flows of recognized assets and liabilities and highly probable forecast transactions (cash flow hedges)

At inception of the hedge relationship, the Group documents the economic relationship between hedging instruments and hedged items including whether changes in the cash flows of the hedging instruments are expected to offset changes in the cash flows of hedged items.

The fair values of derivative financial instruments designated in hedge relationships are disclosed in Note 39.

The full fair value of a hedging derivative is classified as a non-current asset or liability when the remaining maturity of the hedged item is more than 12 months; it is classified as a current asset or liability when the remaining maturity of the hedged item is less than 12 months. A non-derivative financial asset and a non-derivative financial liability is classified as a current or non-current based on its expected maturity and its settlement, respectively.

The effective portion of changes in fair value of derivatives that are designated and qualify as cash flow hedges is recognized in the cash flow hedge reserve within equity. The ineffective portion is recognized in ‘finance income (costs)’.

Amounts of changes in fair value of effective hedging instruments accumulated in equity are recognized as ‘finance income (costs)’ for the periods when the corresponding transactions affect profit or loss.

When a hedging instrument expires, or is sold, terminated, exercised, or when a hedge no longer meets the criteria for hedge accounting, any accumulated cash flow hedge reserve at that time remains in equity until the forecast transaction occurs, resulting in the recognition of a non-financial asset such as inventory. When the forecast transaction is no longer expected to occur, the cash flow hedge reserve and deferred costs of hedging that were reported in equity are immediately reclassified to profit or loss.

2.8	Trade Receivables

Trade receivables are recognized initially at the amount of consideration that is unconditional, unless they contain significant financing components when they are recognized at fair value. Trade receivables are subsequently measured at amortized cost using the effective interest method, less loss allowance. See Note 6 for further information about the Group’s accounting for trade receivables and Note 2.6 (c) for a description of the Group’s impairment policies.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

2.9	Inventories

Inventories are stated at the lower of cost and net realizable value. Cost is determined using the moving average method, except for inventories in-transit.

2.10	Non-Current Assets (or Disposal Group) Held-for-Sale

Non-current assets (or disposal group) are classified as assets held for sale when their carrying amount will be recovered principally through a sale transaction rather than through continued use and when a sale is considered highly probable. The assets are measured at the lower amount between their carrying amount and the fair value less selling costs.

2.11	Property and Equipment

Property and equipment are stated at historical cost less accumulated depreciation and accumulated impairment losses. Historical cost includes expenditures that is directly attributable to the acquisition of the items.

Depreciation of all property and equipment, except for land, is calculated using the straight-line method to allocate their cost, net of their residual values, over their estimated useful lives as follows:

Useful Life
Buildings	5 – 40 years
Structures	5 – 40 years
Machinery and equipment (Telecommunications equipment and others)	2 – 40 years
Vehicles	4 – 6 years
Tools	4 – 6 years
Office equipment	2 – 6 years

The depreciation method, residual values and useful lives of property and equipment are reviewed at the end of each reporting period and, if appropriate, accounted for as changes in accounting estimates.

2.12	Investment Property

Investment property is a property held to earn rentals or for capital appreciation. An investment property is measured initially at its cost. After recognition as an asset, investment property is carried at cost less accumulated depreciation and impairment losses. Investment property, except for land, is depreciated using the straight-line method over their useful lives from 10 to 40 years.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

2.13	Intangible Assets

(a)	Goodwill

Goodwill is measured as explained in Note 2.3 (a) and goodwill arising from acquisition of subsidiaries and business are included in intangible assets. Goodwill is tested annually for impairment and carried at cost less accumulated impairment losses. Gains and losses on the disposal of subsidiaries and business include the carrying amount of goodwill relating to the subsidiaries and business sold.

For the purpose of impairment testing, goodwill acquired in a business combination is allocated to each of the CGUs, or group of CGUs, that is expected to benefit from the synergies of the combination. Goodwill is monitored at the operating segment level.

Goodwill impairment reviews are undertaken annually or more frequently if events or changes in circumstances indicate a potential impairment. The carrying amount of goodwill is compared to the recoverable amount, which is the higher of value in use and the fair value less costs to sell. Any impairment is recognized immediately as an expense and is not subsequently reversed.

(b)	Intangible assets excluding goodwill

Intangible assets, except for goodwill, are initially recognized at its historical cost, and carried at cost less accumulated amortization and accumulated impairment losses. Membership rights (condominium membership and golf membership) that have an indefinite useful life are not subject to amortization because there is no foreseeable limit to the period over which the assets are expected to be utilized. The Group amortizes intangible assets with a limited useful life using the straight-line method over the following periods:

Useful Life
Development costs	5 – 6 years
Software	4 – 6 years
Frequency usage rights	5 – 10 years
Others[1]	1 – 50 years

[1]	Membership rights (condominium membership and golf membership) and broadcast license included in others are classified as intangible assets with indefinite useful life.

2.14	Borrowing Costs

General and specific borrowing costs that are directly attributable to the acquisition, construction or production of a qualifying asset are capitalized during the period of time that is required to complete and prepare the asset for its intended use or sale. Investment income earned on the temporary investment of specific borrowings on qualifying assets is deducted from the borrowing costs eligible for capitalization. Other borrowing costs are expensed in the period in which they are incurred.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

2.15	Government Grants

Grants from the government are recognized at their fair value where there is a reasonable assurance that the grant will be received and the Group will comply with all attached conditions. Government grants related to assets are presented in the statement of financial position by setting up the grant as deferred income that is recognized in profit or loss on a systematic basis over the useful life of the asset. Grants related to income are presented as a credit in the statement of profit or loss within ‘other income’.

2.16	Impairment of Non-Financial Assets

Goodwill and intangible assets with indefinite useful life are tested annually for impairment at the end of each reporting period. If certain assets are deemed to be impaired, their recoverable amount is estimated in order to determine the impairment loss. The Group estimates the recoverable amount for each asset, and in cases when the recoverable amount cannot be estimated for an asset, the recoverable amount of the cash generating unit to which the asset belongs is estimated. Corporate assets are allocated to individual cash generating units on a reasonable and consistent basis and if they cannot be allocated to individual cash generating units, they are allocated to the smallest group of cash generating units on a reasonable and consistent basis. An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount (higher of its fair value less costs of disposal and value in use). Impairment loss on non-financial assets other than goodwill are evaluated for reversal at the end of each reporting period.

2.17	Trade and Other Payables

These amounts represent liabilities for goods and services provided to the Group prior to the end of reporting period which are unpaid. Trade and other payables are presented as current liabilities, unless payment is not due within 12 months after the reporting period. They are recognized initially at their fair value and subsequently measured at amortized cost using the effective interest method.

2.18	Financial Liabilities

(a)	Classification and measurement

The Group’s financial liabilities at fair value through profit or loss are financial instruments held for trading. A financial liability is held for trading if it is incurred principally for the purpose of repurchasing in the near term. Derivatives that are not designated as hedging instruments or derivatives separated from financial instruments containing embedded derivatives are also categorized as held for trading.

The Group classifies non-derivative financial liabilities, except for financial liabilities at fair value through profit or loss, financial guarantee contracts and financial liabilities that arise when a transfer of financial assets does not qualify for derecognition, as financial liabilities carried at amortized cost and present as ‘trade payables’, ‘borrowings’ and ‘other financial liabilities’ in the statement of financial position.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

Preferred shares that require mandatory redemption at a particular date are classified as liabilities. Interest expenses on these preferred shares using the effective interest method are recognized in the statement of profit or loss as ‘finance costs’, together with interest expenses recognized from other financial liabilities.

(b)	Derecognition

Financial liabilities are removed from the statement of financial position when it is extinguished; for example, when the obligation specified in the contract is discharged or cancelled or expired or when the terms of an existing financial liability are substantially modified. The difference between the carrying amount of a financial liability extinguished or transferred to another party and the consideration paid (including any non-cash assets transferred or liabilities assumed) is recognized in profit or loss.

2.19	Financial Guarantee Contracts

Financial guarantee contracts are recognized as a financial liability at the time the guarantee is issued. The liability is initially measured at fair value, subsequently at the higher of following and recognized in the statement of financial position within ‘other financial liabilities’:

•	the amount determined in accordance with the expected credit loss model under Korean IFRS 1109 Financial Instruments

•	the amount initially recognized less, where appropriate, the cumulative amount of income recognized in accordance with Korean IFRS 1115 Revenue from Contracts with Customers

2.20	Employee Benefits

(a)	Post-employment benefits

The Group operates both defined contribution and defined benefit pension plans.

A defined contribution plan is a pension plan under which the Group pays fixed contributions into a separate entity. The contributions are recognized as employee benefit expenses when an employee has rendered service.

A defined benefit plan is a pension plan that is not a defined contribution plan. Generally, post-employment benefits are payable after the completion of employment, and the benefit amount depended on the employee’s age, periods of service or salary levels. The liability recognized in the statement of financial position in respect of defined benefit pension plans is the present value of the defined benefit obligation at the end of the reporting period less the fair value of plan assets. The defined benefit obligation is calculated annually by independent actuaries using the projected unit credit method. The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using interest rates of high-quality corporate bonds that are denominated in the currency in which the benefits will be paid, and that have terms approximating to the terms of the related obligation. Remeasurement gains and losses arising from experience adjustments and changes in actuarial assumptions are recognized in the period in which they occur, directly in other comprehensive income.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

Changes in the present value of the defined benefit obligation resulting from plan amendments or curtailments are recognized immediately in profit or loss as past service costs.

(b)	Termination benefits

Termination benefits are payable when employment is terminated by the Group before the normal retirement date, or whenever an employee accepts voluntary redundancy in exchange for these benefits. The Group recognizes termination benefits at the earlier of the following dates: when the entity can no longer withdraw the offer of those benefits or when the entity recognizes costs for a restructuring.

(c)	Long-term employee benefits

Certain entities within the Group provide long-term employee benefits that are entitled to employees with service period for ten years and above. The expected costs of these benefits are accrued over the period of employment using the same accounting methodology as used for defined benefit pension plans. The Group recognizes service cost, net interest on other long-term employee benefits and remeasurements as profit or loss for the year. These liabilities are valued annually by an independent qualified actuary.

2.21	Share-Based Payments

Equity-settled share-based payment is recognized at fair value of equity instruments granted, and employee benefit expense is recognized over the vesting period. At the end of each period, the Group revises its estimates of the number of options that are expected to vest based on the non-market vesting and service conditions. It recognizes the impact of the revision to original estimates, if any, in profit or loss, with a corresponding adjustment to equity.

2.22	Provisions

Provisions for service warranties, recoveries, litigations and claims, and others are recognized when the Group presently hold legal or constructive obligation as a result of past events, and when it is probable that an outflow of resources will be required to settle the obligation and the amount can be reliably estimated. Provisions are measured at the present value of management’s best estimate of the expenditure required to settle the present obligation at the end of the reporting period, and the increase in the provision due to the passage of time is recognized as interest expense.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

2.23	Leases

As explained in “Note 2.2 (1)” above, the Group has changed its accounting policy for leases. The impact of the new accounting policies is disclosed in Note 43.

(a)	Lessee

The Group leases various repeater server rack, offices, communication line facilities, machinery and cars.

Contracts may contain both lease and non-lease components. The Group allocates the consideration in the contract to the lease and non-lease components based on their relative stand-alone prices. However, for leases of real estate for which the Group is lessee, the Group applies the practical expedient which has elected not to separate lease and non-lease components and instead accounts them as a single lease component.

Assets and liabilities arising from a lease are initially measured on a present value basis. Lease liabilities include the net present value of the following lease payments:

•	Fixed payments (including in-substance fixed payments), less any lease incentives receivable

•	Variable lease payment that are based on an index or a rate, initially measured using the index or rate as at the commencement date

•	Amounts expected to be payable by the Group (the lessee) under residual value guarantees

•	The exercise price of a purchase option if the Group (the lessee) is reasonably certain to exercise that option, and

•	Payments of penalties for terminating the lease, if the lease term reflects the Group (the lessee) exercising that option

Lease liability measurement also include payments to be made in option periods if the lessee is reasonably certain in exercising an option to extend the lease.

The Group determines the lease term as the non-cancellable period of a lease, together with both (a) periods covered by an option to extend the lease if the lessee is reasonably certain to exercise that option; and (b) periods covered by an option to terminate the lease if the lessee is reasonably certain not to exercise that option. When the lessee and the lessor each has the right to terminate the lease without permission from the other party, the Group should consider a termination penalty in determining the period for which the contract is enforceable.

The lease payments are discounted using the interest rate implicit in the lease. If that rate cannot be determined, the lessee’s incremental borrowing rate is used, which is the rate that the lessee would have to pay to borrow the funds necessary to obtain an asset of similar value in a similar economic environment with similar terms and conditions.

The Group is exposed to potential future increases in variable lease payments based on an index or rate, which are not included in the lease liability until they take effect. When adjustments to lease payments based on an index or rate take effect, the lease liability is reassessed and adjusted against the right-of-use asset.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

Each lease payment is allocated between the liability and finance cost. The finance cost is charged to profit or loss over the lease period in order to produce a constant periodic rate of interest on the remaining balance of the liability for each period.

Right-of-use assets are measured at cost comprising the following:

•	amount of the initial measurement of lease liability

•	any lease payments made at or before the commencement date less any lease incentives received

•	any initial direct costs (leasehold deposits)

•	restoration costs, and

•	present value discount on leasehold deposits

The right-of-use asset is depreciated over the shorter of the asset’s useful life and the lease term on a straight-line basis. If the Group is reasonably certain to exercise a purchase option, the right-of-use asset is depreciated over the underlying asset’s useful life.

Payments associated with short-term leases and leases of low-value assets are recognized on a straight-line basis as an expense in profit or loss. Short-term leases are leases with a lease term of 12 months or less, such as mechanical devices and cars. Low-value assets are comprised of tools, equipment, and others.

(b)	Lessor

Lease income from operating leases where the Group is a lessor is recognized in income on a straight-line basis over the lease term. Initial direct costs incurred in obtaining an operating lease are added to the carrying amount of the underlying asset and recognized as expense over the lease term on the same basis as lease income. The respective leased assets are included in the statement of financial position based on their nature. As a result of adopting the new lease standard, the Group applied the accounting for assets held as a lessor.

2.24	Share Capital

The Controlling Company classifies ordinary shares as equity.

Where the Controlling Company purchases its own shares, the consideration paid, including any directly attributable incremental costs, is deducted from equity until the share are cancelled or reissued. When these treasury shares are reissued, any consideration received is included in equity attributable to the equity holders of the Controlling Company.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

2.25	Revenue Recognition

(a)	Identifying performance obligations

The Group identifies performance obligations with a customer such as providing telecommunication services, selling handsets and other. The revenue from handsets is recognized when a performance obligation is satisfied by transferring promised goods to customers, and the revenue from telecommunication services is recognized over the estimated contract periods of each services by transferring promised services to customers.

(b)	Allocation the transaction price and revenue recognition

The Group allocates the transaction price to each performance obligation identified in the contract based on a relative stand-alone selling prices of the goods or services being provided to the customer. To allocate the transaction price to each performance obligation on a relative stand-alone price basis, the Group determines the stand-alone selling price at contract inception of the distinct good or service underlying each performance obligation in the contract and allocate the transaction price in proportion to those stand-alone selling price. The stand-alone selling price is the price at which the Group would sell a promised good or service separately to the customer. The best evidence of a stand-alone selling price is the observable price of a good or service when the Group sells that good or service separately in similar circumstances and to similar customers. The Group recognizes the allocated amount as contract assets or contract liabilities, and amortizes it through the remaining period which is adjusted in operating income.

(c)	Incremental contract acquisition costs

The Group pays the commission fees when new customers subscribe for telecommunication services. The incremental contract acquisition costs are those commission fees that the Group incurs to acquire a contract with a customer that would not have been incurred if the contract had not been acquired. The Group recognizes the incremental contract acquisition costs as an asset and amortizes it over the expected period of benefit. However, as a practical expedient, the Group may recognize the incremental contract acquisition costs as an expense when it is incurred if the amortization period of the asset is one year or less.

(d)	Commission fees

Commission fees are recognized when it is probable that future economic benefits will flow to the entity and these benefits can be reliably measured. Revenues are measured at the fair value of the consideration received.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

2.26	Current and Deferred Income Tax

The tax expense for the period consists of current and deferred tax. Current and deferred tax is recognized in profit or loss, except to the extent that it relates to items recognized in other comprehensive income or directly in equity. In this case, the tax is also recognized in other comprehensive income or directly in equity, respectively.

The tax expense is measured at the amount expected to be paid to the taxation authorities, using the tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period.

Management periodically evaluates tax policies that are applied in tax returns in which applicable tax regulation is subject to interpretation. The Group recognizes current income tax on the basis of the amount expected to be paid to the tax authorities.

Deferred income tax is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. However, deferred income tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting profit nor taxable profit or loss.

Deferred tax assets are recognized only if it is probable that future taxable amount will be available to utilize those temporary differences and losses.

The Group recognizes a deferred tax liability all taxable temporary differences associated with investments in subsidiaries, associates, and interests in joint arrangements, except to the extent that the Group is able to control the timing of the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future. In addition, the Group recognizes a deferred tax asset for all deductible temporary differences arising from such investments to the extent that it is probable the temporary difference will reverse in the foreseeable future and taxable profit will be available against which the temporary difference can be utilized.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets and liabilities and when the deferred tax balances relate to the same taxation authority. Current tax assets and liabilities are offset when the Group has a legally enforceable right to offset and intends either to settle on a net basis, or to realize the assets and settle the liability simultaneously.

The Group adopts the consolidated corporate tax return and calculates income tax expenses and income tax liabilities of the Group based on systematic and reasonable methods.

2.27	Dividend

Dividend distribution to the Group’s shareholders is recognized as a liability in the financial statements in the period in which the dividends are approved by the Group’s shareholders.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

2.28	Approval of Issuance of the Financial Statements

The consolidated financial statements of 2020 were approved for issuance by the Board of Directors on February 9, 2021 and are subject to change with the approval of shareholders at their Annual General Meeting.

3.	Critical Accounting Estimates and Assumptions

The Group makes estimates and assumptions concerning the future. The estimates and assumptions are continuously evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the current circumstances. Actual results may differ from these estimates.

During 2020, the spread of Coronavirus disease 2019 (“COVID-19”) has a material impact on the global economy. It may have a negative impact; such as, decrease in productivity, decrease or delay in sales, collection of existing receivables and others. Accordingly, it may have a negative impact on the financial position and financial performance of the Group.

Significant accounting estimates and assumptions applied in the preparation of the consolidated financial statements can be adjusted depending on changes in the uncertainty from COVID-19. Also, the ultimate effect of COVID-19 to the Group’s business, financial position and financial performance cannot presently be determined.

The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below. Additional information of significant judgement and assumptions of certain items are included in relevant notes.

3.1	Impairment of Non-Financial Assets (including Goodwill)

The Group determines the recoverable amount of a cash generating unit (CGU) based on fair value or value-in-use calculations assess non-financial assets (including goodwill) for impairment (Note 13).

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

3.2	Income Taxes

The Group’s taxable income generated from these operations are subject to income taxes based on tax laws and interpretations of tax authorities in numerous jurisdictions. There are many transactions and calculations for which the ultimate tax determination is uncertain (Note 31).

If certain portion of the taxable income is not used for investments or increase in wages or dividends in accordance with the Tax System for Recirculation of Corporate Income, the Group is liable to pay additional income tax calculated based on the tax laws. Accordingly, the measurement of current and deferred income tax is affected by the tax effects from the new tax system. As the Group’s income tax is dependent on the investments, as well as wage and dividends increase, there is an uncertainty measuring the final tax effects.

3.3	Fair Value of Derivatives and Financial Instruments

The fair value of financial instruments that are not traded in an active market is determined by using valuation techniques. The Group uses its judgment to select a variety of methods and make assumptions that are mainly based on market conditions existing at the end of each reporting period (Note 39).

3.4	Impairment of Financial Assets

The provision for impairment for financial assets are based on assumptions about risk of default and expected loss rates. The Group uses judgement in making these assumptions and selecting the inputs to the impairment calculation based on the Group’s past history, existing market conditions as well as forward looking estimates at the end of each reporting period (Note 38).

3.5	Net Defined Benefit Liability

The present value of net defined benefit liability depends on a number of factors that are determined on an actuarial basis using a number of assumptions including the discount rate (Note 18).

3.6	Amortization of Contract Assets, Contract Liabilities and Contract Cost Assets

Contract assets, contract liabilities and contract cost assets recognized under the application of Korean IFRS 1115 are amortized over the expected periods of customer relationships. The estimate of the expected terms of customer relationship is based on the historical data. If management’s estimate changes, it may cause significant differences in the timing of revenue recognition and amounts recognized.

3.7	Provisions

As described in Note 17, the Group records provisions for litigation and assets retirement obligations as at the end of the reporting period. The provisions are estimated based on the factors such as the historical experiences.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

3.8	Useful Lives of Property and Equipment and Investment Property

Property and equipment, intangible assets, and investment properties, excluding land, goodwill, condominium memberships and golf club memberships are depreciated using the straight-line method over their useful lives. The estimated useful lives are determined based on expected usage of the assets and the estimates can be materially affected by technical changes and other factors. The Group will increase depreciation expenses if the useful lives are considered shorter than the previously estimated useful lives.

3.9	Critical Judgments in Determining the Lease Term

In determining the lease term, management considers all facts and circumstances that create an economic incentive to exercise an extension option, or not exercise a termination option. Extension options (or periods after termination options) are only included in the lease term if the lease is reasonably certain to be extended (or not terminated).

For leases of property, machinery and communication line facilities, the following factors are normally the most relevant:

•	If there are significant penalties to terminate (or not extend), the Group is typically reasonably certain to extend (or not terminate).

•	If any leasehold improvements are expected to have a significant remaining value, the Group is typically reasonably certain to extend (or not terminate).

•	Otherwise, the Group considers other factors including historical lease durations and the costs and business disruption required to replace the leased asset.

Most extension options in offices, retail stores and vehicles leases have not been included in the lease liability, because the Group could replace the assets without significant cost or business disruption.

The lease term is reassessed if an option is actually exercised (or not exercised) or the Group becomes obliged to exercise (or not exercise) it. The assessment of reasonable certainty is only revised if a significant event or a significant change in circumstances occurs, which affects this assessment, and that is within the control of the lessee.

Details on the current period’s financial impact from changes in accounting policies, to reflect exercising extension and termination options, are disclosed in Note 43.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

4.	Financial Instruments by Category

Financial instruments by category as at December 31, 2020 and 2019, are as follows:

(in millions of Korean won)	December 31, 2020
Financial assets	Financial assets at amortized cost		Financial assets at fair value through profit or loss		Financial assets at fair value through other comprehensive income		Derivatives used for hedging		Total
Cash and cash equivalents	~~W~~	2,634,624	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	2,634,624
Trade and other receivables[1]		4,976,423		—		1,118,619		—		6,095,042
Other financial assets		671,068		809,919		258,516		7,684		1,747,187

[1]	Lease receivables and others which are not applied to financial instruments by category are excluded.

(in millions of Korean won)	December 31, 2020
Financial liabilities	Financial liabilities at amortized cost		Financial liabilities at fair value through profit and loss		Derivatives used for hedging		Total
Trade and other payables	~~W~~	7,017,639	~~W~~	—	~~W~~	—	~~W~~	7,017,639
Borrowings		7,316,298		—		—		7,316,298
Other financial liabilities		132,558		2,682		127,929		263,169

(in millions of Korean won)	December 31, 2019
Financial assets	Financial assets at amortized cost		Financial assets at fair value through profit or loss		Financial assets at fair value through other comprehensive income		Derivatives used for hedging		Total
Cash and cash equivalents	~~W~~	2,305,894	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	2,305,894
Trade and other receivables[1]		5,796,207		—		1,256,266		—		7,052,473
Other financial assets		441,804		632,324		557,342		58,576		1,690,046

[1]	Lease receivables and others which are not applied to financial instruments by category are excluded.

(in millions of Korean won)	December 31, 2019
Financial liabilities	Financial liabilities at amortized cost	Financial liabilities at fair value through profit and loss		Derivatives used for hedging		Total
Trade and other payables	~~W~~8,679,697	~~W~~	—	~~W~~	—	~~W~~	8,679,697
Borrowings	7,298,867		—		—		7,298,867
Other financial liabilities	129,945		38		20,096		150,079

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

Gains or losses arising from financial instruments by category for the years ended December 31, 2020 and 2019, are as follows:

(in millions of Korean won)	2020		2019
Financial assets at amortized cost
Interest income [1,5]	~~W~~	55,742	~~W~~	79,838
Loss (gain) on foreign currency transactions [4]		(19,244)		32,293
Loss on foreign currency translation [4]		(3,895)		(474)
Gain (loss) on disposal		138		(43)
Loss on valuation		(140,474)		(59,947)

Financial assets at fair value through profit or loss
Interest income [1]		6,548		5,634
Dividend income [6]		4,379		1,096
Gain on valuation [7]		59,044		4,334
Loss (gain) on disposal		(329)		5,115
Loss (gain) on foreign currency transactions [4]		(38)		—
Loss on foreign currency translation [4]		—		(27)

Financial assets at fair value through other comprehensive income
Interest income [1]		227,736		217,355
Dividend income[6]		56		2,312
Reversal of impairment loss (impairment loss)		—		(304)
Loss on disposal		(8,152)		(11,247)
Other comprehensive income for the year [2]		41,997		167,152

Derivative used for hedging
Gain on transactions		6,050		6,332
Loss (gain) on valuation		(2,707)		56,537
Other comprehensive income (loss) for the year [2]		(2,373)		46,806
Reclassified to profit or loss from other comprehensive income for the year [2,3]		3,645		(39,604)

Financial liabilities at fair value through profit or loss
Gain (loss) on valuation		119		(1,936)
Gain on disposal		799		2,664

Derivatives used for hedging
Gain on transactions		1,141		—
Loss (gain) on valuation		(161,003)		4,949
Other comprehensive income (loss) for the year [2]		(81,671)		20,742
Reclassified to profit or loss from other comprehensive income for the year [2,3]		107,786		(5,080)

Financial liabilities at amortized cost
Interest expense [1,5]		(220,945)		(223,974)
Loss on foreign currency transactions [4]		(10,717)		(20,958)
Gain (loss) on foreign currency translation [4]		141,849		(75,502)

Total	~~W~~	5,481	~~W~~	214,063

[1]

BC Card Co., Ltd., etc., subsidiaries of the Group, recognized interest income and expenses as operating revenue and expenses, respectively. Related interest income recognized as operating revenue is ~~W~~ 20,854 million (2019: ~~W~~ 21,018 million) and related interest expense recognized as operating expense is ~~W~~ 1,456 million (2019: ~~W~~ 548 million) for the year ended December 31, 2020.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

[2]	The amounts directly reflected in equity after adjustments of deferred income tax.
[3]

During the current and previous year, certain derivatives of the Group was settled and the related gain or loss on valuation of cash flow hedge in other comprehensive income was reclassified to profit or loss for the year.

[4]

BC Card Co., Ltd., a subsidiary of the Group recognized foreign currency translation/transaction gain and loss and as operating revenue and expense. In relation to this, foreign currency translation gain and loss recognized as operating revenue and expense amount to ~~W~~ 56 million (2019: ~~W~~ 5 million) and ~~W~~ 19,687 million (2019: ~~W~~ 17,006 million), respectively, for the year ended December 31, 2020.

[5]	Interest income (interest expense) from lease receivables (lease liabilities) is excluded as it is not subject to classification of financial instruments (Note 21).
[6]

BC Card Co., Ltd., etc., subsidiaries of the Group, recognized dividend income as operating revenue. Related dividend income recognized as operating revenue is ~~W~~ 2,059 million (2019: ~~W~~ 2,250 million) for the year ended December 31, 2020.

[7]

KT Investment Co., Ltd., etc., subsidiaries of the Group, recognized financial instruments measured at fair value through profit or loss as operating income and expenses. In relation to this, valuation gain and loss recognized as operating revenue and expense amount to ~~W~~ 40,822 million, for the year ended December 31, 2020.

5.	Cash and Cash Equivalents

Restricted cash and cash equivalents as at December 31, 2020 and 2019, are as follows:

(in millions of Korean won)	December 31, 2020		December 31, 2019		Description
Bank deposits	~~W~~	28,414	~~W~~	21,290	Deposit restricted for government project and others

Cash and cash equivalents in the statement of financial position equal to cash and cash equivalents in the statement of cash flows.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

6.	Trade and Other Receivables

Trade and other receivables as at December 31, 2020 and 2019, are as follows:

	December 31, 2020
(in millions of Korean won)	Total amounts		Provision for impairment		Present value discount		Carrying amount
Current assets
Trade receivables	~~W~~	3,388,099	~~W~~	(322,992)	~~W~~	(8,977)	~~W~~	3,056,130
Other receivables		1,948,108		(101,619)		(148)		1,846,341

Total	~~W~~	5,336,207	~~W~~	(424,611)	~~W~~	(9,125)	~~W~~	4,902,471

Non-current assets
Trade receivables	~~W~~	892,992	~~W~~	(4,323)	~~W~~	(34,716)	~~W~~	853,953
Other receivables		513,926		(102,985)		(14,125)		396,816

Total	~~W~~	1,406,918	~~W~~	(107,308)	~~W~~	(48,841)	~~W~~	1,250,769

	December 31, 2019
(in millions of Korean won)	Total amounts		Provision for impairment		Present value discount		Carrying amount
Current assets
Trade receivables	~~W~~	3,451,107	~~W~~	(291,202)	~~W~~	(9,510)	~~W~~	3,150,395
Other receivables		2,834,893		(78,572)		(271)		2,756,050

Total	~~W~~	6,286,000	~~W~~	(369,774)	~~W~~	(9,781)	~~W~~	5,906,445

Non-current assets
Trade receivables	~~W~~	874,859	~~W~~	(4,117)	~~W~~	(43,597)	~~W~~	827,145
Other receivables		382,468		(5,108)		(22,708)		354,652

Total	~~W~~	1,257,327	~~W~~	(9,225)	~~W~~	(66,305)	~~W~~	1,181,797

The fair values of trade and other receivables with original maturities less than one year are equal to their carrying amounts because the discounting effect is immaterial. The fair value of trade and other receivables with original maturities longer than one year, which are mainly from sales of goods, is determined by discounting the expected future cash flow at the weighted average interest rate.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

Details of changes in provisions for impairment the years ended December 31, 2020 and 2019, are as follows:

	2020				2019
(in millions of Korean won)	Trade receivables		Other receivables		Trade receivables		Other receivables
Beginning balance	~~W~~	295,319	~~W~~	83,680	~~W~~	359,924	~~W~~	93,8222
Provision		89,097		50,860		24,596		35,597
Reversal		—		(890)		—		(475)
Written-off or transfer out		(60,598)		(25,067)		(90,513)		(44,108)
Changes in Consolidation Scope		3,211		87,614		—		—
Others		286		8,407		1,312		(1,156)

Ending balance	~~W~~	327,315	~~W~~	204,604	~~W~~	295,319	~~W~~	83,680

Provisions for impairment on trade and other receivables are recognized as operating expenses, other expenses and finance costs.

Details of other receivables as at December 31, 2020 and 2019, are as follows:

(in millions of Korean won)	December 31, 2020		December 31, 2019
Loans	~~W~~	116,082	~~W~~	84,148
Receivables [1]		1,699,608		2,588,064
Accrued income		6,901		8,630
Refundable deposits [2]		350,180		352,293
Loans receivable		150,527		105,961
Finance lease receivables		64,047		39,726
Others		60,416		15,560
Less: Provision for impairment		(204,604)		(83,680)

	~~W~~	2,243,157	~~W~~	3,110,702

[1]	The settlement receivables of BC Card Co., Ltd. Amounting to ~~W~~ 986,384 million (December 31, 2019: ~~W~~ 1,786,610 million) are included.

The maximum exposure of trade and other receivables to credit risk is the carrying amount of each class of receivables mentioned above as at December 31, 2020.

A portion of the trade receivables is classified as financial assets at fair value through other comprehensive income considering the trade receivables business model for managing the asset and the cash flow characteristics of the contract.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

7.	Other Financial Assets and Liabilities

Details of other financial assets and liabilities as at December 31, 2020 and 2019, are as follows:

(in millions of Korean won)	December 31, 2020		December 31, 2019
Other financial assets
Financial assets at amortized cost [1]	~~W~~	671,068	~~W~~	441,804
Financial assets at fair value through profit or loss [1,2,3]		809,919		632,324
Financial assets at fair value through other comprehensive income [1,3]		258,516		557,342
Derivatives used for hedging		7,684		58,576
Less: Non-current		(544,347)		(821,658)

Current	~~W~~	1,202,840	~~W~~	868,388

Other financial liabilities
Financial liabilities at amortized cost	~~W~~	132,558	~~W~~	129,945
Financial liabilities at fair value through profit or loss		2,682		38
Derivatives used for hedging		127,929		20,096
Less: Non-current		(260,676)		(149,136)

Current	~~W~~	2,493	~~W~~	943

[1]

As at December 31, 2020, the Group’s other financial assets amounting to ~~W~~ 104,442 million (December 31, 2019: ~~W~~ 91,445 million), which consist of checking account deposits, time deposits and others, are subject to withdrawal restrictions.

[2]	As at December 31, 2020, MMW(Money Market Wrap) and MMT(Money Market Trust) amounting to ~~W~~ 509,068 million (December 31, 2019: ~~W~~ 406,062 million) are included in other financial assets.
[3]	As at December 31, 2020, the Group provided investments in Korea Software Financial Cooperative amounting to ~~W~~ 5,491 million as a collateral for the payment guarantee provided by the Cooperative.

Details of financial assets at fair value through profit or loss as at December 31, 2020 and 2019, are as follows:

(in millions of Korean won)	December 31, 2020		December 31, 2019
Equity instruments (Listed)	~~W~~	46,449	~~W~~	232
Equity instruments (Unlisted)		83,017		90,357
Debt securities		680,453		541,657
Derivatives held for trading		—		78

Total		809,919		632,324
Less: Non-current		(276,109)		(219,026)

Current	~~W~~	533,810	~~W~~	413,298

The maximum exposure of debt instruments of financial assets recognized at fair value through profit or loss to credit risk is the carrying amount as at December 31, 2020.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

Details of financial assets at fair value through other comprehensive income as at December 31, 2020 and 2019, are as follows:

(in millions of Korean won)	December 31, 2020		December 31, 2019
Equity instruments (Listed)	~~W~~	6,216	~~W~~	6,738
Equity instruments (Unlisted)		245,730		543,518
Debt securities		6,570		7,086

Total		258,516		557,342
Less: Non-current		(258,516)		(556,147)

Current	~~W~~	—	~~W~~	1,195

Upon disposal of these equity investments, any balance within the accumulated other comprehensive income for these equity investments is not reclassified to profit or loss, but to retained earnings. Upon disposal of these debt investments, the remaining balance of the accumulated other comprehensive income of debt investments is reclassified to profit or loss.

The Group disposed shares of Mastercard Inc. amounting to ~~W~~ 350,777 million at fair value. Upon disposal, ~~W~~ 265,087 million is reclassified as accumulated other comprehensive income after tax and ~~W~~ 184,330 million is reclassified as retained earnings of attributable to owners of the controlling company.

Details of valuation of derivatives used for hedging as at December 31, 2020 and 2019, are as follows:

	December 31, 2020				December 31, 2019
(in millions of Korean won)	Assets		Liabilities		Assets		Liabilities
Interest rate swap [1]	~~W~~	—	~~W~~	1,078	~~W~~	—	~~W~~	1,464
Currency swap [2]		7,684		126,189		55,569		18,632
Currency forwards [3]		—		662		3,007		—

Total		7,684		127,929		58,576		20,096
Less: Non-current		(2,111)		(126,408)		(28,304)		(19,177)

Current	~~W~~	5,573	~~W~~	1,521	~~W~~	30,272	~~W~~	919

[1]	The interest rate swap contract is to hedge the risk of variability in future fair value of the borrowings.
[2]

The currency swap contract is to hedge the risk of variability in cash flow from the borrowings. In applying the cash flow hedge accounting, the Group hedges its exposures to cash flow fluctuation until September 7, 2034.

[3]	The currency forward contract is to hedge the risk of variability in cash flow from transactions in foreign currencies due to changes in foreign exchange rate.

The full value of a hedging derivative is classified as a non-current asset or liability if the remaining maturity of the hedged item is more than 12 months and, as a current asset or liability, if the maturity of the hedged item is less than 12 months.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

The valuation gains and losses on the derivative contracts for the years ended December 31, 2020 and 2019, are as follows:

(in millions of Korean won)
	2020						2019
Type of transaction	Valuation gain		Valuation loss		Other comprehensive income[1]		Valuation gain		Valuation loss		Other comprehensive income[1]
Interest rate swap	~~W~~	—	~~W~~	—	~~W~~	(567)	~~W~~	—	~~W~~	45	~~W~~	(963)
Currency swap		—		161,661		(113,175)		72,417		15,784		87,626
Currency forwards		—		2,049		—		4,858		—		4,858

Total	~~W~~	—	~~W~~	163,710	~~W~~	(113,742)	~~W~~	77,275	~~W~~	15,829	~~W~~	91,521

[1]	The amounts are before adjustments of deferred income tax directly reflected in equity and allocation to the non-controlling interest.

The ineffective portion recognized in profit or loss on the cash flow hedges are valuation losses of ~~W~~ 2,711 million for the year ended December 31, 2020 (2019: valuation gains of ~~W~~ 4,181 million).

The unsettled amount of derivative instruments for the years ended December 31, 2020 and 2019, are as follows:

(i) Hedging instruments

(in millions of Korean won and thousands of foreign currencies)	2020

					Book value of hedging instruments				Changes in fair value to calculate the ineffective portion of hedges
Currency	Foreign currency		Contract amount		Assets		Liabilities
USD	~~W~~	1,768,912	~~W~~	2,037,568	~~W~~	2,111	~~W~~	100,623	~~W~~	(136,852)
JPY		46,000,000		488,924		5,573		13,839		(4,065)
SGD		284,000		245,208		—		13,467		(13,611)

Total				2,771,700		7,684		127,929		(154,528)

(in millions of Korean won and thousands of foreign currencies)	2019

					Book value of hedging instruments				Changes in fair value to calculate the ineffective portion of hedges
Currency	Foreign currency		Contract amount		Assets		Liabilities
USD	~~W~~	1,574,068	~~W~~	1,788,831	~~W~~	30,175	~~W~~	10,692	~~W~~	49,480
JPY		80,000,000		827,292		28,401		9,404		15,396

Total				2,616,123		58,576		20,096		64,876

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

(ii) Hedged item

(in millions of Korean won)
	2020						2019
Currency	Book value of hedged items		Changes in fair value to calculate the ineffective portion of hedges		Cash flow hedge reserves		Book value of hedged items		Changes in fair value to calculate the ineffective portion of hedges		Cash flow hedge reserves
USD	~~W~~	1,924,576	~~W~~	133,978	~~W~~	19,641	~~W~~	1,822,477	~~W~~	(45,855)	~~W~~	(5,214)
JPY		484,960		4,228		(2,569)		850,776		(14,841)		(2,395)
SGD		233,510		13,611		2,707		—		—		—

Total		2,643,046		151,817		19,779		2,673,253		(60,696)		(7,609)

Details of financial liabilities at fair value through profit or loss as at December 31, 2020 and 2019, are as follows:

(in millions of Korean won)	December 31, 2020		December 31, 2019
Financial liabilities at fair value through profit or loss
Derivative liabilities held for trading	~~W~~	45	~~W~~	38
Consideration for conversion rights		2,637		—

Total	~~W~~	2,682	~~W~~	38

The valuation gain and loss on financial liabilities at fair value through profit or loss for the years ended December 31, 2020 and 2019, are as follows:

(in millions of Korean won)	2020				2019

	Valuation gain		Valuation loss		Valuation gain		Valuation loss
Derivative liabilities held for trading	~~W~~	10	~~W~~	53	~~W~~	78	~~W~~	2,014
Consideration for conversion rights		162		—		—		—

Total	~~W~~	172	~~W~~	53	~~W~~	78	~~W~~	2,014

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

8.	Inventories

Inventories as at December 31, 2020 and 2019, are as follows:

	December 31, 2020						December 31, 2019
(in millions of Korean won)	Acquisition cost		Valuation allowance		Carrying amount		Acquisition cost		Valuation allowance		Carrying amount
Merchandise	~~W~~	650,856	~~W~~	(133,224)	~~W~~	517,632	~~W~~	805,691	~~W~~	(144,438)	~~W~~	661,253
Others		17,004		—		17,004		4,245		—		4,245

Total	~~W~~	667,860	~~W~~	(133,224)	~~W~~	534,636	~~W~~	809,936	~~W~~	(144,438)	~~W~~	665,498

Cost of inventories recognized as expenses for the year ended December 31, 2020 amounts to ~~W~~ 3,950,056 million (December 31, 2019: ~~W~~ 4,705,920 million) and valuation loss on inventory amounts to ~~W~~ 11,214 million for the year ended December 31, 2020 (December 31, 2019: ~~W~~ 30,857 million).

9.	Other Assets and Liabilities

Other assets and liabilities as at December 31, 2020 and 2019, are as follows:

(in millions of Korean won)	December 31, 2020		December 31, 2019
Other assets
Advance payments	~~W~~	168,302	~~W~~	179,475
Prepaid expenses [1]		66,578		84,768
Contract assets [1]		1,804,948		1,849,243
Contract cost [1]		586,438		557,041
Others		18,747		14,243
Less: Non-current		(768,661)		(685,488)

Current	~~W~~	1,876,352	~~W~~	1,999,282

Other liabilities
Advances received [1]	~~W~~	328,491	~~W~~	198,366
Withholdings		105,415		99,844
Unearned revenue [1]		29,593		65,228
Lease liabilities		1,143,640		1,211,352
Contract liabilities [1]		384,133		365,610
Others		21,597		23,297
Less: Non-current		(909,570)		(895,139)

Current	~~W~~	1,103,299	~~W~~	1,068,558

[1]	The amounts include adjustments arising from adoption of Korean IFRS 1115 (Note 26).

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

10.	Assets Held-for-Sale

For the year ended December 31, 2020, the Group decided to sell certain real estate and classified it as assets held for sale. Details of assets held for sale are as follows:

(in millions of Korean won)
Land	~~W~~	172
Buildings		938

Total	~~W~~	1,110

Consideration for sale is expected to exceed the carrying amount of net assets, and as a result, no impairment was recognized for the segment classified as held for sale.

During the prior period, the Group decided to sell some real estate, in which the amount of ~~W~~ 82,865 million was classified as assets held for sale and was sold in the current year.

11.	Property and Equipment

Changes in property and equipment for the years ended December 31, 2020 and 2019, are as follows:

	2020
(in millions of Korean won)	Land		Buildings and structures		Machinery and equipment		Others		Construction- in-progress		Total
Acquisition cost	~~W~~	1,262,313	~~W~~	4,125,229	~~W~~	37,654,635	~~W~~	1,612,108	~~W~~	1,001,171	~~W~~	45,655,456
Less: Accumulated depreciation (including accumulated impairment loss and others)		(132)		(1,963,165)		(28,561,384)		(1,344,573)		(903)		(31,870,157)

Beginning, net		1,262,181		2,162,064		9,093,251		267,535		1,000,268		13,785,299
Acquisition and capital expenditure		25,156		7,249		112,085		47,669		2,959,690		3,151,849
Disposal and termination		(1,756)		(3,367)		(69,401)		(3,385)		(1,027)		(78,936)
Depreciation		—		(135,646)		(2,343,965)		(91,164)		—		(2,570,775)
Impairment (recovery of impairment)		—		(36)		(35,271)		(44,468)		—		(79,775)
Transfer in (out)		53,238		283,937		2,489,138		28,024		(2,899,197)		(44,860)
Transfer from (to) investment properties		6,792		(8,848)		—		—		—		(2,056)
Scope change		56		494		225		43		—		818
Others		(11,040)		2,175		68,921		1,398		(16,899)		44,555

Ending, net	~~W~~	1,334,627	~~W~~	2,038,022	~~W~~	9,314,983	~~W~~	205,652	~~W~~	1,042,835	~~W~~	14,206,119

Acquisition cost	~~W~~	1,334,759	~~W~~	4,402,691	~~W~~	39,182,265	~~W~~	1,619,822	~~W~~	1,046,795	~~W~~	47,586,332
Less: Accumulated depreciation (including accumulated impairment loss and others)		(132)		(2,094,669)		(29,867,282)		(1,414,170)		(3,960)		(33,380,213)

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

	2019
(in millions of Korean won)	Land		Buildings and structures		Machinery and equipment		Others		Construction- in-progress		Total
Acquisition cost	~~W~~	1,281,319	~~W~~	3,873,074	~~W~~	36,327,007	~~W~~	1,981,646	~~W~~	826,583	~~W~~	44,289,629
Less: Accumulated depreciation (including accumulated impairment loss and others)		(132)		(1,865,389)		(27,851,991)		(1,503,265)		(595)		(31,221,372)

Beginning, net		1,281,187		2,007,685		8,475,016		478,381		825,988		13,068,257
Changes in accounting policy[1]		—		(149)		(12,947)		(196,932)		—		(210,028)
Acquisition and capital expenditure		338		4,523		205,359		64,072		3,419,136		3,693,428
Disposal and termination		(1,352)		(4,213)		(76,457)		(4,109)		(1,362)		(87,493)
Depreciation		—		(134,350)		(2,278,286)		(89,940)		—		(2,502,576)
Impairment (recovery of impairment)		—		(32)		(41,450)		(1,751)		(27)		(43,260)
Transfer in (out)		126,066		270,980		2,742,671		16,218		(3,217,044)		(61,109)
Transfer from (to) investment properties		(33,254)		(8,081)		—		—		—		(41,335)
		(89,330)		(1,121)		—		—		—		(90,451)
Others		(21,474)		26,822		79,345		1,596		(26,423)		59,866

Ending, net	~~W~~	1,262,181	~~W~~	2,162,064	~~W~~	9,093,251	~~W~~	267,535	~~W~~	1,000,268	~~W~~	13,785,299

Acquisition cost	~~W~~	1,262,313	~~W~~	4,125,229	~~W~~	37,654,635	~~W~~	1,612,108	~~W~~	1,001,171	~~W~~	45,655,456
Less: Accumulated depreciation (including accumulated impairment loss and others)		(132)		(1,963,165)		(28,561,384)		(1,344,573)		(903)		(31,870,157)

[1]	With the application of Korean IFRS 1116, the assets were reclassified from property and equipment to right-of-use assets.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

Details of property and equipment provided as collateral as at December 31, 2020 and 2019, are as follows:

	December 31, 2020
(in millions of Korean won)	Carrying amount		Secured amount		Related line item	Related amount		Secured party
Land and Buildings	~~W~~	11,644	~~W~~	15,502	Borrowings	~~W~~	3,072	Industrial Bank of Korea, Korea Development Bank
	4,142		249		Deposits	249		K Bank, Inc

	December 31, 2019
(in millions of Korean won)	Carrying amount		Secured amount		Related line item	Related amount		Secured party
Land and Buildings	~~W~~	17,097	~~W~~	18,705	Borrowings	~~W~~	4,347	Industrial Bank of Korea, Korea Development Bank, K Bank, Inc
Others		45,851		41,681	Borrowings		3,473	Shinhan Bank

The borrowing costs capitalized for qualifying assets amount to ~~W~~ 8,452 million (2019: ~~W~~ 6,360 million) in 2020. The interest rate applied to calculate the capitalized borrowing costs in 2020 is 2.36% (2019: 2.63%).

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

12.	Investment Properties

Changes in investment properties for the years ended December 31, 2020 and 2019, are as follows:

	2020
(in millions of Korean won)	Land		Buildings		Construction- in-progress		Total
Acquisition cost	~~W~~	555,164	~~W~~	1,323,518	~~W~~	1,902	~~W~~	1,880,584
Less: Accumulated depreciation		(1,568)		(491,586)		—		(493,154)

Beginning, net		553,596		831,932		1,902		1,387,430

Acquisition		11,723		7,096		34,243		53,062
Disposal		(1,536)		(243)		—		(1,779)
Depreciation		—		(64,531)		—		(64,531)
Transfer from property and equipment		(6,792)		8,848		—		2,056
Transfer and others		(18,656)		469		10,402		(7,785)

Ending, net	~~W~~	538,335	~~W~~	783,571	~~W~~	46,547	~~W~~	1,368,453

Acquisition cost	~~W~~	539,903	~~W~~	1,341,326	~~W~~	46,547	~~W~~	1,927,776
Less: Accumulated depreciation		(1,568)		(557,755)		—		(559,323)

	2019
(in millions of Korean won)	Land		Buildings		Construction- in-progress		Total
Acquisition cost	~~W~~	350,417	~~W~~	1,168,379	~~W~~	121	~~W~~	1,518,917
Less: Accumulated depreciation		(1,569)		(426,264)		—		(427,833)

Beginning, net		348,848		742,115		121		1,091,084

Changes in accounting policy [1]		—		46,666		—		46,666
Acquisition		148,511		103,774		1,781		254,066
Disposal		(285)		(1,408)		—		(1,693)
Depreciation		—		(65,178)		—		(65,178)
Transfer from property and equipment		33,254		8,081		—		41,335
Transfer and others		23,268		(2,118)		—		21,150

Ending, net	~~W~~	553,596	~~W~~	831,932	~~W~~	1,902	~~W~~	1,387,430

Acquisition cost	~~W~~	555,164	~~W~~	1,323,518	~~W~~	1,902	~~W~~	1,880,584
Less: Accumulated depreciation		(1,568)		(491,586)		—		(493,154)

[1]	With the application of Korean IFRS 1116, right-of-use-assets were partially reclassified to investment properties.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

The fair value of the Group’s investment properties is ~~W~~ 2,645,482 million as at December 31, 2020 (December 31, 2019: ~~W~~ 2,304,583 million). The fair value of investment properties is estimated based on the expected cash flow.

Rental income from investment properties is ~~W~~ 203,763 million in 2020 (2019: ~~W~~ 198,636 million) and direct operating expenses (including repairs and maintenance) arising from investment properties that generated rental income during the period are recognized as operating expenses.

As at December 31, 2020, the Group (Lessor) has entered into a non-cancellable operating lease contract relating to real estate lease. The future minimum lease fee under this contract is ~~W~~ 50,769 million for one year or less, ~~W~~ 92,728 million for more than one year and less than five years, ~~W~~ 78,435 million for over five years, and ~~W~~ 221,932 million in total.

Details of investment properties provided as collateral as at December 31, 2020 and 2019, are as follows:

	December 31, 2020
(in millions of Korean won)	Carrying amount		Secured amount		Related account	Related amount
Land and buildings	~~W~~	790,414	~~W~~	62,968	Deposits	~~W~~	56,247
Land and buildings		2,861		3,434	Borrowings		2,928

	December 31, 2019
(in millions of Korean won)	Carrying amount		Secured amount		Related account	Related amount
Land and buildings	~~W~~	854,874	~~W~~	62,896	Deposits	~~W~~	56,831
Land and buildings		1,915		3,044	Borrowings		1,903

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

13.	Intangible Assets

Changes in intangible assets for the years ended December 31, 2020 and 2019, are as follows:

	2020
(in millions of Korean won)	Goodwill		Development costs		Software		Frequency usage rights		Others		Total
Acquisition cost	~~W~~	541,596	~~W~~	1,661,372	~~W~~	978,139	~~W~~	3,622,327	~~W~~	1,193,048	~~W~~	7,996,482
Less: Accumulated amortization (including accumulated impairment loss and others)		(306,026)		(1,388,738)		(840,758)		(1,868,386)		(758,537)		(5,162,445)

Beginning, net		235,570		272,634		137,381		1,753,941		434,511		2,834,037

Acquisition and capital expenditure		—		26,990		37,077		—		101,563		165,630
Disposal and termination		—		(1,849)		(105)		—		(11,866)		(13,820)
Amortization		—		(104,938)		(54,191)		(399,348)		(69,677)		(628,154)
Impairment[1]		—		—		(1,776)		(193,194)		(16,667)		(211,637)
Scope change		—		575		77		—		3,690		4,342
Others		(5,485)		87,587		27,537		(736)		(98,043)		10,860

Ending, net	~~W~~	230,085	~~W~~	280,999	~~W~~	146,000	~~W~~	1,160,663	~~W~~	343,511	~~W~~	2,161,258

Acquisition cost	~~W~~	536,093	~~W~~	1,767,422	~~W~~	1,053,980	~~W~~	3,373,095	~~W~~	1,167,735	~~W~~	7,898,325
Less: Accumulated amortization (including accumulated impairment loss and others)		(306,008)		(1,486,423)		(907,980)		(2,212,432)		(824,224)		(5,737,067)

[1]	For the year ended December 31, 2020, an impairment loss of ~~W~~ 190,929 million was recognized.

	2019
(in millions of Korean won)	Goodwill		Development costs		Software		Frequency usage rights		Others		Total
Acquisition cost	~~W~~	542,074	~~W~~	1,680,372	~~W~~	947,312	~~W~~	3,641,231	~~W~~	1,253,281	~~W~~	8,064,270
Less: Accumulated amortization (including accumulated impairment loss and others)		(306,016)		(1,345,262)		(781,368)		(1,484,731)		(739,769)		(4,657,146)

Beginning, net		236,058		335,110		165,944		2,156,500		513,512		3,407,124

Changes in accounting policy [1]		—		—		—		—		(26,207)		(26,207)
Acquisition and capital expenditure		—		47,903		30,965		—		99,826		178,694
Disposal and termination		—		(3,019)		(1,267)		(284)		(11,109)		(15,679)
Amortization		—		(115,839)		(68,222)		(399,382)		(77,262)		(660,705)
Impairment		(605)		(1,333)		(1,807)		(3,035)		(55,118)		(61,898)
Others		117		9,812		11,768		142		(9,131)		12,708

Ending, net	~~W~~	235,570	~~W~~	272,634	~~W~~	137,381	~~W~~	1,753,941	~~W~~	434,511	~~W~~	2,834,037

Acquisition cost	~~W~~	541,596	~~W~~	1,661,372	~~W~~	978,139	~~W~~	3,622,327	~~W~~	1,193,048	~~W~~	7,996,482
Less: Accumulated amortization (including accumulated impairment loss and others)		(306,026)		(1,388,738)		(840,758)		(1,868,386)		(758,537)		(5,162,445)

[1]	With the application of Korean IFRS 1116, intangible assets were reclassified to right-of-use assets.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

The carrying amount of membership rights with an indefinite useful life not subject to amortization, except for goodwill, is ~~W~~ 221,099 million as at December 31, 2020 (December 31, 2019: ~~W~~ 203,240 million).

The Group recognized an impairment loss of ~~W~~ 190,929 million as the carrying amount of the 28GHz frequency usage right for the Controlling Company’s wireless business (acquisition cost: ~~W~~ 201,461 million) exceeded the recoverable amount during the current period, and was recognized as other expenses in the consolidated statement of profit or loss. The recoverable amount was calculated based on the value of use. Value of use was calculated by discounting the future cashflow that considers the remaining useful life (3 years) of frequency usage rights.

In relation to KT Skylife TV Co., Ltd., the Group recognized impairment loss of ~~W~~ 38,519 million as the carrying amount of cash-generating units exceeded its recoverable amount, and recognized other expenses in the consolidated statement of profit or loss during the prior period. The recoverable amount is based on fair value less value in use or disposal costs, and the discount rate applied in computing the recoverable amount is 7.3%. During the current year, KT Skylife Co., Ltd. did not recognize an impairment loss for indefinite useful life intangible assets.

Goodwill is allocated to the Group’s cash-generating unit which is identified by operating segments. As at December 31, 2020, goodwill allocated to each cash-generation unit is as follows:

(in millions of Korean won)
Operating Segment Cash Generating Unit	Amount
ICT
Telecom Wireless business [1]	~~W~~	65,057
Finance
BC Card Co., Ltd. [1]		41,234
Others
GENIE Music Corporation (KT Music Corporation) [1]		50,214
PlayD Co., Ltd. (N SEARCH MARKETING Corporation) [1]		42,745
KT Telecop Co., Ltd. [1]		15,418
KT MOS Bukbu Co., Ltd and others		15,417

Total	~~W~~	230,085

[1]

The recoverable amounts of telecom wireless business, BC Card Co., Ltd. and PlayD Co., Ltd. (N SEARCH MARKETING Corporation), KT Telecop Co., Ltd. are calculated based on value-in use calculations. The recoverable amounts of GENIE Music Corporation (KT Music Corporation) are calculated based on fair value less costs to sell. These calculations use pre-tax cash flow projections for approximately five years based on financial budgets. Cash flow that exceeds the period of financial budgets is projected by expected growth rate. This growth rate does not exceed the long-term average growth rate of the industry which the cash-generate unit belongs in. The Group estimated its revenue growth rate based on past performance and its expectation of future market changes. The Group determined cash flow projections based on past performance and its estimation of market growth. Specific risk of related operating segment is reflected in discount rate.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

14.	Investments in Associates and Joint Ventures

Details of associates as at December 31, 2020 and 2019, are as follows:

	Percentage of ownership (%)		Location	Closing month
	December 31, 2020	December 31, 2019
Korea Information & Technology Fund	33.3%	33.3%	Korea	December
KT-IBKC Future Investment Fund 1 [1]	50.0%	50.0%	Korea	December
KT-CKP New Media Investment Fund	—	49.70%	Korea	December
K Bank Inc.	34.0%	10.0%	Korea	December
Hyundai Robotics Co., Ltd. [2]	10.0%	—	Korea	December

[1]

At the end of the reporting period, although the Group has 50% ownership, the equity method of accounting has been applied as the Group, which is a limited partner of the investment fund, cannot participate in determining the operating and financial policies.

[2]

At the end of the reporting period, although the Group has less than 20% ownership in ordinary share, this entity is included in investments in associates as the Group has a significant influence in determining the operating and financial policies.

Changes in investments in associates and joint ventures for the years ended December 31, 2020 and 2019, are as follows:

	2020
(in millions of Korean won)	Beginning		Acquisition (Disposal)		Share of net profit (loss) from associates and joint ventures [1]		Others		Ending
Korea Information & Technology Fund	~~W~~	163,975	~~W~~	—	~~W~~	12,205	~~W~~	(6,025)	~~W~~	170,155
KT-IBKC Future Investment Fund 1		14,100		—		2,090		—		16,190
KT-CKP New Media Investment Fund		134		(134)		—		—		—
K Bank Inc.		45,158		195,011		(30,209)		(1,688)		208,272
Hyundai Robotics Co., Ltd.		—		50,000		(64)		1,000		50,936
Others[1]		44,293		28,400		34,298		5,337		112,328

	~~W~~	267,660	~~W~~	273,277	~~W~~	18,320	~~W~~	(1,376)	~~W~~	557,881

	2019
(in millions of Korean won)	Beginning		Acquisition (Disposal)		Share of net profit (loss) from associates and joint ventures [1]		Others		Ending
Korea Information & Technology Fund	~~W~~	148,255	~~W~~	—	~~W~~	17,956	~~W~~	(2,236)	~~W~~	163,975
KT-SB Venture Investment Fund		4,470		(4,470)		—		—		—
KT-IBKC Future Investment Fund 1		9,961		3,750		389		—		14,100
KT-CKP New Media Investment Fund		281		(174)		27		—		134
K Bank Inc.		52,655		21,782		(28,865)		(414)		45,158
Others[1]		56,785		(7,867)		7,241		(11,866)		44,293

	~~W~~	272,407	~~W~~	13,021	~~W~~	(3,252)	~~W~~	(14,516)	~~W~~	267,660

[1]

KT investment Co., Ltd., a subsidiary of the Group, recognized its share in net profit from associates and joint ventures as operating revenue and expense. These include its share in net gain from associates and joint ventures of ~~W~~ 279 million (2019: net of loss ~~W~~ 52 million) recognized as operating expense during the period.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

Summarized financial information of associates and joint ventures as at and for the years ended December 31, 2020 and 2019, is as follows:

	December 31, 2020
(in millions of Korean won)	Current assets		Non-current assets		Current liabilities		Non-current liabilities
Korea Information & Technology Fund	~~W~~	107,652	~~W~~	402,812	~~W~~	—	~~W~~	—
KT-IBKC Future Investment Fund 1		32,379		—		—		—
K Bank Inc.		4,255,620		74,193		3,752,838		88,155
Hyundai Robotics Co., Ltd.		315,886		125,619		80,615		59,324

	December 31, 2019
(in millions of Korean won)	Current assets		Non-current assets		Current liabilities		Non-current liabilities
Korea Information & Technology Fund	~~W~~	113,233	~~W~~	378,691	~~W~~	—	~~W~~	—
KT-IBKC Future Investment Fund 1		28,200		—		—		—
KT-CKP New Media Investment Fund		3		267		—		—
K Bank Inc.		2,480,065		78,566		2,350,375		3,784

	2020
(In millions of Korean won)	Operating revenue		Profit (loss) for the year		Other comprehensive income (loss)		Total comprehensive income (loss)		Dividends received from associates
Korea Information & Technology Fund	~~W~~	52,330	~~W~~	36,615	~~W~~	9,647	~~W~~	46,262	~~W~~	9,241
KT-IBKC Future Investment Fund 1		6,551		4,179		—		4,179		—
K Bank Inc.		80,197		(105,374)		(1,126)		(106,500)		—
Hyundai Robotics Co., Ltd.		195,311		(642)		11,573		10,931)		—

	2019
(In millions of Korean won)	Operating revenue		Profit (loss) for the year		Other comprehensive income (loss)		Total comprehensive income (loss)		Dividends received from associates
Korea Information & Technology Fund	~~W~~	70,565	~~W~~	53,867	~~W~~	6,132	~~W~~	59,999	~~W~~	4,280
KT-IBKC Future Investment Fund 1		1,694		779		—		779		—
KT-CKP New Media Investment Fund		56		55		—		55		—
K Bank Inc.		92,712		(100,773)		(23)		(100,796)		—

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

Details of a reconciliation of the summarized financial information to the carrying amount of interests in the associates and joint ventures as at and for the years end December 31, 2020 and 2019, are as follows:

	2020
(in millions of Korean won)	Net assets (a)		Percentage of ownership (b)	Share in net assets (c)=(a)x(b)		Intercompany transaction and others (d)		Book amount (c)+(d)
Korea Information & Technology Fund	~~W~~	510,464	33.30%	~~W~~	170,155	~~W~~	—	~~W~~	170,155
KT-IBKC Future Investment Fund 1		32,379	50.00%		16,190		—		16,190
K Bank Inc.		488,819	34.00%		166,198		42,074		208,272
Hyundai Robotics Co., Ltd.		301,566	10.00%		30,157		20,779		50,936

	2019
(in millions of Korean won)	Net assets (a)		Percentage of ownership (b)	Share in net assets (c)=(a)x(b)		Intercompany transaction and others (d)		Book amount (c)+(d)
Korea Information & Technology Fund	~~W~~	491,924	33.30%	~~W~~	163,975	~~W~~	—	~~W~~	163,975
KT-IBKC Future Investment Fund 1		28,200	50.00%		14,100		—		14,100
KT-CKP New Media Investment Fund		270	49.70%		134		—		134
K Bank Inc.[1]		204,472	10.00%		45,158		—		45,158

[1]	12.1% of non-voting convertible stock are excluded from percentage of ownership for K Bank Inc.

Due to discontinuance of equity method of accounting, the Group has not recognized loss from associates and joint ventures of ~~W~~ 992 million for the year ended December 31, 2020 (2019: ~~W~~ 6,124 million). The accumulated comprehensive loss of associates and joint ventures as at December 31, 2020, which was not recognized by the Group is ~~W~~ 8,228 million (December 31, 2019: ~~W~~ 12,599 million).

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

15.	Trade and Other Payables

Details of trade and other payables as at December 31, 2020 and 2019, are as follows:

(in millions of Korean won)	December 31, 2020		December 31, 2019
Current liabilities
Trade payables	~~W~~	1,239,717	~~W~~	1,304,795
Other payables		4,970,382		6,292,683

Total	~~W~~	6,210,099	~~W~~	7,597,478

Non-current liabilities
Trade payables	~~W~~	1,528	~~W~~	1,733
Other payables		806,012		1,080,486

Total	~~W~~	807,540	~~W~~	1,082,219

Details of other payables as at December 31, 2020 and 2019, are as follows:

(in millions of Korean won)	December 31, 2020		December 31, 2019
Non-trade payables [1]	~~W~~	3,841,227	~~W~~	5,275,224
Accrued expenses		933,978		987,624
Operating deposits		803,904		910,045
Others		197,285		200,276
Less: non-current		(806,012)		(1,080,486)

Current	~~W~~	4,970,382	~~W~~	6,292,683

[1]	Settlement payables of BC Card Co., Ltd., a subsidiary of the Group, of ~~W~~ 1,007,171 million related to credit card transactions are included as at December 31, 2020 (2019: ~~W~~ 1,824,068 million).

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

16.	Borrowings

Details of borrowings as at December 31, 2020 and 2019, are as follows:

Bonds

(in millions of Korean won and foreign currencies in thousands)			December 31, 2020		December 31, 2019
Type	Maturity	Annual interest rates	Foreign currency	Korean won	Foreign currency	Korean won
MTNP notes [1]	Sep. 7, 2034	6.500%	USD 100,000	108,800	USD 100,000	~~W~~	115,780
MTNP notes	Jul. 18, 2026	2.500%	USD 400,000	435,200	USD 400,000		463,120
MTNP notes	Aug. 7, 2022	2.625%	USD 400,000	435,200	USD 400,000		463,120
FR notes [2]	Aug. 23, 2020	—	—	—	USD 200,000		231,560
FR notes [2]	Aug. 23, 2023	LIBOR(3M)+0.90%	USD 100,000	108,800	USD 100,000		115,780
MTNP notes	Jul. 6, 2020	—	—	—	JPY 4,000,000		42,539
MTNP notes	Jul. 6, 2021	0.380%	JPY 16,000,000	168,682	JPY 16,000,000		170,155
MTNP notes	Nov. 13, 2020	—	—	—	JPY 30,000,000		319,041
MTNP notes	Jul. 19, 2022	0.220%	JPY 29,600,000	312,061	JPY 29,600,000		314,787
MTNP notes	Jul. 19, 2024	0.330%	JPY 400,000	4,217	JPY 400,000		4,254
FR notes [2]	Nov. 1, 2024	LIBOR(3M)+0.98%	USD 350,000	380,800	USD 350,000		405,230
FR notes [2]	Jun. 19, 2023	SOR(6M)+0.5%	SGD 284,000	233,510	—		—
MTNP notes	Sep. 1, 2025	1.000%	USD 400,000	435,200	—		—
The 180-2nd Public bond	Apr. 26, 2021	4.710%	—	380,000	—		380,000
The 181-3rd Public bond	Aug. 26, 2021	4.090%	—	250,000	—		250,000
The 182-2nd Public bond	Oct. 28, 2021	4.310%	—	100,000	—		100,000
The 183-2nd Public bond	Dec. 22, 2021	4.090%	—	90,000	—		90,000
The 183-3rd Public bond	Dec. 22, 2031	4.270%	—	160,000	—		160,000
The 184-2nd Public bond	Apr. 10, 2023	2.950%	—	190,000	—		190,000
The 184-3rd Public bond	Apr. 10, 2033	3.170%	—	100,000	—		100,000
The 185-2nd Public bond	Sep. 16, 2020	—	—	—	—		300,000
The 186-3rd Public bond	Jun. 26, 2024	3.418%	—	110,000	—		110,000
The 186-4th Public bond	Jun. 26, 2034	3.695%	—	100,000	—		100,000
The 187-3rd Public bond	Sep. 2, 2024	3.314%	—	170,000	—		170,000
The 187-4th Public bond	Sep. 2, 2034	3.546%	—	100,000	—		100,000
The 188-1st Public bond	Jan. 29, 2020	—	—	—	—		160,000
The 188-2nd Public bond	Jan. 29, 2025	2.454%	—	240,000	—		240,000
The 188-3rd Public bond	Jan. 29, 2035	2.706%	—	50,000	—		50,000
The 189-2nd Public bond	Jan. 28, 2021	1.946%	—	130,000	—		130,000
The 189-3rd Public bond	Jan. 28, 2026	2.203%	—	100,000	—		100,000
The 189-4rd Public bond	Jan. 28, 2036	2.351%	—	70,000	—		70,000
The 190-1st Public bond	Jan. 29, 2021	2.548%	—	110,000	—		110,000
The 190-2nd Public bond	Jan. 30, 2023	2.749%	—	150,000	—		150,000
The 190-3rd Public bond	Jan. 30, 2028	2.947%	—	170,000	—		170,000
The 190-4th Public bond	Jan. 30, 2038	2.931%	—	70,000	—		70,000
The 191-1st Public bond	Jan. 14, 2022	2.048%	—	220,000	—		220,000
The 191-2nd Public bond	Jan. 15, 2024	2.088%	—	80,000	—		80,000

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

(in millions of Korean won and foreign currencies in thousands)			December 31, 2020			December 31, 2019
Type	Maturity	Annual interest rates	Foreign currency	Korean won		Foreign currency	Korean won
The 191-3rd Public bond	Jan. 15, 2029	2.160%	—		110,000	—		110,000
The 191-4th Public bond	Jan. 14, 2039	2.213%	—		90,000	—		90,000
The 192-1st Public bond	Oct. 11, 2022	1.550%	—		340,000	—		340,000
The 192-2nd Public bond	Oct. 11, 2024	1.578%	—		100,000	—		100,000
The 192-3rd Public bond	Oct. 11, 2029	1.622%	—		50,000	—		50,000
The 192-4th Public bond	Oct. 11, 2039	1.674%	—		110,000	—		110,000
The 193-1st Public bond	Jun. 16, 2023	1.174%	—		150,000	—		—
The 193-2nd Public bond	Jun. 17, 2025	1.434%	—		70,000	—		—
The 193-3rd Public bond	Jun. 17, 2030	1.608%	—		20,000	—		—
The 193-4th Public bond	Jun. 15, 2040	1.713%	—		60,000	—		—
The 148th Won-denominated unsecured bond	Jun. 23, 2023	1.513%	—		100,000	—		—

Subtotal					6,962,470			7,045,366
Less: Current portion					(1,228,283)			(1,052,032)
Discount on bonds					(19,847)			(20,780)

Total				~~W~~	5,714,340		~~W~~	5,972,554

[1]

As at December 31, 2020, the Group has outstanding notes in the amount of USD 2,000 million with fixed interest rates under Medium Term Note Program (“MTNP”) registered in the Singapore Stock Exchange, which allowed issuance of notes of up to USD 100 million. However, the MTNP has been terminated since 2007.

[2]	The Libor (3M) and SOR (6M) is approximately 0.238% and 0.185%, respectively as at December 31, 2020.

Convertible bonds

(in millions of Korean won)
Type	Issuance Date	Maturity	Annual interest Rate	December 31, 2020		December 31, 2019
The 1st CB(Private) [1,2]	Jun. 5, 2020	Jun. 5, 2025	0.000%	~~W~~	8,000	~~W~~	—
Redemption premium					2,267		—
Bond discount issuance					(4,644)		—

	Subtotal				5,623		—
Current portion					—		—

				~~W~~	5,623	~~W~~	—

[1]	Common shares of Storywiz are subject to conversion (appraisal period: June 5, 2021~ May 4, 2025).
[2]	Nominal interest rate and maturity yield is approximately 0% and 5% and will be settled on maturity

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

Short-term borrowings

(in millions of Korean won)
Type	Financial institution	Annual interest rates	December 31, 2020		December 31, 2019
Operational	NongHyup Bank	1.740%~2.360%	~~W~~	40,189	~~W~~	15,000
	Shinhan Bank	2.460%~2.960%		22,500		57,500
	Shinhan Bank	CD91+1.431%		10,000		—
	Woori Bank	3.570%		1,900		—
	Korea Development Bank	3.340%		10,000		10,000
	Soohyup Bank	—		—		1,000
	Industrial Bank of Korea	1.740%		200		—
	Hana Bank	4.200%		11,000		—

			~~W~~	95,789	~~W~~	83,500

Long-term borrowings

(in millions of Korean won and thousands of foreign currencies)			December 31, 2020			December 31, 2019
Financial institution	Type	Annual interest rates	Foreign currency	Korean won		Foreign currency	Korean won
Export-Import Bank of Korea	Inter-Korean Cooperation Fund [1]	1.500%	—	~~W~~	2,961	—	~~W~~	3,454
Industrial Bank of Korea	General loans	2.980%	—		6,000	—		6,000
Shinhan Bank	General loans	1.940%	—		5,000	—		5,000
	Facility loans [2]	LIBOR(3M)+1.340%	USD 25,918		28,199	USD 25,918		30,008
	General loans [2]	LIBOR(3M)+1.650%	USD 8,910		9,694	USD 3,000		3,473
	General loans [2]	LIBOR(3M)+2.130%	USD 25,000		27,200	—		—
CA-CIB	Long-term CP	1.260%	—		100,000	—		—
NongHyup Bank	Facility loans	2.000%	—		54	—		79
Korea Development Bank	General loans	3.020%	—		10,000	—		10,000
	General loans	3.310%	—		30,000	—		30,000
Others	Kookmin Bank and other [2]	LIBOR(3M)+1.850%	USD 48,855		53,155	USD 87,940		101,816
		—	—		—	—		950

Subtotal					272,263			190,780
Less: Current portion					(94,042)			(50,192)

				~~W~~	178,221		~~W~~	140,588

[1]	The above Inter-Korean Cooperation Fund is repayable in installments over 13 years after a seven-year grace period.
[2]	LIBOR (3M) is approximately 0.238% as at December 31, 2020.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

Repayment schedule of the Group’s debentures and borrowings including the portion of current liabilities as at December 31, 2020, is as follows:

(in millions of Korean won)
	Bonds						Borrowings						Total
	In local currency		In foreign currency		Sub- total		In local currency		In foreign currency		Sub- total
Jan. 1, 2021~Dec. 31, 2021	~~W~~	1,060,000	~~W~~	168,682	~~W~~	1,228,682	~~W~~	147,307	~~W~~	42,524	~~W~~	189,831	~~W~~	1,418,513
Jan. 1, 2022~Dec. 31, 2022		560,000		747,261		1,307,261		518		38,830		39,348		1,346,609
Jan. 1, 2021~Dec. 31, 2023		590,000		342,310		932,310		100,500		36,894		137,394		1,069,704
Jan. 1, 2024~Dec. 31, 2024		460,000		385,017		845,017		493		—		493		845,510
After Jan. 1, 2025		1,678,000		979,200		2,657,200		986		—		986		2,658,186

Total	~~W~~	4,348,000	~~W~~	2,622,470	~~W~~	6,970,470	~~W~~	249,804	~~W~~	118,248	~~W~~	368,052	~~W~~	7,338,522

17.	Provisions

Changes in provisions for the years ended December 31, 2020 and 2019, are as follows:

	2020
(in millions of Korean won)	Litigation		Restoration cost		Others		Total
Beginning balance	~~W~~	64,241	~~W~~	113,289	~~W~~	76,631	~~W~~	254,161
Increase (transfer)		17,064		(1,933)		17,873		33,004
Usage		(3,948)		(2,990)		(2,265)		(9,203)
Reversal		(857)		(3,023)		(23,212)		(27,092)
Scope change		—		424		898		1,322

Ending balance	~~W~~	76,500	~~W~~	105,767	~~W~~	69,925	~~W~~	252,192

Current	~~W~~	76,500	~~W~~	22,343	~~W~~	67,147	~~W~~	165,990
Non-current		—		83,424		2,778		86,202

	2019
(in millions of Korean won)	Litigation		Restoration cost		Others		Total
Beginning balance	~~W~~	58,760	~~W~~	118,828	~~W~~	97,868	~~W~~	275,456
Increase (transfer)		42,684		6,591		23,748		73,023
Usage		(35,640)		(5,394)		(15,851)		(56,885)
Reversal		(1,563)		(6,736)		(29,134)		(37,433)

Ending balance	~~W~~	64,241	~~W~~	113,289	~~W~~	76,631	~~W~~	254,161

Current	~~W~~	64,241	~~W~~	37,906	~~W~~	73,465	~~W~~	175,612
Non-current		—		75,383		3,166		78,549

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

18.	Net Defined Benefit Liabilities

The amounts recognized in the statements of financial position as at December 31, 2020 and 2019, are determined as follows:

(in millions of Korean won)	December 31, 2020		December 31, 2019
Present value of defined benefit obligations	~~W~~	2,556,712	~~W~~	2,427,351
Fair value of plan assets		(2,189,375)		(2,069,710)

Liabilities	~~W~~	378,087	~~W~~	365,663

Assets	~~W~~	10,750	~~W~~	8,022

Changes in the defined benefit obligations for the years ended December 31, 2020 and 2019, are as follows:

(in millions of Korean won)	2020		2019
Beginning	~~W~~	2,427,351	~~W~~	2,201,876
Current service cost		248,047		243,598
Interest expense		45,083		47,403
Benefit paid		(258,866)		(100,663)
Changes due to settlements of plan		1,075		910
Remeasurements:
Actuarial gains and losses arising from changes in demographic assumptions		5,191		39
Actuarial gains and losses arising from changes in financial assumptions		17,077		11,773
Actuarial gains and losses arising from experience adjustments		57,703		19,465
Changes in scope of consolidation, etc.		14,051		2,950

Ending	~~W~~	2,556,712	~~W~~	2,427,351

Changes in the fair value of plan assets for the years ended December 31, 2020 and 2019, are as follows:

(in millions of Korean won)	2020		2019
Beginning	~~W~~	2,069,710	~~W~~	1,643,046
Interest income		38,590		35,386
Remeasurements:
Return on plan assets (excluding amounts included in interest income)		2,589		(2,537)
Benefits paid		(213,953)		(87,119)
Employer contributions		284,243		476,916
Changes in scope of consolidation, etc.		8,196		4,018

Ending	~~W~~	2,189,375	~~W~~	2,069,710

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

Amounts recognized in the consolidated statement of profit or loss for the years ended December 31, 2020 and 2019, are as follows:

(in millions of Korean won)	2020		2019
Current service cost	~~W~~	248,047	~~W~~	243,598
Net interest cost		6,494		12,017
Past service cost		1,075		910
Transfer out		(16,514)		(16,215)

Total expenses	~~W~~	239,102	~~W~~	240,310

Principal actuarial assumptions used are as follows:

	December 31, 2020	December 31, 2019
Discount rate	1.93%	1.97%
Future salary increase	4.88%	4.92%

The sensitivity of the defined benefit obligations as at December 31, 2020, to changes in the principal assumptions is:

(in percentage, in millions of Korean won)	Effect on defined benefit obligation
	Changes in assumption	Increase in assumption		Decrease in assumption
Discount rate	0.5% point	~~W~~	(86,288)	~~W~~	93,254
Salary growth rate	0.5% point		85,344		(79,970)

A decrease in corporate bond yields will increase plan liabilities, although this will be partially offset by an increase in the value of the plans’ bond holdings.

The above sensitivity analyses are based on an assumption while holding all other assumptions constant. In practice, this is unlikely to occur, and changes in some of the assumptions may be correlated. The sensitivity of the defined benefit obligation to changes in principal actuarial assumptions is calculated using the projected unit credit method, the same method applied when calculating the defined benefit obligations recognized on the statement of financial position.

The Group actively monitors how the duration and the expected yield of the investments match the expected cash outflows arising from the pension obligations. Expected contributions to post-employment benefit plans for the year ending December 31, 2020, are ~~W~~ 355,481 million.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

The expected maturity analysis of undiscounted pension benefits as at December 31, 2020, is as follows:

(in millions of Korean won)	Less than 1 year		Between 1-2 years		Between 2-5 years		Over 5 years		Total
Pension benefits	~~W~~	232,550	~~W~~	271,366	~~W~~	794,840	~~W~~	2,284,517	~~W~~	3,583,273

The weighted average duration of the defined benefit obligations is 6.7 years.

19.	Defined Contribution Plan

Recognized expense related to the defined contribution plan for the year ended December 31, 2020, is ~~W~~ 61,912 million (2019: ~~W~~ 57,170 million).

20.	Commitments and Contingencies

As at December 31, 2020, major commitments with local financial institutions are as follows:

(in millions of Korean won and foreign currencies in thousands)	Financial institution	Currency	Limit	Used amount
Bank overdraft	Kookmin Bank and others	KRW	1,502,000	—
Inter-Korean Cooperation Fund	Export-Import Bank of Korea	KRW	37,700	2,714
Insurance for Economic Cooperation project	Export-Import Bank of Korea	KRW	3,240	1,732
Collateralized loan on electronic accounts receivable-trade	Kookmin Bank and others	KRW	522,849	23,475
Plus electronic notes payable	Industrial Bank of Korea	KRW	50,000	331
Loans for working capital	Korea Development Bank and others	KRW	243,593	152,243
Facility loans	Shinhan Bank and others	KRW	100,123	55
	Kookmin Bank and others	USD	212,000	48,855
Derivatives transaction limit	Korea Development Bank	KRW	100,000	22,027
	Woori Bank and others	USD	69,054	44,616

Total		KRW	2,559,505	202,577
		USD	281,054	93,471

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

As at December 31, 2020, guarantees received from financial institutions are as follows:

(in millions of Korean won and foreign currencies in thousands)	Financial institution	Currency	Limit
Performance guarantee	Seoul Guarantee Insurance and others	KRW	208,386
		USD	8,569
Guarantee for import letters of credit	Industrial Bank of Korea and others	USD	5,000
Guarantee for payment in won currency	Shinhan Bank and others	KRW	70,962
Refund guarantee for advances received	Korea Development Bank	USD	8,536
Guarantee for payment in foreign currency	KEB Hana Bank and others	USD	40,840
Comprehensive credit line	KEB Hana Bank and others	KRW	41,100
		USD	8,700
Bid guarantee	KEB Hana Bank	USD	400
Bid guarantee	Korea Software Financial Cooperative and others	KRW	80,246
Performance guarantee / warranty guarantee		KRW	393,019
Guarantee for advance payments/others		KRW	388,656
Warranty guarantee	Seoul Guarantee Insurance	KRW	1,305
Performance guarantee		KRW	9,690
Guarantees for licensing		KRW	7,748
Guarantees for depositions		KRW	3,792
Merchant business guarantee insurance		KRW	237
Total		KRW	1,205,141
		USD	72,045

As at December 31, 2020, guarantees provided by the Group to a third party, are as follows:

(in millions of Korean won)
	Subject to payment guarantees	Creditor	Limit	Used amount	Period
KT Engineering (KT ENGCORE Co., Ltd.) [1]	Gasan Solar Power Plant Inc.	Shinhan Bank	4,700	1,371	Jan. 08, 2025
KT Engineering (KT ENGCORE Co., Ltd.) [1]	SPP Inc.	Suhyup Bank	3,250	932	Feb. 16, 2024
KT Engineering (KT ENGCORE Co., Ltd.) [1]	Korea Cell Inc.	Suhyup Bank	3,250	880	Feb. 16, 2024
KT Engineering (KT ENGCORE Co., Ltd.) [1]	San-Ya Agricultural Association Corporation	Suhyup Bank	3,250	888	Feb. 16, 2024
KT Engineering (KT ENGCORE Co., Ltd.) [1]	Ciocanesti Korea Co., Ltd.	NH Investment & Securities Co.,Ltd.	7,600	7,600	Jun. 8, 2017
KT Hitel Co., Ltd.	Shinhan Bank	Cash payers	700	—	Apr. 17, 2020 ~ Apr. 16, 2021
Nasmedia	Stockholders Association Members	Korea Securities Finance Corp	5,654	2,735	—

[1]	According to the above payment guarantee, KT Engineering (KT ENGCORE Co., Ltd.), a subsidiary of the Group, will have an obligation of repayment if the principal borrower does not repay the borrowing.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

The Controlling Company is jointly and severally obligated with KT Sat Co., Ltd. to pay KT Sat Co., Ltd.’s liabilities incurred prior to spin-off. As at December 31, 2020, the Controlling Company and KT Sat Co., Ltd. are jointly and severally liable for reimbursement of ~~W~~ 1,618 million.

For the year ended December 31, 2020, the Group made agreements with the Securitization Specialty Companies (2020: First 5G 49th to 54th Securitization Specialty Co., Ltd., 2019: First 5G 43rd to 48th Securitization Specialty Co., Ltd.), and disposed of its trade receivables related to handset sales. The Group also made asset management agreements with each securitization specialty company and in accordance with the agreement the Group will receive asset management fees upon liquidation of securitization specialty company.

As at December 31, 2020, the Group is a defendant in 195 lawsuits with the total claimed amount of ~~W~~ 110,409 million (2019: ~~W~~ 214,877 million). As at December 31, 2020, litigation provisions of ~~W~~ 76,500 million for pending lawsuits and unasserted claims are recorded as liabilities for potential loss in the ordinary course of business. The final outcomes of the cases cannot be estimated at the end of the reporting period.

According to the financial and other covenants included in certain debentures and borrowings, the Group is required to maintain certain financial ratios such as debt-to-equity ratio, use the funds for the designated purpose and report to the creditors periodically. The covenant also contains restriction on provision of additional collateral and disposal of certain assets.

At the end of the reporting period, the Group participates in Algerie Sidi Abdela new town development consortium (percentage of ownership: 2.5%) and has joint liability with other consortium participants.

At the end of the reporting period, contract amount of property and equipment acquisition agreement made but not yet recognized amounts to ~~W~~ 596,983 million (2019: ~~W~~ 851,798 million).

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

21.	Lease

Information on leases when the Group is a lessee is as follows. Information on leases when the Group is a lessor is provided in Note 12.

(i)    Amounts recognized in the consolidated statement of financial position

The consolidated statement of financial position shows the following amounts relating to leases:

(in millions of Korean won)	December 31, 2020		December 31, 2019
Right-of-use assets
Property and building	~~W~~	1,073,207	~~W~~	1,020,619
Machinery and communication line facilities		42,127		140,296
Others		101,845		107,414

	~~W~~	1,217,179	~~W~~	1,268,329

Investment property (buildings)	~~W~~	19,456	~~W~~	50,010

(in millions of Korean won)	December 31, 2020		December 31, 2019
Lease liabilities[1]
Current	~~W~~	345,224	~~W~~	392,433
Non-current		798,416		818,919

	~~W~~	1,143,640	~~W~~	1,211,352

[1]	Included in the line item ‘Other current liabilities and other non-current liabilities’ in the consolidated statement of financial position (Note 9 and 43).

For the year ended December 31, 2020, right-of-use assets has increased to ~~W~~ 404,239 million.

(ii) Amounts recognized in the consolidated statement of profit or loss

The consolidated statement of profit or loss shows the following amounts relating to leases:

(in millions of Korean won)	2020		2019
Depreciation of right-of-use assets
Property and building	~~W~~	290,168	~~W~~	300,773
Machinery and communication line facilities		58,419		89,452
Others		55,588		52,402

	~~W~~	404,175	~~W~~	442,627

Depreciation of investment properties	~~W~~	19,113	~~W~~	21,809
Interest expense relating to lease liabilities		44,091		55,001
Expense relating to short-term leases		10,998		14,718
Expense relating to leases of low-value assets that are not short-term leases		25,894		26,575
Expense relating to variable lease payments not included in lease liabilities		8,096		5,993

The total cash outflow for leases for the year ended December 31, 2020 amounts to ~~W~~ 492,772 (2019: ~~W~~ 532,730 million).

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

22.	Share Capital

As at December 31, 2020 and 2019, the Group has authorized 1,000,000,000 shares, and details are as follows:

	December 31, 2020					December 31, 2019
	Number of outstanding shares	Par value per share (Korean won)		Ordinary Shares (in millions of Korean won)		Number of outstanding shares	Par value per share (Korean won)		Ordinary shares (in millions of Korean won)
Ordinary shares [1]	261,111,808	~~W~~	5,000	~~W~~	1,564,499	261,111,808	~~W~~	5,000	~~W~~	1,564,499

[1]	The Group retired 51,787,959 treasury shares against retained earnings. Therefore, the ordinary shares amount differs from the amount resulting from multiplying the number of shares issued.

23.	Retained Earnings

Details of retained earnings as at December 31, 2020 and 2019, are as follows:

(in millions of Korean won)	December 31, 2020		December 31, 2019
Legal reserve [1]	~~W~~	782,249	~~W~~	782,249
Voluntary reserves [2]		4,651,362		4,651,362
Unappropriated retained earnings		6,721,809		6,200,169

Total	~~W~~	12,155,420	~~W~~	11,633,780

[1]

The Commercial Code of the Republic of Korea requires the Controlling Company to appropriate, as a legal reserve, an amount equal to a minimum of 10% of cash dividends paid until such reserve equals 50% of its issued share capital. The reserve is not available for the payment of cash dividends, but may be transferred to share capital with the approval of the Controlling Company’s Board of Directors or used to reduce accumulated deficit, if any, with the ratification of the Controlling Company’s majority shareholders.

[2]

In accordance with the Restrictions on Special Taxation Act, R&D and HR related reserves under the voluntary reserves are separately accumulated when retained earnings from tax reserve funds are disposed, when income tax is recalculated from tax return adjustments. Reversal of these provisions can be paid out as dividends according to the related tax law.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

24.	Accumulated Other Comprehensive Income and Other Components of Equity

As at December 31, 2020 and 2019, the details of the Controlling Company’s accumulated other comprehensive income are as follows:

(in millions of Korean won)	December 31, 2020		December 31, 2019
Changes in investments in associates and joint ventures	~~W~~	16,257	~~W~~	1,556
Gain (loss) on derivatives valuation		19,809		(7,624)
Gain on valuation of financial assets at fair value through other comprehensive income		61,438		211,573
Exchange differences on translation for foreign operations		(11,453)		(10,571)

Total	~~W~~	86,051	~~W~~	194,934

Changes in accumulated other comprehensive income for the years ended December 31, 2020 and 2019, are as follows:

(in millions of Korean won)	2020
	Beginning		Increase (decrease)		Reclassification to gain or loss		Ending
Changes in investments in associates and joint ventures	~~W~~	1,556	~~W~~	14,701	~~W~~	—	~~W~~	16,257
Gain (loss) on derivatives valuation		(7,624)		(83,998)		111,431		19,809
Gain (loss) on valuation of financial assets at fair value through other comprehensive income		211,573		(150,135)		—		61,438
Exchange differences on translation for foreign operations		(10,571)		(882)		—		(11,453)

Total	~~W~~	194,934	~~W~~	(220,314)	~~W~~	111,431	~~W~~	86,051

(in millions of Korean won)	2019
	Beginning		Increase		Reclassification to gain or loss		Ending
Changes in investments in associates and joint ventures	~~W~~	(871)	~~W~~	2,427	~~W~~	—	~~W~~	1,556
Gain (loss) on derivatives valuation		(30,474)		67,534		(44,684)		(7,624)
Gain (loss) on valuation of financial assets at fair value through other comprehensive income		96,704		114,869		—		211,573
Exchange differences on translation for foreign operations		(15,201)		4,630		—		(10,571)

Total	~~W~~	50,158	~~W~~	189,460	~~W~~	(44,684)	~~W~~	194,934

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

The Group’s other components of equity as at December 31, 2020 and 2019, are as follows:

(in millions of Korean won)	December 31, 2020		December 31, 2019
Treasury stock [1]	~~W~~	(882,224)	~~W~~	(825,838)
Gain or loss on disposal of treasury stock [2]		(17,579)		1,229
Share-based payments		5,901		7,769
Others [3]		(336,669)		(353,243)

Total	~~W~~	(1,234,784)	~~W~~	(1,170,083)

[1]	During the year ended December 31, 2020, the Group acquired 4,550,000 treasury shares and granted 1,150,580 treasury shares as share-based payment.
[2]	The amount directly reflected in equity is ~~W~~ 7,288 million (2019: ~~W~~ 603 million) for the year ended December 31, 2020.
[3]	Profit or loss incurred from transactions with non-controlling interest and investment difference incurred from change in proportion of subsidiaries are included.

As at December 31, 2020 and 2019, the details of treasury stock are as follows:

	December 31, 2020		December 31, 2019
Number of shares (in shares)		19,269,678		15,870,258
Amounts (In millions of Korean won)	~~W~~	882,224	~~W~~	825,838

Treasury stock is expected to be used for stock compensation for the Group’s directors and employees, and other purposes.

25.	Share-Based Payments

Details of share-based payments as at December 31, 2020, are as follows:

(in share)	14th grant

Grant date	June 16, 2020

Grantee	CEOs, internal directors, external directors, executives

Vesting conditions	Service condition: 1 year Non-market performance condition: achievement of performance

Fair value per option (in Korean won)	~~W~~ 22,700

Total compensation costs (in Korean won)	~~W~~ 5,187 million

Estimated exercise date (exercise date)	During 2021

Valuation method	Fair value method

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

(in share)	Employee wage negotiation

Grant date	September 21, 2020

Grantee	All employees

Vesting conditions	Current employees as of September 21, 2020

Fair value per option (in Korean won)	~~W~~ 22,950

Total compensation costs (in Korean won)	~~W~~ 23,317 million

Estimated exercise date (exercise date)	December 22, 2020

Valuation method	Fair value method

Changes in the number of stock options for the years ended December 31, 2020 and 2019, are as follows:

	2020
(in share)	Beginning	Grant	Expired	Exercised[1]	Ending	Number of shares exercisable
13th grant	372,023	—	241,548	130,475	—	—
14th grant	—	398,856	—	—	398,856	—
Employee wage negotiation	—	1,020,105	—	1,020,105	—	—

Total	372,023	1,418,961	241,548	1,150,580	398,856	—

	2019
(in share)	Beginning	Grant	Expired	Exercised[1]	Ending	Number of shares exercisable
12th grant	353,325	—	256,543	96,782	—	—
13th grant	—	372,023	—	—	372,023	—

Total	353,325	372,023	256,543	96,782	372,023	—

[1]	The weighted average price of ordinary shares at the time of exercise in 2020 was ~~W~~ 25,486 (2019: ~~W~~ 27,482).

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

26.	Revenue from Contracts with Customers and Relevant Contract Assets and Liabilities

The Group has recognized the following amounts relating to revenue in the statement of profit or loss:

(in millions of Korean won)	2020		2019
Revenue from contracts with customers	~~W~~	23,712,904	~~W~~	24,143,428
Revenue from other sources		203,763		198,636

Total	~~W~~	23,916,667	~~W~~	24,342,064

Operating revenues for the years ended December 31, 2020 and 2019, are as follows:

(in millions of Korean won)	2020		2019
Services	~~W~~	20,506,267	~~W~~	20,445,590
Sales of goods		3,410,400		3,896,474

Total	~~W~~	23,916,667	~~W~~	24,342,064

Revenues from providing services are recognized over time, revenues from sales of goods are recognized at a point, and revenues from agreements for the construction of real estate are recognized over time.

The contract assets and liabilities recognized in relation to the revenues from contracts with customers are as follows:

(in millions of Korean won)	December 31, 2020		December 31, 2019
Contract assets [1]	~~W~~	672,672	~~W~~	703,078
Contract liabilities [1]		413,707		413,442
Deferred revenue [2]		89,694		92,557

[1]

The Group recognized contract assets of ~~W~~ 86,234 million and contract liabilities of ~~W~~ 29,574 million for long-term construction contract as at December 31, 2020 (2019: contract assets of ~~W~~ 146,037 million and contract liabilities of ~~W~~ 47,832 million). The Group recognizes contract assets as trade and other receivables, and contract liabilities as other current liabilities.

[2]	Deferred revenue recognized relating to government grant is excluded.

The contract costs recognized as assets are as follows:

(in millions of Korean won)	December 31, 2020		December 31, 2019
Incremental costs of contract establishment	~~W~~	1,726,191	~~W~~	1,764,009
Cost of contract performance		78,757		85,234

As at December 31, 2020, the Group recognized contract assets in the amount of ~~W~~ 1,831,638 million as operating expenses (2019: ~~W~~ 1,681,039 million).

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

In 2020, the recognized revenue arising from contract liabilities carried forward from prior year is as follows:

(in millions of Korean won)	2020		2019
Revenue recognized that was included in the contract liability balance at the beginning of the year
Allocation of the transaction price	~~W~~	251,975	~~W~~	266,478
Deferred revenue of joining/installment fee		42,685		44,032

Total	~~W~~	294,660	~~W~~	310,510

27.	Construction Commitments

Changes in construction contracts for the years ended December 31, 2020 and 2019, are as follows:

	2020
(in millions of Korean won)	Beginning		Increase		Gain from construction		Ending
Gwangju (Ssangam) complex residence	~~W~~	—	~~W~~	301	~~W~~	301	~~W~~	—
Daegu (Susung) complex residence		26,962		13,511		40,473		—
Busan (Gaya) apartment		15,976		4,610		20,586		—

	2019
(in millions of Korean won)	Beginning		Increase		Gain from construction		Ending
Gwangju (Ssangam) complex residence	~~W~~	1,622	~~W~~	9,838	~~W~~	11,460	~~W~~	—
Daegu (Susung) complex residence		91,402		—		64,440		26,962
Busan (Gaya) apartment		47,998		—		32,022		15,976

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

Gains or losses from construction in progress as at December 31, 2020 and 2019, are as follows:

(in millions of Korean won)	December 31, 2020
	Cumulative construction revenue		Cumulative construction cost		Cumulative gain or loss from construction		Progress billings
Gwangju (Ssangam) complex residence	~~W~~	405,786	~~W~~	334,764	~~W~~	71,022	~~W~~	405,786
Daegu (Susung) complex residence		152,632		97,990		54,642		152,632
Busan (Gaya) apartment		91,154		64,394		26,760		91,154

(in millions of Korean won)	December 31, 2019
	Cumulative construction revenue		Cumulative construction cost		Cumulative gain or loss from construction		Progress billings
Gwangju (Ssangam) complex residence	~~W~~	405,485	~~W~~	335,980	~~W~~	69,505	~~W~~	405,485
Daegu (Susung) complex residence		112,159		75,462		36,697		83,788
Busan (Gaya) apartment		70,569		50,717		19,852		51,190

Contract assets and liabilities recognized for contract work as at December 31, 2020 and 2019, are as follows:

(in millions of Korean won)	December 31, 2020
	Contract assets		Contract liabilities
Gwangju (Ssangam) complex residence	~~W~~	—	~~W~~	—
Daegu (Susung) complex residence		—		—
Busan (Gaya) apartment		—		—

(in millions of Korean won)	December 31, 2019
	Contract assets [1]		Contract liabilities [2]
Gwangju (Ssangam) complex residence	~~W~~	—	~~W~~	—
Daegu (Susung) complex residence		28,371		—
Busan (Gaya) apartment		19,378		—

[1]	Contract assets are recognized as other receivables in the consolidated statements of financial position.
[2]	Contract liabilities are recognized as advance payments in the consolidated statements of financial position.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

28.	Operating Expenses

Operating expenses for the years ended December 31, 2020 and 2019, are as follows:

(in millions of Korean won)	2020		2019
Salaries and wages	~~W~~	4,123,680	~~W~~	3,974,233
Depreciation		2,605,128		2,530,252
Depreciation of right-of-use assets		404,175		442,627
Amortization		624,982		656,611
Commissions		965,461		1,115,477
Interconnection charges		500,081		534,025
International interconnection fees		172,529		240,254
Purchase of inventories		3,807,980		4,718,277
Changes of inventories		130,862		18,500
Sales commissions		2,337,127		2,315,731
Service costs		2,102,875		1,610,261
Utilities		360,797		332,816
Taxes and dues		283,197		276,815
Rent		136,355		193,357
Insurance premiums		71,018		82,404
Installation fees		132,117		155,178
Advertising expenses		132,466		150,166
Research and development expenses		156,940		165,028
Card service costs		2,941,669		3,066,766
Others		743,121		603,720

Total	~~W~~	22,732,560	~~W~~	23,182,498

Details of employee benefits for the years ended December 31, 2020 and 2019, are as follows:

(in millions of Korean won)	2020		2019
Short-term employee benefits	~~W~~	3,770,786	~~W~~	3,663,337
Post-employment benefits (defined benefit)		239,102		240,310
Post-employment benefits (defined contribution)		61,912		57,170
Share-based payment		28,604		6,398
Others		23,276		7,018

Total	~~W~~	4,123,680	~~W~~	3,974,233

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

29.	Other Income and Other Expenses

Other income for the years ended December 31, 2020 and 2019, consists of:

(in millions of Korean won)	2020		2019
Gains on disposal of property and equipment and investment properties	~~W~~	20,289	~~W~~	21,949
Gains on disposal of intangible assets		2,961		7,213
Gain on disposal of right-of-use assets		5,797		4,651
Compensation on property and equipment		168,263		117,873
Gains on government subsidies		31,906		19,722
Gain on disposal of investments in associates		13		23,218
Others		112,024		64,805

Total	~~W~~	341,253	~~W~~	259,431

Other expenses for the years ended December 31, 2020 and 2019, are as follows:

(in millions of Korean won)	2020		2019
Loss on disposal of property and equipment	~~W~~	75,879	~~W~~	71,233
Loss on disposal of intangible assets		3,207		5,965
Loss on disposal of right-of-use assets		7,844		4,502
Loss on disposal of investments in associates		124		23,248
Impairment loss on assets held for sale		—		7,586
Impairment loss on property and equipment		79,775		43,260
Impairment loss on intangible assets		211,637		61,899
Donations		20,745		98,659
Other allowance for bad debts		51,333		26,372
Others		109,032		88,960

Total	~~W~~	559,576	~~W~~	431,684

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

30.	Finance Income and Costs

Details of finance income for the years ended December 31, 2020 and 2019, are as follows:

(in millions of Korean won)	2020		2019
Interest income	~~W~~	270,571	~~W~~	282,704
Gain on foreign currency transactions		17,493		24,596
Gain on foreign currency translation		164,351		17,979
Gain on settlement of derivatives		9,397		9,016
Gain on valuation of derivatives		172		77,353
Others		36,630		12,747

Total	~~W~~	498,614	~~W~~	424,395

Details of finance costs for the years ended December 31, 2020 and 2019, are as follows:

(in millions of Korean won)	2020		2019
Interest expenses	~~W~~	263,579	~~W~~	278,427
Loss on foreign currency transactions		27,805		30,267
Loss on foreign currency translation		26,340		93,977
Loss on settlement of derivatives		1,406		20
Loss on valuation of derivatives		163,763		15,867
Loss on disposal of trade receivables		8,152		11,298
Others		16,338		2,277

Total	~~W~~	507,383	~~W~~	432,133

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

31.	Deferred Income Tax and Income Tax Expense

The analysis of deferred tax assets and deferred tax liabilities as at December 31, 2020 and 2019, is as follows:

(in millions of Korean won)	December 31, 2020		December 31, 2019
Deferred tax assets
Deferred tax assets to be recovered within 12 months	~~W~~	404,434	~~W~~	404,516
Deferred tax assets to be recovered after more than 12 months		1,631,759		1,615,524

Deferred tax assets before offsetting		2,036,193		2,020,040

Deferred tax liabilities
Deferred tax liability to be recovered within 12 months		(637,317)		(538,578)
Deferred tax liability to be recovered after more than 12 months		(1,394,509)		(1,495,759)

Deferred tax liabilities before offsetting		(2,031,826)		(2,034,337)

Deferred tax assets after offsetting	~~W~~	433,698	~~W~~	411,171

Deferred tax liabilities after offsetting	~~W~~	429,331	~~W~~	425,468

The gross movements on the deferred income tax account for the years ended December 31, 2020 and 2019, are calculated as follows:

(in millions of Korean won)	2020		2019
Beginning	~~W~~	(14,297)	~~W~~	237,168
Credited to the statement of profit or loss		(58,439)		(189,796)
Charged to other comprehensive income		77,103		(61,669)

Ending	~~W~~	4,367	~~W~~	(14,297)

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

The movement in deferred income tax assets and liabilities during the year, without taking into consideration the offsetting of balances within the same tax jurisdiction, is as follows:

(in millions of Korean won)	2020
	Beginning		Statement of profit or loss		Other comprehensive income		Ending
Deferred tax liabilities
Derivative instruments	~~W~~	(10,898)	~~W~~	10,055	~~W~~	—	~~W~~	(843)
Investments in associates and joint ventures		(108,191)		(64,553)		(8,820)		(181,564)
Depreciation		(11,606)		7,431		—		(4,175)
Advanced depreciation provision		(313,121)		1,203		—		(311,918)
Deposits for severance benefits		(496,853)		(26,419)		2,015		(521,257)
Accrued income		(1,541)		(212)		—		(1,753)
Reserve for technology and human resource development		(204)		—		—		(204)
Prepaid expenses		(410,863)		67,898		—		(342,965)
Contract assets		(53,750)		(112,794)		—		(166,544)
Financial assets at fair value through profit or loss		(323)		(304)		—		(627)
Financial assets at fair value through other comprehensive income		(103,837)		(4,420)		77,634		(30,623)
Others		(523,150)		53,797		—		(469,353)

Total	~~W~~	(2,034,337)	~~W~~	(68,318)	~~W~~	70,829	~~W~~	(2,031,826)

Deferred tax assets
Derivative instruments	~~W~~	—	~~W~~	40,342	~~W~~	(9,860)	~~W~~	30,482
Provision for impairment or trade receivables		84,071		4,994		—		89,065
Inventory valuation		23		(259)		—		(236)
Contribution for construction		16,154		246		—		16,400
Accrued expenses		160,436		(24,358)		—		136,078
Provisions		32,824		1,198		—		34,022
Property and equipment		228,655		(1,695)		—		226,960
Defined benefit liabilities		569,471		13,707		15,186		598,364
Withholding of facilities expenses		6,183		(436)		—		5,747
Deduction of installment receivables		48		(20)		—		28
Assets retirement obligation		29,016		(883)		—		28,133
Gain or loss foreign currency translation		20,677		(20,539)		—		138
Deferred revenue		35,800		7,230		—		43,030
Contract assets		—		97,464		—		97,464
Others		708,437		(123,798)		948		585,587

Total	~~W~~	1,891,795	~~W~~	(6,807)	~~W~~	6,274	~~W~~	1,891,262

Temporary difference, net		(142,542)		(75,125)		77,103		(140,564)
Tax credit carryforwards		128,245		16,686		—		144,931

Total net balance	~~W~~	(14,297)	~~W~~	(58,439)	~~W~~	77,103	~~W~~	4,367

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

(in millions of Korean won)	2019
	Beginning		Statement of profit or loss		Other comprehensive income		Ending
Deferred tax liabilities
Derivative instruments	~~W~~	—	~~W~~	(10,250)	~~W~~	(648)	~~W~~	(10,898)
Investments in associates and joint ventures		(93,604)		(14,622)		35		(108,191)
Depreciation		(424)		(11,182)		—		(11,606)
Advanced depreciation provision		(313,184)		63		—		(313,121)
Deposits for severance benefits		(398,982)		(99,126)		1,255		(496,853)
Accrued income		(1,558)		17		—		(1,541)
Reserve for technology and human resource development		(204)		—		—		(204)
Prepaid expenses		(369,916)		(40,947)		—		(410,863)
Contract assets		(11,505)		(42,245)		—		(53,750)
Financial assets at fair value through profit or loss		(661)		338		—		(323)
Financial assets at fair value through other comprehensive income		(41,798)		(3,556)		(58,483)		(103,837)
Others		(285,943)		(237,037)		(170)		(523,150)

Total	~~W~~	(1,517,779)	~~W~~	(458,547)	~~W~~	(58,011)	~~W~~	(2,034,337)

Deferred tax assets
Derivative instruments	~~W~~	8,341	~~W~~	(850)	~~W~~	(7,491)	~~W~~	—
Provision for impairment or trade receivables		99,887		(15,816)		—		84,071
Inventory valuation		121		(98)		—		23
Contribution for construction		16,800		(646)		—		16,154
Accrued expenses		127,897		32,539		—		160,436
Provisions		36,178		(3,354)		—		32,824
Property and equipment		230,278		(1,623)		—		228,655
Defined benefit liabilities		513,842		48,847		6,782		569,471
Withholding of facilities expenses		6,609		(426)		—		6,183
Deduction of installment receivables		42		6		—		48
Assets retirement obligation		24,532		4,484		—		29,016
Gain or loss foreign currency translation		10,672		10,005		—		20,677
Deferred revenue		39,641		(3,841)		—		35,800
Others		537,209		174,177		(2,949)		708,437

Total	~~W~~	1,652,049	~~W~~	243,404	~~W~~	(3,658)	~~W~~	1,891,795

Temporary difference, net		134,270		(215,143)		(61,669)		(142,542)
Tax credit carryforwards		102,898		25,347		—		128,245

Total net balance	~~W~~	237,168	~~W~~	(189,796)	~~W~~	(61,669)	~~W~~	(14,297)

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

The tax impacts recognized directly to equity as at December 31, 2020 and 2019, are as follows:

(in millions of Korean won)	December 31, 2020						December 31, 2019
	Before recognition		Tax effect		After recognition		Before recognition		Tax effect		After recognition
Gain on valuation of financial assets at fair value through other comprehensive income	~~W~~	54,969	~~W~~	(12,972)	~~W~~	41,997	~~W~~	225,635	~~W~~	(58,483)	~~W~~	167,152
Gain on valuation of hedge instruments		37,247		(9,860)		27,387		31,003		(8,139)		22,864
Remeasurements of net defined benefit liabilities		(77,382)		17,201		(60,181)		(33,814)		8,037		(25,777)
Share of gain of associates and joint ventures, and others		25,538		(8,820)		16,718		4,493		(1,327)		3,166
Exchange differences on translation for foreign operations		(3,614)		948		(2,666)		6,692		(1,759)		4,933

Total	~~W~~	36,758	~~W~~	(13,503)	~~W~~	23,255	~~W~~	234,009	~~W~~	(61,671)	~~W~~	172,338

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

Details of income tax expense for the years ended December 31, 2020 and 2019, are calculated as follows:

(in millions of Korean won)	2020		2019
Current income tax expenses	~~W~~	213,225	~~W~~	120,534
Impact of change in temporary difference		58,439		189,795

Income tax expense	~~W~~	271,664	~~W~~	310,329

The tax on the Group’s profit before tax differs from the theoretical amount that would arise using the weighted average tax rate applicable to profits of the entities as follows:

(in millions of Korean won)	2020		2019
Profit before income tax	~~W~~	975,056	~~W~~	976,271

Expected tax expense at statutory tax rate	~~W~~	257,778	~~W~~	258,113
Tax effect:
Income not taxable for tax purposes		(24,657)		(1,265)
Expenses not deductible for tax purposes		31,741		19,543
Tax credit and deductions		(47,056)		(39,190)
Others		53,858		73,128

Income tax expense	~~W~~	271,664	~~W~~	310,329

Details of deferred tax assets and liabilities that are not recognized as at December 31, 2020 and 2019, are as follows:

(in millions of Korean won)	2020		2019
Deductible temporary differences
Investment in subsidiaries, associates, and joint ventures	~~W~~	583,890	~~W~~	610,351
Unused tax loss		28,115		31,257
Unused Tax credit		2,654		—
Others		64,760		32,494

Total	~~W~~	679,419	~~W~~	674,102

Taxable temporary differences
Investment in subsidiaries, associates, and joint ventures	~~W~~	132,848	~~W~~	141,664
Others		9,568		10,372

Total	~~W~~	142,416	~~W~~	152,036

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

The expected period of expiry for unused tax losses not recognized in deferred tax assets as at December 31, 2020 and 2019, is as follows:

(in millions of Korean won)	2020		2019
2021	~~W~~	2,140	~~W~~	18,582
2022		80,649		2,140
2023		5,848		80,649
2024		4,867		5,848
2025		2,847		4,867
2026		9,709		9,390
2027		8,389		7,888
2028		8,426		10,064
2029		2,579		2,030
2030		2,339		617

Total	~~W~~	127,793	~~W~~	142,075

32.	Earnings per Share

Basic earnings per share is calculated by dividing the profit from operations attributable to equity holders of the Group by the weighted average number of ordinary shares outstanding during the period, excluding ordinary shares purchased by the Group and held as treasury stock.

Basic earnings per share from operations for the years ended December 31, 2020 and 2019, is calculated as follows:

	2020		2019
Profit attributable to ordinary shares of owners of the Controlling Company (in millions of Korean won)	~~W~~	658,025	~~W~~	615,777
Weighted average number of ordinary shares outstanding (in number of shares)		245,207,307		245,171,283
Basic earnings per share (in Korean won)	~~W~~	2,684	~~W~~	2,512

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

Diluted earnings per share from operations is calculated by adjusting the weighted average number of ordinary shares outstanding to assume conversion of all dilutive potential ordinary shares. The Group has dilutive potential ordinary shares from convertible bond and other share-based payments.

Diluted earnings per share from operations for the years ended December 31, 2020 and 2019, is calculated as follows:

	2020		2019
Profit attributable to ordinary shares of owners of the Controlling Company (in millions of Korean won)	~~W~~	658,025	~~W~~	615,777
Adjusted net income attributable to ordinary shares (in millions of Korean won)		—		(157)

Diluted profit attributable to ordinary shares (in millions of Korean won)	~~W~~	658,025	~~W~~	615,620

Number of dilutive potential ordinary shares outstanding (in number of shares)		69,598		70,267
Weighted average number of ordinary shares outstanding (in number of shares)		245,276,905		245,241,550
Diluted earnings per share (in Korean won)	~~W~~	2,683	~~W~~	2,510

Diluted earnings per share is earnings per outstanding of ordinary shares and dilutive potential ordinary shares. Diluted earnings per share is calculated by dividing adjusted profit for the year by the sum of the number of ordinary shares and dilutive potential ordinary shares.

33.	Dividend

The dividends paid by the Group in 2020 were ~~W~~ 269,766 million (~~W~~ 1,100 per share). The dividends paid by the Group in 2019 were ~~W~~ 269,659 million (~~W~~ 1,000 per share). A dividend in respect of the year ended December 31, 2020, of ~~W~~ 1,350 per share, amounting to a total dividend of ~~W~~ 326,487 million, is to be proposed at the shareholders’ meeting on March 29, 2021.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

34.	Cash Generated from Operations

Cash flows from operating activities for the years ended December 31, 2020 and 2019, are as follows:

(in millions of Korean won)	2020		2019
1. Profit for the year	~~W~~	703,392	~~W~~	665,941
2. Adjustments for:
Income tax expense		271,664		310,329
Interest income		(291,425)		(303,722)
Interest expense		265,035		278,975
Dividends income		(4,442)		(3,408)
Depreciation		2,635,307		2,567,754
Amortization of intangible assets		628,154		660,705
Depreciation of right-of-use assets		404,174		433,199
Provisions for severance benefits (defined benefits)		255,615		256,525
Impairment loss on trade receivables		139,957		60,193
Share of net profit or loss of associates and joint ventures		(18,041)		3,252
Loss on disposal of associates and joint ventures		111		30
Loss on disposal of property and equipment, and investment in properties		55,590		49,284
Impairment loss on current assets held for sale		—		7,586
Impairment loss on property and equipment, and investment in properties		79,775		43,260
Loss on disposal of right-of-use assets		2,047		1,556
Loss (gain) on disposal of intangible assets		246		(1,248)
Impairment loss on intangible assets		211,636		61,899
Gain (loss) on foreign currency translation		(138,011)		75,998
Loss (gain) on valuation of derivatives, net		155,600		(70,482)
Gain (loss) on disposal of financial assets at amortized cost		(138)		43
Loss (gain) on disposal of financial assets at fair value through profit or loss		329		(5,115)
Gain on valuation of financial assets at fair value through profit or loss		(59,044)		(4,335)
Others		48,174		100,240
3. Changes in operating assets and liabilities
Decrease (increase) in trade receivables		66,462		(433,292)
Decrease in other receivables		732,959		193
Decrease in other current assets		9,089		984
Increase in other non-current assets		(86,039)		(178,180)
Decrease (increase) in inventories		162,328		(23,968)
Increase (decrease) in trade payables		(135,760)		44,354
Decrease in other payables		(1,232,646)		(102,375)
Increase in other current liabilities		127,076		49,804
Increase in other non-current liabilities		78,659		18,824
Increase (decrease) in provisions		2,264		(12,164)
Increase (decrease) in deferred revenue		(1,948)		641
Decrease (increase) in plan assets		(136,336)		(375,499)
Payment of severance benefits		(186,520)		(119,716)

4. Cash generated from operations (1+2+3)	~~W~~	4,745,293	~~W~~	4,058,065

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

The Group made agreements with securitization specialty companies and disposed of its trade receivables related to handset sales (Note 20). Cash flows from the disposals are presented in cash generated from operations.

Significant transactions not affecting cash flows for the years ended December 31, 2020 and 2019, are as follows:

(in millions of Korean won)	2020		2019
Reclassification of the current portion of borrowings	~~W~~	1,229,359	~~W~~	1,030,056
Reclassification of construction-in-progress to property and equipment		3,011,519		2,698,146
Reclassification of accounts payable from property and equipment		22,052		685,859
Reclassification of accounts payable from intangible assets		(345,675)		(356,911)
Reclassification of payable from defined benefit liability		72,346		(19,053)
Reclassification of payable from plan assets		66,046		(14,298)

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

35.	Changes in Liabilities Arising from Financing Activities

Changes in liabilities arising from financing activities, liabilities related to cashflow to be classified as future financing activities, for the years ended December 31, 2020 and 2019, are as follows:

(in millions of Korean won)	2020
	Beginning		Cash flows		Non-cash
					Newly acquired		Exchange difference		Fair value change		Changes in consolidation scope		Others		Ending
Borrowing	~~W~~	7,298,867	~~W~~	167,867	~~W~~	17,523	~~W~~	(157,985)	~~W~~	—	~~W~~	—	~~W~~	(9,974)	~~W~~	7,316,298
Lease liabilities		1,211,351		(447,784)		473,477		(3)		40		3,564		(97,005)		1,143,640
Other financial liabilities		—		(13,674)		13,674		—		—		—		—		—
Derivative liabilities		20,096		(943)		2,798		142,511		(23,669)		—		(10,220)		130,573
Derivative assets		(58,576)		34,933		—		2,870		(3,456)		—		16,623		(7,606)

Total	~~W~~	8,471,738	~~W~~	(259,601)	~~W~~	507,472	~~W~~	(12,607)	~~W~~	(27,085)	~~W~~	3,564	~~W~~	(100,576)	~~W~~	8,582,905

(in millions of Korean won)	2019
	Beginning		Cash flows		Non-cash										Ending
					Changes in accounting policy		Newly acquired		Exchange difference		Fair value change		Others
Borrowing	~~W~~	6,648,294	~~W~~	574,175	~~W~~	—	~~W~~	—	~~W~~	64,398	~~W~~	—	~~W~~	12,000	~~W~~	7,298,867
Financial lease liabilities		163,858		(485,444)		771,410		774,906		—		—		(13,379)		1,211,351
Derivative liabilities		65,067		(9,734)		—		—		(4,234)		(20,058)		(10,945)		20,096
Derivative assets		(29,843)		33,635		—		—		(53,729)		(11,398)		2,759		(58,576)

Total	~~W~~	6,847,376	~~W~~	112,632	~~W~~	771,410	~~W~~	774,906	~~W~~	6,435	~~W~~	(31,456)	~~W~~	(9,565)	~~W~~	8,471,738

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

36.	Segment Information

The Group’s operating segments are as follows:

Details	Business service
ICT	Mobile/fixed line telecommunication service and convergence business, B2B business and others

Finance	Credit card business and others

Satellite TV	Satellite TV business

Others	IT, facility security, global business, and others

Details of each segment for the years ended December 31, 2020 and 2019, are as follows:

(in millions of Korean won)	2020
	Operating revenues		Operating income		Depreciation and amortization [1]
ICT	~~W~~	17,879,281	~~W~~	878,238	~~W~~	3,233,878
Finance		3,684,844		88,814		53,098
Satellite TV		698,715		73,846		84,931
Others		5,680,533		139,813		346,215

		27,943,373		1,180,711		3,718,122
Elimination		(4,026,706)		3,396		(83,838)

Consolidated amount	~~W~~	23,916,667	~~W~~	1,184,107	~~W~~	3,634,284

(in millions of Korean won)	2019
	Operating revenues		Operating income		Depreciation and amortization [1]
ICT	~~W~~	18,204,751	~~W~~	747,723	~~W~~	3,229,159
Finance		3,556,776		157,843		26,741
Satellite TV		694,637		69,357		94,992
Others		5,770,659		202,824		358,405

		28,226,823		1,177,747		3,709,297
Elimination		(3,884,759)		(18,181)		(79,805)

Consolidated amount	~~W~~	24,342,064	~~W~~	1,159,566	~~W~~	3,629,492

[1]	Sum of the amortization of tangible assets, intangible assets, investment properties, and right-of-use assets.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

Operating revenues for the years ended December 31, 2020 and 2019, and non-current assets as at December 31, 2020 and 2019, by geographical regions, are as follows:

(in millions of Korean won)	Operating revenues				Non-current assets [1]
Location	2020		2019		December 31, 2020		December 31, 2019
Domestic	~~W~~	23,844,749	~~W~~	24,274,943	~~W~~	18,934,766	~~W~~	19,198,416
Overseas		71,918		67,121		18,243		76,679

Total	~~W~~	23,916,667	~~W~~	24,342,064	~~W~~	18,953,009	~~W~~	19,275,095

[1]	Sum of property and equipment, intangible assets, investment properties and right-of-use assets.

37.	Related Party Transactions

The list of related party of the Group as at December 31, 2020, is as follows:

Relationship	Name of Entity
Associates and joint ventures	Korea Information & Technology Investment Fund (KIF Investment Fund), K- Realty CR-REITs No.1, Boston Global Film & Contents Fund L.P., QTT Global (Group) Company Limited, CU Industrial Development Co., Ltd., KD Living, Inc., Oscar Ent. Co., Ltd., LoginD Co., Ltd., K-REALTY CR-REIT 6, K Bank, Inc., Daiwon Broadcasting Co., Ltd., KT-DSC creative economy youth start-up investment fund, Korea electronic Vehicle charging service, K-REALTY RENTAL HOUSING REIT 2, AI RESEARCH INSTITUTE, KT-IBKC Future Investment Fund 1, Gyeonggi-KT Yoojin Superman Fund, FUNDA Co., Ltd., CHAMP IT Co., Ltd., Alliance Internet Corp., Little big pictures, Virtual Realm Sendirian Berhad, KT Philippines Co., Ltd., KT-Smart Factory Investment Fund, Studio Discovery Co., Ltd , KT Young Entrepreneurs DNA Investment Fund, Hyundai Robotics Co., Ltd., IGIS Professional investors Private Investment Real Estate Investment LLC No 395
Others [1]	KHS Corp.

[1]

Although the entity is not a related party of the Group in accordance with Korean IFRS 1024, the entity belongs to the Large Enterprise Group to which the Group also belongs in accordance with the Monopoly Regulation and Fair Trade Act.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

Outstanding balances of receivables and payables in relations to transactions with related parties as at December 31, 2020 and 2019, are as follows:

(in millions of Korean won)		December 31, 2020
		Receivables						Payables
		Trade receivables		Other receivables		Lease receivables		Trade payables		Other payables		Lease liabilities
Associates and joint ventures	K-REALTY CR REIT 1	~~W~~	457	~~W~~	16,200	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	20,857
	K Bank, Inc.		775		32,964		—		—		891		—
	Others		72		1,147		—		—		858		—
Others	KHS Corporation		7		—		—		—		—		—

	Total	~~W~~	1,311	~~W~~	50,311	~~W~~	—	~~W~~	—	~~W~~	1,749	~~W~~	20,857

(in millions of Korean won)		December 31, 2019
		Receivables						Payables
		Trade receivables		Other receivables		Lease receivables		Trade payables		Other payables		Lease liabilities
Associates and joint ventures	K-REALTY CR REIT 1	~~W~~	608	~~W~~	23,100	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	57,907
	K Bank, Inc.		583		13,664		—		—		557		—
	Others		434		1,177		—		—		711		—
Others	KT Engineering (KT ENGCORE Co., Ltd.).		4,497		9,517		—		1,169		148,503		74
	KHS Corporation		—		—		—		—		2		—

	Total	~~W~~	6,122	~~W~~	47,458	~~W~~	—	~~W~~	1,169	~~W~~	149,773	~~W~~	57,981

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

Significant transactions with related parties for the years ended December 31, 2020 and 2019, are as follows:

(in millions of Korean won)		2020
		Sales				Purchases
		Operating revenue		Other income		Operating expenses		Others[1]
Associates and joint ventures	K-REALTY CR REIT No.1	~~W~~	2,298	~~W~~	—	~~W~~	—	~~W~~	—
	KIF Investment Fund		—		—		—		—
	K Bank, Inc.		15,658		—		8,227		—
	Others		739		70		10,272		—
Others	KT Engineering (KT ENGCORE Co., Ltd.)[2]		2,385		—		25,862		61,491
	KHS Co., Ltd.		74		—		8,910		—

	Total	~~W~~	21,154	~~W~~	70	~~W~~	53,271	~~W~~	61,491

(in millions of Korean won)		2020
		Interest income		Interest expense		Dividend income
Associates and joint ventures	K-REALTY CR REIT No.1	~~W~~	—	~~W~~	917	~~W~~	8,061
	KIF Investment Fund		—		—		9,241
	K Bank, Inc.		14		—		—
	Others		—		—		43
Others	KT Engineering (KT ENGCORE Co., Ltd.)[2]		—		1		—
	KHS Co., Ltd.		—		—		—

	Total	~~W~~	14	~~W~~	918	~~W~~	17,345

[1]	The amounts include acquisition of property and equipment and others.
[2]	The transaction detail prior to current year liquidation.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

(in millions of Korean won)		2019
		Sales				Purchases
		Operating revenue		Other income		Operating expenses		Others[1]
Associates and joint ventures	K-REALTY CR REIT No.1	~~W~~	1,302	~~W~~	—	~~W~~	—	~~W~~	—
	KIF Investment Fund		—		—		—		—
	K Bank, Inc.		17,815		—		8,524		—
	Others		1,380		118		10,531		—
Others	KT Engineering (KT ENGCORE Co., Ltd.)		10,291		10		92,560		224,694
	KHS Co., Ltd.		88		—		14,632		—
	K-REALTY CR-REIT 10		2,801		—		—		—

	Total	~~W~~	33,677	~~W~~	128	~~W~~	126,247	~~W~~	224,694

(in millions of Korean won)		2019
		Acquisition of right-of-use assets		Interest income		Interest expense		Dividend income
Associates and joint ventures	K-REALTY CR REIT No.1	~~W~~	776	~~W~~	—	~~W~~	2,225	~~W~~	10,928
	KIF Investment Fund		—		—		—		4,280
	K Bank, Inc.		—		—		—		—
	Others		—		—		—		146
Others	KT Engineering (KT ENGCORE Co., Ltd.)		131		4		2		—
	KHS Co., Ltd.		—		—		—		—
	K-REALTY CR-REIT 10		—		—		—		—

	Total	~~W~~	907	~~W~~	4	~~W~~	2,227	~~W~~	15,354

[1]	The amounts include acquisition of property and equipment and others.

Key management compensation for the years ended December 31, 2020 and 2019, consists of:

(in millions of Korean won)	2020		2019
Salaries and other short-term benefits	~~W~~	2,086	~~W~~	2,955
Post-employment benefits		390		321
Stock-based compensation		5,613		891

Total	~~W~~	8,089	~~W~~	4,167

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

Fund transactions with related parties for the years ended December 31, 2020 and 2019, are as follows:

(in millions of Korean won)	2020
	Borrowing transactions[1]				Equity contributions in cash
	Borrowing		Repayment
Associates and joint ventures
K- REALTY CR REIT 1	~~W~~	—	~~W~~	20,304	~~W~~	—
Studio Discovery Co., Ltd.		—		—		3,000
KT Young Entrepreneurs DNA Investment Fund		—		—		3,600
KT-Smart Factory Investment Fund		—		—		2,800
KT-CKP New Media Investment Fund		—		—		(109)
K Bank, Inc		—		—		195,011
Gyeonggi-KT Yoojin Superman Fund		—		—		1,000
Hyundai Robotics Co., Ltd.		—		—		50,000
Others
KT Engineering (KT ENGCORE Co., Ltd.)[2]		—		34		—

Total	~~W~~	—	~~W~~	20,338	~~W~~	255,302

[1]	Lease transactions are included in the borrowing transactions.
[2]	Transaction amount before inclusion into subsidiaries.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

(in millions of Korean won)	2019
	Borrowing transactions[1]				Equity contributions in cash
	Borrowing[2]		Repayment
Associates and joint ventures
KT-IBKC Future Investment Fund 1	~~W~~	—	~~W~~	—	~~W~~	3,750
KT Philippines co. Ltd.		—		—		99
Virtua Realm Sendirian Berhad		—		—		550
K- REALTY CR REIT 1		—		30,385		—
K Bank, Inc		—		—		21,782
Gyeonggi-KT Yoojin Superman Fund		—		—		1,000
KT-CKP New Media Investment Fund		—		—		(174)
KT-DSC creative economy youth start-up investment fund		—		—		(1,800)
KT-Smart Factory Investment Fund		—		—		2,800
KT-SB Venture Investment Fund		—		—		(2,404)
Others
KT Engineering (KT ENGCORE Co., Ltd.)		—		129		—

Total	~~W~~	—	~~W~~	30,514	~~W~~	25,603

[1]	Lease transactions are included in the borrowing transactions.
[2]	Conversion effect from the adoption of Korean IFRS 1116 Lease on January 1, 2019 has been excluded.

As at December 31, 2020, there is no collateral or payment guarantee provided to or from related parties.

38.	Financial Risk Management

(1)	Financial Risk Factors

The Group’s activities expose it to a variety of financial risks: market risk, credit risk and liquidity risk. The Group’s overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on the Group’s financial performance. The Group uses derivative financial instruments to hedge certain risk exposures such as cash flow risk.

The Group’s financial policy is set up in the long-term perspective and annually reported to the Board of Directors. The financial risk management is carried out by the Value Management Office, which identifies, evaluates and hedges financial risks. The treasury department in the Value Management Office considers various finance market conditions to estimate the effect from the market changes.

1)	Market risk

The Group’s market risk management focuses on controlling the extent of exposure to the risk in order to minimize revenue volatility. Market risk is a risk that decreases value or profit of the Group’s portfolio due to changes in market interest rate, foreign exchange rate and other factors.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

(i)	Sensitivity analysis

Sensitivity analysis is performed for each type of market risk to which the Group is exposed. Reasonably possible changes in the relevant risk variable such as prevailing market interest rates, currency rates, equity prices or commodity prices are estimated and if the rate of change in the underlying risk variable is stable, the Group does not alter the chosen reasonably possible change in the risk variable. The reasonably possible change does not include remote or ‘worst case’ scenarios or ‘stress tests’.

(ii)	Foreign exchange risk

The Group is exposed to foreign exchange risk arising from operating, investing and financing activities. Foreign exchange risk is managed within the range of the possible effect on the Group’s cash flows. Foreign exchange risk (i.e. foreign currency translation of overseas operating assets and liabilities) unaffecting the Group’s cash flows is not hedged but can be hedged at a particular situation.

As at December 31, 2020 and 2019, if the foreign exchange rate had strengthened/weakened by 10% with all other variables held constant, the effects on profit before income tax and equity would have been as follows:

(in millions of Korean won)	Fluctuation of foreign exchange rate	Income before tax[1]	Equity
2020.12.31	+ 10%	~~W~~25,220	~~W~~	36,961
	- 10%	(25,220)		(36,961)
2019.12.31	+ 10%	~~W~~45,149	~~W~~	52,092
	- 10%	(45,149)		(52,092)

[1]	Computed with considering derivatives hedging effect applied by the Group to hedge foreign exchange risk of liabilities in foreign currencies

The above analysis is a simple sensitivity analysis which assumes that all the variables other than foreign exchange rates are held constant. Therefore, the analysis does not reflect any correlation between foreign exchange rates and other variables, nor management’s decision to decrease the risk.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

Details of significant financial assets and liabilities in foreign currencies as at December 31, 2020 and 2019, are as follows:

(in thousands of foreign currencies)	December 31, 2020				December 31, 2019
	Financial assets		Financial liabilities		Financial assets		Financial liabilities
USD	~~W~~	400,046	~~W~~	1,937,935	~~W~~	645,941	~~W~~	1,830,764
SDR		255		728		255		729
JPY		209,376		46,000,009		24,930		80,000,000
GBP		—		—		—		56
EUR		316		162		1		6
CNY		458		491		457		161
RWF		646		—		706		—
THB		535		—		—		3,079
MMK		—		—		84		—
TZS		1,019		—		6,919		—
BWP		212		—		911		—
HKD		—		198		—		268
BDT		—		—		18,897		—
VND		242,370		—		271,563		—
XAF		16,229		—		97,411		—
SGD		6		284,000		—		—
PLN		26		—		—		—

(iii)	Price risk

As at December 31, 2020 and 2019, the Group is exposed to equity securities price risk because the securities held by the Group are traded in active markets. If the market prices had increased /decreased by 10% with all other variables held constant, the effects on profit before income tax and equity would have been as follows:

(in millions of Korean won)	Fluctuation of price	Income before tax	Equity
2020.12.31	+ 10%	~~W~~2,811	~~W~~	3,472
	- 10%	(2,811)		(3,472)
2019.12.31	+ 10%	~~W~~ 24	~~W~~	613
	- 10%	(24)		(613)

The above analysis is based on the assumption that the equity index had increased/decreased by 10% with all other variables held constant and all the Group’s marketable equity instruments had moved according to the historical correlation with the index. Gain or loss on equity securities classified as financial assets at fair value through profit or loss and financial assets at fair value through other comprehensive income can increase or decrease equity.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

(iv)	Cash flow and fair value interest rate risk

The Group’s interest rate risk arises from liabilities in foreign currency such as foreign currency debentures. Debentures in foreign currency issued at variable rates expose the Group to cash flow interest rate risk which is partially offset by swap transactions. Debentures and borrowings issued at fixed rates expose the Group to fair value interest rate risk. The Group sets the policy and operates to minimize the uncertainty of the changes in interest rates and financial costs.

As at December 31, 2020 and 2019, if the market interest rate had increased/decreased by 100bp with other variables held constant, the effects on profit before income tax and equity would be as follows:

(in millions of Korean won)	Fluctuation of interest rate	Income before tax	Equity
2020.12.31	+ 10%	~~W~~973	~~W~~18,584
	- 10%	(973)	(19,377)
2019.12.31	+ 10%	~~W~~425	~~W~~14,764
	- 10%	(482)	(19,280)

The above analysis is a simple sensitivity analysis which assumes that all the variables other than market interest rates are held constant. Therefore, the analysis does not reflect any correlation between market interest rates and other variables, nor management’s decision to decrease the risk.

2)	Credit risk

Credit risk is the risk of financial loss to the Group if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the Group’s trade receivables from customers, debt securities and others.

•	Risk management

Credit risk is managed on the Group basis with the purpose of minimizing financial loss. Credit risk arises from the normal transactions and investing activities, where clients or other party fails to discharge an obligation on contract conditions. To manage credit risk, the Group considers the counterparty’s credit based on the counterparty’s financial conditions, default history and other important factors.

Credit risk arises from cash and cash equivalents, derivative financial instruments and deposits with banks and financial institutions, as well as outstanding receivables. To minimize such risk, only the financial institutions with strong credit ratings are accepted.

The Group’s investments in debt instruments are considered to be low risk investments. The credit ratings of the investments are monitored for credit deterioration.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

•	Security

For some trade receivables, the Group may obtain security in the form of guarantees or letters of credit, etc. which can be called upon if the counterparty is in default under the terms of the agreement.

•	Impairment of financial assets

The Group has four types of financial assets that are subject to the expected credit loss model:

•	trade receivables for sales of goods and provision of services,

•	contract assets relating to provision of services,

•	debt investments carried at fair value through other comprehensive income, and

•	other financial assets carried at amortized cost.

While cash equivalents are also subject to the impairment requirement, the identified impairment loss was immaterial.

The maximum exposure to credit risk of the Group’s financial instruments without considering value of collaterals as at December 31, 2020 and 2019, are as follows:

(in millions of Korean won)	December 31, 2020		December 31, 2019
Cash and cash equivalents (except for cash on hand)	~~W~~	2,625,581	~~W~~	2,226,608
Trade and other receivables
Financial assets at amortized costs		5,034,621		5,831,976
Financial assets at fair value through other comprehensive income		1,118,619		1,256,266
Contract assets		586,438		557,041
Other financial assets
Derivatives financial assets for hedging		7,684		58,576
Financial assets at fair value through profit or loss		680,453		541,657
Financial assets at fair value through other comprehensive income		6,570		7,086
Financial assets at amortized costs		671,068		441,804

Total	~~W~~	10,731,034	~~W~~	10,921,014

[1]	Total amount guaranteed by the Group according to the guarantee contracts.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

(i)	Trade and other receivables and contract assets

The Group applies a simplified method of recognizing the expected loss over its lifetime as a loss allowance for trade receivables and other receivables and contact assets.

The Group measures the expected credit loss by considering the future irrecoverability rate of the remaining balance of trade receivables and other receivables at the end of the reporting period. Each trade receivables and other receivables are classified considering the credit risk characteristics and overdue periods in order to measure expected credit loss. The expected credit loss rate calculation is based on historical payment and credit loss information in relation to revenue for 36 months period up to December 31, 2020.

(ii)	Cash equivalents (except for cash on hand)

The Group is also exposed to credit risk in relation to financial assets that are measured at fair value through profit or loss. The maximum exposure at the end of the reporting period is the carrying amount of these investments.

(iii)	Other financial assets at amortized costs

Other financial assets at amortized cost include time deposits, other long-term financial instruments and others. All of the financial assets at amortized costs are considered to have low credit risk, and the loss allowance recognized during the period was, therefore, limited to 12 months expected losses. Management consider ‘low credit risk’ for other instruments when they have a low risk of default and the issuer has a strong capacity to meet its contractual cash flow obligations in the near term.

(iv)	Financial assets at fair value through other comprehensive income

Financial assets at fair value through other comprehensive income include available-for-sale recognized in the prior financial year.

All of the debt investments at fair value through other comprehensive income are considered to have low credit risk, and the loss allowance recognized during the period was, therefore, limited to 12 months expected losses. Management consider ‘low credit risk’ for other instruments when they have a low risk of default and the issuer has a strong capacity to meet its contractual cash flow obligations in the near term.

The Group is also exposed to credit risk in relation to financial assets that are measured at fair value through other comprehensive income. The maximum exposure at the end of the reporting period is the carrying amount of these investments.

(v)	Financial assets at fair value through profit or loss

The Group is also exposed to credit risk in relation to financial assets that are measured at fair value through profit or loss. The maximum exposure at the end of the reporting period is the carrying amount of these investments.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

3)	Liquidity risk

The Group manages its liquidity risk by liquidity strategy and plans. The Group considers the maturity of financial assets and financial liabilities and the estimated cash flows from operations.

The table below analyzes the Group’s liabilities (including interest expenses) into relevant maturity groups based on the remaining period at the date of the end of each reporting period to the contractual maturity date. These amounts are contractual undiscounted cash flows and can differ from the amount in the financial statements.

	December 31, 2020
(in millions of Korean won)	Less than 1 year		1-5 years		More than 5 years		Total
Trade and other payables	~~W~~	6,587,796	~~W~~	730,758	~~W~~	258,255	~~W~~	7,576,809
Borrowings (including debentures)		1,573,944		4,373,534		2,258,360		8,205,838
Lease liabilities		336,024		658,501		190,907		1,185,432
Other non-derivative financial liabilities		574		131,242		—		131,816
Financial guarantee contracts [1]		22,422		—		—		22,422

Total	~~W~~	8,520,760	~~W~~	5,894,035	~~W~~	2,707,522	~~W~~	17,122,317

	December 31, 2019
(in millions of Korean won)	Less than 1 year		1-5 years		More than 5 years		Total
Trade and other payables	~~W~~	8,149,445	~~W~~	805,241	~~W~~	370,044	~~W~~	9,324,730
Borrowings (including debentures)		1,304,936		4,417,639		2,493,637		8,216,212
Lease liabilities		397,609		687,518		221,255		1,307,382
Other non-derivative financial liabilities		1,749		175,764		18,962		196,475
Financial guarantee contracts [1]		19,422		—		—		19,422

Total	~~W~~	9,873,161	~~W~~	6,087,162	~~W~~	3,103,898	~~W~~	19,064,221

[1]

Total amount guaranteed by the Group according to guarantee contracts. Cash flow from financial guarantee contracts is classified as the maturity group in the earliest period when the financial guarantee contracts can be executed.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

Cash outflow and inflow of derivatives settled gross or net are undiscounted contractual cash flow and can differ from the amount in the financial statements.

	December 31, 2020
(in millions of Korean won)	Less than 1 year		1-5 years		More than 5 years		Total
Outflows	~~W~~	248,300	~~W~~	2,179,046	~~W~~	498,619	~~W~~	2,925,965
Inflows		249,301		2,074,747		480,570		2,804,618

	December 31, 2019
(in millions of Korean won)	Less than 1 year		1-5 years		More than 5 years		Total
Outflows	~~W~~	650,497	~~W~~	1,602,513	~~W~~	507,947	~~W~~	2,760,957
Inflows		684,720		1,648,746		524,483		2,857,949

(2)	Capital Risk Management

The Group’s objectives when managing capital are to safeguard the Group’s ability to continue as a going concern in order to provide returns for shareholders and benefits for other shareholders and to maintain an optimal capital structure to reduce the cost of capital.

The Group’s capital structure consists of liabilities including borrowings, cash and cash equivalents, and shareholders’ equity. The treasury department monitors the Group’s capital structure and considers cost of capital and risks related each to capital component.

The debt-to-equity ratios as at December 31, 2020 and 2019, are as follows:

(in millions of Korean won)	December 31, 2020		December 31, 2019
Total liabilities	~~W~~	18,111,112	~~W~~	19,356,550
Total equity		15,551,433		15,183,548
Debt-to-equity ratio		116%		127%

The Group manages capital on the basis of the gearing ratio. This ratio is calculated as net debt divided by total capital. Net debt is calculated as total borrowings less cash and cash equivalents. Total capital is calculated as ‘equity’ in the statement of financial position plus net debt.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

The gearing ratios as at December 31, 2020 and 2019, are as follows:

(in millions of Korean won)	December 31, 2020		December 31, 2019
Total borrowings	~~W~~	7,316,298	~~W~~	7,298,867
Less: cash and cash equivalents		(2,634,624)		(2,305,894)

Net debt		4,681,674		4,992,973
Total equity		15,551,433		15,183,548
Total capital		20,233,107		20,176,521
Gearing ratio		23%		25%

(3)	Offsetting Financial Assets and Financial Liabilities

Details of the Group’s recognized financial assets subject to enforceable master netting arrangements or similar agreements are as follows:

	December 31, 2020
(in millions of Korean won)				Net amounts presented in
			Gross	the statement		Amounts not offset
	Gross assets		liabilities offset	of financial position		Financial instruments		Cash collateral		Net amount
Trade receivables	~~W~~	71,497	~~W~~ (1)	~~W~~	71,496	~~W~~	(67,421)	~~W~~	—	~~W~~	4,075

Total	~~W~~	71,497	~~W~~ (1)	~~W~~	71,496	~~W~~	(67,421)	~~W~~	—	~~W~~	4,075

(in millions of Korean won)	December 31, 2019
			Gross		Net amounts presented in the statement
							Amounts not offset
	Gross assets		liabilities offset		of financial position		Financial instruments		Cash collateral		Net amount
Trade receivables	~~W~~	66,487	~~W~~	(1)	~~W~~	66,486	~~W~~	(63,604)	~~W~~	—	~~W~~	2,882
Other financial assets		18,571		(13)		18,558		(18,526)		—		32

Total	~~W~~	85,058	~~W~~	(14)	~~W~~	85,044	~~W~~	(82,130)	~~W~~	—	~~W~~	2,914

Netting arrangements with reference to the offers of telecommunication facility interconnection, sharing data, and others among telecommunication companies.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

The Group’s recognized financial liabilities subject to enforceable master netting arrangements or similar agreements are as follows:

	December 31, 2020
(in millions of Korean won)	Gross liabilities		Gross assets Offset		Net amounts presented in the statement of financial position		Amounts not offset				Net amount
							Financial instruments		Cash collateral
Trade payables	~~W~~	69,361	~~W~~	—	~~W~~	69,361	~~W~~	(67,421)	~~W~~	—	~~W~~	1,940
Other financial liabilities		1		(1)		—		—		—		—

Total	~~W~~	69,362	~~W~~	(1)	~~W~~	69,361	~~W~~	(67,421)	~~W~~	—	~~W~~	1,940

	December 31, 2019
(in millions of Korean won)	Gross liabilities		Gross assets Offset		Net amounts presented in the statement of financial position		Amounts not offset				Net amount
							Financial instruments		Cash collateral
Trade payables	~~W~~	65,669	~~W~~	(13)	~~W~~	65,656	~~W~~	(63,628)	~~W~~	—	~~W~~	2,028
Other financial liabilities		18,509		(1)		18,508		(18,502)		—		6

Total	~~W~~	84,178	~~W~~	(14)	~~W~~	84,164	~~W~~	(82,130)	~~W~~	—	~~W~~	2,034

Netting arrangements with reference to the offers of telecommunication facility interconnection, sharing data, and others among telecommunication companies.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

39.	Fair Value

(1)	Fair Value of Financial Instruments by Category

Carrying amount and fair value of financial instruments by category as at December 31, 2020 and 2019, are as follows:

	December 31, 2020				December 31, 2019
(in millions of Korean won)	Carrying amount		Fair value		Carrying amount		Fair value
Financial assets
Cash and cash equivalents	~~W~~	2,634,624		[1]	~~W~~	2,305,894		[1]
Trade and other receivables
Financial assets measured at amortized cost [2]		4,976,423		[1]		5,796,207		[1]
Financial assets at fair value through other comprehensive income		1,118,619	1,118,619			1,256,266	1,256,266
Other financial assets
Financial assets measured at amortized cost		671,068		[1]		441,804		[1]
Financial assets at fair value through profit or loss		809,919	809,919			632,324	632,324
Financial assets at fair value through other comprehensive income		258,516	258,516			557,342	557,342
Derivative financial assets for hedging		7,684	7,684			58,576	58,576

Total	~~W~~	10,476,853			~~W~~	11,048,413

Financial liabilities
Trade and other payables	~~W~~	7,017,639		[1]	~~W~~	8,679,697		[1]
Borrowings		7,316,298		[1]		7,298,867		[1]
Other financial liabilities
Financial liabilities at amortized cost		132,558		[1]		129,945		[1]
Financial liabilities at fair value through profit or loss		2,682	2,682			38	38
Derivative financial liabilities for hedging		127,929	127,929			20,096	20,096

Total	~~W~~	14,597,106			~~W~~	16,128,643

[1]	The Group did not conduct fair value estimation since the book amount is a reasonable approximation of the fair value.
[2]	With the application of Korean IFRS 1107, lease receivables is excluded from fair value disclosure.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

(2)	Fair Value Hierarchy

To provide an indication about the reliability of the inputs used in determining fair value, the Group classifies its financial instruments into the three levels prescribed under the accounting standards. Financial instruments that are measured at fair value are categorized by the fair value hierarchy, and the defined levels are as follows:

•

Level 1: The fair value of financial instruments traded in active markets is based on quoted market prices at the end of the reporting period. The quoted market price used for financial assets held by the Group is the current bid price. These instruments are included in level 1.

•

Level 2: The fair value of financial instruments that are not traded in an active market is determined using valuation techniques which maximize the use of observable market data and rely as little as possible on entity-specific estimates. If all significant inputs required to fair value an instrument are observable, the instrument is included in level 2.

•	Level 3: If one or more of the significant inputs is not based on observable market data, the instrument is included in level 3.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

Fair value hierarchy classifications of the financial assets and financial liabilities that are measured at fair value or its fair value is disclosed as at December 31, 2020 and 2019, are as follows:

	December 31, 2020
(in millions of Korean won)	Level 1		Level 2		Level 3		Total
Assets
Trade and other receivables
Financial assets at fair value through other comprehensive income	~~W~~	—	~~W~~	1,118,619	~~W~~	—	~~W~~	1,118,619
Other financial assets
Financial assets at fair value through profit or loss		46,449		330,961		432,509		809,919
Financial assets at fair value through other comprehensive income		5,606		202,121		50,789		258,516
Derivative financial assets for hedging		—		7,684		—		7,684
Investment properties		—		—		2,645,482		2,645,482

Total	~~W~~	52,055	~~W~~	1,659,385	~~W~~	3,128,780	~~W~~	4,840,220

Liabilities
Other financial liabilities
Financial liabilities at fair value through profit or loss	~~W~~	—	~~W~~	45	~~W~~	2,637	~~W~~	2,682
Derivative financial liabilities for hedging		—		123,735		4,194		127,929

Total	~~W~~	—	~~W~~	123,780	~~W~~	6,831	~~W~~	130,611

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

	December 31, 2019
(in millions of Korean won)	Level 1		Level 2		Level 3		Total
Assets
Trade and other receivables
Financial assets at fair value through other comprehensive income	~~W~~	—	~~W~~	1,256,266	~~W~~	—	~~W~~	1,256,266
Other financial assets
Financial assets at fair value through profit or loss		232		136,951		495,141		632,324
Financial assets at fair value through other comprehensive income		6,738		508,550		42,054		557,342
Derivative financial assets for hedging		—		40,788		17,788		58,576
Investment properties		—		—		2,304,583		2,304,583

Total	~~W~~	6,970	~~W~~	1,942,555	~~W~~	2,859,566	~~W~~	4,809,091

Liabilities
Other financial liabilities
Financial liabilities at fair value through profit or loss	~~W~~	—	~~W~~	38	~~W~~	—	~~W~~	38
Derivative financial liabilities for hedging		—		20,096		—		20,096

Total	~~W~~	—	~~W~~	20,134	~~W~~	—	~~W~~	20,134

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

(3)	Transfers Between Fair Value Hierarchy Levels of Recurring Fair Value Measurements

There are no transfers between Level 1 and Level 2 of the fair value hierarchy for the recurring fair value measurements.

Details of changes in Level 3 of the fair value hierarchy for the recurring fair value measurements are as follows:

(in millions of Korean won)	2020
	Financial assets				Financial liabilities
	Financial assets at fair value through profit or loss		Financial assets at fair value through other comprehensive income		Financial liabilities at fair value through profit or loss		Derivative financial assets (liabilities) for hedging
Beginning balance	~~W~~	495,141	~~W~~	42,054	~~W~~	—	~~W~~	(17,788)
Acquisition		374,259		13,142		2,798		—
Reclassification		208		—		—		—
Disposal		(451,663)		(571)		—		—
Amount recognized in profit or loss		14,564		(428)		(161)		29,345
Amount recognized in other comprehensive income		—		(3,408)		—		(7,363)

Ending balance	~~W~~	432,509	~~W~~	50,789	~~W~~	2,637	~~W~~	4,194

(in millions of Korean won)	2019
	Financial assets				Financial liabilities
	Financial assets at fair value through profit or loss		Financial assets at fair value through other comprehensive income		Derivative financial assets (liabilities) for hedging		Financial liabilities at fair value through profit or loss
Beginning balance	~~W~~	163,600	~~W~~	311,536	~~W~~	(10,183)	~~W~~	7,758
Acquisition		584,671		6,081		—		—
Reclassification		225,873		(444,782)		—		—
Disposal		(485,419)		(941)		—		(9,734)
Amount recognized in profit or loss		6,416		—		14,462		1,976
Amount recognized in other comprehensive income		—		170,160		13,509		—

Ending balance	~~W~~	495,141	~~W~~	42,054	~~W~~	17,788	~~W~~	—

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

(4)	Valuation Technique and the Inputs

Valuation techniques and inputs used in the recurring, non-recurring fair value measurements and disclosed fair values categorized within Level 2 and Level 3 of the fair value hierarchy as at December 31, 2020 and 2019, are as follows:

	December 31, 2020
(in millions of Korean won)	Fair value		Level	Valuation techniques
Assets
Trade and other receivables
Financial assets at fair value through other comprehensive income	~~W~~	1,118,619	2	DCF Model
Other financial assets
Financial assets at fair value through profit or loss		763,470	2,3	DCF Model, Adjusted net asset model
Financial assets at fair value through other comprehensive income		252,910	2,3	DCF Model, Comparable Company Analysis
Derivative financial assets for hedging		7,684	2	DCF Model
Investment properties		2,676,036	3	DCF Model
Liabilities
Other financial liabilities
Financial liabilities at fair value through profit or loss	~~W~~	2,682	2,3	DCF Model, Binomial Option Pricing Model
Derivative financial liabilities for hedging		127,929	2,3	Hull-White model, DCF Model

	December 31, 2019
(in millions of Korean won)	Fair value		Level	Valuation techniques
Assets
Trade and other receivables
Financial assets at fair value through other comprehensive income	~~W~~	1,256,266	2	DCF Model
Other financial assets
Financial assets at fair value through profit or loss		632,092	2,3	DCF Model, Adjusted net asset model
Financial assets at fair value through other comprehensive income		550,604	2,3	DCF Model, Comparable Company Analysis
Derivative financial assets for hedging		58,576	2,3	Hull-White model, DCF Model
Investment properties		2,304,583	3	DCF Model
Liabilities
Other financial liabilities
Financial liabilities at fair value through profit or loss	~~W~~	38	2	DCF Model
Derivative financial liabilities for hedging		20,096	2,3	DCF Model

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

(5)	Valuation Processes for Fair Value Measurements Categorized Within Level 3

The Group uses external experts that perform the fair value measurements required for financial reporting purposes. External experts report directly to the chief financial officer (CFO), and discusses valuation processes and results with the CFO in line with the Group’s closing dates.

(6)	Gains and Losses on Valuation at the Transaction Date

In the case that the Group values derivative financial instruments using inputs not based on observable market data, and the fair value calculated by the said valuation technique differs from the transaction price, then the fair value of the financial instruments is recognized as the transaction price. The difference between the fair value at initial recognition and the transaction price is deferred and amortized using a straight-line method by maturity of the financial instrument. However, in the case that inputs of the valuation techniques become observable in markets, the remaining deferred difference is immediately recognized in full in profit for the year.

In relation to this, details and changes of the total deferred difference for the years ended December 31, 2020 and 2019, are as follows:

	2020				2019
(in millions of Korean won)	Derivatives used for hedging		Derivative held for trading		Derivatives used for hedging		Derivative held for trading
I. Beginning balance	~~W~~	3,682	~~W~~	—	~~W~~	5,107	~~W~~	(2,824)
II. New transactions		—		—		—		—
III. Recognized at fair value through profit or loss		(1,425)		—		(1,425)		2,824

IV. Ending balance (I+II+III)	~~W~~	2,257	~~W~~	—	~~W~~	3,682	~~W~~	—

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

40.	Interests in Unconsolidated Structured Entities

Details of information about its interests in unconsolidated structured entities, which the Group does not have control over, including the nature, purpose and activities of the structured entity and how the structured entity is financed, are as follows:

Classes of entities	Nature, purpose, activities and others

Real estate finance	A structured entity incorporated for the purpose of real estate development is provided with funds by investors’ investments in equity and borrowings from financial institutions (including long-term and short-term loans and issuance of ABCP due in three months), and based on these, the structured entity implements activities such as real estate acquisition, development and mortgage loans. The structured entity repays loan principals with funds incurred from instalment house sales after the completion of real estate development or with collection of the principal of mortgage loan. The remaining shares are distributed to investors. As at December 31, 2020, this entity is engaged in real estate finance structured entity, and generates revenues by receiving dividends from direct investments in or receiving interests on loans to the structured entity. Financial institutions, including the Entity, are provided with guarantees including joint guarantees or real estate collateral from investors and others. Consequently, the entity is a priority over other parties in the preservation of claim. However, when the credit rating of investors and others decreases or when the value of real estate decreases, the entity may be obliged to cover losses.

PEF and investment funds	Minority investors including managing members contribute to PEF and investment funds incorporated for the purpose of providing funds to the small, medium, or venture entities, and the managing member implements activities such as investments in equity or loans based on the contributions. As at December 31, 2020, the entity is engaged in PEF and investment funds structured entity, and after contributing to PEF and investment funds, the entity receives dividends for operating revenues from these contributions. The entity is provided with underlying assets of PEF and investment funds as collateral. However, when the value of the underlying assets decreases, the entity may be obliged to cover losses.

M&A finance	A structured entity incorporated for the purpose of supporting a certain group’s financial structure improvement or acquiring equity or convertible bonds is provided with funds by investors’ investments in equity and long-term or short-term borrowings from financial institutions, and based on these, the structured entity acquires shares held by the entity, which has plans to improve its financial structure, or to dispose convertible bonds and others. The structured entity repays loan principals with funds incurred from disposals of holding shares after a certain period. The remaining shares are distributed to investors. As at December 31, 2020, the entity is engaged in M&A finance structured entity, and receives interests. Financial institutions are provided with guarantees including joint guarantees or shares subject to M&A from investors and others. Consequently, the entity is a priority over other parties in the preservation of claim. However, when the credit rating of investors and others decreases or when the value of shares provided as collateral decreases, the Group may be obliged to cover losses.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

Asset securitization	The Group transfers accounts receivable for handset sales to its Special Purpose Company (“SPC”) for asset securitization. SPC issues the asset-backed securities with accounts receivable for handset sales as an underlying asset, and makes payment for the underlying asset acquired.

Other	There are other structured entity types, which the entity is engaged in, such as shipping finance, SPAC and others. Interest income is realized from the entity’s loans to the relevant structured entity. When the credit rating of the shipping group decreases, or the value of vessels decreases, the entity may be obliged to cover losses. When SPAC is listed or merged after the entity invests in shares or convertible bonds issued by the relevant structured entity, revenues are realized from disposal of the shares of the convertible bonds. However, the entity may be obliged to cover losses when SPAC is liquidated if the SPAC is not listed or merged.

Details of scale of unconsolidated structured entities and nature of the risks associated with an entity’s interests in unconsolidated structured entities as at December 31, 2020 and 2019, are as follows:

(in millions of Korean won)	December 31, 2020
	Real Estate Finance		PEF and Investment Funds		Asset Securitization		Total
Total assets of unconsolidated structured entities	~~W~~	2,004,869	~~W~~	4,380,534	~~W~~	2,152,412	~~W~~	8,537,815
Assets recognized in statement of financial position
Other financial assets	~~W~~	29,874	~~W~~	128,332	~~W~~	—	~~W~~	158,206
Joint ventures and associates		51,607		219,753		—		271,360

Total	~~W~~	81,481	~~W~~	348,085	~~W~~	—	~~W~~	429,566

Maximum loss exposure [1]
Investment assets	~~W~~	81,481	~~W~~	348,085	~~W~~	—	~~W~~	429,566
Cash deficiency support		—		29,130		—		29,130

Total	~~W~~	81,481	~~W~~	377,215	~~W~~	—	~~W~~	458,696

[1]

Includes the investments recognized in the Group’s financial statements and the amounts which are probable to be determined when certain conditions are met by agreements including purchase agreements, credit granting and others.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

(in millions of Korean won)	December 31, 2019
	Real Estate Finance		PEF and Investment Funds		Asset Securitization		Total
Total assets of unconsolidated structured entities	~~W~~	1,595,895	~~W~~	4,060,992	~~W~~	2,562,931	~~W~~	8,219,818
Assets recognized in statement of financial position
Other financial assets	~~W~~	15,816	~~W~~	100,496	~~W~~	—	~~W~~	116,312
Joint ventures and associates		8,542		192,022		—		200,564

Total	~~W~~	24,358	~~W~~	292,518	~~W~~	—	~~W~~	316,876

Maximum loss exposure [1]
Investment assets	~~W~~	24,358	~~W~~	292,518	~~W~~	—	~~W~~	316,876

Total	~~W~~	24,358	~~W~~	292,518	~~W~~	—	~~W~~	316,876

[1]

Includes the investments recognized in the Group’s financial statements and the amounts which are probable to be determined when certain conditions are met by agreements including purchase agreements, credit granting and others.

41.	Information About Non-Controlling Interests

(1)	Changes in Accumulated Non-Controlling Interests

Profit or loss allocated to non-controlling interests and accumulated non-controlling interests of subsidiaries that are material to the Group for the years ended December 31, 2020 and 2019, is as follows:

(in millions of Korean won)	2020
	Non-controlling interests’ rate (%)	Accumulated non-controlling interests at the beginning of the year		Profit or loss allocated to non-controlling interests		Dividends paid to non-controlling interests		Others		Accumulated non-controlling interests at the end of the year
KT Skylife Co., Ltd.	49.7%	~~W~~	375,906	~~W~~	22,171	~~W~~	(8,279)	~~W~~	(898)	~~W~~	388,900
BC Card Co., Ltd.	30.5%		417,475		9,899		(22,787)		7,239		411,826
KT Powertel Co., Ltd.	55.2%		54,276		2,151		(478)		(202)		55,747
KT Hitel Co.,Ltd.	32.9%		54,709		(1,840)		—		(2,563)		50,306

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

(in millions of Korean won)	2019
	Non-controlling interests’ rate (%)	Accumulated non-controlling interests at the beginning of the year		Profit or loss allocated to non-controlling interests		Dividends paid to non-controlling interests		Others		Accumulated non-controlling interests at the end of the year
KT Skylife Co., Ltd.	49.7%	~~W~~	374,150	~~W~~	10,029	~~W~~	(8,279)	~~W~~	6	~~W~~	375,906
BC Card Co., Ltd.	30.5%		345,547		37,795		(18,900)		53,033		417,475
KT Powertel Co., Ltd.	55.2%		52,865		1,751		—		(340)		54,276
KT Hitel Co.,Ltd.	32.9%		52,336		1,720		—		653		54,709

(2)	Summarized Financial Information on Subsidiaries

The summarized financial information for each subsidiary with non-controlling interests that are material to the Group before inter-group eliminations is as follows:

Summarized consolidated statements of financial position as at December 31, 2020 and 2019, are as follows:

(in millions of Korean won)	December 31, 2020
	KT Skylife Co., Ltd.		BC Card Co., Ltd.		KT Powertel Co., Ltd.		KT Hitel Co., Ltd.
Current assets	~~W~~	480,450	~~W~~	1,785,914	~~W~~	90,056	~~W~~	140,948
Non-current assets		439,026		1,298,484		29,638		148,001
Current liabilities		153,236		1,602,667		17,045		74,045
Non-current liabilities		21,803		176,083		1,788		18,554
Equity		744,437		1,305,648		100,861		196,350

(in millions of Korean won)	December 31, 2019
	KT Skylife Co., Ltd.		BC Card Co., Ltd.		KT Powertel Co., Ltd.		KT Hitel Co., Ltd.
Current assets	~~W~~	459,077	~~W~~	2,580,634	~~W~~	86,465	~~W~~	115,694
Non-current assets		389,199		1,332,348		31,587		164,124
Current liabilities		123,506		2,452,219		17,757		62,378
Non-current liabilities		19,333		142,013		2,009		12,391
Equity		705,437		1,318,750		98,286		205,049

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

Summarized consolidated statements of comprehensive income for the years ended December 31, 2020 and 2019, are as follows:

(in millions of Korean won)	2020
	KT Skylife Co., Ltd.		BC Card Co., Ltd.		KT Powertel Co., Ltd.		KT Hitel Co., Ltd.
Sales	~~W~~	698,715	~~W~~	3,386,364	~~W~~	65,564	~~W~~	349,404
Profit for the year		58,190		39,455		3,809		2,080
Other comprehensive income (loss)		(2,543)		22,341		(368)		(10,780)
Total comprehensive income		55,647		61,796		3,442		(8,700)

(in millions of Korean won)	2019
	KT Skylife Co., Ltd.		BC Card Co., Ltd.		KT Powertel Co., Ltd.		KT Hitel Co., Ltd.
Sales	~~W~~	694,637	~~W~~	3,536,523	~~W~~	62,710	~~W~~	322,321
Profit for the year		56,008		115,885		3,085		1,426
Other comprehensive income (loss)		(72)		173,237		(616)		(3,266)
Total comprehensive income		55,936		289,122		2,469		(1,840)

Summarized consolidated statements of cash flows for the years ended December 31, 2020 and 2019, are as follows:

(in millions of Korean won)	2020
	KT Skylife Co., Ltd.		BC Card Co., Ltd.		KT Powertel Co., Ltd.		KT Hitel Co., Ltd.
Cash flows from operating activities	~~W~~	160,934	~~W~~	(119,163)	~~W~~	6,011	~~W~~	62,521
Cash flows from investing activities		(105,293)		58,042		(3,353)		(58,186)
Cash flows from financing activities		(19,650)		22,790		(1,515)		(1,856)
Net increase (decrease) in cash and cash equivalents		35,991		(38,331)		1,143		2,479
Cash and cash equivalents at beginning of year		63,850		279,162		6,217		37,043
Exchange differences		(7)		(247)		—		(83)
Cash and cash equivalents at end of the year		99,834		240,584		7,360		39,439

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

(in millions of Korean won)	2019
	KT Skylife Co., Ltd.		BC Card Co., Ltd.		KT Powertel Co., Ltd.		KT Hitel Co., Ltd.
Cash flows from operating activities	~~W~~	152,549	~~W~~	429,331	~~W~~	780	~~W~~	49,870
Cash flows from investing activities		(101,594)		(419,894)		(9,525)		(50,138)
Cash flows from financing activities		(18,833)		(5,744)		(687)		(1,860)
Net increase (decrease) in cash and cash equivalents		32,122		3,693		(9,432)		(2,128)
Cash and cash equivalents at beginning of year		31,728		275,089		15,649		39,186
Exchange differences		—		380		—		(15)
Cash and cash equivalents at end of the year		63,850		279,162		6,217		37,043

(3)	Transactions with Non-Controlling Interests

The effect of changes in the ownership interest on the equity attributable to owners of the Group during 2020 and 2019 is summarized as follows:

(in millions of Korean won)	2020		2019
Carrying amount of non-controlling interests acquired	~~W~~	1,750	~~W~~	(9,566)
Consideration paid to non-controlling interests		9,878		484

Effect of changes in equity (net amount)	~~W~~	11,628	~~W~~	(9,082)

42.	Business Combination

The Controlling Company acquired 1,400,000 shares (59.8%) of KT Engineering Co., Ltd. (formerly KT ENG Core) and 940,000 shares (40.2%) of KT Estate, a subsidiary of the Group, to cultivate an engineering company in the group through early normalization and termination of corporate rehabilitation of KT Engineering Co., Ltd. (formerly KT ENG Core). Through these transactions, KT Engineering Co., Ltd. (formerly KT ENG Core Co., Ltd.) was included as a subsidiary, and it was accounted for in accordance with Korean IFRS 1103 Business Combination.

As a result of applying the acquisition method, identifiable intangible assets of ~~W~~ 3 million and goodwill of ~~W~~ 407 million were generated.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

As of the acquisition date of control, the total consideration transferred, the recognized amount of assets acquired and liabilities acquired by major types, and calculation details of goodwill are as follows:

(in millions of Korean won)
Division	Amount
Total transfer cost (a)	~~W~~	46,800
Recognized amount of assets acquired and liabilities assumed (b)[1]		46,393
Cash and cash equivalents		57,845
Trade and other receivable		95,814
Other financial assets		3,110
Other assets		14,021
Inventories		1,521
Property and equipment		3,128
Intangible assets		410
Trade and other payables		(105,964)
Other liabilities		(4,815)
Current income tax liabilities		(3,664)
Other provisions		(13,745)
Retirement benefit liabilities		(1,268)
Goodwill (a-b)		407

[1]	Assets acquired and liabilities acquired in accordance with Korean IFRS Business Combination are measured at fair value.

As at December 31, 2020, goodwill is subject to change as the underwriting results of fair value valuation of identifiable asset liabilities for allocation of consideration has not been confirmed.

After the acquisition of control, operating income included in the consolidated statement before the removal of intercompany transactions is ~~W~~ 239,847 million and net loss is ~~W~~ 1,948 million. Had KT Engineering (KT ENGCORE Co., Ltd.) consolidated on January 1, 2020, the operating income that would be included is ~~W~~ 335,507 million and the net loss for the year is ~~W~~ 8,461 million.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

43.	Changes in Accounting Policies – Determination of Lease Term Considering Economic Penalty

From January 1, 2020, the Group has changed its accounting policy by adopting accounting treatments in accordance with agenda decisions for ‘Lease Term and Useful Life of Leasehold Improvements’ issued by IFRS Interpretations Committee on December 16, 2019. The Group determines the lease term as the non-cancellable period of a lease, together with both (a) periods covered by an option to extend the lease if the lessee is reasonably certain to exercise that option; and (b) periods covered by an option to terminate the lease if the lessee is reasonably certain not to exercise that option. When the lessee and the lessor each has the right to terminate the lease without permission from the other party, the Group should consider a termination penalty in determining the period for which the contract is enforceable. The changes in accounting policy have been adopted retrospectively in accordance with Korean IFRS 1108 Accounting Policies, Changes in Accounting Estimates and Errors, and comparatives for the 2019 financial year have been adjusted.

In relation to the changes in accounting policy, the adjusted amounts recognized in each line items in the financial statements are as follows:

Statements of financial position

(in millions of Korean won)	December 31, 2020						December 31, 2019
	Amount based on previous policy		Adjustment		Amount based on changed policy		Previously reported amount		Adjustment		Adjusted amount
Current assets
Prepaid expenses	~~W~~	61,930	~~W~~	(2,119)	~~W~~	59,811	~~W~~	76,036	~~W~~	(1,026)	~~W~~	75,010
Non-current assets
Right-of-use assets		585,034		632,145		1,217,179		788,497		479,832		1,268,329

Total assets	~~W~~	1,992,631	~~W~~	630,026	~~W~~	2,622,657	~~W~~	2,253,989	~~W~~	478,806	~~W~~	2,732,795

Current liabilities
Lease liabilities	~~W~~	281,961	~~W~~	63,263	~~W~~	354,224	~~W~~	355,833	~~W~~	36,600	~~W~~	392,433
Non-current liabilities
Lease liabilities		231,884		566,532		798,416		373,307		445,612		818,919

Total liabilities	~~W~~	513,845	~~W~~	629,795	~~W~~	1,143,640	~~W~~	729,140	~~W~~	482,212	~~W~~	1,211,352

Net assets
Retained earnings	~~W~~	12,155,188	~~W~~	232	~~W~~	12,155,420	~~W~~	11,637,186	~~W~~	(3,406)	~~W~~	11,633,780

Total equity	~~W~~	12,155,188	~~W~~	232	~~W~~	12,155,420	~~W~~	11,637,186	~~W~~	(3,406)	~~W~~	11,633,780

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

Statements of profit or loss

(in millions of Korean won)	2020						2019
	Amount based on previous policy		Adjustment		Amount based on changed policy		Previously reported amount		Adjustment		Adjusted amount
Operating expenses	~~W~~	22,739,623	~~W~~	(7,063)	~~W~~	22,732,560	~~W~~	23,190,999	~~W~~	(8,501)	~~W~~	23,182,498
Other Income		335,457		5,796		341,253		259,431		—		259,431
Other expenses		559,576		—		559,576		429,979		1,705		431,684
Finance Income		498,614		—		498,614		424,395		—		424,395
Finance cost		498,161		9,222		507,383		421,931		10,202		432,133
Income tax expense		271,664		—		271,664		310,329		—		310,329
Profit for the year		699,755		3,637		703,392		669,348		(3,406)		665,942
Basic earnings per share		2,669		15		2,684		2,526		(14)		2,512
Diluted earnings per share		2,665		15		2,683		2,524		(14)		2,510

With the initial adoption of Korean IFRS 1116 Lease, right-of-use assets and lease liabilities increased by ~~W~~ 899,783 million and ~~W~~ 643,375 million, respectively, as at January 1, 2019. In consideration of the economic penalties to be incurred from the contractual obligations, changes in accounting policy in relation to lease term resulted in an additional increase to the beginning balance of right-of-use assets and lease liabilities, by the amount of ~~W~~ 128,035 million and ~~W~~ 128,035 million, respectively, for the year as at January 1, 2019 (Note 35).

44.	Events After the Reporting Period

The Group has issued the following bonds since the end of the reporting period.

Type	Issued date	Face value (in millions of Korean won)		Interest rate	Redemption date
The 194-1st Public bond	Jan. 27, 2021	~~W~~	130,000	1.127%	Jan. 26, 2024
The 194-2nd Public bond	Jan. 27, 2021		140,000	1.452%	Jan. 27, 2026
The 194-3nd Public bond	Jan. 27, 2021		50,000	1.849%	Jan. 27, 2031
The 194-4nd Public bond	Jan. 27, 2021		80,000	1.976%	Jan. 25, 2041

KT Corporation

Separate Financial Statements

December 31, 2020 and 2019

KT Corporation

Index

December 31, 2020 and 2019

Independent Auditor’s Report

(English Translation of a Report Originally Issued in Korean)

To the Board of Directors and Shareholders of

KT Corporation

Opinion

We have audited the accompanying separate financial statements of KT Corporation (the Company), which comprise the separate statements of financial position as at December 31, 2020 and 2019, and the separate statements of profit or loss, separate statements of comprehensive income, separate statements of changes in equity and separate statements of cash flows for the years then ended, and notes to the separate financial statements, including a summary of significant accounting policies.

In our opinion, the accompanying separate financial statements present fairly, in all material respects, the separate financial position of the Company as at December 31, 2020 and 2019, and its separate financial performance and its separate cash flows for the years then ended in accordance with International Financial Reporting Standards as adopted by the Republic of Korea (Korean IFRS).

We also have audited, in accordance with Korean Standards on Auditing, the Company’s Internal Control over Financial Reporting as of December 31, 2020, based on Conceptual Framework for Designing and Operating Internal Control over Financial Reporting, and our report dated March 9, 2021 expressed an unqualified opinion.

Basis for Opinion

We conducted our audits in accordance with Korean Standards on Auditing. Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Financial Statements section of our report. We are independent of the Company in accordance with the ethical requirements of the Republic of Korea that are relevant to our audit of the separate financial statements and we have fulfilled our other ethical responsibilities in accordance with the ethical requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Emphasis of Matter

Without modifying our opinion, we draw attention to Note 2.2 and Note 38 to the separate financial statements. As discussed in Note 2.2 and Note 38, changes in accounting policy in relation to lease term have been adopted retrospectively and the Company’s separate financial statements for the year ended December 31, 2019, presented herein for comparative purposes, were adjusted.

Key Audit Matters

Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the separate financial statements of the current period. These matters were addressed in the context of our audit of the separate financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters.

Samil PricewaterhouseCoopers, 100 Hangang-daero, Yongsan-gu, Seoul 04386, Korea, www.samil.com

1

(1)	Cash-Generating Unit Impairment Assessment

•	Why the matter was determined to be a key audit matter

As described in Note 2.15 in the separate financial statements, the Company assesses whether indicators of impairment on assets exist at the end of every reporting period in accordance with Korean IFRS 1036, and tests for impairment whenever there is an impairment indicator. Given that there is a significant difference between the market value of the Company and the total net assets of the Company, the Company determined that indicators of impairment on the cash-generating units (“the CGUs”) with respect to the wire, wireless, and corporate business existed as at December 31, 2020. Management completed an impairment assessment, and no impairment loss was recognized as the recoverable amount of each of the CGUs exceeds their respective carrying amounts.

To determine the recoverable amounts of the CGUs, the Company estimated future cash flows which reflected forecast information such as the number of users for communication services, average profit per user (“ARPU”), and other assumptions. Another critical assumption was the determination of a discount rate to apply to these forecasted future cash flows. Significant judgment is used by management in determining these key assumptions.

The carrying amounts of assets allocated to each of the CGUs are material in the separate financial statements. Management’s assumptions have a significant impact on determining the recoverable amounts. This results in a high degree of judgement, effort and specialized knowledge being used by management. Therefore, we determined that the impairment assessment of assets allocated to each of the aforementioned CGUs as a key audit matter.

•	How the matter was addressed in the audit:

We have performed the following audit procedures to address the above key audit matter:

•	We obtained an understanding of the Company’s procedures for asset impairment assessment and evaluated relevant internal controls.

•	We obtained an understanding of the Company’s procedures to identify the CGUs and evaluated relevant internal controls.

•	We evaluated the appropriateness of valuation models used by management to estimate the recoverable amounts.

•	We evaluated the appropriateness of internal and external information used by management to estimate the recoverable amounts.

•	We assessed the consistency of key assumptions used by management to estimate the recoverable amounts, by comparing the historical results, current market conditions and future business plans.

•	We used independent auditor’s experts to assess management’s valuation models and assumptions.

2

Responsibilities of Management and Those Charged with Governance for the Financial Statements

Management is responsible for the preparation and fair presentation of the separate financial statements in accordance with Korean IFRS, and for such internal control as management determines is necessary to enable the preparation of separate financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the separate financial statements, management is responsible for assessing the Company’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Company or to cease operations.

Those charged with governance are responsible for overseeing the Company’s financial reporting process.

Auditor’s Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the separate financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Korean Standards on Auditing will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these separate financial statements.

As part of an audit in accordance with Korean Standards on Auditing, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

•

Identify and assess the risks of material misstatement of the separate financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

•	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

•

Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the separate financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Company to cease to continue as a going concern.

•

Evaluate the overall presentation, structure and content of the separate financial statements, including the disclosures, and whether the separate financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

3

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

From the matters communicated with those charged with governance, we determine those matters that were of most significance in the audit of the separate financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditor’s report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

The engagement partner on the audit resulting in this independent auditor’s report is Jin-Kyu Lee, Certified Public Accountant.

Seoul, Korea

March 9, 2021

This report is effective as of March 9, 2021, the audit report date. Certain subsequent events or circumstances, which may occur between the audit report date and the time of reading this report, could have a material impact on the accompanying separate financial statements and notes thereto. Accordingly, the readers of the audit report should understand that there is a possibility that the above audit report may have to be revised to reflect the impact of such subsequent events or circumstances, if any.

4

KT Corporation

Separate Statements of Financial Position

December 31, 2020 and 2019

(in millions of Korean won)
	Notes	December 31, 2020		December 31, 2019
Assets

Current assets
Cash and cash equivalents	4,5	~~W~~	1,541,210	~~W~~	1,328,397
Trade and other receivables, net	4,6		3,127,040		3,231,008
Other financial assets	4,7		268,046		100,830
Inventories, net	8		353,310		477,138
Current income tax assets			—		64,967
Current assets held-for-sale	10		—		82,865
Other current assets	9		1,866,128		1,950,038

Total current assets			7,155,734		7,235,243

Non-current assets
Trade and other receivables, net	4,6		1,080,282		1,063,440
Other financial assets	4,7		180,780		179,240
Property and equipment, net	11		11,999,717		11,447,952
Right-of-use assets	21		1,152,153		1,194,800
Investment properties, net	12		735,563		769,019
Intangible assets, net	13		1,583,456		2,239,882
Investments in subsidiaries, associates and joint ventures	14		3,505,017		3,501,391
Other non-current assets	9		635,224		581,693

Total non-current assets			20,872,192		20,977,417

Total assets		~~W~~	28,027,926	~~W~~	28,212,660

The above separate statements of financial position should be read in conjunction with the accompanying notes.

5

KT Corporation

Separate Statements of Financial Position

December 31, 2020 and 2019

(in millions of Korean won)
		December 31, 2020		December 31, 2019
Liabilities

Current liabilities
Trade and other payables	4,15	~~W~~	4,276,962	~~W~~	4,729,682
Borrowings	4,16		1,228,777		1,052,526
Current income tax liabilities	30		76,036		—
Provisions	17		152,971		167,729
Deferred income			53,836		45,754
Other current liabilities	9		819,385		805,561

Total current liabilities			6,607,967		6,801,252

Non-current liabilities
Trade and other payables	4,15		738,275		1,028,886
Borrowings	4,16		5,716,991		5,975,514
Other financial liabilities	4,7		120,349		18,632
Net defined benefit liabilities	18		270,290		274,598
Provisions	17		79,774		69,990
Deferred income	26		141,554		91,703
Deferred income tax liabilities	30		271,454		206,440
Other non-current liabilities	9		877,715		852,349

Total non-current liabilities			8,216,402		8,518,112

Total liabilities			14,824,369		15,319,364

Equity
Share capital	22		1,564,499		1,564,499
Share premium			1,440,258		1,440,258
Retained earnings	23		11,233,714		10,866,582
Accumulated other comprehensive income	24		42,906		23,449
Other components of equity	24		(1,077,820)		(1,001,492)

Total equity			13,203,557		12,893,296

Total liabilities and equity		~~W~~	28,027,926	~~W~~	28,212,660

The above separate statements of financial position should be read in conjunction with the accompanying notes.

6

KT Corporation

Separate Statements of Profit or Loss

Years Ended December 31, 2020 and 2019

(in millions of Korean won, except per share amounts)
	Notes	2020		2019
Operating revenue	26	~~W~~	17,879,281	~~W~~	18,204,751
Operating expenses	27		17,001,042		17,457,029

Operating profit			878,239		747,722
Other income	28		396,484		322,880
Other expenses	28		464,981		442,977
Finance income	29		452,709		383,514
Finance costs	29		449,153		387,923

Profit before income tax			813,298		623,216
Income tax expense	30		147,805		194,794

Profit for the year		~~W~~	665,493	~~W~~	428,422

Earnings per share
Basic earnings per share	31	~~W~~	2,714	~~W~~	1,747
Diluted earnings per share	31		2,713		1,747

The above separate statements of profit or loss should be read in conjunction with the accompanying notes.

7

KT Corporation

Separate Statements of Comprehensive Income

Years Ended December 31, 2020 and 2019

(in millions of Korean won)
	Notes	2020		2019
Profit for the year		~~W~~	665,493	~~W~~	428,422

Other comprehensive income (loss)
Items that will not be reclassified to profit or loss:
Remeasurements of the net defined benefit liability	18		(26,790)		(10,906)
Gain on valuation of equity instruments at fair value through other comprehensive income			1,566		59
Items that may be subsequently reclassified to profit or loss:
Gain (loss) on valuation of debt instruments at fair value through other comprehensive income	4		(9,693)		11,274
Valuation gain (loss) on cash flow hedges	4,7		(81,301)		64,488
Other comprehensive income from cash flow hedges reclassified to profit or loss	4		108,770		(41,121)

Total other comprehensive income (loss)		~~W~~	(7,448)	~~W~~	23,794

Total comprehensive income for the year		~~W~~	658,045	~~W~~	452,216

The above separate statements of comprehensive income should be read in conjunction with the accompanying notes.

8

KT Corporation

Separate Statements of Changes in Equity

Years Ended December 31, 2020 and 2019

(in millions of Korean won)
	Notes	Share capital		Share premium		Retained earnings		Accumulated other comprehensive income		Other components of equity		Total
Balance at January 1, 2019		~~W~~	1,564,499	~~W~~	1,440,258	~~W~~	10,740,042	~~W~~	(11,251)	~~W~~	(1,021,820)	~~W~~	12,711,728

Changes in accounting policy			—		—		(6,148)		—		—		(6,148)

Adjusted balance at January 1, 2019			1,564,499		1,440,258		10,733,894		(11,251)		(1,021,820)		12,705,580

Comprehensive income
Profit for the year			—		—		428,422		—		—		428,422
Gain on valuation of financial assets at fair value through other comprehensive income	4,30		—		—		—		11,333		—		11,333
Remeasurements of the net defined benefit liability	18,30		—		—		(10,906)		—		—		(10,906)
Valuation gain on cash flow hedge	4,30		—		—		—		23,367		—		23,367

Total comprehensive income for the year			—		—		417,517		34,700		—		452,217

Transactions with equity holders
Dividends paid	32		—		—		(269,659)		—		—		(269,659)
Appropriation of retained earnings related to loss on disposal of treasury stock	23		—		—		(15,169)		—		15,169		—
Disposal of treasury stock			—		—		—		—		3,346		3,346
Others			—		—		—		—		1,813		1,813

Balance at December 31, 2019		~~W~~	1,564,499	~~W~~	1,440,258	~~W~~	10,866,582	~~W~~	23,449	~~W~~	(1,001,492)	~~W~~	12,893,296

Balance at January 1, 2020		~~W~~	1,564,499	~~W~~	1,440,258	~~W~~	10,866,582	~~W~~	23,449	~~W~~	(1,001,492)	~~W~~	12,893,296

Comprehensive income
Profit for the year			—		—		665,493		—		—		665,493
Loss on valuation of financial assets at fair value through other comprehensive income	4,30		—		—		(115)		(8,012)		—		(8,127)
Remeasurements of the net defined benefit liability	18,30		—		—		(26,790)		—		—		(26,790)
Valuation gain on cash flow hedge	4,30		—		—		—		27,469		—		27,469

Total comprehensive income for the year			—		—		638,588		19,457		—		658,045

Transactions with equity holders
Dividends paid	32		—		—		(269,766)		—		—		(269,766)
Appropriation of retained earnings related to loss on disposal of treasury stock	32		—		—		(1,690)		—		1,690		—
Acquisition of treasury stock	24		—		—		—		—		(110,097)		(110,097)
Disposal of treasury stock	24		—		—		—		—		33,213		33,213
Others			—		—		—		—		(1,134)		(1,134)

Balance at December 31, 2020		~~W~~	1,564,499	~~W~~	1,440,258	~~W~~	11,233,714	~~W~~	42,906	~~W~~	(1,077,820)	~~W~~	13,203,557

The above separate statements of changes in equity should be read in conjunction with the accompanying notes.

9

KT Corporation

Separate Statements of Cash Flows

Years Ended December 31, 2020 and 2019

(in millions of Korean won)
	Notes	2020		2019
Cash flows from operating activities
Cash generated from operations	33	~~W~~	4,227,540	~~W~~	2,942,375
Interest paid			(234,211)		(238,269)
Interest received			222,101		233,247
Dividends received			132,033		128,895
Income tax refunded (paid)			68,599		(244,576)

Net cash inflow from operating activities			4,416,062		2,821,672

Cash flows from investing activities
Collection of loans			58,587		59,368
Disposal of non-current financial instruments at amortized cost			1		3,780
Disposal of financial assets at fair value through profit or loss			361		4,891
Disposal of financial assets at fair value through other comprehensive income			288		—
Disposal of investments in subsidiaries, associates and joint ventures			1,381		22,042
Disposal of assets held-for-sale			119,182		—
Disposal of property and equipment			20,162		29,201
Disposal of intangible assets			4,916		8,325
Disposal of right-of-use assets			1,862		9,121
Loans granted			(42,549)		(56,587)
Acquisition of current financial instruments at amortized cost			(190,149)		(22,034)
Acquisition of financial assets at fair value through profit or loss			(7,309)		(29,027)
Acquisition of financial assets at fair value through other comprehensive income			—		(37)
Acquisition of investments in subsidiaries, associates and joint ventures			(113,141)		(155,011)
Acquisition of property and equipment			(2,931,876)		(2,663,477)
Acquisition of intangible assets			(394,033)		(406,456)
Acquisition of right-of-use assets			(4,956)		(6,173)

Net cash outflow from in investing activities			(3,477,273)		(3,202,074)

Cash flows from financing activities
Proceeds from borrowings and bonds			1,113,964		1,829,643
Settlement of derivative assets and liabilities, net			36,594		33,635
Dividend paid			(269,766)		(269,659)
Repayments of borrowings and debentures			(1,059,065)		(1,189,773)
Settlement of derivative assets and liabilities, net			—		(9,734)
Acquisition of treasury stock			(110,097)		—
Decrease in lease liabilities			(437,171)		(464,789)

Net cash outflow from financing activities	34		(725,541)		(70,677)

Effect of exchange rate change on cash and cash equivalents			(435)		(269)

Net increase (decrease) in cash and cash equivalents			212,813		(451,348)
Cash and cash equivalents
Beginning of the year	5		1,328,397		1,779,745

End of the year	5	~~W~~	1,541,210	~~W~~	1,328,397

The above separate statements of cash flows should be read in conjunction with the accompanying notes.

10

KT Corporation

Notes to the Separate Financial Statements

December 31, 2020 and 2019

1.	General Information

KT Corporation (the “Company”) commenced operations on January 1, 1982, when it spun off from the Korea Communications Commission (formerly the Korean Ministry of Information and Communications) to provide telecommunication services and to engage in the development of advanced communications services under the Act of Telecommunications of Korea. The address of the Company’s registered office is 90, Buljeong-ro, Bundang-gu, Seongnam City, Gyeonggi Province, Korea.

On October 1, 1997, upon the announcement of the Act on the Management of Government-Invested Institutions and the Privatization Law, the Company became a government-funded institution under the Commercial Code of Korea.

On December 23, 1998, the Company’s shares were listed on the Korea Exchange.

On May 29, 1999, the Company issued 24,282,195 additional shares and issued American Depository Shares (ADS), which represents new shares and 20,813,311 government-owned shares, on the New York Stock Exchange. On July 2, 2001, additional ADS, representing 55,502,161 government-shares, were issued at the New York Stock Exchange.

In 2002, the Company acquired the entire government-owned shares in accordance with the Korean government’s privatization plan. As at December 31, 2020, the Korean government does not own any shares in the Company.

2.	Significant Accounting Policies

The principal accounting policies applied in the preparation of these separate financial statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.

2.1	Basis of Preparation

The Company maintains its accounting records in Korean won and prepares statutory financial statements in the Korean language (Hangul) in accordance with International Financial Reporting Standards as adopted by the Republic of Korea (Korean IFRS). The accompanying separate financial statements have been condensed, restructured and translated into English from the Korean language financial statements.

The separate financial statements of the Company have been prepared in accordance with Korean IFRS. These are the standards, subsequent amendments and related interpretations issued by the International Accounting Standards Board (IASB) that have been adopted by the Republic of Korea.

11

KT Corporation

Notes to the Separate Financial Statements

December 31, 2020 and 2019

The financial statements have been prepared on a historical cost basis, except for the following:

•	Certain financial assets and liabilities (including derivative instruments)

•	Assets held-for-sale – measured at fair value less costs to sell

•	Defined benefit pension plans – plan assets measured at fair value

The preparation of the separate financial statement requires the use of critical accounting estimates. Management also needs to exercise judgement in applying the Company’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the separate financial statements are disclosed in Note 3.

2.2	Changes in Accounting Policies and Disclosures

(1)	New and amended standards adopted by the Company

The Company has applied the following standards and amendments for the first time for their annual reporting period commencing January 1, 2020.

•	Amendments to Korean IFRS 1001 Presentation of Financial Statements and Korean IFRS 1008 Accounting policies, changes in accounting estimates and errors – Definition of Material

The amendments clarify the definition of material. Information is material if omitting, misstating or obscuring it could reasonably be expected to influence the decisions that the primary users of general-purpose financial statements make on the basis of those financial statements. The amendments do not have a significant impact on the financial statements.

•	Amendments to Korean IFRS 1103 Business Combination - Definition of a Business

The amended definition of a business requires an acquisition to include an input and a substantive process that together significantly contribute to the ability to create outputs and the definition of output excludes the returns in the form of lower costs and other economic benefits. If substantially all of the fair value of the gross assets acquired is concentrated in a single identifiable asset or group of similar identifiable assets, an entity may elect to apply an optional concentration test that permits a simplified assessment of whether an acquired set of activities and assets is not a business. The amendments do not have a significant impact on the financial statements.

•

Amendments to Korean IFRS 1109 Financial Instruments, Korean IFRS 1039 Financial Instruments: Recognition and Measurement and Korean IFRS 1107 Financial Instruments: Disclosure – Interest Rate Benchmark Reform

The amendments allow to apply the exceptions in relation to the application of hedge accounting while uncertainties arising from interest rate benchmark reform exist. The exceptions require the Company assumes that the interest rate benchmark on which the hedged items and the hedging instruments are based on is not altered as a result of interest rate benchmark reform, when determining whether the expected cash flows are highly probable, whether an economic relationship between the hedged item and the hedging instrument exists, and when assessing the hedging relationship is highly effective.

12

KT Corporation

Notes to the Separate Financial Statements

December 31, 2020 and 2019

The Company‘s risk exposure directly affected by interest rate benchmark reform is borrowings at variable rate of 4 years for USD 450,000,000 and SGD 284,000,000. To hedge fluctuations in cash flows of borrowings resulting from the changes in USD LIBOR of 3 months and SGD SOR of 6 months which is an interest rate benchmark, the Company enters into an interest rate swap contract for nominal amount of USD 450,000,000 and SGD 284,000,000 and designates it as a hedging instrument of cash flow hedge.

•	Agenda Decision of the International Accounting Standards Interpretations Committee – Lease Period

The IFRS Interpretations Committee (IFRS IC) announced on December 16, 2019 that all economic penalties resulting from the termination of a lease are taken into account when determining the enforceable period for ‘Lease Term and Useful Life of Leasehold Improvements’. The Company’s changes in accounting policy have been adopted retrospectively in accordance with Korean IFRS 1108 Accounting Policies, Changes in Accounting Estimates and Errors, and the comparative financial statements as at December 31, 2019 and for the year then ended have been adjusted (Note 38).

(2)	New standards and interpretations not yet adopted by the Company

The following new accounting standards and interpretations have been published that are not mandatory for December 31, 2020 reporting periods and have not been early adopted by the Company

•	Amendments to Korean IFRS 1116 Lease – Practical expedient for COVID-19 - Related Rent Exemption, Concessions, Suspension

As a practical expedient, a lessee may elect not to assess whether a rent concession occurring as a direct consequence of the COVID-19 pandemic is a lease modification, and the amounts recognized in profit or loss as a result of applying this exemption should be disclosed. The amendments should be applied for annual periods beginning on or after June 1, 2020, and earlier application is permitted. The Company does not expect that these amendments have a significant impact on the financial statements.

•

Amendments to Korean IFRS 1109 Financial Instruments, Korean IFRS 1039 Financial Instruments: Recognition and Measurement, Korean IFRS 1107 Financial Instruments: Disclosure, Korean IFRS 1104 Insurance Contracts and Korean IFRS 1116 Lease – Interest Rate Benchmark Reform

In relation to interest rate benchmark reform, the amendments provide exceptions including adjust effective interest rate instead of book amounts when interest rate benchmark of financial instruments at amortized costs is replaced, and apply hedge accounting without discontinuance although the interest rate benchmark is replaced in hedging relationship. The amendments should be applied for annual periods beginning on or after January 1, 2021, and earlier application is permitted. The Company is in review for the impact of these amendments on the financial statements.

13

KT Corporation

Notes to the Separate Financial Statements

December 31, 2020 and 2019

•	Amendments to Korean IFRS 1103 Business Combination – Reference to the Conceptual Framework

The amendments update a reference of definition of assets and liabilities qualify for recognition in revised Conceptual Framework for Financial Reporting. However, the amendments add an exception for the recognition of liabilities and contingent liabilities within the scope of Korea IFRS 1037 Provisions, Contingent Liabilities and Contingent Assets, and Korean IFRS 2121 Levies. The amendments also confirm that contingent assets should not be recognized at the acquisition date. The amendments should be applied for annual periods beginning on or after January 1, 2022, and earlier application is permitted. The Company does not expect that these amendments have a significant impact on the financial statements.

•	Amendments to Korean IFRS 1016 Property, Plant and Equipment - Proceeds Before Intended Use

The amendments prohibit an entity from deducting from the cost of an item of property, plant and equipment any proceeds from selling items produced while the entity is preparing the asset for its intended use. Instead, the entity will recognize the proceeds from selling such items, and the costs of producing those items, in profit or loss. The amendments should be applied for annual periods beginning on or after January 1, 2022, and earlier application is permitted. The Company is in review for the impact of these amendments on the financial statements

•	Amendments to Korean IFRS 1037 Provisions, Contingent Liabilities and Contingent Assets - Onerous Contracts: Cost of Fulfilling a Contract

The amendments clarify that the direct costs of fulfilling a contract include both the incremental costs of fulfilling the contract and an allocation of other costs directly related to fulfilling contracts when assessing whether the contract is onerous. The amendments should be applied for annual periods beginning on or after January 1, 2022, and earlier application is permitted. The Company does not expect that these amendments have a significant impact on the financial statements.

•	Annual improvements to Korean IFRS 2018-2020

Annual improvements of Korean IFRS 2018-2020 Cycle should be applied for annual periods beginning on or after January 1, 2022, and earlier application is permitted. The Company does not expect that these amendments have a significant impact on the financial statements.

•	Korean IFRS 1101 First time Adoption of Korean International Financial Reporting Standards – Subsidiaries that are first-time adopters

•	Korean IFRS 1109 Financial Instruments – Fees related to the 10% test for derecognition of financial liabilities

•	Korean IFRS 1116 Leases – Lease incentives

•	Korean IFRS 1041 Agriculture – Measuring fair value

14

KT Corporation

Notes to the Separate Financial Statements

December 31, 2020 and 2019

•	Amendments to Korean IFRS 1001 Presentation of Financial Statements - Classification of Liabilities as Current or Non-Current

The amendments clarify that liabilities are classified as either current or non-current, depending on the substantive rights that exist at the end of the reporting period. Classification is unaffected by the likelihood that an entity will exercise right to defer settlement of the liability or the expectations of management. Also, the settlement of liability include the transfer of the entity’s own equity instruments, however, it would be excluded if an option to settle them by the entity’s own equity instruments if compound financial instruments is met the definition of equity instruments and recognized separately from the liability. The amendments should be applied for annual periods beginning on or after January 1, 2023, and earlier application is permitted. The Company is in review for the impact of these amendments on the financial statements.

2.3	Subsidiaries, Associates and Joint Ventures

The financial statements of the Company are the separate financial statements prepared in accordance with Korean IFRS 1027 Separate Financial Statements. Investments in subsidiaries, joint ventures and associates are recognized at cost under the direct equity method. Management applied the carrying amounts under the previous K-GAAP at the time of transition to Korean IFRS as deemed cost of investments. The Company recognizes dividend income from subsidiaries, joint ventures and associates in profit or loss when its right to receive the dividend is established.

2.4	Foreign Currency Translation

(a)	Functional and presentation currency

Items included in the financial statements of each of the Company are measured using the currency of the primary economic environment in which each entity operates (the “functional currency”). The separate financial statements are presented in Korean won, which is the Company’s functional and presentation currency.

(b)	Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation of monetary assets and liabilities denominated in foreign currencies at year end exchange rates are generally recognized in profit or loss. They are deferred in other comprehensive income if they relate to qualifying cash flow hedges and qualifying effective portion of net investment hedges, or are attributable to monetary part of the net investment in a foreign operation.

Foreign exchange gains and losses that relate to borrowings are presented in the statement of profit or loss, within finance costs. All other foreign exchange gains and losses are presented in the statement of profit or loss within ‘other income or other expenses’.

15

KT Corporation

Notes to the Separate Financial Statements

December 31, 2020 and 2019

Non-monetary items that are measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value was determined. Translation differences on assets and liabilities carried at fair value are reported as part of the fair value gain or loss. For example, translation differences on non-monetary assets and liabilities such as equities held at fair value through profit or loss are recognized in profit or loss as part of the fair value gain or loss and translation differences on non-monetary assets such as equities classified as available-for-sale financial assets are recognized in other comprehensive income.

2.5	Financial Assets

(a)	Classification

The Company classifies its financial assets in the following measurement categories:

•	those to be measured at fair value through profit or loss

•	those to be measured at fair value through other comprehensive income, and

•	those to be measured at amortized cost.

The classification depends on the Company’s business model for managing the financial assets and the contractual terms of the cash flows.

For financial assets measured at fair value, gains and losses will either be recorded in profit or loss or other comprehensive income. For investments in debt instruments, this will depend on the business model in which the investment is held. The Company reclassifies debt investments when, and only when its business model for managing those assets changes.

For investments in equity instruments that are not held for trading, this will depend on whether the Company has made an irrevocable election at the time of initial recognition to account for the equity investment at fair value through other comprehensive income. Changes in fair value of the investments in equity instruments that are not accounted for as other comprehensive income are recognized in profit or loss.

(b)	Measurement

At initial recognition, the Company measures a financial asset at its fair value plus, in the case of a financial asset not at fair value through profit or loss, transaction costs that are directly attributable to the acquisition of the financial asset or the issuance of the financial liabilities. Transaction costs of financial assets carried at fair value through profit or loss are expensed in profit or loss.

Hybrid (combined) contracts with embedded derivatives are considered in their entirety when determining whether their cash flows are solely payment of principal and interest.

16

KT Corporation

Notes to the Separate Financial Statements

December 31, 2020 and 2019

A.	Debt instruments

Subsequent measurement of debt instruments depends on the Company’s business model for managing the asset and the cash flow characteristics of the asset. The Company classifies its debt instruments into one of the following three measurement categories:

•

Amortized cost: Assets that are held for collection of contractual cash flows where those cash flows represent solely payments of principal and interest are measured at amortized cost. A gain or loss on a debt investment that is subsequently measured at amortized cost and is not part of a hedging relationship is recognized in profit or loss when the asset is derecognized or impaired. Interest income from these financial assets is included in ‘finance income’ using the effective interest rate method.

•

Fair value through other comprehensive income: Assets that are held for collection of contractual cash flows and for selling the financial assets, where the assets’ cash flows represent solely payments of principal and interest, are measured at fair value through other comprehensive income. Movements in the carrying amount are taken through other comprehensive income, except for the recognition of impairment loss (and reversal of impairment loss), interest income and foreign exchange gains and losses which are recognized in profit or loss. When the financial asset is derecognized, the cumulative gain or loss previously recognized in other comprehensive income is reclassified from equity to profit or loss. Interest income from these financial assets is included in ‘finance income’ using the effective interest rate method. Foreign exchange gains and losses are presented in ‘finance income or finance costs’ and impairment loss in ‘finance costs or operating expenses’.

•

Fair value through profit or loss: Assets that do not meet the criteria for amortized cost or fair value through other comprehensive income are measured at fair value through profit or loss. A gain or loss on a debt investment that is subsequently measured at fair value through profit or loss and is not part of a hedging relationship is recognized in profit or loss and presented net in the statement of profit or loss within ‘finance income or finance costs’ in the period in which it arises.

B.	Equity instruments

The Company subsequently measures all equity investments at fair value. Where the Company’s management has elected to present fair value gains and losses on equity investments in other comprehensive income, there is no subsequent reclassification of fair value gains and losses to profit or loss following the derecognition of the investment. Dividends from such investments continue to be recognized in profit or loss as ‘finance income’ when the Company’s right to receive payments is established.

Changes in the fair value of financial assets at fair value through profit or loss are recognized in ‘finance income or finance costs’ in the statement of profit or loss as applicable. Impairment loss (and reversal of impairment loss) on equity investments, measured at fair value through other comprehensive income, are not reported separately from other changes in fair value.

17

KT Corporation

Notes to the Separate Financial Statements

December 31, 2020 and 2019

(c)	Impairment

The Company assesses on a forward looking basis the expected credit losses associated with its debt instruments carried at amortized cost and fair value through other comprehensive income. The impairment methodology applied depends on whether there has been a significant increase in credit risk. For trade receivables and lease receivables, the Company applies the simplified approach, which requires expected lifetime credit losses to be recognized from initial recognition of the receivables.

(d)	Recognition and derecognition

Regular way purchases and sales of financial assets are recognized or derecognized on trade-date, the date on which the Company commits to purchase or sell the asset. Financial assets are derecognized when the rights to receive cash flows from the financial assets have expired or have been transferred and the Company has transferred substantially all the risks and rewards of ownership.

If a transfer does not result in derecognition because the Company has retained substantially all the risks and rewards of ownership of the transferred asset, the Company continues to recognize the transferred asset in its entirety and recognizes a financial liability for the consideration received.

(e)	Offsetting of financial instruments

Financial assets and liabilities are offset and the net amount reported in the statements of financial position where there is a legally enforceable right to offset the recognized amounts and there is an intention to settle on a net basis or realize the assets and settle the liability simultaneously. The legally enforceable right must not be contingent on future events and must be enforceable in the normal course of business and in the event of default, insolvency or bankruptcy of the Company or the counterparty.

2.6	Derivative Instruments

Derivatives are initially recognized at fair value on the date a derivative contract is entered into and are subsequently remeasured to their fair value at the end of each reporting period. The accounting for subsequent changes in fair value depends on whether the derivative is designated as a hedging instrument, and if so, the nature of the item being hedged. The Company has hedge relationships and designates certain derivatives as:

•	hedges of a particular risk associated with the cash flows of recognized assets and liabilities and highly probable forecast transactions (cash flow hedges)

At inception of the hedge relationship, the Company documents the economic relationship between hedging instruments and hedged items including whether changes in the cash flows of the hedging instruments are expected to offset changes in the cash flows of hedged items. The fair values of derivative financial instruments designated in hedge relationships are disclosed in Note 36.

18

KT Corporation

Notes to the Separate Financial Statements

December 31, 2020 and 2019

The full fair value of a hedging derivative is classified as a non-current asset or liability when the remaining maturity of the hedged item is more than 12 months; it is classified as a current asset or liability when the remaining maturity of the hedged item is less than 12 months. A non-derivative financial asset and a non-derivative financial liability is classified as a current or non-current based on its expected maturity and its settlement, respectively.

The effective portion of changes in fair value of derivatives that are designated and qualify as cash flow hedges is recognized in the cash flow hedge reserve within equity, and the ineffective portion is recognized in ‘finance income (costs)’.

Amounts of changes in fair value of effective hedging instruments accumulated in equity are recognized as ‘finance income (costs)’ for the periods when the corresponding transactions affect profit or loss.

When a hedging instrument expires, or is sold, terminated, exercised, or when a hedge no longer meets the criteria for hedge accounting, any accumulated cash flow hedge reserve at that time remains in equity until the forecast transaction occurs, resulting in the recognition of a non-financial asset such as inventory. When the forecast transaction is no longer expected to occur, the cash flow hedge reserve and deferred costs of hedging that were reported in equity are immediately reclassified to profit or loss.

2.7	Trade Receivables

Trade receivables are recognized initially at the amount of consideration that is unconditional, unless they contain significant financing components when they are recognized at fair value. Trade receivables are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method, less loss allowance. See Note 6 for further information about the Company’s accounting for trade receivables and Note 2.5 (c) for a description of the Company’s impairment policies.

2.8	Inventories

Inventories are stated at the lower of cost and net realizable value. Cost is determined using the moving average method, except for inventories in-transit.

2.9	Non-Current Assets (or Disposal Group) Held-for-Sale

Non-current assets (or disposal group) are classified as held for sale when their carrying amount will be recovered principally through a sale transaction rather than through continued use and when a sale is considered highly probable. The assets are measured at the lower amount between their carrying amount and the fair value less selling costs.

19

KT Corporation

Notes to the Separate Financial Statements

December 31, 2020 and 2019

2.10	Property and Equipment

Property and equipment are stated at historical cost less accumulated depreciation and accumulated impairment losses. Historical cost includes expenditures that is directly attributable to the acquisition of the items.

Depreciation of all property and equipment, except for land, is calculated using the straight-line method to allocate their cost, net of their residual values, over their estimated useful lives as follows:

Useful Life
Buildings	10 – 40 years
Structures	10 – 40 years
Telecommunications equipment	2 – 40 years
Vehicles	4 years
Tools	4 years
Office equipment	2 – 4 years

The depreciation method, residual values and useful lives of property and equipment are reviewed at the end of each reporting period and, if appropriate, accounted for as changes in accounting estimates.

2.11	Investment Property

Investment property is a property held to earn rentals or for capital appreciation or both. An investment property is measured initially at its cost. After recognition as an asset, investment property is carried at cost less accumulated depreciation and impairment losses. Investment property, except for land, is depreciated using the straight-line method over their useful lives from 10 to 40 years.

2.12	Intangible Assets

(a)	Goodwill

Goodwill represents the excess of the aggregate of the consideration transferred, the amount of any non-controlling interest in the acquiree and the acquisition date fair value of the Company’s previously held equity interest in the acquiree over the net acquired identifiable assets at the date of acquisition. Goodwill is tested annually for impairment and carried at cost less accumulated impairment losses.

For the purpose of impairment testing, goodwill acquired in a business combination is allocated to each of the CGUs, or group of CGUs, that is expected to benefit from the synergies of the combination. Goodwill is monitored at the operating segment level.

Goodwill impairment reviews are undertaken annually or more frequently if events or changes in circumstances indicate a potential impairment. The carrying amount of goodwill is compared to the recoverable amount, which is the higher of value in use and the fair value less costs to sell. Any impairment is recognized immediately as an expense and is not subsequently reversed.

20

KT Corporation

Notes to the Separate Financial Statements

December 31, 2020 and 2019

(b)	Intangible assets, except for goodwill

Intangible assets, except for goodwill, are initially recognized at its historical cost, and carried at cost less accumulated amortization and accumulated impairment losses. Membership rights (condominium membership and golf membership) and broadcast rights that have an indefinite useful life are not subject to amortization because there is no foreseeable limit to the period over which the assets are expected to be utilized. The Company amortizes intangible assets with a limited useful life using the straight-line method over the following periods:

Useful Life
Development costs	6 years
Software	6 years
Industrial property rights	5 – 50 years
Frequency usage rights	5 – 10 years
Others [1]	2 – 50 years

[1]	Membership rights (condominium membership and golf membership) included in others are classified as intangible assets with indefinite useful life.

2.13	Borrowing Costs

General and specific borrowing costs that are directly attributable to the acquisition, construction or production of a qualifying asset are capitalized during the period of time that is required to complete and prepare the asset for its intended use or sale. Investment income earned on the temporary investment of specific borrowings pending their expenditure on qualifying assets is deducted from the borrowing costs eligible for capitalization. Other borrowing costs are expensed in the period in which they are incurred.

2.14	Government Grants

Grants from the government are recognized at their fair value where there is a reasonable assurance that the grant will be received and the Company will comply with all attached conditions. Government grants related to assets are presented in the statement of financial position by setting up the grant as deferred income that is recognized in profit or loss on a systematic basis over the useful life of the asset. Grants related to income are presented as a credit in the statement of profit or loss within ‘other income’.

2.15	Impairment of Non-Financial Assets

Goodwill and intangible assets that have an indefinite useful life are not subject to amortization and are tested annually for impairment, or more frequently if events or changes in circumstances indicate that they might be impaired. The Company estimates the recoverable amount for each asset, and in cases when the recoverable amount cannot be estimated for an individual asset, the recoverable amount of the cash generating unit to which the asset belongs is estimated. Corporate assets are allocated to individual cash generating units on a reasonable and consistent basis and if they cannot be allocated to individual cash generating units, they are allocated to the smallest group of cash generating units on a reasonable and consistent basis. An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount (higher of its fair value less costs of disposal and value in use). Impairment loss on non-financial assets other than goodwill are evaluated for reversal at the end of each reporting period.

21

KT Corporation

Notes to the Separate Financial Statements

December 31, 2020 and 2019

2.16	Trade and Other Payables

These amounts represent liabilities for goods and services provided to the Company prior to the end of reporting period which are unpaid. Trade and other payables are presented as current liabilities, unless payment is not due within 12 months after the reporting period. They are recognized initially at their fair value and subsequently measured at amortized cost using the effective interest method.

2.17	Financial Liabilities

(a)	Classification and measurement

Financial liabilities at fair value through profit or loss are financial instruments held for trading. A financial liability is held for trading if it is incurred principally for the purpose of repurchasing in the near term. Derivatives that are not designated as hedging instruments or derivatives separated from financial instruments containing embedded derivatives are also categorized as held for trading.

The Company classifies non-derivative financial liabilities, except for financial liabilities at fair value through profit or loss, financial guarantee contracts and financial liabilities that arise when a transfer of financial assets does not qualify for derecognition, as financial liabilities carried at amortized cost and present as ‘trade and other payables’, ‘borrowings’, and ‘other financial liabilities’ in the statement of financial position.

Preferred shares that require mandatory redemption at a particular date are classified as liabilities. Interest expenses on these preferred shares using the effective interest method are recognized in the statement of profit or loss as ‘finance costs’, together with interest expenses recognized from other financial liabilities.

(b)	Derecognition

Financial liabilities are removed from the statement of financial position when it is extinguished; for example, when the obligation specified in the contract is discharged or cancelled or expired or when the terms of an existing financial liability are substantially modified. The difference between the carrying amount of a financial liability extinguished or transferred to another party and the consideration paid (including any non-cash assets transferred or liabilities assumed) is recognized in profit or loss.

22

KT Corporation

Notes to the Separate Financial Statements

December 31, 2020 and 2019

2.18	Employee Benefits

(a)	Post-employment benefits

The Company operates both defined contribution and defined benefit pension plans.

A defined contribution plan is a pension plan under which the Company pays fixed contributions into a separate entity. The contributions are recognized as employee benefit expenses when an employee has rendered service.

A defined benefit plan is a pension plan that is not a defined contribution plan. Generally, post-employment benefits are payable after the completion of employment, and the benefit amount depended on the employee’s age, periods of service or salary levels. The liability recognized in the statement of financial position in respect of defined benefit pension plans is the present value of the defined benefit obligation at the end of the reporting period less the fair value of plan assets. The defined benefit obligation is calculated annually by independent actuaries using the projected unit credit method. The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using interest rates of high-quality corporate bonds that are denominated in the currency in which the benefits will be paid, and that have terms approximating to the terms of the related obligation. Remeasurement gains and losses arising from experience adjustments and changes in actuarial assumptions are recognized in the period in which they occur, directly in other comprehensive income.

Changes in the present value of the defined benefit obligation resulting from plan amendments or curtailments are recognized immediately in profit or loss as past service costs.

(b)	Termination benefits

Termination benefits are payable when employment is terminated by the Company before the normal retirement date, or whenever an employee accepts voluntary redundancy in exchange for these benefits. The Company recognizes termination benefits at the earlier of the following dates: when the entity can no longer withdraw the offer of those benefits or when the entity recognizes costs for a restructuring.

(c)	Long-term employee benefits

Certain entities within the Company provide long-term employee benefits that are entitled to employees with service period for ten years and above. The expected costs of these benefits are accrued over the period of employment using the same accounting methodology as used for defined benefit pension plans. The Company recognizes service cost, net interest on other long-term employee benefits and remeasurements as profit or loss for the year. These liabilities are valued annually by an independent qualified actuary.

23

KT Corporation

Notes to the Separate Financial Statements

December 31, 2020 and 2019

2.19	Share-Based Payments

Equity-settled share-based payment is recognized at fair value of equity instruments granted, and employee benefit expense is recognized over the vesting period. At the end of each period, the Company revises its estimates of the number of options that are expected to vest based on the non-market vesting and service conditions. It recognizes the impact of the revision to original estimates, if any, in profit or loss, with a corresponding adjustment to equity.

2.20	Provisions

Provisions for service warranties, make good obligation, and legal claims are recognized when the Company has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation and the amount can be reliably estimated. Provisions are measured at the present value of management’s best estimate of the expenditure required to settle the present obligation at the end of the reporting period, and the increase in the provision due to the passage of time is recognized as interest expense.

2.21	Leases

As noted in “Note 2.2 (1)”, the Company has changed its accounting policy for leases. Information on the impact of the new accounting policy is provided in Note 38.

(1)	Lessee

The Company leases various repeater server racks, offices, communication line facilities, machinery, and cars.

Contracts may contain both lease and non-lease components. The Company allocates the consideration in the contract to the lease and non-lease components based on their relative stand-alone prices.

Assets and liabilities arising from a lease are initially measured on a present value basis. Lease liabilities include the net present value of the following lease payments:

•	Fixed payments (including in-substance fixed payments), less any lease incentives receivable

•	Variable lease payment that are based on an index or a rate, initially measured using the index or rate as at the commencement date

•	Amounts expected to be payable by the Company (the lessee) under residual value guarantees

•	The exercise price of a purchase option if the Company (the lessee) is reasonably certain to exercise that option, and

•	Payments of penalties for terminating the lease, if the lease term reflects the Company (the lessee) exercising that option

24

KT Corporation

Notes to the Separate Financial Statements

December 31, 2020 and 2019

Lease liability measurement also include payments to be made in option periods if the lessee is reasonably certain in exercising an option to extend the lease.

The Company determines the lease term as the non-cancellable period of a lease, together with both (a) periods covered by an option to extend the lease if the lessee is reasonably certain to exercise that option; and (b) periods covered by an option to terminate the lease if the lessee is reasonably certain not to exercise that option. When the lessee and the lessor each has the right to terminate the lease without permission from the other party, the Company should consider a termination penalty in determining the period for which the contract is enforceable.

The lease payments are discounted using the interest rate implicit in the lease. If that rate cannot be determined, the lessee’s incremental borrowing rate is used, which is the rate that the lessee would have to pay to borrow the funds necessary to obtain an asset of similar value in a similar economic environment with similar terms and conditions.

The Company is exposed to potential future increases in variable lease payments based on an index or rate, which are not included in the lease liability until they take effect. When adjustments to lease payments based on an index or rate take effect, the lease liability is reassessed and adjusted against the right-of-use asset.

Each lease payment is allocated between the liability and finance cost. The finance cost is charged to profit or loss over the lease period in order to produce a constant periodic rate of interest on the remaining balance of the liability for each period.

Right-of-use assets are measured at cost comprising the following:

•	amount of the initial measurement of lease liability

•	any lease payments made at or before the commencement date less any lease incentives received

•	any initial direct costs

•	restoration costs, and

•	present value discount on leasehold deposits

The right-of-use asset is depreciated over the shorter of the asset’s useful life and the lease term on a straight-line basis. If the Company is reasonably certain to exercise a purchase option, the right-of-use asset is depreciated over the underlying asset’s useful life.

Payments associated with short-term leases and leases of low-value assets are recognized on a straight-line basis as an expense in profit or loss. Short-term leases are leases with a lease term of 12 months or less, such as mechanical devices and cars. Low-value assets are comprised of tools, equipment, and others.

25

KT Corporation

Notes to the Separate Financial Statements

December 31, 2020 and 2019

(a)	Lessor

Lease income from operating leases where the Company is a lessor is recognized in income on a straight-line basis over the lease term. Initial direct costs incurred in obtaining an operating lease are added to the carrying amount of the underlying asset and recognized as expense over the lease term on the same basis as lease income. The respective leased assets are included in the statement of financial position based on their nature.

2.22	Share Capital

The Company classifies ordinary shares as equity.

Where the Company purchases its own shares, the consideration paid including any directly attributable incremental costs is deducted from equity attributable to the equity holders of the Company until the share are cancelled or reissued. When these treasury shares are reissued, any consideration received is included in equity attributable to the equity holders of the Company.

2.23	Revenue Recognition

(a)	Identifying performance obligations

The Company mainly provides telecommunication services and sells handsets. The Company identifies performance obligations with a customer such as providing telecommunication services, selling handsets and other. The revenue from handsets is recognized when a performance obligation is satisfied by transferring promised goods to customers, and the revenue from telecommunication services is recognized over the estimated contract periods of each services by transferring promised services to customers.

(b)	Allocation the transaction price and revenue recognition

The Company allocates the transaction price to each performance obligation identified in the contract based on a relative stand-alone selling prices of the goods or services being provided to the customer. To allocate the transaction price to each performance obligation on a relative stand-alone price basis, the Company determines the stand-alone selling price at contract inception of the distinct good or service underlying each performance obligation in the contract and allocate the transaction price in proportion to those stand-alone selling price. The stand-alone selling price is the price at which the Company would sell a promised good or service separately to the customer. The best evidence of a stand-alone selling price is the observable price of a good or service when the Company sells that good or service separately in similar circumstances and to similar customers. The Company recognizes the allocated amount as contract assets or contract liabilities, and amortizes it through the remaining period which is adjusted in operating income.

26

KT Corporation

Notes to the Separate Financial Statements

December 31, 2020 and 2019

(c)	Incremental contract acquisition costs

The Company pays the commission fees when new customers subscribe for telecommunication services. The incremental contract acquisition costs are those commission fees that the Company incurs to acquire a contract with a customer that would not have been incurred if the contract had not been acquired. The Company recognizes the incremental contract acquisition costs as an asset and amortizes it over the expected period of benefit. However, as a practical expedient, the Company may recognize the incremental contract acquisition cost as an expense when it is incurred if the amortization period of the asset is one year or less.

2.24	Current and Deferred Tax

The tax expense for the period consists of current and deferred tax. Current and deferred tax is recognized in profit or loss, except to the extent that it relates to items recognized in other comprehensive income or directly in equity. In this case, the tax is also recognized in other comprehensive income or directly in equity, respectively.

The current income tax expense is measured at the amount expected to be paid to the taxation authorities, using the tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period.

Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation, and considers whether it is probable that a taxation authority will accept an uncertain tax treatment. The Company measures its tax balances either based on the most likely amount or the expected value, depending on which method provides a better prediction of the resolution of the uncertainty.

Deferred income tax is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the separate financial statements. However, deferred income tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting profit nor taxable profit or loss.

Deferred tax assets are recognized only if it is probable that future taxable amounts will be available to utilize those temporary differences and losses.

The Company recognizes a deferred tax liability all taxable temporary differences associated with investments in subsidiaries, associates, and interests in joint arrangements, except to the extent that the Company is able to control the timing of the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future. In addition, the Company recognizes a deferred tax asset for all deductible temporary differences arising from such investments to the extent that it is probable the temporary difference will reverse in the foreseeable future and taxable profit will be available against which the temporary difference can be utilized.

27

KT Corporation

Notes to the Separate Financial Statements

December 31, 2020 and 2019

Deferred tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets and liabilities and when the deferred tax balances relate to the same taxation authority. Current tax assets and liabilities are offset when the Company has a legally enforceable right to offset and intends either to settle on a net basis, or to realize the assets and settle the liability simultaneously.

The Company adopts the consolidated corporate tax return and calculates income tax expenses and income tax liabilities of the Company and its subsidiaries based on systematic and reasonable methods.

2.25	Dividend

Dividend distribution to the Company’s shareholders is recognized as a liability in the financial statements in the period in which the dividends are approved by the Company’s shareholders.

2.26	Approval of Issuance of the Financial Statements

The separate financial statements of 2020 were approved for issuance by the Board of Directors on February 9, 2021 and are subject to change with the approval of shareholders at their Annual General Meeting.

28

KT Corporation

Notes to the Separate Financial Statements

December 31, 2020 and 2019

3.	Critical Accounting Estimates and Assumptions

The preparation of financial statements requires the Company to make estimates and assumptions concerning the future. Management also needs to exercise judgement in applying the Company’s accounting policies. Estimates and assumptions are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. As the resulting accounting estimates will, by definition, seldom equal the related actual results, it can contain a significant risk of causing a material adjustment.

During 2020, the spread of Coronavirus disease 2019 (“COVID-19”) has a material impact on the global economy. It may have a negative impact; such as, decrease in productivity, decrease or delay in sales, collection of existing receivables and others. Accordingly, it may have a negative impact on the financial position and financial performance of the Company.

Significant accounting estimates and assumptions applied in the preparation of the separate financial statements can be adjusted depending on changes in the uncertainty from COVID-19. Also, the ultimate effect of COVID-19 to the Company’s business, financial position and financial performance cannot presently be determined.

The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below. Additional information of significant judgement and assumptions of certain items are included in the relevant notes.

3.1	Impairment of Non-Financial Assets (including Goodwill)

The Company determines the recoverable amount of a cash generating unit (CGU) based on fair value or value-in-use calculations to assess non-financial assets (including goodwill) for impairment (Note 13 and 14).

3.2	Income Taxes

The Company’s taxable income generated from these operations are subject to income taxes based on tax laws and interpretations of tax authorities in numerous jurisdictions. There are many transactions and calculations for which the ultimate tax determination is uncertain (Note 30).

If certain portion of the taxable income is not used for investments or increase in wages or dividends in accordance with the Tax System for Recirculation of Corporate Income, the Company is liable to pay additional income tax calculated based on the tax laws. Accordingly, the measurement of current and deferred income tax is affected by the tax effects from the new system. As the Company’s income tax is dependent on the investments, as well as wage and dividends increase, there is an uncertainty in measuring the final tax effects.

29

KT Corporation

Notes to the Separate Financial Statements

December 31, 2020 and 2019

3.3	Fair Value of Financial Instruments

The fair value of financial instruments that are not traded in an active market is determined by using valuation techniques. The Company uses its judgment to select a variety of methods and makes assumptions that are mainly based on market conditions existing at the end of each reporting period (Note 37).

3.4	Impairment of Financial Assets

The provisions for impairment for financial assets are based on assumptions about risk of default and expected loss rates. The Company uses judgement in making these assumptions and selecting the inputs to the impairment calculation based on the Company’s past history, existing market conditions as well as forward looking estimates at the end of each reporting period (Note 36).

3.5	Net Defined Benefit Liability

The present value of net defined benefit liability depends on a number of factors that are determined on an actuarial basis using a number of assumptions including the discount rate (Note 18).

3.6	Amortization of Contract Assets, Contract Liabilities and Contract Cost Assets

Contract assets, contract liabilities and contract cost assets recognized under the application of Korean IFRS 1115 are amortized over the expected periods of customer relationships. The estimate of the expected terms of customer relationship is based on the historical data. If management’s estimate changes, it may cause significant differences in the timing of revenue recognition and amounts recognized.

3.7	Provisions

As described in Note 17, the Company records provisions for litigation and assets retirement obligations as at the end of the reporting period. The provisions are estimated based on the factors such as the historical experiences.

3.8	Useful Lives of Property and Equipment and Investment Property

Property and equipment, intangible assets, and investment properties, excluding land, goodwill, condominium memberships and golf club memberships, are depreciated using the straight-line method over their useful lives. The estimated useful lives are determined based on expected usage of the assets and the estimates can be materially affected by technical changes and other factors. The Company will increase depreciation expenses if the useful lives are considered shorter than the previously estimated useful lives.

30

KT Corporation

Notes to the Separate Financial Statements

December 31, 2020 and 2019

3.9	Critical Judgements in Determining the Lease Term

In determining the lease term, management considers all facts and circumstances that create an economic incentive to exercise an extension option, or not exercise a termination option. Extension options (or periods after termination options) are only included in the lease term if the lease is reasonably certain to be extended (or not terminated).

For leases of properties, machineries and communication line facilities, the following factors are normally the most relevant:

•	If there are significant penalties to terminate (or not extend), the Company is typically reasonably certain to extend (or not terminate).

•	If any leasehold improvements are expected to have a significant remaining value, the Company is typically reasonably certain to extend (or not terminate).

•	Otherwise, the Company considers other factors including historical lease durations and the costs and business disruption required to replace the leased asset.

The lease term is reassessed if an option is actually exercised (or not exercised) or the Company becomes obliged to exercise (or not exercise) it. The assessment of reasonable certainty is only revised if a significant event or a significant change in circumstances occurs, which affects this assessment, and that is within the control of the lessee.

During the current financial year, the financial effect of revising lease terms to reflect the effect of exercising extension and termination options are disclosed in Note 38.

31

KT Corporation

Notes to the Separate Financial Statements

December 31, 2020 and 2019

4.	Financial Instruments by Category

Financial instruments by category as at December 31, 2020 and 2019, are as follows:

(in millions of Korean won)	December 31, 2020
Financial assets	Financial assets at amortized cost		Financial assets at fair value through profit or loss		Financial assets at fair value through other comprehensive income		Derivatives used for hedging		Total
Cash and cash equivalents	~~W~~	1,541,210	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	1,541,210
Trade and other receivables[1]		3,085,047		—		1,118,619		—		4,203,666
Other financial assets		262,477		155,805		22,860		7,684		448,826

(in millions of Korean won)	December 31, 2020
Financial liabilities	Financial liabilities at amortized cost		Financial liabilities at fair value through profit and loss		Derivatives used for hedging		Total
Trade and other payables	~~W~~	5,015,237	~~W~~	—	~~W~~	—	~~W~~	5,015,237
Borrowings		6,945,768		—		—		6,945,768
Other financial liabilities		—		—		120,349		120,349

[1]	Lease receivables and others which are not applied to financial instruments by category are excluded.

(in millions of Korean won)	December 31, 2019
Financial assets	Financial assets at amortized cost		Financial assets at fair value through profit or loss		Financial assets at fair value through other comprehensive income		Derivatives used for hedging		Total
Cash and cash equivalents	~~W~~	1,328,397	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	1,328,397
Trade and other receivables[1]		3,035,777		—		1,256,266		—		4,292,043
Other financial assets		72,329		131,344		20,974		55,423		280,070

(in millions of Korean won)	December 31, 2019
Financial liabilities	Financial liabilities at amortized cost		Derivatives used for hedging		Total
Trade and other payables	~~W~~	5,758,568	~~W~~	—	~~W~~	5,758,568
Borrowings		7,028,040		—		7,028,040
Other financial liabilities		—		18,632		18,632

[1]	Lease receivables and others which are not applied to financial instruments by category are excluded.

32

KT Corporation

Notes to the Separate Financial Statements

December 31, 2020 and 2019

Gains and losses arising from financial instruments by category for the years ended December 31, 2020 and 2019, are as follows:

(in millions of Korean won)	2020		2019
Financial assets at amortized cost
Interest income [1]	~~W~~	23,238	~~W~~	41,742
Impairment loss		(89,244)		(28,501)
Gain on foreign currency transactions		3,744		16,401
Gain (loss) on foreign currency translation		(4,000)		3,123
Financial assets at fair value through profit or loss
Interest income		—		285
Dividend income		8		505
Gain on valuation		13,063		3,153
Gain (loss) on disposal		(576)		2,778
Financial assets at fair value through other comprehensive income
Interest income		227,629		217,426
Impairment loss		—		(304)
Loss on disposal		(8,152)		(11,247)
Other comprehensive income (loss) for the year [2]		(8,127)		11,333
Derivative assets used for hedging
Gain on transactions		6,850		6,332
Gain (loss) on valuation		(2,707)		56,529
Other comprehensive income (loss) for the year [2]		(2,374)		47,164
Reclassified to profit or loss from other comprehensive income for the year [2,3]		3,643		(37,988)
Financial liabilities at amortized cost
Interest expense [1]		(197,446)		(203,327)
Loss on foreign currency transactions		(10,225)		(20,590)
Gain (loss) on foreign currency translation		147,927		(64,605)
Financial liabilities at fair value through profit or loss
Loss on valuation		—		(1,976)
Derivative liabilities used for hedging
Loss on transactions		(834)		—
Gain (loss) on valuation		(153,415)		95
Other comprehensive income (loss) for the year [2]		(78,927)		17,324
Reclassified to profit or loss from other comprehensive income for the year [2,3]		105,127		(3,133)

Total	~~W~~	(24,798)	~~W~~	52,518

33

KT Corporation

Notes to the Separate Financial Statements

December 31, 2020 and 2019

[1]	Interest income (interest expense) from lease receivables (lease liabilities) is excluded as it is not subject to classification of financial instruments (Note 21).
[2]	The amounts directly reflected in equity are after adjustments of deferred income tax.
[3]

During the current and previous year, certain derivatives of the Company were settled and the related gain or loss on valuation of cash flow hedges in other comprehensive income was reclassified to profit or loss for the year.

5.	Cash and Cash Equivalents

Restricted cash and cash equivalents as at December 31, 2020 and 2019, are as follows:

(in millions of Korean won)	December 31, 2020		December 31, 2019		Description
Bank deposits	~~W~~	18,848	~~W~~	16,975	Deposits restricted for government projects and others

Cash and cash equivalents in the statement of financial position are equal to cash and cash equivalents in the statement of cash flows.

6.	Trade and Other Receivables

Trade and other receivables as at December 31, 2020 and 2019, are as follows:

	December 31, 2020
(in millions of Korean won)	Total amounts		Provision for impairment		Present value discount		Carrying amount
Current assets
Trade receivables	~~W~~	2,990,693	~~W~~	(259,917)	~~W~~	(8,631)	~~W~~	2,722,145
Other receivables		464,889		(53,824)		(6,170)		404,895

Total	~~W~~	3,455,582		~~W~~ (313,741)	~~W~~	(14,801)	~~W~~	3,127,040

Non-current assets
Trade receivables	~~W~~	874,032	~~W~~	(3,833)		~~W~~ (33,836)		~~W~~ 836,363
Other receivables		257,443		(5)		(13,519)		243,919

Total	~~W~~	1,131,475		~~W~~ (3,838)	~~W~~	(47,355)	~~W~~	1,080,282

34

KT Corporation

Notes to the Separate Financial Statements

December 31, 2020 and 2019

	December 31, 2019
(in millions of Korean won)	Total amounts		Provision for impairment		Present value discount		Carrying amount
Current assets
Trade receivables	~~W~~	3,078,278	~~W~~	(244,078)	~~W~~	(9,029)	~~W~~	2,825,171
Other receivables		454,987		(48,991)		(159)		405,837

Total	~~W~~	3,533,265	~~W~~	(293,069)	~~W~~	(9,188)	~~W~~	3,231,008

Non-current assets
Trade receivables	~~W~~	858,435	~~W~~	(3,833)	~~W~~	(42,353)	~~W~~	812,249
Other receivables		275,042		(5)		(23,846)		251,191

Total	~~W~~	1,133,477	~~W~~	(3,838)	~~W~~	(66,199)	~~W~~	1,063,440

The fair values of trade and other receivables with original maturities less than one year are equal to their carrying amount because the discounting effect is immaterial. The fair value of trade and other receivables with original maturities longer than one year, which are mainly from sales of goods, is determined by discounting the expected future cash flow at the weighted average interest rate.

Details of changes in provisions for impairment for the years ended December 31, 2020 and 2019, are as follows:

	2020				2019
(in millions of Korean won)	Trade receivables		Other receivables		Trade receivables		Other receivables
Beginning	~~W~~	247,911	~~W~~	48,996	~~W~~	321,151	~~W~~	50,395
Provision		69,152		20,091		10,624		18,181
Written-off / transfer out		(53,313)		(15,258)		(83,864)		(19,580)

Ending	~~W~~	263,750	~~W~~	53,829	~~W~~	247,911	~~W~~	48,996

Provision for impairment on trade and other receivables is recognized as operating expenses, other expenses and finance costs.

Details of other receivables as at December 31, 2020 and 2019, are as follows:

(in millions of Korean won)	December 31, 2020		December 31, 2019
Loans	~~W~~	58,799	~~W~~	73,606
Receivables		313,073		300,656
Accrued income		1,355		1,485
Refundable deposits		325,545		327,748
Others		3,871		2,529
Provision for impairment		(53,829)		(48,996)

Total	~~W~~	648,814	~~W~~	657,028

35

KT Corporation

Notes to the Separate Financial Statements

December 31, 2020 and 2019

The maximum exposure of trade and other receivables to credit risks is the carrying amount of each class of receivables mentioned above as at December 31, 2020.

A portion of the trade receivables is classified as financial assets at fair value through other comprehensive income considering the trade receivables business model for managing the asset and the cash flow characteristics of the contract.

7.	Other Financial Assets and Liabilities

Details of other financial assets and liabilities as at December 31, 2020 and 2019, are as follows:

(in millions of Korean won)	December 31, 2020		December 31, 2019
Other financial assets
Financial assets measured at amortized cost [1]	~~W~~	262,477	~~W~~	72,329
Financial assets at fair value through profit or loss[1,2]		155,805		131,344
Financial assets at fair value through other comprehensive income		22,860		20,974
Derivatives used for hedging		7,684		55,423
Less: Non-current		(180,780)		(179,240)

Current	~~W~~	268,046	~~W~~	100,830

Other financial liabilities
Derivatives used for hedging	~~W~~	120,349	~~W~~	18,632
Less: Non-current		(120,349)		(18,632)

Current	~~W~~	—	~~W~~	—

[1]

As at December 31, 2020, the Company’s financial instruments amount to ~~W~~ 22,501 million (December 31, 2019: ~~W~~ 22,329 million), which consist of checking account deposits and time deposits and others, are subject to withdrawal restrictions.

[2]	Investment in Korea Software Financial Cooperative amounting to ~~W~~ 1,136 million is provided as collateral.

Details of financial assets at fair value through profit or loss as at December 31, 2020 and December 31, 2019, are as follows:

(in millions of Korean won)	December 31, 2020		December 31, 2019
Equity instruments (Listed)	~~W~~	110	~~W~~	232
Debt instruments		155,695		131,112
Less: Non-current		(155,805)		(131,344)

Current	~~W~~	—	~~W~~	—

The maximum exposure of debt instruments of financial assets at fair value through profit or loss to credit risk is the carrying amount as at December 31, 2020.

36

KT Corporation

Notes to the Separate Financial Statements

December 31, 2020 and 2019

Details of financial assets at fair value through other comprehensive income as at December 31, 2020 and December 31, 2019, are as follows:

(in millions of Korean won)	December 31, 2020		December 31, 2019
Equity instruments (Listed)	~~W~~	1,825	~~W~~	2,010
Equity instruments (Unlisted)		21,035		18,964
Less: Non-current		(22,860)		(20,974)

Current	~~W~~	—	~~W~~	—

Upon disposal of these equity investments, any balance within the other comprehensive income for these equity investments is not reclassified profit or loss, but to retained earnings. Upon disposal of these debt investments, the remaining balance of the accumulated other comprehensive income of these debt investments is reclassified to profit or loss.

Derivatives used for hedging as at December 31, 2020 and December 31, 2019, are as follows:

(in millions of Korean won)	December 31, 2020				December 31, 2019
	Assets		Liabilities		Assets		Liabilities
Currency swap [1]	~~W~~	7,684	~~W~~	120,349	~~W~~	55,423	~~W~~	18,632
Less: Non-current		(2,111)		(120,349)		(26,917)		(18,632)

Current	~~W~~	5,573	~~W~~	—	~~W~~	28,506	~~W~~	—

[1]

The currency swap contract is entered to hedge bond payables’ cash flow fluctuation risks arising from fluctuations of interest rates and exchange rates, and the maximum expected period exposed to cash flow fluctuation risks due to the forecast transactions subject to hedge is September 7, 2034.

The full fair value of a hedging derivative is classified as a non-current asset or liability if the remaining maturity of the hedged item is more than 12 months and, as a current asset or liability, if the maturity of the hedged item is less than 12 months.

The valuation gain and loss on the derivative contracts for the years ended December 31, 2020 and 2019, are as follows:

(in millions of Korean won)
	2020						2019
Type of Transaction	Valuation gain		Valuation loss		Other comprehensive loss[1]		Valuation gain		Valuation loss		Other comprehensive income[1]
Currency swap	~~W~~	—	~~W~~	156,122	~~W~~	(110,208)	~~W~~	72,409	~~W~~	15,785	~~W~~	87,488

[1]	Before adjustment of deferred income tax directly reflected in equity.

The ineffective portion recognized in profit or loss concerning cash flow hedges are valuation losses of ~~W~~ 2,711 million for the year ended December 31, 2020 (December 31, 2019: valuation gains of ~~W~~ 4,226 million).

37

KT Corporation

Notes to the Separate Financial Statements

December 31, 2020 and 2019

The unsettled amount of derivative instruments for the years ended December 31, 2020 and 2019, are as follows:

(i) Hedging instruments

(in millions of Korean won and thousands of foreign currencies)
	2020
				Book value of hedging instruments				Changes in fair value to calculate the ineffective portion of hedges
Currency	Foreign currency	Contract amount		Assets		Liabilities
USD	1,670,000	~~W~~	1,924,080	~~W~~	2,111	~~W~~	93,043	~~W~~	(128,854)
JPY	46,000,000		488,924		5,573		13,839		(4,065)
SGD	284,000		245,208		—		13,467		(13,611)

Total		~~W~~	2,658,212	~~W~~	7,684	~~W~~	120,349	~~W~~	(146,530)

(in millions of Korean won and thousands of foreign currencies)
	2019
					Book value of hedging instruments				Changes in fair value to calculate the ineffective portion of hedges
Currency	Foreign currency		Contract amount		Assets		Liabilities
USD	~~W~~	1,470,000	~~W~~	1,672,280	~~W~~	27,022	~~W~~	9,228	~~W~~	46,481
JPY		80,000,000		827,292		28,401		9,404		15,396

Total				2,658,212		55,423		18,632	~~W~~	61,877

(ii) Hedged Item

(in millions of Korean won)
	2020						2019
Currency	Book balue of hedged items		Changes in fair value to calculate the ineffective portion of hedges		Cash flow hedge reserves		Book value of hedged items		Changes in fair value to calculate the ineffective portion of hedges		Cash flow hedge reserves
USD	~~W~~	1,816,960	~~W~~	125,980	~~W~~	20,714	~~W~~	1,701,966	~~W~~	(42,811)	~~W~~	(4,224)
JPY		484,960		4,228		(2,569)		850,776		(14,841)		(2,395)
SGD		233,510		13,611		2,707		—		—		—

Total	~~W~~	2,535,430	~~W~~	143,819	~~W~~	20,852	~~W~~	2,552,742	~~W~~	(57,652)	~~W~~	(6,619)

38

KT Corporation

Notes to the Separate Financial Statements

December 31, 2020 and 2019

Details of financial liabilities at fair value through profit or loss as at December 31, 2020 and 2019, are as follows:

(in millions of Korean won)	December 31, 2020		December 31, 2019
Financial liabilities at fair value through profit or loss
Derivative liabilities held for trading	~~W~~	—	~~W~~	—

The valuation gain and loss on financial liabilities at fair value through profit or loss for the years ended December 31, 2020 and 2019, are as follows:

(in millions of Korean won)	2020				2019
	Valuation gain		Valuation loss		Valuation gain		Valuation loss
Derivative liabilities held for trading	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	1,976

8.	Inventories

Inventories as at December 31, 2020 and 2019, are as follows:

(in millions of Korean won)
	December 31, 2020						December 31, 2019
	Acquisition cost		Valuation allowance		Carrying amount		Acquisition cost		Valuation allowance		Carrying amount
Merchandise	~~W~~	481,829	~~W~~	(128,519)	~~W~~	353,310	~~W~~	616,203	~~W~~	(139,065)	~~W~~	477,138

Cost of inventories recognized as expenses for the year ended December 31, 2020 amounts to ~~W~~ 3,021,932 million (December 31, 2019: ~~W~~ 4,076,826 million), and valuation loss on inventory amounts to ~~W~~ 10,546 million for the year ended December 31, 2020 (December 31, 2019: ~~W~~ 32,772 million).

39

KT Corporation

Notes to the Separate Financial Statements

December 31, 2020 and 2019

9.	Other Assets and Liabilities

Other assets and liabilities as at December 31, 2020 and 2019, are as follows:

(in millions of Korean won)	December 31, 2020		December 31, 2019
Other assets
Advance payments	~~W~~	44,405	~~W~~	77,670
Prepaid expenses [1]		1,920,574		1,941,153
Contract assets [1]		536,373		512,908
Less: Non-current		(635,224)		(581,693)

Current	~~W~~	1,866,128	~~W~~	1,950,038

Other liabilities
Advances received [1]	~~W~~	224,079	~~W~~	110,960
Withholdings		20,871		21,712
Unearned revenue		14,610		40,789
Lease liabilities		1,066,144		1,120,825
Contract liabilities [1]		371,396		363,624
Less: Non-current		(877,715)		(852,349)

Current	~~W~~	819,385	~~W~~	805,561

[1]	The amounts include adjustments arising from adoption of Korean IFRS 1115 (Note 26).

10.	Assets Held-for-Sale

During the prior period, the Company decided to sell certain real estate, in which the amount of ~~W~~ 82,865 million was classified as assets held for sale and sold during the year ended December 31, 2020.

As the Company decided to sell some of the investments in associates in the current period, ~~W~~ 36,321 million was classified as assets held for sale. The asset is measured at net fair value in accordance with Korean IFRS 1105, which is a non-repetitive fair value measured using the recent sale prices of similar businesses, an observable input variable. During the current period, the impairment loss recognized for the assets held for sale was ~~W~~ 14,629 million and is classified as other expenses (impairment loss on assets held for sale). The asset was disposed of in the current period (Note 14).

40

KT Corporation

Notes to the Separate Financial Statements

December 31, 2020 and 2019

11.	Property and Equipment

Changes in property and equipment for the years ended December 31, 2020 and 2019, are as follows:

(in millions of Korean won)	2020
	Land		Buildings and structures		Telecommunications equipment		Others		Construction- in-progress		Total
Acquisition cost	~~W~~	848,945	~~W~~	3,025,866	~~W~~	35,478,139	~~W~~	1,084,575	~~W~~	936,876	~~W~~	41,374,401
Less: Accumulated depreciation (including accumulated impairment losses and others)		(132)		(1,627,077)		(27,309,546)		(988,792)		(902)		(29,926,449)

Beginning, net	~~W~~	848,813	~~W~~	1,398,789	~~W~~	8,168,593	~~W~~	95,783	~~W~~	935,974	~~W~~	11,447,952
Acquisitions and capital expenditures		206		5,383		90,905		25,528		2,815,579		2,937,601
Disposals and terminations		(1,259)		(2,703)		(66,087)		(1,005)		(644)		(71,698)
Depreciation		—		(93,124)		(2,171,832)		(47,310)		—		(2,312,266)
Transfers (from) to investment properties		53,238		277,485		2,399,322		7,836		(2,782,741)		(44,860)
Others		(8,484)		(21,272)		73,262		(518)		—		42,988

Ending, net	~~W~~	892,514	~~W~~	1,564,558	~~W~~	8,494,163	~~W~~	80,314	~~W~~	968,168	~~W~~	11,999,717

Acquisition cost	~~W~~	892,646	~~W~~	3,244,503	~~W~~	36,945,119	~~W~~	1,085,839	~~W~~	972,127	~~W~~	43,140,234
Less: Accumulated depreciation (including accumulated impairment losses and others)		(132)		(1,679,945)		(28,450,956)		(1,005,525)		(3,959)		(31,140,517)

(in millions of Korean won)	2019
	Land		Buildings and structures		Telecommunications equipment		Others		Construction- in-progress		Total
Acquisition cost	~~W~~	932,442	~~W~~	2,993,851	~~W~~	34,191,604	~~W~~	1,467,760	~~W~~	759,200	~~W~~	40,344,857
Less: Accumulated depreciation (including accumulated impairment losses and others)		(132)		(1,543,830)		(26,761,368)		(1,174,534)		(595)		(29,480,459)

Beginning, net	~~W~~	932,310	~~W~~	1,450,021	~~W~~	7,430,236	~~W~~	293,226	~~W~~	758,605	~~W~~	10,864,398
Changes in accounting policy[1]		—		—		(12,947)		(196,756)		—		(209,703)
Acquisition and capital expenditure		338		2,369		175,046		39,368		3,113,470		3,330,591
Disposal and termination		(482)		(3,830)		(75,872)		(2,287)		(1,206)		(83,677)
Depreciation		—		(96,651)		(2,095,913)		(45,393)		—		(2,237,957)
Transfer (from) to investment properties		5,352		195,644		2,664,536		7,982		(2,934,895)		(61,381)
Transfer to assets held for sale		(89,330)		(1,121)		—		—		—		(90,451)
Others		625		(147,643)		83,507		(357)		—		(63,868)

Ending, net	~~W~~	848,813	~~W~~	1,398,789	~~W~~	8,168,593	~~W~~	95,783	~~W~~	935,974	~~W~~	11,447,952

Acquisition cost	~~W~~	848,945	~~W~~	3,025,866	~~W~~	35,478,139	~~W~~	1,084,575	~~W~~	936,876	~~W~~	41,374,401
Less: Accumulated depreciation (including accumulated impairment losses and others)		(132)		(1,627,077)		(27,309,546)		(988,792)		(902)		(29,926,449)

[1]	With the application of Korean IFRS 1116, property and equipment were reclassified to right-of-use assets.

41

KT Corporation

Notes to the Separate Financial Statements

December 31, 2020 and 2019

The borrowing costs capitalized for qualifying assets amount to ~~W~~ 8,452 million for the year ended December 31, 2020 (December 31, 2019: ~~W~~ 6,360 million). The interest rate applied to calculate the capitalized borrowing costs in 2020 is 2.36% (2019: 2.63%).

12.	Investment Properties

Changes in investment properties for the years ended December 31, 2020 and 2019, are as follows:

(in millions of Korean won)	2020						2019
	Land		Buildings		Total		Land		Buildings		Total
Acquisition cost	~~W~~	180,275	~~W~~	1,081,053	~~W~~	1,261,328	~~W~~	180,901	~~W~~	857,950	~~W~~	1,038,851
Less: Accumulated depreciation		—		(492,309)		(492,309)		—		(438,227)		(438,227)
Beginning, net		180,275		588,744		769,019		180,901		419,723		600,624
Changes in accounting policy[1]		—		—		—		—		46,666		46,666
Depreciation		—		(52,018)		(52,018)		—		(50,816)		(50,816)
Transfer from (to) property, plant and equipment		8,484		10,078		18,562		(626)		173,171		172,545

Ending, net	~~W~~	188,759	~~W~~	546,804	~~W~~	735,563	~~W~~	180,275	~~W~~	588,744	~~W~~	769,019

Acquisition cost	~~W~~	188,759	~~W~~	1,112,495	~~W~~	1,301,254	~~W~~	180,275	~~W~~	1,081,053	~~W~~	1,261,328
Less: Accumulated depreciation		—		(565,691)		(565,691)		—		(492,309)		(492,309)

[1]	With the application of Korean IFRS 1116, right-of-use-assets were partially reclassified to investment properties (Note 21).

The fair value of investment properties is ~~W~~ 2,014,091 million as at December 31, 2020 (December 31, 2019: ~~W~~ 1,825,297 million). The fair value of investment properties is estimated based on the expected cash flow.

Rental income from investment properties is ~~W~~ 187,865 million for the year ended December 31, 2020 (for the year ended December 31, 2019: ~~W~~ 188,458 million) and direct operating expenses (including repairs and maintenance) arising from investment properties that generated rental income during the period are recognized as operating expenses.

As at December 31, 2020, the Company (as lessor) has entered into a non-cancellable operating lease contract relating to real estate lease. The future minimum lease fee under this contract is ~~W~~57,436 million for one year or less, ~~W~~62,929 million for more than five years, ~~W~~57,304 million over five years, and ~~W~~177,669 million in total.

Details of investment properties provided as collateral as at December 31, 2020 and 2019, are as follows:

(in millions of Korean won)	December 31, 2020
Collateral	Carrying amount		Secured amount		Related account	Related amount
Land and buildings	~~W~~	135,070	~~W~~	39,250	Deposits received	~~W~~	35,258

(in millions of Korean won)	December 31, 2019
Collateral	Carrying amount		Secured amount		Related account	Related amount
Land and buildings	~~W~~	165,487	~~W~~	37,984	Deposits received	~~W~~	34,584

42

KT Corporation

Notes to the Separate Financial Statements

December 31, 2020 and 2019

13.	Intangible Assets

Changes in intangible assets for the years ended December 31, 2020 and 2019, are as follows:

	2020
(in millions of Korean won)	Goodwill		Industrial rights		Development costs		Software		Frequency usage rights		Others		Total
Acquisition cost	~~W~~	65,057	~~W~~	31,313	~~W~~	1,728,495	~~W~~	685,413	~~W~~	3,614,336	~~W~~	198,669	~~W~~	6,323,283
Less: Accumulated depreciation (including accumulated impairment loss and others)		—		(16,060)		(1,448,276)		(625,205)		(1,863,454)		(130,406)		(4,083,401)

Beginning, net	~~W~~	65,057	~~W~~	15,253	~~W~~	280,219	~~W~~	60,208	~~W~~	1,750,882	~~W~~	68,263	~~W~~	2,239,882
Acquisition and capital expenditure		—		4,878		32,882		12,490		—		5,086		55,336
Disposals and terminations		—		(1,131)		(1,849)		(6)		—		(3,709)		(6,695)
Amortization		—		(2,637)		(96,672)		(21,037)		(399,140)		(811)		(520,297)
Impairment loss		—		—		—		—		(190,929)		(1,131)		(192,060)
Others		—		—		—		—		—		7,290		7,290

Ending, net	~~W~~	65,057	~~W~~	16,363	~~W~~	214,580	~~W~~	51,655	~~W~~	1,160,813	~~W~~	74,988	~~W~~	1,583,456

Acquisition cost	~~W~~	65,057	~~W~~	32,750	~~W~~	1,744,422	~~W~~	697,893	~~W~~	3,365,972	~~W~~	199,846	~~W~~	6,105,940
Less: Accumulated depreciation (including accumulated impairment loss and others)		—		(16,387)		(1,529,842)		(646,238)		(2,205,159)		(124,858)		(4,522,484)

	2019
(in millions of Korean won)	Goodwill		Industrial rights		Development costs		Software		Frequency usage rights		Others		Total
Acquisition cost	~~W~~	65,057	~~W~~	29,882	~~W~~	1,751,968	~~W~~	681,937	~~W~~	3,633,133	~~W~~	293,795	~~W~~	6,455,772
Less: Accumulated depreciation (including accumulated impairment losses and others)		—		(15,877)		(1,399,737)		(592,591)		(1,483,111)		(191,069)		(3,682,385)

Beginning, net	~~W~~	65,057	~~W~~	14,005	~~W~~	352,231	~~W~~	89,346	~~W~~	2,150,022	~~W~~	102,726	~~W~~	2,773,387

Changes in accounting policy [1]		—		—		—		—		—		(26,208)		(26,208)
Acquisitions and capital expenditures		—		4,602		52,369		9,738		—		706		67,415
Disposals and terminations		—		(992)		(3,020)		(567)		—		(6,694)		(11,273)
Amortization		—		(2,362)		(121,356)		(38,060)		(399,140)		(2,267)		(563,185)
Transfers to property and equipment		—		—		(5)		(249)		—		—		(254)

Ending, net	~~W~~	65,057	~~W~~	15,253	~~W~~	280,219	~~W~~	60,208	~~W~~	1,750,882	~~W~~	68,263	~~W~~	2,239,882

Acquisition cost	~~W~~	65,057	~~W~~	31,313	~~W~~	1,728,495	~~W~~	685,413	~~W~~	3,614,336	~~W~~	198,669	~~W~~	6,323,283
Less: Accumulated depreciation (including accumulated impairment losses and others)		—		(16,060)		(1,448,276)		(625,205)		(1,863,454)		(130,406)		(4,083,401)

[1]	With the application of Korean IFRS 1116, intangible assets were reclassified to right-of-use assets.

43

KT Corporation

Notes to the Separate Financial Statements

December 31, 2020 and 2019

The carrying amount of membership rights with an indefinite useful life not subject to amortization is ~~W~~ 72,361 million as at December 31, 2020 (December 31, 2019: ~~W~~ 64,825 million).

The Company annually performs an assessment of goodwill impairment. The recoverable amount of all CGUs has been determined based on value-in-use. These calculations use cash flow projections based on financial budgets approved by management covering a five-year period. Cash flows beyond the five-year period are extrapolated using the estimated growth rates. The growth rate does not exceed the long-term average growth rate included in industry report specific to the industry in which the CGU operates.

The Company determined the gross margin rate based on past performance and its expectations of market development. The average growth rates used are estimated based on the historical growth rate. In addition, the Company estimated the pre-tax cash flow based on past performance and its expectation of market growth, and the applied pre-tax discount rates reflected specific risks relating to the relevant CGUs.

As a result of impairment tests, the Company concluded that the carrying amount of CGUs does not exceed the recoverable amount of CGUs. Therefore, the Company did not recognize any impairment loss on goodwill for the years ended December 31, 2020 and 2019.

The Company recognized an impairment loss of ~~W~~ 190,929 million as the carrying amount of the 28GHz frequency usage right for the wireless business (acquisition cost: ~~W~~ 201,461 million) exceeded the recoverable amount during the current period, and was recognized as other expenses in the separate statement of profit or loss. The recoverable amount was calculated based on the value of use. Value of use was calculated by discounting the future cashflow that considers the remaining useful life (3 years) of frequency usage rights.

44

KT Corporation

Notes to the Separate Financial Statements

December 31, 2020 and 2019

14.	Investments in Subsidiaries, Associates and Joint ventures

Carrying amounts in investments in subsidiaries, associates and joint ventures as at December 31, 2020 and 2019, is as follows:

(in millions of Korean won)	December 31, 2020		December 31, 2019
Subsidiaries	~~W~~	3,269,173	~~W~~	3,270,770
Associates and joint ventures		235,844		230,621

Total	~~W~~	3,505,017	~~W~~	3,501,391

Investments in subsidiaries as at December 31, 2020 and 2019, are as follows:

(in millions of Korean won)	Location	Percentage of ownership (%)	Carrying amount
			December 31, 2020		December 31, 2019
KT Estate Inc.	Korea	100.0%	~~W~~	1,084,522	~~W~~	1,084,522
KT Sat Co., Ltd.	Korea	100.0%		390,530		390,530
KTCS Corporation [1]	Korea	7.8%		6,427		6,427
KTIS Corporation [1]	Korea	30.8%		30,633		30,633
KT Skylife Co., Ltd.	Korea	50.3%		311,696		311,696
BC Card Co., Ltd.	Korea	69.5%		633,004		633,004
KT M&S Co., Ltd.	Korea	100.0%		26,764		26,764
KT Hitel Co., Ltd.	Korea	63.7%		120,078		120,078
KT Belgium	Belgium	100.0%		5,489		22,743
KT Powertel Co., Ltd. 1	Korea	44.8%		37,419		37,419
Genie Music Corporation [1] (KT Music Corporation)	Korea	36.2%		37,417		37,417
KT Dutch B.V	Netherlands	100.0%		32,359		32,359
KT Telecop Co., Ltd.	Korea	86.8%		134,308		134,308
KT Submarine Co., Ltd. [1]	Korea	39.3%		24,370		24,370
Nasmedia, Inc. [2]	Korea	44.0%		23,051		23,051
KTDS Co., Ltd.	Korea	95.5%		19,616		19,616
KTGDH Co., Ltd. (KTSB Data Service Co., Ltd.)	Korea	100.0%		7,544		7,544
KT Strategic Investment Fund No.2	Korea	90.9%		10,245		10,245
KT Sports	Korea	66.0%		14,520		9,900
KT M Mobile Co., Ltd.	Korea	100.0%		102,237		136,174
KT Service Bukbu Co., Ltd.	Korea	67.3%		7,092		7,092
KT Service Nambu Co., Ltd.	Korea	76.4%		10,160		10,160
KT Strategic Investment Fund No.3	Korea	86.7%		4,507		4,507
KT Strategic Investment Fund No.4	Korea	95.0%		19,000		19,000
PlayD Co., Ltd. (N Search Marketing Co., Ltd.) [3]	Korea	23.5%		20,000		20,000
KT MOS Bukbu Co., Ltd.	Korea	100.0%		6,334		6,334
KT MOS Nambu Co., Ltd.	Korea	98.4%		4,267		4,267
Next connect PFV	Korea	100.0%		24,250		23,421
KT Strategic Investment Fund No.5	Korea	95.0%		12,540		6,000
StoryWiz Inc.	Korea	100.0%		14,000		—
KT Engineering Co., Ltd. ( KT ENGCORE Co., Ltd)	Korea	59.8%		28,000		—
Others	—	—		66,794		71,189

Total			~~W~~	3,269,173	~~W~~	3,270,770

45

KT Corporation

Notes to the Separate Financial Statements

December 31, 2020 and 2019

[1]

At the end of the reporting period, although the sum of percentage of ownership of the Company and its subsidiaries is less than 50% ownership in this entity, this entity is included in investments in subsidiaries due to the dispersion of the non-controlling interests and voting patterns at the shareholders’ meetings in the past.

[2]

At the end of the reporting period, although the Company owns less than 50% ownership in this entity, this entity is included in investments in subsidiaries as the Company holds the majority of voting right based on an agreement with other investors.

[3]	At the end of the reporting period, this entity is included in investments in subsidiaries as the Nasmedia Co., Ltd., holds ownership of 46.9% the Company and subsidiary holds ownership of 70.4%.

Investments in associates and joint ventures as at and for the years ended December 31, 2020 and 2019, are as follows:

			Carrying amount
(in millions of Korean won)	Location	Percentage of ownership (%)	December 31, 2020		December 31, 2019
KIF Investment Fund	Korea	33.3%	~~W~~	115,636	~~W~~	115,636
KT-IBKC Future Investment Fund 1	Korea	43.3%		12,090		12,090
KT-CKP New Media Investment Fund	Korea	—		—		127
K Bank Inc. [1]	Korea	—		—		50,950
Hyundai Robotics Inc. [2]	Korea	10.0%		50,000		—
Others				58,118		51,818

Total			~~W~~	235,844	~~W~~	230,621

[1]	During the current financial year, the investment was classified as held for sale and disposed (Note 10).
[2]

At the end of the reporting period, although the Company owns less than 20% ownership in ordinary shares, this entity is included in investments in associates as the Company has a significant influence on determining the operating and financial policies.

46

KT Corporation

Notes to the Separate Financial Statements

December 31, 2020 and 2019

Changes in investments in subsidiaries, associates and joint ventures for the years ended December 31, 2020 and 2019, are as follows:

(in millions of Korean won)	2020		2019
Beginning	~~W~~	3,501,391	~~W~~	3,547,683
Acquisition		115,845		155,011
Disposal		(8,398)		(28,534)
Impairment		(52,871)		(172,769)
Others[1]		(50,950)		—

Ending	~~W~~	3,505,017	~~W~~	3,501,391

[1]	During the current financial year, the investment was classified as held for sale and disposed (Note 10).

The cost method is applied to account for investments in subsidiaries, associates and joint ventures and is reviewed for any indicators that an impairment loss may have occurred at the end of each reporting period. If there are such indicators, the recoverable amount of the asset is estimated using the future cash flow discount method, and if the recoverable amount falls short of the carrying amount, the carrying amount of the asset is reduced and the impairment loss is immediately recognized as a current term loss.

During the current financial year, the difference between the recoverable amount and carrying amount of ~~W~~33,936 million (2019: ~~W~~63,826 million) was recognized as other expenses in relation to the subsidiary ‘KT M Mobile Co., Ltd.’ during the current term, and the discount rate applied to the expected future cash flow is 8.52%.

During the current financial year, the difference between recoverable amount and carrying amount between ~~W~~17,254 million (2019: ~~W~~31,769 million) in relation to ‘KT Belgium’, a subsidiary company, was recognized as other expenses during the current term, and the discount rate applied to the expected future cash flows is 13.07%.

During the current financial year, in relation to ‘KBTO Sp.z o.o.’, a subsidiary company, during the current period, the difference between recoverable amount and carrying amount of ~~W~~1,681 million (2019: ~~W~~3,828 million) was recognized as other expenses.

47

KT Corporation

Notes to the Separate Financial Statements

December 31, 2020 and 2019

15.	Trade and Other Payables

Details of trade and other payable as at December 31, 2020 and 2019, are as follows:

(in millions of Korean won)	December 31, 2020		December 31, 2019
Current Liabilities
Accounts payable	~~W~~	672,179	~~W~~	888,971
Other payables		3,604,783		3,840,712

Total	~~W~~	4,276,962	~~W~~	4,729,683

Non-current Liabilities
Other payables		738,275		1,028,886

Total	~~W~~	738,275	~~W~~	1,028,886

Details of other payables as at December 31, 2020 and 2019, are as follows:

(in millions of Korean won)	December 31, 2020		December 31, 2019
Non-trade payable	~~W~~	3,086,595	~~W~~	3,527,333
Accrued expenses		642,388		698,083
Operating deposits		460,379		480,638
Others		153,696		163,544
Less: Non-current		(738,275)		(1,028,886)

Current	~~W~~	3,604,783	~~W~~	3,840,712

16.	Borrowings

Details of borrowings as at December 31, 2020 and 2019, are as follows:

Debentures

(in millions of Korean won and foreign currencies in thousands)			December 31, 2020			December 31, 2019
Type	Maturity	Annual interest rates	Foreign currency	Korean won		Foreign currency	Korean won
MTNP notes [1]	Sep. 7, 2034	6.500%	USD 100,000	~~W~~	108,800	USD 100,000	~~W~~	115,780
MTNP notes	Jul. 18, 2026	2.500%	USD 400,000		435,200	USD 400,000		463,120
MTNP notes	Aug. 7, 2022	2.625%	USD 400,000		435,200	USD 400,000		463,120
FR notes	Aug. 23, 2020	—	—		—	USD 200,000		231,560
FR notes [2]	Aug. 23, 2023	LIBOR(3M) +0.900%	USD 100,000		108,800	USD 100,000		115,780
MTNP notes	Jul. 6, 2020	—	—		—	JPY 4,000,000		42,539
MTNP notes	Jul. 6, 2021	0.380%	JPY 16,000,000		168,682	JPY 16,000,000		170,155
MTNP notes	Nov. 13, 2020	—	—		—	JPY 30,000,000		319,041
MTNP notes	Jul. 19, 2022	0.220%	JPY 29,600,000		312,061	JPY 29,600,000		314,787
MTNP notes	Jul. 19, 2024	0.330%	JPY 400,000		4,217	JPY 400,000		4,254
FR notes [2]	Nov. 1, 2024	LIBOR(3M) +0.980%	USD 350,000		380,800	USD 350,000		405,230

48

KT Corporation

Notes to the Separate Financial Statements

December 31, 2020 and 2019

(in millions of Korean won and foreign currencies in thousands)			December 31, 2020			December 31, 2019
Type	Maturity	Annual interest rates	Foreign currency	Korean won		Foreign currency	Korean won
FR notes [2]	Jun. 19, 2023	SOR(6M)+0.500%	SGD 284,000		233,510	—		—
MTNP notes	Sep. 1, 2025	1.000%	USD 400,000		435,200	—		—
The 180-2nd Public bond	Apr. 26, 2021	4.710%	—		380,000	—		380,000
The 181-3rd Public bond	Aug. 26, 2021	4.090%	—		250,000	—		250,000
The 182-2nd Public bond	Oct. 28, 2021	4.310%	—		100,000	—		100,000
The 183-2nd Public bond	Dec. 22, 2021	4.090%	—		90,000	—		90,000
The 183-3rd Public bond	Dec. 22, 2031	4.270%	—		160,000	—		160,000
The 184-2nd Public bond	Apr. 10, 2023	2.950%	—		190,000	—		190,000
The 184-3rd Public bond	Apr. 10, 2033	3.170%	—		100,000	—		100,000
The 185-2nd Public bond	Sep. 16, 2020	—	—		—	—		300,000
The 186-3rd Public bond	Jun. 26, 2024	3.418%	—		110,000	—		110,000
The 186-4th Public bond	Jun. 26, 2034	3.695%	—		100,000	—		100,000
The 187-3rd Public bond	Sep. 2, 2024	3.314%	—		170,000	—		170,000
The 187-4th Public bond	Sep. 2, 2034	3.546%	—		100,000	—		100,000
The 188-1st Public bond	Jan. 29, 2020	—	—		—	—		160,000
The 188-2nd Public bond	Jan. 29, 2025	2.454%	—		240,000	—		240,000
The 188-3rd Public bond	Jan. 29, 2035	2.706%	—		50,000	—		50,000
The 189-2nd Public bond	Jan. 28, 2021	1.946%	—		130,000	—		130,000
The 189-3rd Public bond	Jan. 28, 2026	2.203%	—		100,000	—		100,000
The 189-4th Public bond	Jan. 28, 2036	2.351%	—		70,000	—		70,000
The 190-1st Public bond	Jan. 29, 2021	2.548%	—		110,000	—		110,000
The 190-2nd Public bond	Jan. 30, 2023	2.749%	—		150,000	—		150,000
The 190-3rd Public bond	Jan. 30, 2028	2.947%	—		170,000	—		170,000
The 190-4th Public bond	Jan. 30, 2038	2.931%	—		70,000	—		70,000
The 191-1st Public bond	Jan. 14, 2022	2.048%	—		220,000	—		220,000
The 191-2nd Public bond	Jan. 15, 2024	2.088%	—		80,000	—		80,000
The 191-3rd Public bond	Jan. 15, 2029	2.160%	—		110,000	—		110,000
The 191-4th Public bond	Jan. 14, 2039	2.213%	—		90,000	—		90,000
The 192-1st Public bond	Oct. 11, 2022	1.550%	—		340,000	—		340,000
The 192-2nd Public bond	Oct. 11, 2024	1.578%	—		100,000	—		100,000
The 192-3rd Public bond	Oct. 11, 2029	1.622%	—		50,000	—		50,000
The 192-4th Public bond	Oct. 11, 2039	1.674%	—		110,000	—		110,000
The 193-1st Public bond	Jun. 16, 2023	1.174%	—		150,000	—		—
The 193-2nd Public bond	Jun. 17, 2025	1.434%	—		70,000	—		—
The 193-3rd Public bond	Jun. 17, 2030	1.608%	—		20,000	—		—
The 193-4th Public bond	Jun. 15, 2040	1.713%	—		60,000	—		—

Subtotal					6,862,470			7,045,366
Less: Current portion					(1,228,284)			(1,052,032)
Discount on bonds					(19,663)			(20,780)

Total				~~W~~	5,614,523	—	~~W~~	5,972,554

49

KT Corporation

Notes to the Separate Financial Statements

December 31, 2020 and 2019

[1]

As at December 31, 2020, the Company has outstanding notes in the amount of USD 100 million with fixed interest rates under Medium Term Note Program (“MTNP”) registered in the Singapore Stock Exchange, which allowed issuance of notes of up to USD 2,000 million. However, the MTN program has been suspended since 2007.

[2]	LIBOR (3M) and SOR (6M) is approximately 0.238% and 0.185% as at December 31, 2020.

Long-Term Borrowings

(in millions of Korean won) Financial institution	Type	Maturity	Annual interest rates	December 31, 2020		December 31, 2019
Export-Import Bank of Korea	Inter-Korean Cooperation Fund [1]	July 10, 2026	1.500%	~~W~~	2,961	~~W~~	3,454
CA-CIB	Long-term Loan	May 15, 2023	1.260%		100,000		—

Subtotal					102,961		3,454
Less: Current portion					(493)		(493)

Net				~~W~~	102,468	~~W~~	2,961

[1]	Inter-Korean Cooperation Fund is repayable in installments over 13 years after a 7-year grace period.

The repayment schedule of the Company’s debentures and borrowings as at December 31, 2020, is as follows:

(in millions of Korean won)	Bonds						Borrowings
	In local currency		In foreign currency		Sub- total		In local currency		Total
Jan. 1, 2021~Dec. 31, 2021	~~W~~	1,060,000	~~W~~	168,682	~~W~~	1,228,682	~~W~~	493	~~W~~	1,229,175
Jan. 1, 2022~Dec. 31, 2022		560,000		747,261		1,307,261		493		1,307,754
Jan. 1, 2023~Dec. 31, 2023		490,000		342,310		832,310		100,493		932,803
Jan. 1, 2024~Dec. 31, 2024		460,000		385,017		845,017		493		845,510
Thereafter		1,670,000		979,200		2,649,200		989		2,650,189

Total	~~W~~	4,240,000	~~W~~	2,622,470	~~W~~	6,862,470	~~W~~	102,961	~~W~~	6,965,431

50

KT Corporation

Notes to the Separate Financial Statements

December 31, 2020 and 2019

17.	Provisions

Changes in provisions for the years ended December 31, 2020 and 2019, are as follows:

(in millions of Korean won)	2020
	Litigation		Restoration cost		Others		Total
Beginning balance	~~W~~	64,042	~~W~~	103,895	~~W~~	69,782	~~W~~	237,719
Increase (transfer)		14,743		(2,612)		15,055		27,186
Usage		(3,800)		(2,297)		(1,891)		(7,988)
Reversal		(806)		(1,947)		(21,419)		(24,172)

Ending balance	~~W~~	74,179	~~W~~	97,039	~~W~~	61,527	~~W~~	232,745

Current	~~W~~	74,179	~~W~~	19,409	~~W~~	59,383	~~W~~	152,971
Non-current		—		77,630		2,144		79,774

(in millions of Korean won)	2019
	Litigation		Restoration cost		Others		Total
Beginning balance	~~W~~	14,513	~~W~~	110,195	~~W~~	90,977	~~W~~	215,685
Increase (transfer)		51,107		4,927		12,456		68,490
Usage		(15)		(5,198)		(13,698)		(18,911)
Reversal		(1,563)		(6,029)		(19,953)		(27,545)

Ending balance	~~W~~	64,042	~~W~~	103,895	~~W~~	69,782	~~W~~	237,719

Current	~~W~~	64,042	~~W~~	36,595	~~W~~	67,092	~~W~~	167,729
Non-current		—		67,300		2,690		69,990

18.	Net Defined Benefit Liability

The amounts recognized in the statements of financial position are determined as follows:

(in millions of Korean won)	December 31, 2020		December 31, 2019
Present value of defined benefit obligations	~~W~~	1,809,843	~~W~~	1,774,582
Fair value of plan assets		(1,539,553)		(1,499,984)

Liabilities, net	~~W~~	270,290	~~W~~	274,598

51

KT Corporation

Notes to the Separate Financial Statements

December 31, 2020 and 2019

Changes in the defined benefit obligations for the years ended December 31, 2020 and 2019, are as follows:

(in millions of Korean won)	2020		2019
Beginning	~~W~~	1,774,582	~~W~~	1,620,349
Current service cost		142,932		140,657
Interest expense		33,648		36,731
Benefits paid		(179,370)		(36,839)
Remeasurements:
Actuarial losses arising from changes in demographic assumptions		—		120
Actuarial losses arising from changes in financial assumptions		4,823		2,212
Actuarial losses arising from experience adjustments		33,228		11,352

Ending	~~W~~	1,809,843	~~W~~	1,774,582

Changes in the fair value of plan assets for the years ended December 31, 2020 and 2019, are as follows:

(in millions of Korean won)	2020		2019
Beginning	~~W~~	1,499,984	~~W~~	1,191,186
Interest income		28,441		27,003
Remeasurements		2,443		(1,112)
Employer contributions		171,453		316,700
Benefits paid		(162,768)		(33,793)

Ending	~~W~~	1,539,553	~~W~~	1,499,984

Amounts recognized in the statements of profit or loss for the years ended December 31, 2020 and 2019, are as follows:

(in millions of Korean won)	2020		2019
Current service cost	~~W~~	142,932	~~W~~	140,657
Net interest expense		5,207		9,728
Transfer out		(16,604)		(16,122)

Total expense	~~W~~	131,535	~~W~~	134,263

52

KT Corporation

Notes to the Separate Financial Statements

December 31, 2020 and 2019

Principal actuarial assumptions were as follows:

	December 31, 2020	December 31, 2019
Discount rate	1.91%	1.97%
Future salary increases	5.35%	5.37%

The sensitivity of the defined benefit obligations as at December 31, 2020, to changes in the principal assumptions is:

(in millions of Korean won)	Effect on defined benefit obligation
	Changes in assumption		Increase in assumption		Decrease in assumption
Discount rate	0.5	%p	~~W~~	(59,113)	~~W~~	62,915
Future salary growth rate	0.5	%p		55,601		(52,886)

A decrease in corporate bond yields will increase plan liabilities, although this will be partially offset by an increase in the value of the plans’ bond holdings.

The above sensitivity analyses are based on a change in an assumption while holding all other assumptions constant. In practice, this is unlikely to occur, and changes in some of the assumptions may be correlated. The sensitivity of the defined benefit obligation to changes in principal actuarial assumptions is calculated using the projected unit credit method, the same method applied when calculating the defined benefit obligations recognized on the statement of financial position.

The Company reviews the funding level on an annual basis and has a policy of eliminating deficit from the fund. Expected contributions to post-employment benefit plans for the year ending December 31, 2021, are ~~W~~ 209,075 million.

The expected maturity analysis of undiscounted pension benefits as at December 31, 2020, is as follows:

(in millions of Korean won)	Less than 1 year	Between 1-2 years	Between 2-5 years	Over 5 years	Total
Pension benefits	~~W~~126,280	~~W~~171,049	~~W~~528,950	~~W~~1,247,552	~~W~~2,073,831

The weighted average duration of the defined benefit obligations is 6.9 years.

19.	Defined Contribution Plan

Recognized expense related to the defined contribution plan for the year ended December 31, 2020, is ~~W~~ 39,695 million (for the year ended December 31, 2019: ~~W~~ 38,615 million).

53

KT Corporation

Notes to the Separate Financial Statements

December 31, 2020 and 2019

20.	Commitments and Contingencies

As at December 31, 2020, major commitments with local financial institutions are as follows:

(in millions of Korean won)	Financial institution	Currency Limit		Used amount
Bank overdraft	Kookmin Bank and others	KRW	1,480,000	—
Inter-Korean Cooperation Fund	Export-Import Bank of Korea	KRW	37,700	2,714
Economic Cooperation Business Insurance	Export-Import Bank of Korea	KRW	3,240	1,732
Collateralized loan on accounts receivable –trade	Kookmin Bank and others	KRW	317,000	9,343
Plus electronic notes payable	Industrial Bank of Korea	KRW	50,000	331
Derivatives transaction limit	Korea Develment Bank Woori Bank and others	KRW	100,000	22,027
		USD	69,054	44,616

Total		KRW	1,987,940	36,147
		USD	69,054	44,616

As at December 31, 2020, guarantees received from financial institutions are as follows:

(in millions of Korean won and foreign currencies in thousands)	Financial institution	Currency	Limit
Comprehensive line of credit	KEB Hana Bank	KRW	4,100
		USD	8,700
Bid guarantee	Korea Software Financial Cooperative	KRW	78,291
Contract and warranty guarantee	Korea Software Financial Cooperative	KRW	374,292
Prepayment and other guarantee	Korea Software Financial Cooperative	KRW	348,014
	Kookmin Bank	USD	16,948
Guarantees for bonds payable in foreign currency	Shinhan Bank	USD	8,072
	Woori Bank	USD	15,000
Guarantees for bonds payable in currency	Shinhan Bank	KRW	70,962
Performance guarantee	Seoul Guarantee Insurance	KRW	9,690
Guarantee for deposits	Seoul Guarantee Insurance	KRW	4,060
Auction guarantee	Seoul Guarantee Insurance	KRW	1,729
Advance payment refund guarantee	Industrial Bank of Korea	USD	8,536
Contract guarantee	Industrial Bank of Korea	USD	7,369

Total		KRW	891,138
		USD	64,625

The Company is jointly and severally obligated with KT Sat Co., Ltd. to pay KT Sat Co., Ltd.’s liabilities incurred prior to spin-off. As at December 31, 2020, the Company and KT Sat Co., Ltd. are jointly and severally liable for reimbursement of ~~W~~ 1,618 million.

54

KT Corporation

Notes to the Separate Financial Statements

December 31, 2020 and 2019

For the year ended December 31, 2020, the Company entered into agreements with the Securitization Specialty Companies (2020: First 5G 49th to 54th Securitization Specialty Co., Ltd., 2019: First 5G 43rd to 48th Securitization Specialty Co., Ltd.) and disposed of its trade receivables related to handset sales. The Company also made asset management agreements with each securitization specialty company and in accordance with the agreement the Company will receive asset management fees upon liquidation of the securitization specialty company.

As at December 31, 2020, the Company is a defendant in 154 lawsuits with the total claimed amount of ~~W~~ 91,380 million. As at December 31, 2020, litigation provisions of ~~W~~ 74,179 million for pending lawsuits and unasserted claims are recorded as liabilities for potential loss in the ordinary course of business. The final outcomes of the cases cannot be estimated at the end of the reporting period.

According to the financial and other covenants included in certain debentures and borrowings, the Company is required to maintain certain financial ratios such as debt-to-equity ratio, use the funds for the designated purpose and report to the creditors periodically. The covenant also contains restrictions on provision of additional collateral and disposal of certain assets.

At the end of the reporting period, the Company participates in Algerie Sidi Abdela new town development consortium (percentage of ownership: 2.5%) and has joint liability with other consortium participants.

At the end of the reporting period, the contract amount of property and equipment acquisition agreements made but not yet recognized amounts to ~~W~~ 595,145 million (December 31, 2019: ~~W~~ 850,054 million).

55

KT Corporation

Notes to the Separate Financial Statements

December 31, 2020 and 2019

21.	Leases

Set out below is Information for leases when the Company is a lessee. Information for when the Company is a lessor is provided in Note 12.

The separate statement of financial position shows the following amounts relating to leases:

(in millions of Korean won)	December 31, 2020		January 1, 2020
Right-of-use assets
Property and buildings	~~W~~	1,069,993	~~W~~	1,011,027
Machinery and communication line facilities		38,073		138,678
Others		44,087		45,096

	~~W~~	1,152,153	~~W~~	1,194,801

Investment properties (building)	~~W~~	19,730	~~W~~	50,131

(in millions of Korean won)	December 31, 2020		December 31, 2019
Lease liabilities [1]
Current	~~W~~	291,470	~~W~~	332,580
Non-current		774,674		788,245

	~~W~~	1,066,144	~~W~~	1,120,825

[1]	Included in the line item ‘other current liabilities and non- current liabilities’ in the separate statement of financial position (Note 9).

For the year ended December 31, 2020 and 2019, right-of-use assets has increased to ~~W~~ 405,842 million and ~~W~~ 694,077 million.

The statement of profit or loss shows the following amounts relating to leases:

(in millions of Korean won)	2020		2019
Depreciation of right-of-use assets
Property and building	~~W~~	302,115	~~W~~	309,875
Machinery and communication line facilities		57,932		88,871
Others		21,478		19,937

	~~W~~	381,525	~~W~~	418,683

Depreciation of investment properties	~~W~~	18,976	~~W~~	21,688
Interest expense relating to lease liabilities		41,479		52,943
Short-term leases		5,373		4,770
Expense relating to leases of low-value assets that are not short-term leases		15,178		17,437

The total cash outflow for leases for the years ended December 31, 2020 and 2019 was ~~W~~ 500,014 million and ~~W~~ 527,137 million, respectively.

56

KT Corporation

Notes to the Separate Financial Statements

December 31, 2020 and 2019

22.	Share Capital

As at December 31, 2020 and 2019, the Company has authorized 1,000,000,000 shares, and the details are as follows:

	December 31, 2020			December 31, 2019
	Number of outstanding shares	Par value per share (in Korean won)	Ordinary shares (in millions of Korean won)	Number of outstanding shares	Par value per share (in Korean won)	Ordinary shares (in millions of Korean won)
Ordinary shares[1]	261,111,808	~~W~~ 5,000	~~W~~ 1,564,499	261,111,808	~~W~~ 5,000	~~W~~ 1,564,499

[1]	The Company retired 51,787,959 treasury shares against retained earnings. Therefore, the ordinary shares amount differs from the amount resulting from multiplying the number of shares issued.

23.	Retained Earnings

Details of retained earnings as at December 31, 2020 and 2019, are as follows:

	December 31, 2020		December 31, 2019
Legal reserve [1]	~~W~~	782,249	~~W~~	782,249
Voluntary reserves [2]		4,651,362		4,651,362
Unappropriated retained earnings		5,800,103		5,432,971

Total	~~W~~	11,233,714	~~W~~	10,866,582

[1]

The Commercial Code of the Republic of Korea requires the Company to appropriate, as a legal reserve, an amount equal to a minimum of 10% of cash dividends paid until such reserve equals 50% of its issued share capital. The reserve is not available for the payment of cash dividends, but may be transferred to share capital with the approval of the Company’s Board of Directors or used to reduce accumulated deficits, if any, with the ratification of the Company’s majority shareholders.

[2]

In accordance with the Restrictions on Special Taxation Act, R&D and HR related reserves under the voluntary reserves are separately accumulated when retained earnings from tax reserve funds are disposed, when income tax is recalculated from tax return adjustments. Reversal of these provisions can be paid out as dividends according to the related tax law.

The appropriation of retained earnings for the year ended December 31, 2020, is expected to be appropriated at the shareholders’ meeting on March 29, 2021. The appropriation date for the year ended December 31, 2019, was March 30, 2020.

57

KT Corporation

Notes to the Separate Financial Statements

December 31, 2020 and 2019

The appropriation of retained earnings for the years ended December 31, 2020 and 2019, is as follows:

(in millions of Korean won)	Note	2020		2019
Unappropriated retained earnings from prior year		~~W~~	5,164,920	~~W~~	5,021,603
Changes in accounting policy	38		(3,405)		(6,149)
Remeasurements of net defined benefit liabilities	18, 30		(26,790)		(10,906)
Loss on disposal of financial assets at fair value through other comprehensive income	4		(115)		—
Profit for the year			665,493		431,828

Retained earnings available for appropriation			5,800,103		5,436,376

Appropriation of loss on disposal of treasury stock	24		(20,498)		(1,690)
Dividends	32
(Cash dividend (%): Ordinary shares:			(326,487)		(269,766)
~~W~~ 1,350 (27.0%) in 2020
~~W~~ 1,100 (22.0%) in 2019

Appropriation of retained earnings			(346,985)		(271,456)

Retained earnings after appropriation		~~W~~	5,453,118	~~W~~	5,164,920

24.	Accumulated Other Comprehensive Income and Other Components of Equity

As at December 31, 2020 and 2019, the details of the Company’s accumulated other comprehensive income are as follows:

(in millions of Korean won)	December 31, 2020		December 31, 2019
Gain on valuation of financial assets at fair value through other comprehensive income	~~W~~	22,055	~~W~~	30,067
Gain (loss) on derivatives valuation		20,851		(6,618)

Total	~~W~~	42,906	~~W~~	23,449

58

KT Corporation

Notes to the Separate Financial Statements

December 31, 2020 and 2019

Changes in accumulated other comprehensive income for the years ended December 31, 2020 and 2019, are as follows:

(in millions of Korean won)	2020
	Beginning		Increase (Decrease)		Reclassification to gain or loss		Ending
Gain (loss) on valuation of financial assets at fair value through other comprehensive income	~~W~~	30,067	~~W~~	(8,012)	~~W~~	—	~~W~~	22,055
Gain (loss) on derivatives valuation		(6,618)		(81,301)		108,770		20,851

Total	~~W~~	23,449	~~W~~	(89,313)	~~W~~	108,770	~~W~~	42,906

(in millions of Korean won)	2019
	Beginning		Increase (Decrease)		Reclassification to gain or loss		Ending
Gain on valuation of financial assets at fair value through other comprehensive income	~~W~~	18,734	~~W~~	11,333	~~W~~	—	~~W~~	30,067
Gain (loss) on derivatives valuation		(29,985)		64,488		(41,121)		(6,618)

Total	~~W~~	(11,251)	~~W~~	75,821	~~W~~	(41,121)	~~W~~	23,449

As at December 31, 2020 and 2019, the Company’s other components of equity are as follows:

(in millions of Korean won)	December 31, 2020		December 31, 2019
Treasury stock [1]	~~W~~	(882,224)	~~W~~	(825,838)
Loss on disposal of treasury stock [2]		(20,498)		(1,690)
Share-based payments		5,901		7,769
Other		(180,999)		(181,733)

Total	~~W~~	(1,077,820)	~~W~~	(1,001,492)

[1]	During the year ended December 31, 2020, the Company acquired 4,550,000 treasury shares and granted 1,150,580 treasury shares as share-based payments.
[2]	The amount of income tax effect directly reflected in equity is ~~W~~ 7,288 million for the year ended December 31, 2020 (for the year ended December 31, 2019: ~~W~~ 603 million).

59

KT Corporation

Notes to the Separate Financial Statements

December 31, 2020 and 2019

As at December 31, 2020 and 2019, details of treasury stock are as follows:

	December 31, 2020		December 31, 2019
Number of shares (in shares)		19,269,678		15,870,258
Amounts (in millions of Korean won)	~~W~~	882,224	~~W~~	825,838

Treasury stock is expected to be used for stock compensation for the Company’s directors and employees, and other purposes.

25.	Share-Based Payments

Details of share-based payments as at December 31, 2020, are as follows:

14th grant

Grant date	June 16, 2020
Grantee	CEOs, internal directors, external directors, executives
Vesting conditions	Service condition: 1 year
Fair value per option (in Korean won)	~~W~~ 22,700
Total compensation costs	~~W~~ 5,187 million
Estimated exercise date (exercise date)	During 2021
Valuation method	Fair value method

Employee wage negotiation

Grant date	September 21, 2020
Grantee	All employees
Vesting conditions	Current employees as of September 21, 2020
Fair value per option (in Korean won)	~~W~~ 22,950
Total compensation costs	~~W~~ 23,317 million
Estimated exercise date (exercise date)	December 22, 2020
Valuation method	Fair value method

60

KT Corporation

Notes to the Separate Financial Statements

December 31, 2020 and 2019

Changes in the number of share-based payment for the years ended December 31, 2020 and 2019, are as follows:

(in shares)	2020
	Beginning	Grant	Expired	Exercised[1]	Ending	Number of shares exercisable
13th grant	372,023	—	241,548	130,475	—	—
14th grant	—	398,856	—	—	398,856	—
Employee wage negotiation	—	1,020,105	—	1,020,105	—	—

Total	372,023	1,418,961	241,548	1,150,580	398,856	—

(in shares)	2019
	Beginning	Grant	Expired	Exercised[1]	Ending	Number of shares exercisable
12th grant	353,325	—	256,543	96,782	—	—
13th grant	—	372,023	—	—	372,023	—

Total	353,325	372,023	256,543	96,782	372,023	—

[1]	The weighted average price of ordinary shares at the time of exercise during 2020 was ~~W~~ 25,486 (2019: ~~W~~ 27,482).

26.	Revenue from Contracts with Customers and relevant Contract Assets and Liabilities

The Company has recognized the following amounts relating to revenue in the separate statement of profit or loss:

(in millions of Korean won)	2020		2019
Revenue from contracts with customers	~~W~~	17,691,416	~~W~~	18,016,293
Revenue from other sources		187,865		188,458

Total revenue	~~W~~	17,879,281	~~W~~	18,204,751

Operating revenues for the years ended December 31, 2020 and 2019, are as follows:

(in millions of Korean won)	2020		2019
Services provided	~~W~~	15,086,246	~~W~~	14,937,785
Sales of goods		2,793,035		3,266,966

Total	~~W~~	17,879,281	~~W~~	18,204,751

Revenues from services provided are recognized over time, and revenue from sales of goods are recognized at a point in time.

61

KT Corporation

Notes to the Separate Financial Statements

December 31, 2020 and 2019

The contract assets, liabilities and deferred revenue recognized in relation to the revenues from contracts with customers are as follows:

(in millions of Korean won)	December 31, 2020		December 31, 2019
Contract assets[1]	~~W~~	622,608	~~W~~	611,196
Contract liabilities[1]		400,971		411,456
Deferred revenue[2]		76,198		78,872

[1]

Contract assets and liabilities recognized by long-term contractors are ~~W~~ 86,234 million for assets and ~~W~~ 29,574 million for liabilities (2019: contract assets and liabilities were ~~W~~ 98,288 million and ~~W~~ 47,832 million, respectively). The Company classifies the contract assets as account receivables, other receivables, and contract liabilities as other current liabilities.

[2]	Deferred revenue recognized relating to government grant is excluded.

The contract costs recognized as assets are as follows:

(in millions of Korean won)	December 31, 2020		December 31, 2019
Incremental cost of contract establishment	~~W~~	1,722,451	~~W~~	1,751,389
Cost of Contract performance		139,252		124,934

The Company recognized ~~W~~ 1,881,436 million (2019: ~~W~~ 1,712,920 million) of operating expenses in the current reporting period which relates to contract cost assets.

The Company did not recognize an impairment loss in anticipation of full recovery of costs recognized as assets.

In 2020, the recognized revenue arising from contract liabilities carried forward from prior year is as follows:

(in millions of Korean won)	2020		2019
Revenue recognized that was included in the contract liability balance at the beginning of the year
Allocation of the transaction price	~~W~~	243,129	~~W~~	241,494
Deferred revenue of joining/installment fee		38,828		41,448

Total	~~W~~	281,957	~~W~~	282,942

62

KT Corporation

Notes to the Separate Financial Statements

December 31, 2020 and 2019

27.	Operating Expenses

Operating expenses for the years ended December 31, 2020 and 2019, are as follows:

(in millions of Korean won)	2020		2019
Salaries and wages	~~W~~	2,267,790	~~W~~	2,183,230
Depreciation		2,333,903		2,250,925
Depreciation of intangible asset		518,449		559,550
Depreciation of right-of-use asset		381,525		418,683
Commissions		1,554,850		1,575,554
Interconnection charges		500,503		534,327
International interconnection fee		172,604		240,389
Purchase of inventories		2,887,558		3,601,941
Changes of inventories		123,829		(11,864)
Sales commission		2,522,964		2,379,570
Service cost		1,159,250		1,190,146
Purchase of contents		579,721		578,767
Utilities		335,260		317,538
Taxes and dues		235,894		237,810
Rent		109,671		115,289
Insurance premiums		61,857		72,291
Installation fees		429,727		463,473
Advertising expenses		117,952		135,942
Research and development expenses		161,001		167,014
Bad debt expenses		69,152		10,624
Others		477,582		435,830

Total	~~W~~	17,001,042	~~W~~	17,457,029

Details of employee benefits for the years ended December 31, 2020 and 2019, are as follows:

(in millions of Korean won)	2020		2019
Short-term employee benefits	~~W~~	2,051,803	~~W~~	1,996,506
Post-employment benefits (defined benefit)		131,535		134,263
Post-employment benefits (defined contribution)		39,695		38,615
Share-based payment		28,604		6,398
Others		16,153		7,448

Total	~~W~~	2,267,790	~~W~~	2,183,230

63

KT Corporation

Notes to the Separate Financial Statements

December 31, 2020 and 2019

28.	Other Income and Other Expenses

Other income for the years ended December 31, 2020 and 2019, consists of:

(in millions of Korean won)	2020		2019
Gain on disposal of property and equipment	~~W~~	18,519	~~W~~	17,488
Gain on disposal of right-of-use assets		7,548		4,572
Gain on disposal of intangible assets		749		5,896
Compensation on property and equipment		168,263		117,873
Gain on disposal of investments in subsidiaries, associates and joint ventures		—		122
Dividends received		132,025		128,390
Gains on government subsidies		31,906		19,722
Others		37,474		28,817

Total	~~W~~	396,484	~~W~~	322,880

Other expenses for the years ended December 31, 2020 and 2019, are as follows:

(in millions of Korean won)	2020		2019
Loss on disposal of property and equipment	~~W~~	69,224	~~W~~	64,338
Loss on disposal of right-of-use assets		7,691		4,499
Loss on disposal of intangible assets		2,528		4,316
Impairment loss on intangible assets		192,060		—
Impairment loss on held for sales assets[1]		14,629		7,586
Loss on disposal of investments in subsidiaries, associates and joint ventures		117		5,619
Impairment loss on investments in subsidiaries, associates and joint ventures		52,871		172,769
Donations		15,934		87,017
Others		109,927		96,833

Total	~~W~~	464,981	~~W~~	442,977

[1]	Impairment loss was recognized after being classified as an asset held for sale in the current quarter and subsequently disposed.

64

KT Corporation

Notes to the Separate Financial Statements

December 31, 2020 and 2019

29.	Financial Income and Costs

Details of financial income for the years ended December 31, 2020 and 2019, are as follows:

(in millions of Korean won)	2020		2019
Interest income	~~W~~	250,928	~~W~~	259,535
Gain on foreign currency transactions		13,778		21,383
Gain on foreign currency translation		155,265		17,419
Gain on settlement of derivatives		6,850		6,332
Gain on valuation of derivatives		—		72,409
Others		25,888		6,436

Total	~~W~~	452,709	~~W~~	383,514

Details of financial costs for the years ended December 31, 2020 and 2019, are as follows:

(in millions of Korean won)	2020		2019
Interest expenses	~~W~~	238,985	~~W~~	256,271
Loss on foreign currency transactions		20,259		25,572
Loss on foreign currency translation		11,338		78,901
Loss on settlement of derivatives		834		—
Loss on valuation of derivatives		156,122		15,785
Loss on disposal of trade receivables		8,152		11,247
Others		13,463		147

Total	~~W~~	449,153	~~W~~	387,923

65

KT Corporation

Notes to the Separate Financial Statements

December 31, 2020 and 2019

30.	Deferred Income Tax and Income Tax Expense

The analyses of deferred tax assets and deferred tax liabilities as at December 31, 2020 and 2019, are as follows:

(in millions of Korean won)	December 31, 2020		December 31, 2019
Deferred tax assets
Deferred tax assets to be recovered within 12 months	~~W~~	315,851	~~W~~	306,378
Deferred tax assets to be recovered after more than 12 months		1,042,073		1,090,939

		1,357,924		1,397,317

Deferred tax liabilities
Deferred tax liability to be recovered within 12 months		(583,908)		(494,176)
Deferred tax liability to be recovered after more than 12 months		(1,045,470)		(1,109,581)

		(1,629,378)		(1,603,757)

Deferred tax assets (liabilities), net	~~W~~	(271,454)	~~W~~	(206,440)

The gross movements on the deferred income tax account for the years ended December 31, 2020 and 2019, are calculated as follows:

(in millions of Korean won)	2020		2019
Beginning	~~W~~	(206,440)	~~W~~	(29,116)
Charged to the statement of profit or loss		(66,303)		(168,838)
Charged to other comprehensive income		1,289		(8,486)

Ending	~~W~~	(271,454)	~~W~~	(206,440)

66

KT Corporation

Notes to the Separate Financial Statements

December 31, 2020 and 2019

The movement in deferred income tax assets and liabilities during the year, without taking into consideration the offsetting of balances within the same tax jurisdiction, is as follows:

(in millions of Korean won)	2020
	Beginning		Statement of profit or loss		Other comprehensive income		Ending
Deferred tax liabilities
Investment in subsidiaries, associates and joint ventures	~~W~~	(2,315)	~~W~~	(25,481)	~~W~~	—	~~W~~	(27,796)
Deposits for severance benefits		(394,346)		(9,479)		—		(403,825)
Deferred tax gain on disposal of fixed assets		(321,051)		1,203		—		(319,848)
Accrued income		(78)		40		—		(38)
Loss on foreign exchange translation		—		(26,296)		—		(26,296)
Contract assets		(39,247)		(101,443)		—		(140,690)
Derivative instruments		(9,672)		9,672		—		—
Financial assets at fair value through other		(3,201)		(3,669)		2,882		(3,988)
Trade receivable		(9,988)		9,049		—		(939)
Prepaid expenses		(493,285)		4,960		—		(488,325)
Others		(330,574)		112,941		—		(217,633)

Total	~~W~~	(1,603,757)	~~W~~	(28,503)	~~W~~	2,882	~~W~~	(1,629,378)

Deferred tax assets
Derivative instruments	~~W~~	—	~~W~~	39,327	~~W~~	(9,775)	~~W~~	29,552
Investments in subsidiaries, associates and joint ventures		—		34,657		(637)		34,020
Depreciation expenses and impairment loss		90,935		(68,419)		—		22,516
Provision for impairment on trade receivable		59,921		3,532		—		63,453
Contribution for construction		7,526		246		—		7,772
Unsettled expenses		133,831		(20,131)		—		113,700
Provisions		34,923		671		—		35,594
Defined benefit liabilities		466,537		(634)		8,819		474,722
Withholding of facilities expenses		6,184		(437)		—		5,747
Present value discount		11,711		(1,078)		—		10,633
Assets retirement obligation		27,314		(1,861)		—		25,453

67

KT Corporation

Notes to the Separate Financial Statements

December 31, 2020 and 2019

(in millions of Korean won)	2020
	Beginning		Statement of profit or loss		Other comprehensive income		Ending
Gain or loss foreign currency translation		19,681		(19,681)		—		—
Deferred revenue		36,137		7,149		—		43,286
Contract assets		—		97,417		—		97,417
Others		374,363		(125,243)		—		249,120

Total	~~W~~	1,269,063	~~W~~	(54,485)	~~W~~	(1,593)	~~W~~	1,212,985

Temporary difference, net		(334,694)		(82,988)		1,289		(416,393)
Tax credit carryforwards		128,254		16,685		—		144,939

Total net balance	~~W~~	(206,440)	~~W~~	(66,303)	~~W~~	1,289	~~W~~	(271,454)

(in millions of Korean won)	2019
	Beginning		Statement of profit or loss		Other comprehensive income		Ending
Deferred tax liabilities
Investment in subsidiaries, associates and joint ventures	~~W~~	—	~~W~~	(2,315)	~~W~~	—	~~W~~	(2,315)
Deposits for severance benefits		(313,162)		(81,184)		—		(394,346)
Deferred tax gain on disposal of fixed assets		(321,114)		63		—		(321,051)
Accrued income		(104)		26		—		(78)
Contract assets		(5,811)		(33,436)		—		(39,247)
Derivative instruments		—		(9,672)		—		(9,672)
Financial assets at fair value through other		—		(3,201)		—		(3,201)
Trade receivable		—		(9,988)		—		(9,988)
Prepaid expenses		(391,157)		(102,128)		—		(493,285)
Others		(163,208)		(167,366)		—		(330,574)

Total	~~W~~	(1,194,556)	~~W~~	(409,201)	~~W~~	—	~~W~~	(1,603,757)

68

KT Corporation

Notes to the Separate Financial Statements

December 31, 2020 and 2019

(in millions of Korean won)	2019
	Beginning		Statement of profit or loss		Other comprehensive income		Ending
Deferred tax assets
Derivative instruments	~~W~~	8,410	~~W~~	(76)	~~W~~	(8,334)	~~W~~	—
Investments in subsidiaries, associates and joint ventures		3,002		(3,002)		—		—
Depreciation expenses and impairment loss		98,701		(7,766)		—		90,935
Provision for impairment on trade receivable		79,206		(19,285)		—		59,921
Financial assets at fair value through other comprehensive income		4,367		(325)		(4,042)		—
Contribution for construction		8,172		(646)		—		7,526
Unsettled expenses		115,424		18,407		—		133,831
Provisions		27,672		7,251		—		34,923
Defined benefit liabilities		425,990		36,657		3,890		466,537
Withholding of facilities expenses		6,609		(425)		—		6,184
Present value discount		5,205		6,506		—		11,711
Assets retirement obligation		23,881		3,433		—		27,314
Gain or loss foreign currency translation		10,534		9,147		—		19,681
Deferred revenue		40,288		(4,151)		—		36,137
Trade receivable		1,597		(1,597)		—		—
Others		203,475		170,888		—		374,363

Total	~~W~~	1,062,533	~~W~~	215,016	~~W~~	(8,486)	~~W~~	1,269,063

Temporary difference, net		(132,023)		(194,185)		(8,486)		(334,694)
Tax credit carryforwards		102,907		25,347		—		128,254

Total net balance	~~W~~	(29,116)	~~W~~	(168,838)	~~W~~	(8,486)	~~W~~	(206,440)

Total unrecognized temporary differences as deferred tax liabilities at the end of the reporting date is ~~W~~ 114,912 million (2019: ~~W~~ 124,031 million) related to investment in subsidiaries, associates and joint ventures, and the total of unrecognized temporary differences as deferred tax assets at the end of the reporting date is ~~W~~ 561,620 million (2019: ~~W~~ 601,717 million) related to investment in subsidiaries, associates and joint ventures.

69

KT Corporation

Notes to the Separate Financial Statements

December 31, 2020 and 2019

The tax impact recognized directly to equity as at December 31, 2020 and 2019, are as follows:

(in millions of Korean won)	2020						2019
	Before recognition		Tax effect		After recognition		Before recognition		Tax effect		After recognition
Gain (loss) on valuation of financial assets at fair value through other comprehensive income	~~W~~	(10,894)	~~W~~	2,882	~~W~~	(8,012)	~~W~~	15,375	~~W~~	(4,042)	~~W~~	11,333
Hedge instruments valuation gain (loss)		37,244		(9,775)		27,469		31,701		(8,334)		23,367
Remeasurements of net defined benefit liabilities		(35,609)		8,819		(26,790)		(14,796)		3,890		(10,906)

Total	~~W~~	(9,259)	~~W~~	1,926	~~W~~	(7,333)	~~W~~	32,280	~~W~~	(8,486)	~~W~~	23,794

Details of income tax expenses for the years ended December 31, 2020 and 2019, are calculated as follows:

(in millions of Korean won)	2020		2019
Current income tax expenses	~~W~~	81,502	~~W~~	25,956
Impact of change in temporary difference		66,303		168,838

Total income tax expense	~~W~~	147,805	~~W~~	194,794

The tax on the Company’s profit before tax differs from the theoretical amount that would arise using the weighted average tax rate applicable to profits of the entities as follows:

(in millions of Korean won)	2020		2019
Profit before income tax	~~W~~	813,298	~~W~~	623,216

Expected tax expense at statutory tax rate	~~W~~	213,295	~~W~~	161,023
Tax effects of
Income not taxable for tax purposes		(30,859)		(16,144)
Expenses not deductible for tax purposes		26,552		28,565
Tax credit and deferred tax effects due to consolidated tax return		(45,784)		(37,259)
Others		(15,399)		58,609

Income tax expense	~~W~~	147,805	~~W~~	194,794

70

KT Corporation

Notes to the Separate Financial Statements

December 31, 2020 and 2019

31.	Earnings per Share

Basic earnings per share is calculated by dividing the profit for the period by the weighted average number of ordinary shares outstanding during the year, excluding ordinary shares purchased by the Company and held as treasury stock.

Basic earnings per share for the years ended December 31, 2020 and 2019, is calculated as follows:

(in millions of Korean won)	2020		2019
Profit attributable to ordinary shares	~~W~~	665,493	~~W~~	428,422
Weighted average number of ordinary shares outstanding		245,207,307		245,171,283
Basic earnings per share (in Korean won)		2,714		1,747

Diluted earnings per share from operations is calculated by adjusting the weighted average number of ordinary shares outstanding to assume conversion of all dilutive potential ordinary shares. The Company has dilutive potential ordinary shares from other share-based payments.

Diluted earnings per share for the years ended December 31, 2020 and 2019, is calculated as follows:

(in millions of Korean won)	2020		2019
Profit attributable to ordinary shares (in millions of Korean won)	~~W~~	665,493	~~W~~	428,422
Adjusted profit for the year attributable to ordinary shares (in millions of Korean won)		665,493		428,422
Number of dilutive potential ordinary shares outstanding		69,598		70,267
Weighted-average number of ordinary shares outstanding and dilutive ordinary shares		245,276,905		245,241,550
Diluted earnings per share (in Korean won)		2,713		1,747

Diluted earnings per share is earnings per outstanding of ordinary shares and dilutive potential ordinary shares. Diluted earnings per share is calculated by dividing adjusted profit for the year by the sum of the number of ordinary shares and dilutive potential ordinary shares.

32.	Dividends

The dividends paid by the Company in 2020 were ~~W~~ 269,766 million (~~W~~ 1,100 per share). The dividends paid by the Company in 2019 were ~~W~~ 269,659 million (~~W~~ 1,100 per share). A dividend in respect of the year ended December 31, 2020, of ~~W~~ 1,350 per share, amounting to a total dividend of ~~W~~ 326,487 million, is to be proposed at the shareholders’ meeting on March 29, 2021.

71

KT Corporation

Notes to the Separate Financial Statements

December 31, 2020 and 2019

33.	Cash Generated from Operations

Cash flows from operating activities for the years ended December 31, 2020 and 2019, are as follows:

(in millions of Korean won)	2020		2019
1. Profit for the year	~~W~~	665,493	~~W~~	428,422
2. Adjustments for:
Income tax expense		147,805		194,794
Interest income		(250,928)		(259,535)
Interest expense		238,985		256,271
Dividends income		(132,033)		(128,895)
Depreciation		2,364,284		2,288,773
Amortization of intangible assets		520,297		563,185
Depreciation of right-of-use assets		381,525		418,683
Provisions for severance benefits (defined benefits)		148,139		150,385
Impairment losses on trade receivables		89,243		28,805
Loss on disposal of subsidiaries, associates and joint ventures		117		5,497
Impairment loss on interests in subsidiaries, associates and joint ventures		52,871		172,769
Loss on disposal of property and equipment		50,705		46,850
Loss (gain) on disposal of intangible assets		1,779		(1,580)
Loss (gain) on disposal of right-of-use assets		143		(73)
Loss (gain) on foreign currency translation		(143,928)		61,482
Loss (gain) on valuation of derivatives, net		150,106		(60,980)
Loss (gain) on valuation of financial assets at fair value through profit or loss		(13,063)		(3,153)
Loss (gain) on disposal of financial assets at fair value through profit or loss		576		(2,778)
Impairment loss on intangible assets		192,060		—
Others		13,980		23,317
3. Changes in operating assets and liabilities
Decrease (increase) in trade receivables		15,981		(525,898)
Increase in other receivables		(42,724)		(28,499)
Decrease (increase) in other current assets		131,059		(444,649)
Increase in other non-current assets		(53,531)		(131,889)
Decrease (increase) in inventories		129,755		(51,482)
Increase (decrease) in trade payables		(213,467)		106,007
Increase (decrease) in other payables		(141,783)		55,694
Increase in other current liabilities		54,934		82,579
Increase in other non-current liabilities		38,938		2,923
Increase in provisions		3,197		32,625
Increase (decrease) in deferred revenue		57,932		(15,787)
Post-employment benefits paid (defined benefits)		(108,800)		(55,264)
Increase in plan assets		(73,542)		(266,224)

4. Cash generated from operations (1+2+3)	~~W~~	4,227,540	~~W~~	2,942,375

72

KT Corporation

Notes to the Separate Financial Statements

December 31, 2020 and 2019

Significant transactions not affecting cash flows for the years ended December 31, 2020 and 2019, are as follows:

(in millions of Korean won)	2020		2019
Reclassification of the current portion of borrowings	~~W~~	1,229,335	~~W~~	1,026,082
Reclassification of construction-in-progress to property and equipment		2,782,740		1,451,381
Reclassification of accounts payable from property and equipment		(48,561)		600,366
Reclassification of accounts payable from intangible assets		(339,208)		(339,208)
Reclassification of payable from defined benefit liability		70,570		(18,425)
Reclassification of payable from plan assets		62,955		(16,683)
Reclassification of tangible assets from right-of-use assets		—		(209,703)
Reclassification of tangible assets from assets held for sale		—		(82,865)

73

KT Corporation

Notes to the Separate Financial Statements

December 31, 2020 and 2019

34.	Changes in Liabilities Arising from Financing Activities

Changes in liabilities arising from financing activities, Liabilities related to cashflow to be classified as future financing activities, for the years ended December 31, 2020 and 2019, are as follows:

(in millions of Korean won)	2020
	Beginning		Cash flows		Non-cash
					Newly acquired		Exchange difference		Fair value change		Other changes		Ending
Borrowing	~~W~~	7,028,040	~~W~~	54,899	~~W~~	—	~~W~~	(149,335)	~~W~~	—	~~W~~	12,164	~~W~~	6,945,768
Financial lease liabilities		1,120,825		(437,171)		436,040		—		—		(53,550)		1,066,144
Derivative liabilities		18,632		—		—		142,511		(30,574)		(10,220)		120,349
Derivative assets		(55,423)		36,594		—		2,870		(1,887)		10,162		(7,684)

Total	~~W~~	8,112,074	~~W~~	345,678	~~W~~	436,040	~~W~~	(3,954)	~~W~~	(32,461)	~~W~~	(41,444)	~~W~~	8,124,577

(in millions of Korean won)	2019
	Beginning		Cash flows		Non-cash
					Changes in accounting policy		Newly acquired		Exchange difference		Fair value change		Other changes		Ending
Borrowing	~~W~~	6,313,537	~~W~~	639,870	~~W~~	—	~~W~~	—	~~W~~	60,788	~~W~~	—	~~W~~	13,845	~~W~~	7,028,040
Financial lease liabilities		163,710		(464,789)		748,225		689,748		—		—		(16,069)		1,120,825
Derivative liabilities		61,833		(9,734)		—		—		(4,250)		(19,252)		(9,965)		18,632
Derivative assets		(29,843)		33,635		—		—		(53,729)		(14,483)		8,997		(55,423)

Total	~~W~~	6,509,237	~~W~~	198,982	~~W~~	748,225	~~W~~	689,748	~~W~~	2,809	~~W~~	(33,735)	~~W~~	(3,192)	~~W~~	8,112,074

74

KT Corporation

Notes to the Separate Financial Statements

December 31, 2020 and 2019

35.	Related Party Transactions

The list of subsidiaries, associates, joint ventures and others of the Company as at December 31, 2020, is as follows:

Relationship	Name of Entity
Subsidiaries

KT Hitel Co., Ltd., KTCS Corporation, KTIS Corporation, KT Service Bukbu Co., Ltd.,

KT Service Nambu Co., Ltd., KT Powertel Co., Ltd., KT Linkus Co., Ltd.,

KT Telecop Co., Ltd., KTDS Co., Ltd., Nasmedia, Inc., KT M Hows Co., Ltd.,

KT M&S Co., Ltd., GENIE Music Corporation (KT Music Corporation), KT Estate Inc.,

KT Skylife Co., Ltd., H&C Network, KTGDH Co., Ltd. (KTSB Data Service Co., Ltd.),

KT Sat Co., Ltd., KT Submarine Co., Ltd., KT Sports Co., Ltd.,

KT Strategic Investment Fund No.2, KT Music Contents Fund 1, Korea Telecom America, Inc., Korea Telecom Japan Co., Ltd., Korea Telecom China Co., Ltd., KT Dutch B.V., PT. KT AMC, KT Commerce Inc., BC Card Co., Ltd., VP Inc.,

BC Card Shanghai Co., Ltd., Skylife TV Co., Ltd., Initech Co., Ltd., Smartro Co., Ltd.,

East Telecom LLC, KT NEXR Co., Ltd., KT Rwanda Networks Ltd.,

KT Belgium, KT-Michigan Global Contents Fund, Autopion Co., Ltd.,

KBTO sp.zo.o, AOS Ltd., KT M Mobile Co., Ltd., KT investment Co., Ltd,

PT. BC Card Asia Pacific, Whowho&Company Co., Ltd.,

KT Hongkong Telecommunications Co., Ltd., KT Strategic Investment Fund No.3,

PlayD Co., Ltd. (N search Marketing Co., Ltd.), Korea Telecom Singapore Pte, Ltd., Texnoprosistem LLP, KT Music Contents Fund No.2, KT Strategic Investment Fund No.4, BC-VP Strategic Investment Fund No.1, KT MOS Bukbu Co., Ltd.,

KT MOS Nambu Co., Ltd., Nasmedia Thailand Co., Ltd., Next Connect PFV,

KT huimangjieum, KT Strategic Investment Fund No.5, GE Premier 1st Corporate Restructuring Real Estate Investment Trust Company, K Real T Rental House No.3, Storywiz Co., Ltd., KT Engineering Co., Ltd (KT ENGCORE Co., Ltd.)

Associates

KIF Investment Fund, K-REALTY CR REIT 1,Boston Global Film & Contents Fund L.P., QTT Global (Group) Company Limited, CU Industrial Development Co., Ltd, KD Living, Inc., Oscar Ent. Co., Ltd., LoginD Co., Ltd., K-REALTY CR-REIT 6, K Bank Inc., Daiwon Broadcasting Co., Ltd., KT-DSC creative economy youth start-up investment fund,

Korea Electronic Vehicle Charging Service, K-REALTY RENTAL HOUSING REIT 2,

AI RESEARCH INSTITUTE, KT-IBKC Future Investment Fund 1, Gyeonggi-KT Yoojin Superman Fund, FUNDA Co., Ltd, CHAMP IT Co., Ltd.,

Alliance Internet Corp., Little big pictures, Virtual Realm Sendirian Berhad, KT Philippines, KT Smart Factory Investment Union, Studio Discovery Co., Ltd., KT Youth Startup DNA Investment Association, Hyundai Robotics Co., Ltd., IGIS Professional investors Private Investment Real Estate Investment LLC No 395

Others[1]	KHS Co., Ltd.

[1]

Although the entity is not the related party of the Company in accordance with Korean IFRS 1024, the entity belongs to the Large Enterprise Group to which the Company also belongs in accordance with the Monopoly Regulation and Fair Trade Act.

75

KT Corporation

Notes to the Separate Financial Statements

December 31, 2020 and 2019

The amount of the installment handset sales receivable succeeded by KTIS Corporation, KTCS Corporation and KT M&S Co., Ltd. is ~~W~~ 560,325 million.

The Company has entered into an additional agreements in relation to providing communication service in wholesale with KT M Mobile. In connection with the agreement, the Company offsets all or partial receivables against payables for joining mobile telecommunication services and usage of network arising from telecommunication operating.

Outstanding balances of receivables and payables in relation to transaction with related parties as at December 31, 2020 and 2019, are as follows:

(in millions of Korean won)	December 31, 2020
	Receivables								Payables
	Trade receivables		Loans and others		Other receivables		Lease receivables		Trade payables		Other payables		Lease liabilities
Subsidiaries
KT Linkus Co., Ltd.	~~W~~	605	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	10,339	~~W~~	—
KT Telecop Co., Ltd.		1,228		—		401		—		1,942		25,707		—
KTCS Corporation		172		—		7,044		—		—		50,363		14
KTIS Corporation		688		—		3,474		—		—		40,189		—
KT Service Bukbu Co., Ltd.		15		—		—		22		—		21,678		—
KT Service Nambu Co., Ltd.		3		—		—		—		—		23,742		—
KT Skylife Co., Ltd.		1,899		—		5,507		—		—		9,762		—
KTDS Co., Ltd.		10,210		—		3,072		—		—		96,644		—
KT Estate Inc.		8,687		—		46,338		—		—		21,276		35,880
Skylife TV Co., Ltd [2]		—		3,687		—		—		—		1,849		—
BC Card Co., Ltd.[1]		494		—		4,858		—		—		612		6
KT Sat Co., Ltd.		1,750		—		—		—		—		1,206		—
KT Hitel Co., Ltd.		2,071		—		461		—		13,335		11,393		—
KT Commerce Inc.		107		—		—		—		9,243		46,708		—
KT M Hows Co., Ltd.		157		—		—		—		—		2,799		—
KT M&S Co., Ltd.		153		3,650		567		6		—		114,262		—
GENIE Music Corporation (KT Music Corporation)		81		—		285		—		—		26,680		—
KT M Mobile Co., Ltd.		14,170		—		96		—		—		498		—
Nasmedia, Inc.		5,355		—		—		—		—		1,263		—
KT MOS Bukbu Co., Ltd.		8		—		713		—		—		9,293		—
KT MOS Nambu Co., Ltd.		—		—		—		—		—		9,174		—
KT Engineering Co., Ltd (KT ENGCORE Co., Ltd)		5				3,298		32		1,327		99,173		7
Others		4,067		700		2,979		—		462		9,051		40
Associates and joint ventures
K-REALTY CR REIT 1		—		—		16,200		—		—		—		20,857
K Bank Inc.		274		—		—		—		—		2		—
others		45		—		16		—		—		5		—
Others
KHS Corporation		6		—		—		—		—		—		—

Total	~~W~~	52,250	~~W~~	8,037	~~W~~	95,309	~~W~~	60	~~W~~	26,309	~~W~~	633,668	~~W~~	56,804

76

KT Corporation

Notes to the Separate Financial Statements

December 31, 2020 and 2019

(in millions of Korean won)	December 31, 2019
	Receivables								Payables
	Trade receivables		Loans and others		Other receivables		Lease receivables		Trade payables		Other payables		Lease liabilities
Subsidiaries
KT Linkus Co., Ltd.	~~W~~	1,243	~~W~~	—	~~W~~	2	~~W~~	3	~~W~~	—	~~W~~	16,378	~~W~~	—
KT Telecop Co., Ltd.		849		—		96		—		1,791		2,985		10
KTCS Corporation		63		—		—		—		—		52,550		2
KTIS Corporation		986		—		3,099		—		—		37,257		—
KT Service Bukbu Co., Ltd.		16		—		9		30		—		20,992		—
KT Service Nambu Co., Ltd.		—		—		17		—		—		22,612		—
KT Skylife Co., Ltd.		5,243		—		2,795		—		—		14,647		—
KTDS Co., Ltd.		307		—		925		—		—		85,327		—
KT Estate Inc.		834		—		46,064		—		—		43,780		86,018
Skylife TV Co., Ltd [2]		7		3,687		—		—		—		2,524		—
BC Card Co., Ltd.[1]		4,255		—		77		—		—		1,153		—
KT Sat Co., Ltd.		576		—		1		—		—		1,954		—
KT Hitel Co., Ltd.		1,794		—		386		—		17,380		7,192		—
KT Commerce Inc.		89		—		—		—		8,837		36,750		—
KT M Hows Co., Ltd.		119		—		61		—		—		2,665		—
KT M&S Co., Ltd.		200		4,235		10		—		—		91,693		—
GENIE Music Corporation (KT Music Corporation)		185		—		4		—		8,705		4,023		—
KT M Mobile Co., Ltd.		10,394		—		—		—		—		752		—
Nasmedia, Inc.		6,727		—		13		—		—		933		—
KT MOS Bukbu Co., Ltd.		7		—		—		—		—		9,169		—
KT MOS Nambu Co., Ltd.		2		—		2,390		—		—		8,698		—
Others		3,534		500		4,080		—		382		10,146		6
Associates and joint ventures
K-REALTY CR REIT 1		—		—		23,100		—		—		—		57,907
K Bank Inc.		188		—		—		—		—		—		—
Others		402		—		2		—		—		—		—
Others
KT Engineering Co., Ltd (KT ENGCORE Co., Ltd)		—		—		9,401		—		85		147,369		74
KHS Corporation		—		—		—		—		—		2		—

Total	~~W~~	38,020	~~W~~	8,422	~~W~~	92,532	~~W~~	33	~~W~~	37,180	~~W~~	621,551	~~W~~	144,017

77

KT Corporation

Notes to the Separate Financial Statements

December 31, 2020 and 2019

[1]	As at December 31, 2020, ~~W~~ 580 million of the unsettled amount (2019: ~~W~~ 1,081 million) in credit card transaction with BC Card Co., Ltd. is included in trade payables.
[2]	The convertible bonds issued by Skylife TV Co., Ltd., amounting to ~~W~~ 3,000 million, are classified as financial assets at fair value through profit or loss.

Significant transactions with related parties for the years ended December 31, 2020 and 2019, are as follows:

(in millions of Korean won)	2020
	Sales				Purchases				Acquisition of right-of-use assets		Interest income		Interest expense		Dividend income
	Operating revenue		Other income		Operating expenses		Others [1]
Subsidiaries
KT Linkus Co., Ltd.	~~W~~	11,327	~~W~~	2	~~W~~	61,245	~~W~~	511	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—
KT Telecop Co., Ltd.		11,835		—		82,232		—		—		—		1		—
KTCS Corporation		74,494		75		315,431		1,213		—		—		—		254
KTIS Corporation		51,092		—		290,709		—		—		1		—		918
KT Service Bukbu Co., Ltd.		13,617		4		205,992		31		—		1		—		—
KT Service Nambu Co., Ltd.		11,399		3		248,790		20		—		—		—		—
KT Skylife Co., Ltd.		33,538		13		40,287		—		—		—		2		8,368
KTDS Co., Ltd.		27,552		33		356,232		4		—		1		—		5,208
KT Estate Inc.		13,760		—		103,960		—		29		—		1,633		42,680
Skylife TV Co., Ltd.		3,707		—		7,477		—		—		90		—		—
BC Card Co., Ltd.		8,545		24		29,722		—		—		4		—		52,013
KT Sat Co., Ltd.		16,276		—		12,844		—		—		—		—		—
KT Hitel Co., Ltd.		26,281		—		64,094		793		—		—		—		—
KT Commerce Inc.		960		—		153,149		81,832		—		—		—		—
KT M Hows Co., Ltd.		1,444		—		696		—		—		—		—		1,520
KT M&S Co., Ltd.		407,915		80		197,411		—		—		—		—		—
GENIE Music Corporation (KT Music Corporation)		2,142		—		56,201		—		—		—		—		—
KT M Mobile Co., Ltd.		85,701		—		7,313		—		—		—		—		—
Nasmedia, Inc.		624		—		6,599		—		—		2		—		2,470
KT MOS Nambu Co., Ltd.		1,790		5		61,917		7,611		—		—		—		—
KT MOS Bukbu Co., Ltd.		2,440		—		67,492		276		—		—		—		—
KT Engineering Co., Ltd (KT ENGCORE Co., Ltd))		392		—		49,933		182,737		14		—		1		—
Others		23,209		4		47,574		1		1,432		2		1		1,294
Associates and joint ventures
K-REALTY CR REIT 1		—		—		—		—		—		—		917		8,061
K Bank Inc.		2,510		—		6		—		—		—		—		—
KIF Investment Fund		—		—		—		—		—		—		—		9,241
Others		573		70		3,207		—		—		—		—		—
Others
KT Engineering Co., Ltd (KT ENGCORE Co., Ltd) [2]		149		—		25,082		61,409		—		—		—		—
KHS Corporation		32		—		8,882		—		—		—		—		—

Total	~~W~~	833,304	~~W~~	313	~~W~~	2,502,477	~~W~~	336,438	~~W~~	1,475	~~W~~	101	~~W~~	2,555	~~W~~	132,027

78

KT Corporation

Notes to the Separate Financial Statements

December 31, 2020 and 2019

[1]	The amount includes acquisition of property and equipment, and others.
[2]	Transaction amount before inclusion into the subsidiary

(in millions of Korean won)	2019
	Sales				Purchases				Acquisition of right-of-use assets		Interest income		Interest expense		Dividend income
	Operating revenue		Other income		Operating expenses		Others [1]
Subsidiaries
KT Linkus Co., Ltd.	~~W~~	10,767	~~W~~	2	~~W~~	66,506	~~W~~	129	~~W~~	6	~~W~~	1	~~W~~	—	~~W~~	—
KT Telecop Co., Ltd.		15,569		—		18,259		4,328		27		7		3		—
KTCS Corporation		66,210		1		330,290		5,403		5		1		1		286
KTIS Corporation		52,876		2		293,507		56		19		1		93		816
KT Skylife Co., Ltd.		38,195		1		55,235		57		—		—		6		8,368
KT Service Bukbu Co., Ltd.		15,005		1		211,258		—		—		1		—		—
KT Service Nambu Co., Ltd.		13,786		—		251,744		61		—		1		—		—
KTDS Co., Ltd.		14,890		20		298,360		31,782		—		2		—		4,440
KT Estate Inc.		13,878		59		187,056		1,421		17,041		—		2,647		48,671
Skylife TV Co., Ltd.		3,995		—		9,127		—		—		733		—		—
BC Card Co., Ltd.		14,311		28		30,543		—		2		5		—		43,140
KT Sat Co., Ltd.		4,949		1		18,275		—		—		—		—		4,400
KT Hitel Co., Ltd.		20,541		—		59,520		3,383		—		1		—		—
KT Commerce Inc.		916		—		111,513		112,801		—		—		—		—
KT M Hows Co., Ltd.		1,503		—		859		—		—		—		—		836
KT M&S Co., Ltd.		511,450		3		221,816		49		—		1		1,617		—
GENIE Music Corporation (KT Music Corporation)		1,405		—		55,277		—		—		—		—		—
KT M Mobile Co., Ltd.		70,355		—		7,908		—		—		—		—		—
Nasmedia, Inc.		485		—		1,844		—		—		—		—		1,983
KT MOS Bukbu Co., Ltd.		2,306		—		75,311		1,542		—		14		—		—
KT MOS Nambu Co., Ltd.		1,838		—		64,600		1,820		—		66		—		—
Others		24,569		114		48,450		470		1,276		18		6		335
Associates and joint ventures
K-REALTY CR REIT 1		—		—		—		—		776		—		2,225		10,928
K Bank Inc.		2,340		—		3		—		—		—		—		—
Others		878		118		3,820		—		—		—		—		4,279
Others
KT Engineering Co., Ltd (KT ENGCORE Co., Ltd)		441		10		87,559		223,194		131		—		2		—
KHS Corporation		88		—		14,632		—		—		—		—		—

Total	~~W~~	903,546	~~W~~	360	~~W~~	2,523,272	~~W~~	386,496	~~W~~	19,283	~~W~~	852	~~W~~	6,600	~~W~~	128,482

[1]	The amount includes acquisition of property and equipment, and others.

79

KT Corporation

Notes to the Separate Financial Statements

December 31, 2020 and 2019

Key management compensation

Key management compensation for the years ended December 31, 2020 and 2019, consists of:

(in millions of Korean won)	2020		2019
Salaries and other short-term benefits	~~W~~	2,086	~~W~~	2,955
Post-employment benefits		390		321
Stock-based compensation		5,613		891

Total	~~W~~	8,089	~~W~~	4,167

80

KT Corporation

Notes to the Separate Financial Statements

December 31, 2020 and 2019

Fund transactions with related parties for the years ended December 31, 2020 and 2019, are as follows

(in millions of Korean won)	2020
	Loan transactions				Borrowing transactions[1]				Equity contributions in cash
	Loans		Collections		Borrowing		Refund
Subsidiaries
KTCS Corporation	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	2	~~W~~	—
KTIS Corporation		—		—		—		21		—
KT Estate Inc.		—		—		29		26,761		—
BC Card Co., Ltd		—		—		—		1		—
KT Engineering Co., Ltd (KT ENGCORE Co., Ltd)		—		—		—		21		28,000
KBTO Sp.z o.o.		—		—		—		—		1,681
KT M&S Co., Ltd.		15,500		16,085		—		—		—
Storywiz Co., Ltd		202		202		—		—		14,000
Others		—		—		—		92		14,597
Associates
KIF Investment Fund		—		—		—		—		2,000
K-REALTY CR REIT 1		—		—		—		20,304		—
KT-CKP New Media Investment Fund		—		—		—		—		(109)
KT Youth Startup DNA Investment Association		—		—		—		—		3,300
Hyundai Robotics Co Ltd		—		—		—		—		50,000
Gyeonggi kt Eugene Investment Association		—		—		—		—		1,000
Others
KT Engineering Co., Ltd (KT ENGCORE Co., Ltd) 2		—		—		—		34		—

Total	~~W~~	15,702	~~W~~	16,287	~~W~~	29	~~W~~	47,236	~~W~~	114,469

[1]	Borrowing transactions include lease transactions.
[2]	Transactions before inclusion into subsidiary.
[3]	During the period, the company shares in K-Bank to BC Card for 36,321 million won.

81

KT Corporation

Notes to the Separate Financial Statements

December 31, 2020 and 2019

(in millions of Korean won)	2019
	Loan transactions				Borrowing transactions[1]				Equity contributions in cash
	Loans		Collections		Borrowing		Refund
Subsidiaries
KT Linkus Co., Ltd.	~~W~~	—	~~W~~	—	~~W~~	1	~~W~~	6	~~W~~	—
KT Telecop Co., Ltd.		—		—		—		10		—
KTCS Corporation		—		—		—		5		—
KT Submarine Co., Ltd		—		—		—		—		—
KTIS Corporation		—		—		—		27		—
KT Estate Inc.		—		—		6,915		26,163		—
KT M&S Co., Ltd.		4,860		625		—		—		—
KTGDH Co., Ltd. (KTSB Data Service Co., Ltd.)		—		—		—		—		3,440
KT Strategic Investment Fund No.5		—		—		—		—		6,000
KT huimangjieum		—		—		—		—		1,500
KBTO Sp.z o.o.		—		—		—		—		3,828
KT Music Contents Fund 1		—		—		—		—		(1,050)
Others		—		—		372		456		(9,613)
Associates
KT-DSC creative economy youth start-up investment fund		—		—		—		—		(1,080)
KT-IBK Future Investment Fund 1		—		—		—		—		3,250
Virtua Realm Sendirian Berhad		—		—		—		—		550
K-REALTY CR REIT 1		—		—		—		30,385		—
KT Philippines		—		—		—		—		99
KT-CKP New Media Investment Fund		—		—		—		—		(174)
K Bank Inc.		—		—		—		—		21,782
KT-SB Venture Investment Fund		—		—		—		—		(2,404)
Others		—		—		—		—		3,000
Others
KT Engineering Co., Ltd (KT ENGCORE Co., Ltd)		—		—		—		129		—

Total	~~W~~	4,860	~~W~~	625	~~W~~	7,288	~~W~~	57,181	~~W~~	29,128

[1]	Borrowing transactions include lease transactions.
[2]	Conversion effect from the adoption of Korean IFRS 1116 Lease on January 1, 2019 has been excluded.

As at December 31, 2020, the Company entered into a credit card agreement with a limit of ~~W~~ 4,731 million (2019: ~~W~~ 4,851 million) with BC Card Co., Ltd.

As at December 31, 2020, there is no collateral or payment guarantee provided to or from related parties.

36.	Financial Risk Management

(1)	Financial Risk Factors

The Company’s activities expose it to a variety of financial risks: market risk, credit risk and liquidity risk. The Company’s overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on the Company’s financial performance. The Company uses derivatives to hedge certain financial risk exposures such as cash flow risk.

82

KT Corporation

Notes to the Separate Financial Statements

December 31, 2020 and 2019

The Company’s financial policy is set up in the long-term perspective and annually reported to the Board of Directors. The financial risk management is carried out by the Value Management Office, which identifies, evaluates and hedges financial risks. The treasury department in the Value Management Office considers various market conditions to estimate the effect from the market changes.

1) Market risk

The Company’s market risk management focuses on controlling the extent of exposure to the risk in order to minimize revenue volatility. Market risk is a risk that decreases value or profit of the Company’s portfolio due to changes in market interest rate, foreign exchange rate and other factors.

(i) Sensitivity analysis

Sensitivity analysis is performed for each type of market risk to which the Company is exposed. Reasonably possible changes in the relevant risk variable such as prevailing market interest rates, currency rates, equity prices or commodity prices are estimated and if the rate of change in the underlying risk variable is stable, the Company does not alter the chosen reasonably possible change in the risk variable. The reasonably possible change does not include remote or ‘worst case’ scenarios or ‘stress tests’.

(ii) Foreign exchange risk

The Company is exposed to foreign exchange risk arising from operating, investing and financing activities. Foreign exchange risk is managed within the range of the possible effect on the Company’s cash flows. Foreign exchange risk (i.e, foreign currency translation of overseas operating assets and liabilities) not affecting the Company’s cash flows is not hedged but can be hedged at a particular situation.

As at December 31, 2020 and 2019, if the foreign exchange rate had strengthened/weakened by 10% with all other variables held constant, the effects on profit before income tax and equity would have been as follows:

(in millions of Korean won)	Fluctuation of foreign exchange rate	Income before tax[1]		Equity
2020.12.31	+ 10%	~~W~~	1,781	~~W~~	13,522
	- 10%		(1,781)		(13,522)
2019.12.31	+ 10%	~~W~~	(4,152)	~~W~~	1,535
	- 10%		4,152		(1,535)

[1]	Computed with considering derivatives hedging effect applied by the Company to hedge foreign exchange risk of liabilities in foreign currencies.

The above analysis is a simple sensitivity analysis which assumes that all the variables other than foreign exchange rates are held constant. Therefore, the analysis does not reflect any correlation between foreign exchange rates and other variables, nor management’s decision to decrease the risk.

83

KT Corporation

Notes to the Separate Financial Statements

December 31, 2020 and 2019

Details of financial assets and liabilities in foreign currencies as at December 31, 2020 and 2019, are as follows:

(in thousands of foreign currencies)	December 31, 2020				December 31, 2019
	Financial assets		Financial liabilities		Financial assets		Financial liabilities
USD	~~W~~	150,178	~~W~~	1,804,247	~~W~~	134,588	~~W~~	1,640,274
SDR		255		728		255		729
JPY		—		46,000,000		—		80,000,000
MMK		—		—		84		—
EUR		1		6		1		6
BDT		—		—		18,898		—
PLN		26		—		—		—
RWF		646		—		706		—
VND		242,370		—		271,563		—
TZS		1,019		—		6,919		—
BWP		212		—		911		—
XAF		16,229		—		97,411		—
SGD		—		284,000		—		—
THB		535		—		—		—

(iii) Price risk

As at December 31, 2020 and 2019, the Company is exposed to equity securities price risk because the securities held by the Company are traded in active markets. If the market prices had increased/decreased by 10% with all other variables held constant, the effects on profit before income tax and equity would have been as follows:

(in millions of Korean won)	Fluctuation of price	Income before tax		Equity
2020.12.31	+ 10%	~~W~~	17	~~W~~	282
	- 10%		(17)		(282)
2019.12.31	+ 10%	~~W~~	24	~~W~~	261
	- 10%		(24)		(261)

The above analysis is based on the assumption that the equity index had increased/decreased by 10% with all other variables held constant and all the Company’s marketable equity instruments had moved according to the historical correlation with the index. Equity would increase/decrease as a result of gain or loss on equity securities classified as financial assets at fair value through profit or loss and financial assets at fair value through other comprehensive income.

84

KT Corporation

Notes to the Separate Financial Statements

December 31, 2020 and 2019

(iv) Cash flow and fair value interest rate risk

The Company’s interest rate risk arises from liabilities in foreign currency such as foreign currency debentures. Debentures in foreign currency issued at variable rates expose the Company to cash flow interest rate risk which is partially offset by swap transactions. Debentures and borrowings issued at fixed rates expose the Company to fair value interest rate risk. The Company sets the policy and operates to minimize the uncertainty of the changes in interest rates and financial costs.

As at December 31, 2020 and 2019, if the market interest rate had increased/decreased by 100bp with other variables held constant, the effects on profit before income tax and equity would be as follows:

(in millions of Korean won)	Fluctuation of interest rate	Income before tax		Equity

2020.12.31	+ 100 bp	~~W~~	169	~~W~~	18,432
	- 100 bp		(169)		(19,277)
2019.12.31	+ 100 bp	~~W~~	112	~~W~~	15,073
	- 100 bp		(169)		(19,657)

The above analysis is a simple sensitivity analysis which assumes that all the variables other than market interest rates are held constant. Therefore, the analysis does not reflect any correlation between market interest rates and other variables, nor the management’s decision to decrease the risk.

2) Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the Company’s trade receivables from customers, debt securities and others

•	Risk management

Credit risk is managed on the Company basis with the purpose of minimizing financial loss. Credit risk arises from the normal transactions and investing activities, where clients or other party fails to discharge an obligation on contract conditions. To manage credit risk, the Company considers the counterparty’s credit based on the counterparty’s financial conditions, default history and other important factors.

Credit risk arises from cash and cash equivalents, derivative financial instruments and deposits with banks and financial institutions, as well as outstanding receivables. To minimize such risk, only the financial institutions with strong credit ratings are accepted.

The Company’s investments in debt instruments are considered to be low risk investments. The credit ratings of the investments are monitored for credit deterioration.

85

KT Corporation

Notes to the Separate Financial Statements

December 31, 2020 and 2019

•	Security

For some trade receivables, the Company may obtain security in the form of guarantees or letters of credit, etc. which can be called upon if the counterparty is in default under the terms of the agreement.

•	Impairment of financial assets

The Company has three types of financial assets that are subject to the expected credit loss model:

•	trade receivables for sales of goods and provision of services,

•	contract assets relating to provision of services, and

•	other financial assets carried at amortized cost.

While cash equivalents are also subject to the impairment requirement, the identified impairment loss was immaterial.

86

KT Corporation

Notes to the Separate Financial Statements

December 31, 2020 and 2019

The maximum exposure to credit risk of the Company’s financial instruments without considering value of collaterals as at December 31, 2020 and 2019, are as follows:

(in millions of Korean won)	December 31, 2020		December 31, 2019
Cash and cash equivalents (except for cash on hand)	~~W~~	1,532,285	~~W~~	1,326,703
Trade and other receivables
Financial assets at amortized costs		3,088,703		3,038,182
Financial assets at fair value through other comprehensive income		1,118,619		1,256,266
Contract assets		536,373		512,908
Other financial assets
Derivatives financial assets for hedging purposes		7,684		55,423
Financial assets at fair value through profit or loss		155,695		131,112
Financial assets at amortized costs		262,477		72,329

Total	~~W~~	6,701,836	~~W~~	6,392,923

(i)	Trade and other receivables and contract assets

The Company applies the simplified approach to measuring expected credit losses which uses a lifetime expected loss allowance for all trade and other receivables and contract assets.

The Company measures the expected credit loss by considering the future irrecoverability rate of the remaining balance of trade receivables and other receivables at the end of the reporting period. Each trade receivables and other receivables are classified considering the credit risk characteristics and overdue periods in order to measure expected credit loss. The expected credit loss rate calculation is based on historical payment and credit loss information in relation to revenue for 36 months period up to December 31, 2020.

(ii)	Cash equivalents (except for cash on hand)

The Company is also exposed to credit risk in relation to cash equivalents. The maximum exposure at the end of the reporting period is the carrying amount of these investments.

(iii)	Other financial assets at amortized costs

Other financial assets at amortized cost include time deposits, other long-term financial instruments and others.

All of the financial assets at amortized costs are considered to have low credit risk, and the loss allowance recognized during the period was, therefore, limited to 12 months expected losses.

87

KT Corporation

Notes to the Separate Financial Statements

December 31, 2020 and 2019

Management consider ‘low credit risk’ for other instruments when they have a low risk of default and the issuer has a strong capacity to meet its contractual cash flow obligations in the near term.

(iv)	Financial assets at fair value through other comprehensive income

The Company is also exposed to credit risk in relation to financial assets at fair value through other comprehensive income. The maximum exposure at the end of the reporting period is equal to the carrying amount of these investments.

(v)	Financial assets at fair value through profit or loss

The Company is also exposed to credit risk in relation to financial assets that are measured at fair value through profit or loss. The maximum exposure at the end of the reporting period is the carrying amount of these investments.

3) Liquidity risk

The Company manages its liquidity risk by liquidity strategy and plans. The Company considers the maturity of financial assets and financial liabilities and the estimated cash flows from operations.

The table below analyzes the Company’s liabilities (including interest expenses) into relevant maturity groups based on the remaining period at the report date to the contractual maturity date and these amounts are contractual undiscounted cash flows:

(in millions of Korean won)	December 31, 2020
	Less than 1 year		1-5 years		More than 5 years		Total
Trade and other payables	~~W~~	4,286,430	~~W~~	534,910	~~W~~	255,246	~~W~~	5,076,586
Borrowings (including debentures)		1,380,953		4,193,341		2,258,360		7,832,654
Lease liabilities		314,626		621,972		169,004		1,105,602
Others[1]		1,618		—		—		1,618

Total	~~W~~	5,983,627	~~W~~	5,350,223	~~W~~	2,682,610	~~W~~	14,016,460

(in millions of Korean won)	December 31, 2019
	Less than 1 year		1-5 years		More than 5 years		Total
Trade and other payables	~~W~~	4,747,516	~~W~~	749,092	~~W~~	367,757	~~W~~	5,864,365
Borrowings (including debentures)		1,231,932		4,336,576		2,493,637		8,062,145
Lease liabilities		363,881		672,786		177,922		1,214,589
Others[1]		5,882		—		—		5,882

Total	~~W~~	6,349,211	~~W~~	5,758,454	~~W~~	3,039,316	~~W~~	15,146,981

[1]

Consists of the maximum limit related to joint responsibility and agreement of assumption of debts. The cash flows on Agreements are classified based on the earliest period that the agreement can be executed (Note 20).

88

KT Corporation

Notes to the Separate Financial Statements

December 31, 2020 and 2019

As at December 31, 2020 and 2019, cash outflow and inflow of derivatives settled gross or net are undiscounted contractual cash flow and can differ from the amount in the financial statements.

(in millions of Korean won)	December 31, 2020
	Less than 1 year		1-5 years		More than 5 years		Total
Outflows	~~W~~	202,540	~~W~~	2,107,615	~~W~~	498,619	~~W~~	2,808,774
Inflows		205,346		2,008,798		480,570		2,694,714

(in millions of Korean won)	December 31, 2019
	Less than 1 year		1-5 years		More than 5 years		Total
Outflows	~~W~~	607,109	~~W~~	1,559,350	~~W~~	507,947	~~W~~	2,674,406
Inflows		639,323		1,603,494		524,483		2,767,300

(2)	Capital Risk Management

The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to provide returns for shareholders and benefits for other stakeholders and to maintain an optimal capital structure to reduce the cost of capital.

The Company’s capital structure consists of liabilities including borrowings, cash and cash equivalents, and shareholders’ equity. The treasury department monitors the Company’s capital structure and considers cost of capital and risks related to each capital component.

The Company’s debt-to-equity ratios as at December 31, 2020 and 2019, are as follows:

(in millions of Korean won)	December 31, 2020		December 31, 2019
Total liabilities	~~W~~	14,824,369	~~W~~	15,319,364
Total equity		13,203,557		12,893,295
Debt-to-equity ratio		112%		119%

The Company manages capital on the basis of the gearing ratio. The ratio is calculated as net debt divided by total capital. Net debt is calculated as total borrowings less cash and cash equivalents. Total capital is calculated as ‘equity’ as shown in the statement of financial position plus net debt.

89

KT Corporation

Notes to the Separate Financial Statements

December 31, 2020 and 2019

The Company’s gearing ratios as at December 31, 2020 and 2019, are as follows:

(in millions of Korean won)	December 31, 2020		December 31, 2019
Total borrowings	~~W~~	6,945,768	~~W~~	7,028,040
Less: cash and cash equivalents		(1,541,210)		(1,328,397)

Net debt		5,404,558		5,699,643
Total equity		13,203,557		12,893,296

Total capital	~~W~~	18,608,115	~~W~~	18,592,939

Gearing ratio		29%		31%

(3)	Offsetting Financial Assets and Financial Liabilities

Details of the Company’s recognized financial assets subject to enforceable master netting arrangements or similar agreements are as follows:

(in millions of Korean won)	December 31, 2020
	Gross assets		Gross liabilities offset		Net amounts presented in the statement of financial position		Amounts not offset				Net amount
							Financial instruments		Cash collateral
Trade receivables	~~W~~	73,435	~~W~~	(2,025)	~~W~~	71,410	~~W~~	(67,420)	~~W~~	—	~~W~~	3,990

Total	~~W~~	73,435	~~W~~	(2,025)	~~W~~	71,410	~~W~~	(67,420)	~~W~~	—	~~W~~	3,990

(in millions of Korean won)	December 31, 2019
	Gross assets		Gross liabilities offset		Net amounts presented in the statement of financial position		Amounts not offset				Net amount
							Financial instruments		Cash collateral
Trade receivables	~~W~~	67,553	~~W~~	(1,173)	~~W~~	66,380	~~W~~	(63,604)	~~W~~	—	~~W~~	2,776

Total	~~W~~	67,553	~~W~~	(1,173)	~~W~~	66,380	~~W~~	(63,604)	~~W~~	—	~~W~~	2,776

Netting arrangements with reference to the offers of telecommunication facility interconnection and sharing data among telecommunication companies.

90

KT Corporation

Notes to the Separate Financial Statements

December 31, 2020 and 2019

Details of the Company’s recognized financial assets subject to enforceable master netting arrangements or similar agreements are as follows:

(in millions of Korean won)	December 31, 2020
	Gross liabilities		Gross assets offset		Net amounts presented in the statement of financial position		Amounts not offset				Net amount
							Financial instruments		Cash collateral
Trade payables	~~W~~	81,912	~~W~~	(2,025)	~~W~~	79,887	~~W~~	(67,420)	~~W~~	—	~~W~~	12,467

Total	~~W~~	81,912	~~W~~	(2,025)	~~W~~	79,887	~~W~~	(67,420)	~~W~~	—	~~W~~	12,467

(in millions of Korean won)	December 31, 2019
	Gross liabilities		Gross assets offset		Net amounts presented in the statement of financial position		Amounts not offset				Net amount
							Financial instruments		Cash collateral
Trade payables	~~W~~	73,294	~~W~~	(1,173)	~~W~~	72,121	~~W~~	(63,604)	~~W~~	—	~~W~~	8,517

Total	~~W~~	73,294	~~W~~	(1,173)	~~W~~	72,121	~~W~~	(63,604)	~~W~~	—	~~W~~	8,517

Netting arrangements with reference to the offers of telecommunication facility interconnection, sharing data, and others among telecommunication companies.

91

KT Corporation

Notes to the Separate Financial Statements

December 31, 2020 and 2019

37.	Fair Value

(1)	Fair Value by Financial Instruments Category

Carrying amounts and fair values of the financial assets and financial liabilities by category as at December 31, 2020 and 2019, are as follows:

(in millions of Korean won)	December 31, 2020				December 31, 2019
	Carrying amount		Fair value		Carrying amount		Fair value
Financial assets
Cash and cash equivalents	~~W~~	1,541,210		[1]	~~W~~	1,328,397		[1]
Trade and other receivables
Financial assets measured at amortized cost [2]		3,085,047		[1]		3,035,777		[1]
Financial assets at fair value through other comprehensive income		1,118,619	1,118,619			1,256,266	1,256,266
Other financial assets
Financial assets measured at amortized cost		262,477		[1]		72,329		[1]
Financial assets at fair value through profit or loss		155,805	155,805			131,344	131,344
Financial assets at fair value through other comprehensive income		22,860	22,860			20,974	20,974
Derivative financial assets for hedging purpose		7,684	7,684			55,423	55,423

Total	~~W~~	6,193,702			~~W~~	5,900,510

Financial liabilities
Trade and other payables	~~W~~	5,015,237		[1]	~~W~~	5,758,569		[1]
Borrowings		6,945,768		[1]		7,028,040		[1]
Other financial liabilities
Derivative financial liabilities for hedging purpose		120,349	120,349			18,632	18,632

Total	~~W~~	12,081,354			~~W~~	12,805,241

[1]	The Company did not conduct fair value estimation since the book amount is a reasonable approximation of the fair value.
[2]	With the application of Korean IFRS 1107, lease receivables are excluded from fair value disclosure.

92

KT Corporation

Notes to the Separate Financial Statements

December 31, 2020 and 2019

(2)	Fair Value Hierarchy

Assets measured at fair value or for which the fair value is disclosed are categorized within the fair value hierarchy, and the defined levels are as follows:

•	Level 1: The quoted (unadjusted) price in active markets for identical assets or liabilities that an entity can access at the measurement date. (Level 1).

•	Level 2: All inputs other than quoted prices included in Level 1 that are observable (either directly that is, or indirectly that is, derived from prices) for the asset or liability (Level 2).

•	Level 3: The unobservable inputs for the asset or liability (Level 3).

Fair value hierarchy classifications of the financial assets and financial liabilities that are measured at fair value or its fair value is disclosed as at December 31, 2020 and 2019, are as follows:

(in millions of Korean won)	December 31, 2020
	Level 1		Level 2		Level 3		Total
Assets
Trade and other receivables
Financial assets at fair value through other comprehensive income	~~W~~	—	~~W~~	1,118,619	~~W~~	—	~~W~~	1,118,619
Other financial assets
Financial assets at fair value through profit or loss		110		—		155,695		155,805
Financial assets at fair value through other comprehensive income		1,825		—		21,035		22,860
Derivative financial assets for hedging purpose		—		7,684		—		7,684
Investment properties		—		—		2,014,091		2,014,091

Total	~~W~~	1,935	~~W~~	1,126,303	~~W~~	2,190,821	~~W~~	3,319,059

Liabilities
Other financial liabilities
Derivative financial liabilities for hedging purpose	~~W~~	—	~~W~~	116,155	~~W~~	4,194	~~W~~	120,349

Total	~~W~~	—	~~W~~	116,155	~~W~~	4,194	~~W~~	120,349

93

KT Corporation

Notes to the Separate Financial Statements

December 31, 2020 and 2019

(in millions of Korean won)	December 31, 2019
	Level 1		Level 2		Level 3		Total
Assets
Trade and other receivables
Financial assets at fair value through other comprehensive income	~~W~~	—	~~W~~	1,256,266	~~W~~	—	~~W~~	1,256,266
Other financial assets
Financial assets at fair value through profit or loss		232		—		131,112		131,344
Financial assets at fair value through other comprehensive income		2,010		—		18,964		20,974
Derivative financial assets for hedging purpose		—		37,781		17,642		55,423
Investment properties		—		—		1,825,297		1,825,297

Total	~~W~~	2,242	~~W~~	1,294,047	~~W~~	1,993,015	~~W~~	3,289,304

Liabilities
Other financial liabilities
Derivative financial liabilities for hedging purpose	~~W~~	—	~~W~~	18,632	~~W~~	—	~~W~~	18,632

Total	~~W~~	—	~~W~~	18,632	~~W~~	—	~~W~~	18,632

94

KT Corporation

Notes to the Separate Financial Statements

December 31, 2020 and 2019

(3)	Transfers between Fair Value Hierarchy Levels of Recurring Fair Value Measurements

There are no transfers between Level 1 and Level 2 of the fair value hierarchy for the recurring fair value measurements.

Details of changes in Level 3 of the fair value hierarchy for the recurring fair value measurements are as follows:

(in millions of Korean won)	2020
	Financial assets				Financial liabilities
	Financial assets at fair value through profit or loss		Financial assets at fair value through other comprehensive income		Financial assets (liabilities) at fair value through profit or loss
Beginning balance	~~W~~	131,112	~~W~~	18,964	~~W~~	(17,642)
Amount recognized in profit or loss		13,186		—		29,345
Amount recognized in other comprehensive income		—		2,489		(7,509)
Acquisition		12,334		—		—
Disposal		(937)		(418)		—

Ending balance	~~W~~	155,695	~~W~~	21,035	~~W~~	4,194

(in millions of Korean won)	2019
	Financial assets						Financial liabilities
	Financial assets at fair value through profit or loss		Financial assets at fair value through other comprehensive income		Financial assets (liabilities) used for hedging		Financial assets (liabilities) at fair value through profit or loss
Beginning balance	~~W~~	101,156	~~W~~	17,762	~~W~~	(10,183)	~~W~~	7,758
Amount recognized in profit or loss		3,042		—		14,455		1,976
Amount recognized in other comprehensive income		—		1,165		13,370		—
Acquisition		29,027		37		—		—
Disposal		(2,113)		—		—		(9,734)

Ending balance	~~W~~	131,112	~~W~~	18,964	~~W~~	17,642	~~W~~	—

95

KT Corporation

Notes to the Separate Financial Statements

December 31, 2020 and 2019

(4)	Valuation Techniques and Inputs

Valuation techniques and inputs used in the recurring fair value measurements and disclosed fair values categorized within Level 2 and Level 3 of the fair value hierarchy as at December 31, 2020 and 2019, are as follows:

(in millions of Korean won)	December 31, 2020
	Fair value		Level	Valuation techniques
Assets
Trade and other receivables
Financial assets at fair value through other comprehensive income	~~W~~	1,118,619	2	DCF Model
Other financial assets
Financial assets at fair value through profit or loss		155,695	3	DCF Model, Adjusted net asset model
Financial assets at fair value through other comprehensive income		21,035	3	DCF Model
Derivative financial assets for hedging purpose		7,684	2	DCF Model
		2,014,091	3	DCF Model
Investment properties
Liabilities
Other financial liabilities
Derivative financial liabilities for hedging purpose		116,155	2	DCF Model
		4,194	3	Hull-White Model, DCF Model

(in millions of Korean won)	December 31, 2019
	Fair value		Level	Valuation techniques
Assets
Trade and other receivables
Financial assets at fair value through other comprehensive income	~~W~~	1,256,266	2	DCF Model
Other financial assets
Financial assets at fair value through profit or loss		131,112	3	DCF Model, Adjusted net asset model
Financial assets at fair value through other comprehensive income		18,964	3	DCF Model
Derivative financial assets for hedging purpose		37,781	2	DCF Model
		17,642	3	Hull-White Model, DCF Model
Investment properties		1,825,297	3	DCF Model
Liabilities
Other financial liabilities
Derivative financial liabilities for hedging purpose		18,632	2	DCF Model

96

KT Corporation

Notes to the Separate Financial Statements

December 31, 2020 and 2019

(5)	Valuation Processes for Fair Value Measurements Categorized Within Level 3

The Company uses external experts that perform the fair value measurements required for financial reporting purposes. External experts report directly to the chief financial officer (CFO), and discusses valuation processes and results with the CFO in line with the Company’s closing dates.

(6)	Gains and Losses on Valuation at the Transaction Date

In the case that the Company values derivative financial instruments using inputs not based on observable market data, and the fair value calculated by the said valuation technique differs from the transaction price, then the fair value of the financial instruments is recognized as the transaction price. The difference between the fair value at initial recognition and the transaction price is deferred and amortized using a straight-line method by maturity of the financial instrument. However, in the case where inputs of the valuation techniques become observable in markets, the remaining deferred difference is immediately recognized in full as profit for the year.

Changes in deferred amount for the years ended December 31, 2020 and 2019, are as follows:

(in millions of Korean won)	2020				2019
	Derivatives used for hedging		Derivative held for trading		Derivatives used for hedging		Derivative held for trading
I. Beginning balance	~~W~~	3,682	~~W~~	—	~~W~~	5,107	~~W~~	(2,824)
II. New transactions		—		—		—		—
III. Recognized at fair value through profit or loss		(1,425)		—		(1,425)		2,824

IV. Ending balance (I+II+III)	~~W~~	2,257	~~W~~	—	~~W~~	3,682	~~W~~	—

97

KT Corporation

Notes to the Separate Financial Statements

December 31, 2020 and 2019

38.	Changes in Accounting Policies - Determination of Lease Term Considering Economic Penalty

From January 1, 2020, the Company has changed its accounting policy by adopting accounting treatments in accordance with agenda decisions for ‘Lease Term and Useful Life of Leasehold Improvements’ issued by IFRS Interpretations Committee on December 16, 2019. The Company determines the lease term as the non-cancellable period of a lease, together with both (a) periods covered by an option to extend the lease if the lessee is reasonably certain to exercise that option; and (b) periods covered by an option to terminate the lease if the lessee is reasonably certain not to exercise that option. When the lessee and the lessor each has the right to terminate the lease without permission from the other party, the Company should consider a termination penalty in determining the period for which the contract is enforceable. The changes in accounting policy have been adopted retrospectively in accordance with Korean IFRS 1108 Accounting Policies, Changes in Accounting Estimates and Errors, and comparatives for the 2019 financial year have been adjusted.

In relation to the changes in accounting policy, the adjusted amounts recognized in each line items in the financial statements are as follows:

Statements of financial position

(in millions of Korean won)	December 31, 2020						December 31, 2019
	Amount based on previous policy		Adjustment		Amount based on changed policy		Previously reported amount		Adjustment		Adjusted amount
Current assets
Prepaid expenses	~~W~~	1,460,893	~~W~~	(2,119)	~~W~~	1,458,774	~~W~~	1,491,233	~~W~~	(1,026)	~~W~~	1,490,207
Non-current assets
Right-of-use assets		520,008		632,145		1,152,153		714,968		479,832		1,194,800

Current liabilities
Lease liabilities	~~W~~	228,207	~~W~~	63,263	~~W~~	291,470	~~W~~	295,980	~~W~~	36,600	~~W~~	332,580
Non-current liabilities
Lease liabilities		208,142		566,532		774,674		342,633		445,612		788,245

Total liabilities	~~W~~	436,349	~~W~~	629,795	~~W~~	1,066,144	~~W~~	638,613	~~W~~	482,212	~~W~~	1,120,825

Net assets
Retained earnings	~~W~~	11,233,482	~~W~~	232	~~W~~	11,233,714	~~W~~	10,869,988	~~W~~	(3,406)	~~W~~	10,866,582

98

KT Corporation

Notes to the Separate Financial Statements

December 31, 2020 and 2019

Statements of profit or loss

(in millions of Korean won)	2020						2019
	Amount based on previous policy		Adjustment		Amount based on changed policy		Previously reported amount		Adjustment		Adjusted amount
Operating expenses	~~W~~	17,008,105	~~W~~	(7,063)	~~W~~	17,001,042	~~W~~	17,465,530	~~W~~	(8,501)	~~W~~	17,457,029
Other income		390,688		5,796		396,484		322,880		—		322,880
Other expenses		464,981		—		464,981		441,273		1,705		442,978
Finance income		452,709		—		452,709		383,514		—		383,514
Finance cost		439,931		9,222		449,153		377,721		10,202		387,923
Income tax expense		147,805		—		147,805		194,794		—		194,794
Profit for the year		661,856		3,637		665,493		431,828		(3,406)		428,422
Basic earnings per share		2,699		15		2,714		1,761		(14)		1,747
Diluted earnings per share		2,696		15		2,711		1,761		(14)		1,747

With the initial adoption of Korean IFRS 1116 Lease, right-of-use assets and lease liabilities increased by ~~W~~ 881,946 million and ~~W~~ 620,190 million, respectively, as at January 1, 2019. In consideration of the economic penalties to be incurred from the contractual obligations, changes in accounting policy in relation to lease term resulted in an additional increase to the beginning balance of right-of-use assets and lease liabilities, by the amount of ~~W~~ 128,035 million and ~~W~~ 128,035 million, respectively, for the year as at January 1, 2019 (Note 34).

39.	Events After the Reporting Period

The company has issued the following bonds since the end of the reporting period.

(in millions of Korean won)	Issued date	Face value		Interest rate	Redemption date
Public Offer Bonds 194-1	2021-01-27	~~W~~	130,000	1.127%	2024-01-26
Public Offer Bonds 194-2	2021-01-27		140,000	1.452%	2026-01-27
Public Offer Bonds 194-3	2021-01-27		50,000	1.849%	2031-01-27
Public Offer Bonds 194-4	2021-01-27		80,000	1.976%	2041-01-25

99

Report on Independent Auditor’s

Audit of Internal Control over Financial Reporting

(English Translation of a Report Originally Issued in Korean)

To the Board of Directors and Shareholders of

KT Corporation

Opinion on Internal Control over Financial Reporting

We have audited KT Corporation’s (the Company) Internal Control over Financial Reporting as at December 31, 2020, based on Conceptual Framework for Designing and Operating Internal Control over Financial Reporting.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as at December 31, 2020, based on Conceptual Framework for Designing and Operating Internal Control over Financial Reporting.

We also have audited, in accordance with Korean Standards on Auditing, the separate financial statements of the Company, which comprise the separate statement of financial position as at December 31, 2020, and the separate statement of profit or loss, separate statement of comprehensive income, separate statement of changes in equity and separate statement of cash flow for the year then ended, and notes to the separate financial statements including a summary of significant accounting policies, and our report dated March 9, 2021 expressed an unqualified opinion.

Basis for Opinion on Internal Control over Financial Reporting

We conducted our audit in accordance with Korean Standards on Auditing. Our responsibility under these standards are further described in the Auditor’s Responsibilities for the Audit of Internal Control over Financial Reporting section of our report. We are independent of the Company in accordance with the ethical requirements of the Republic of Korea that are relevant to our audit of internal control over financial reporting and we have fulfilled our other ethical responsibilities in accordance with the ethical requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management and Those Charged with Governance for Internal Control over Financial Reporting

Management is responsible for designing, implementing and maintaining effective internal control over financial reporting, and for its assessment about the effectiveness of internal control over financial reporting, included in the accompanying Report on the Effectiveness of Internal Control over Financial Reporting.

Those charged with governance have the responsibilities for overseeing internal control over financial reporting.

Samil PricewaterhouseCoopers, 100 Hangang-daero, Yongsan-gu, Seoul 04386, Korea, www.samil.com

100

Auditor’s Responsibilities for the Audit of Internal Control over Financial Reporting

Our responsibility is to express opinion on the Company’s internal control over financial reporting based on our audit. We conducted the audit in accordance with Korean Standards on Auditing. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

An audit of internal control over financial reporting involves performing procedures to obtain audit evidence about whether a material weakness exists. The procedures selected depend on the auditor’s judgment, including the assessment of the risks that a material weakness exists. An audit includes obtaining an understanding of internal control over financial reporting and testing and evaluating the design and operating effectiveness of internal control over financial reporting based on the assessed risk.

Definition and Inherent Limitations of Internal Control over Financial Reporting

An entity’s internal control over financial reporting is a process effected by those charged with governance, management, and other personnel, designed to provide reasonable assurance regarding the preparation of reliable financial statements in accordance with International Financial Reporting Standards as adopted by the Republic of Korea. An entity’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the entity; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with International Financial Reporting Standards as adopted by the Republic of Korea, and that receipts and expenditures of the entity are being made only in accordance with authorizations of management and those charged with governance; and (3) provide reasonable assurance regarding prevention, or timely detection and correction of unauthorized acquisition, use, or disposition of the entity’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent, or detect and correct, misstatements. Also, projections of any assessment of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

The engagement partner on the audit resulting in this independent auditor’s report is Jin-Kyu Lee, Certified Public Accountant.

Seoul, Korea

March 9, 2021

This report is effective as of March 9, 2021, the audit report date. Certain subsequent events or circumstances, which may occur between the audit report date and the time of reading this report, could have a material impact on the Company’s internal control over financial reporting thereto. Accordingly, the readers of the audit report should understand that there is a possibility that the above audit report may have to be revised to reflect the impact of such subsequent events or circumstances, if any.

101

Report on the Effectiveness of

the Internal Control over Financial Reporting

To the Shareholders, Audit Committee and Board of Directors of

KT Corporation

We, as the Chief Executive Officer (“CEO”) and the Internal Control over Financial Reporting (“ICFR”) Officer of KT Corporation (“the Company”), assessed the effectiveness of the design and operation of the Company’s Internal Control over Financial Reporting for the year ended December 31, 2020.

The Company’s management, including ourselves, is responsible for designing and operating ICFR.

We assessed the design and operating effectiveness of the ICFR in the prevention and detection of an error or fraud which may cause material misstatements in the preparation and disclosure of reliable financial statements.

We designed and operated ICFR in accordance with Conceptual Framework for Designing and Operating Internal Control over Financial Reporting established by the Operating Committee of Internal Control over Financial Reporting in Korea (“the ICFR Committee”). And, we conducted an evaluation of ICFR based on Management Guideline for Evaluating and Reporting Effectiveness of Internal Control over Financial Reporting established by the ICFR Committee.

Based on the assessment results, we believe that the Company’s ICFR, as at December 31, 2020, is designed and operating effectively, in all material respects, in conformity with the Conceptual Framework for Designing and Operating Internal Control over Financial Reporting

We certify that this report does not contain any untrue statement of a fact, or omit to state a fact necessary to be presented herein. We also certify that this report does not contain or present any statement which cause material misunderstandings, and we have reviewed and verified this report with sufficient due care.

February 25, 2021

Chief Executive Officer	Hyeon-Mo Ku

Internal Control over Financial Reporting Officer	Young-Jin Kim

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